Form 10-K405, Exhibit 13
period 1996-12-31
TRAVELERS PROPERTY CASUALTY CORP
filed 1997-03-26
CIK 1010551

                                                                   EXHIBIT 13.01

                              TAP's Annual Report to Stockholders of the Company
                                                                     Pages 17-55
                                                 (pagination of exhibit does not
                                                 correspond to pagination in the
                                             1996 Annual Report to Stockholders)

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES


Selected Consolidated Financial Data
--------------------------------------------------------------------------------------------------------------------
(at and for the year ended December 31,
in millions except per share amounts) (1)                        1996     1995       1994      1993        1992
-----------------------------------------------------------------------------------------------------------------
Total revenues                                                $ 8,197    $4,569    $ 4,168    $4,715     $  5,245
-----------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of
   accounting changes                                         $   391    $  419    $   188    $  167     $  (186)
Cumulative effect of accounting changes (2)                         -         -          -         -         (71)
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                             $   391    $  419    $   188    $  167     $  (257)
-----------------------------------------------------------------------------------------------------------------
Total assets                                                  $49,779   $24,062    $22,481   $21,416     $20,842
Long-term debt                                                  1,249         -          -         -           -
TAP-obligated mandatorily redeemable preferred
   securities of subsidiary trusts holding solely junior
   subordinated debt securities of TAP                            900         -          -         -           -
Stockholders' equity (3)                                        6,480     3,601      2,581     2,977       2,600

Per common share data:
Income (loss) before cumulative effect of
   accounting changes                                         $ 1.05     $ 1.42    $ 0.64     $ 0.57     $ (0.63)
Cumulative effect of accounting changes                            -          -         -          -       (0.24)
--------------------------------------------------------------------------------------------------------------------
Net income (loss) (4)                                         $ 1.05     $ 1.42    $ 0.64     $ 0.57     $ (0.87)
--------------------------------------------------------------------------------------------------------------------
Cash dividends                                                $ 0.15        N/A        N/A       N/A         N/A
Book value                                                     16.22        N/A        N/A       N/A         N/A
Book value excluding FAS 115 adjustment                        15.50        N/A        N/A       N/A         N/A

Other data:
Average number of common shares and equivalents (4)            367.1      294.5      294.5     294.5       294.5
Year-end common shares outstanding (5)                         399.6        N/A        N/A       N/A         N/A

(1) Includes amounts related to Aetna P&C from April 2, 1996, the date of the acquisition. GAAP financial data related to balance sheet data as of December 31, 1993 and subsequent, and income statement data related to periods ended after December 31, 1993, are presented on a purchase accounting basis.

(2) Included in net income for 1992 is an after-tax charge of $130 million resulting from the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and an after-tax benefit of $59 million resulting from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

(3) Stockholders' equity at December 31, 1996, 1995 and 1994 reflects $285 million, $280 million and ($443) million, respectively, of net unrealized gains (losses) on investment securities pursuant to the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994.

(4) Net income per common share is computed after recognition of preferred stock dividend requirements and is based on the weighted average number of common shares and common share equivalents outstanding during the period. For purposes of the computation of net income per share, the weighted average number of common shares and common share equivalents was computed by treating the common stock issued within a one-year period prior to the initial filing of the registration statement relating to the initial public offering (IPO) as outstanding for all reported periods. This amount was then reduced by the dilutive effect of such issuances of stock prior to the IPO determined by using the actual proceeds and the number of shares that could have been repurchased using the IPO price as the repurchase price for all periods presented.

(5) In April 1996, in conjunction with the acquisition of Aetna P&C, the Company issued common stock through its IPO. See note 2.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Results of Operations reflect the consolidated results of operations of Travelers Property Casualty Corp. (formerly Travelers/Aetna Property Casualty Corp.) (TAP) and its subsidiaries (the Company).

CONSOLIDATED OVERVIEW
On April 2, 1996, TAP purchased from Aetna Services Inc. (formerly Aetna Life and Casualty Company) (Aetna) all of the outstanding capital stock of The Aetna Casualty and Surety Company and The Standard Fire Insurance Company (collectively, Aetna P&C) for approximately $4.2 billion in cash. To finance the $4.2 billion purchase price, including transaction costs, plus capital contributions totaling $710 million to Aetna P&C, TAP borrowed $2.7 billion from a syndicate of banks under a five-year revolving credit facility, as amended, that expires on December 19, 2001 (the Credit Facility) and sold approximately 33 million shares of its Class A Common Stock representing approximately 9% of its outstanding common stock (at that time) to four private investors, including Aetna, for an aggregate of $525 million. The Travelers Insurance Group Inc.
(TIGI) acquired approximately 328 million shares of Class B Common Stock of TAP in exchange for contributing the outstanding capital stock of The Travelers Indemnity Company (Travelers Indemnity) and a capital contribution of approximately $1.1 billion. In addition, Travelers Group Inc. (Travelers Group) purchased from TAP $540 million of Series Z Preferred Stock of TAP. Approximately $18 million of the purchase price was funded through the settlement of receivables from Aetna. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of Aetna P&C's operations only from the date of acquisition.

On April 23, 1996, TAP sold in a public offering approximately 39 million shares of its Class A Common Stock, representing approximately 9.75% of its outstanding common stock, for total proceeds of $928 million. On April 24, 1996, TAP sold in a public offering $500 million of 6-3/4% Notes due April 15, 2001 and $200 million of 7-3/4% Notes due April 15, 2026. On April 26, 1996, Travelers P&C Capital I, a wholly owned subsidiary trust of TAP, issued $800 million of 8.08% Trust Preferred Securities in a public offering. On May 10, 1996, Travelers P&C Capital II, a wholly owned subsidiary trust of TAP, issued $100 million of 8.00% Trust Preferred Securities in a public offering. These Trust Preferred Securities, which are fully and unconditionally guaranteed by TAP, have a liquidation value of $25 per Trust Preferred Security and are mandatorily redeemable under certain circumstances. The aggregate proceeds from the above offerings of $2.5 billion, together with the proceeds from the issuance by TAP of approximately $700 million of commercial paper, were used to repay in full the borrowings under the Credit Facility and to redeem in full TAP's Series Z Preferred Stock.

Prior to the acquisition, the Company was a wholly owned subsidiary of TIGI, which is an indirect wholly owned subsidiary of Travelers Group.

On December 31, 1994, the Company acquired the remaining 50% of Gulf Insurance Company (Gulf) which it did not already own from Travelers Group for approximately $150 million. The effects of this transaction were not significant.

The Company provides a wide range of commercial and personal property and casualty insurance products and services to businesses, associations and individuals throughout the United States.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1996

                                            YEAR ENDED DECEMBER 31,
                                           1996      1995      1994
                                           ----      ----      ----
Revenues (millions)                       $8,197    $4,569    $4,168

Net income (millions)                     $  391    $  419    $  188
Preferred dividends (millions)                 4      --        --
                                          ------    ------    ------
Net income available to common
   stockholders (millions)                $  387    $  419    $  188
                                          ======    ======    ======

Net income per share                      $ 1.05    $ 1.42    $ 0.64
Weighted average number of common
   shares outstanding and common stock
   equivalents (millions)                  367.1     294.5     294.5

Net income of $391 million in 1996 decreased $28 million from 1995. Net income of $419 million in 1995 increased $231 million over 1994. The decrease in 1996 from 1995 was primarily due to $423 million of net charges related to the acquisition and integration of Aetna P&C. This was mostly offset by the post-acquisition results of operations of Aetna P&C. These net acquisition-related charges include, on an after-tax basis, $318 million in reserve increases, net of reinsurance, related primarily to cumulative injury claims other than asbestos, insurance products involving financial guarantees, reserve strengthening, and assumed reinsurance, $121 million in uncollectible reinsurance and other receivables, and $23 million in lease and severance costs related to the restructuring plan for the acquisition, partially offset by $39 million in decreases in Personal Lines automobile reserves. The increase in 1995 from 1994 was the result of the increases in realized investment gains and net investment income, as well as improved loss trends in the workers' compensation line of business and expense reduction initiatives, partially offset by an after-tax gain of $19 million from the 1994 sale of Bankers and Shippers Insurance Company (Bankers and Shippers).

Excluding realized investment gains and losses in all years, net acquisition-related charges of $423 million described above and the 1994 gain on the sale of Bankers and Shippers, the Company's earnings were $802 million, $373 million and $266 million in 1996, 1995 and 1994, respectively. The increase in 1996 was due to the inclusion of Aetna P&C from April 2, 1996. The increase also reflects strong net investment income, favorable loss experience in personal auto lines and the benefits of expense-reduction initiatives associated with the acquisition, marginally offset by higher catastrophe losses.

Revenues of $8.197 billion in 1996 increased $3.628 billion from 1995. Revenues of $4.569 billion in 1995 increased $401 million from 1994. The 1996 increase was primarily attributable to the acquisition of Aetna P&C and includes a $2.713 billion increase in earned premiums and a $946 million increase in net investment income. The increase in revenues in 1995 compared to 1994 is primarily attributable to an increase in realized investment gains of $203 million, an increase in net investment income of $137 million and an increase in earned premiums of $137 million.

Commercial Lines earned premiums increased $1.678 billion to $3.695 billion for 1996 primarily reflecting the acquisition of Aetna P&C. The increase in Commercial Lines earned premiums is net of continued decreases resulting from the Company's selective underwriting and the highly competitive marketplace. Personal Lines earned premiums of $2.323 billion for 1996 increased $1.039 billion from $1.284 billion in 1995, primarily reflecting the acquisition of Aetna P&C. In addition, the increase in Personal Lines earned premiums is due to growth in targeted automobile and homeowners markets, partially offset by reductions in catastrophe-prone areas.

Net investment income was $1.656 billion in 1996, an increase of $946 million from 1995, primarily due to the acquisition of Aetna P&C, increased funds available for investment and a higher return on investments. Net investment income was $710 million in 1995, an increase of $137 million from 1994. The increase in 1995 compared to 1994 is primarily due to increased funds available for investment and a higher return on investments.

National Accounts within Commercial Lines is the primary source of fee income due to its service business. Fee income of $455 million in 1996 was virtually the same as in 1995. Fee income was $456 million in 1995, a $40 million decrease from 1994. Fee income in both 1996 and 1995 was negatively impacted by the depopulation of involuntary pools as the loss experience of workers' compensation improved and insureds moved to voluntary markets, the Company's selective renewal activity to address the competitive pricing environment and its continued success in lowering workers' compensation losses of customers. The negative impact of the above factors on 1996 was mostly offset by the acquisition of Aetna P&C.

Claims and expenses of $7.710 billion in 1996 increased $3.692 billion from 1995. The increase was primarily attributable to the claims and expenses related to the Aetna P&C business and financing costs associated with the acquisition of Aetna P&C, partially offset by expense reductions. Claims and expenses of $4.018 billion in 1995 increased $60 million from 1994. In 1995, the decrease in claims and expenses due to expense reduction initiatives and improved loss trends in the workers' compensation line of business was more than offset by the consolidation of Gulf.

The Company's effective tax rate was 20%, 24% and 10% for 1996, 1995 and 1994, respectively. These rates differed from the statutory tax rate in those years primarily due to municipal bond interest not taxed for federal income tax purposes. The 1996 effective rate was lower than 1995 due to an increased level of tax-exempt income and lower pre-tax income, partially offset by higher goodwill amortization resulting from the acquisition of Aetna P&C. The 1995 effective rate was higher than 1994 due to approximately the same level of tax-exempt income and higher pre-tax income.

The overall statutory and GAAP combined ratios were as follows:

                                                           1996      1995      1994
                                                           ----      ----      ----
Statutory:
     Loss and Loss Adjustment Expense (LAE) ratio ..       85.5%     78.2%     90.2%
     Underwriting expense ratio ....................       31.3      26.4      26.2
     Combined ratio before policyholder dividends ..      116.8     104.6     116.4
     Combined ratio ................................      117.2     105.4     115.3
GAAP:
     Loss and LAE ratio ............................       81.0      74.6      78.6
     Underwriting expense ratio ....................       33.6      29.0      27.7
     Combined ratio before policyholder dividends ..      114.6     103.6     106.3
     Combined ratio ................................      115.2     104.3     105.3

GAAP combined ratios differ from statutory combined ratios primarily due to the differences in reporting of revenues and expenses related to service business, including servicing fees from carriers, large deductible policies and service contracts. In addition, certain 1996 purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulted in a charge to statutory expenses, but not GAAP expenses.

The increase in the 1996 overall statutory and GAAP combined ratios compared to 1995 was primarily attributable to charges taken in 1996 related to the acquisition and integration of Aetna P&C. Excluding these charges, the statutory and GAAP combined ratios before policyholder dividends for 1996 would have been 106.3% and 105.5%, respectively. The increase in the 1996 statutory and GAAP combined ratios excluding acquisition-related charges compared to the 1995 statutory and GAAP combined ratios is primarily due to the inclusion in 1996 of Aetna P&C's results. Aetna P&C historically has had a higher underwriting expense ratio, partially offset by a lower loss and LAE ratio, which reflects the mix of business including the favorable effect of the lower loss and LAE ratio of the Bond business. The 1994 statutory combined ratio includes a statutory charge of $225 million for reserve increases for environmental claims and for a reduction of ceded reinsurance balances. Excluding this charge, the statutory combined ratio before policyholder dividends for 1994 was 109.4%.

RESULTS OF OPERATIONS BY SEGMENT

Commercial Lines
(in millions)
                                        1996      1995      1994
                                        ----      ----      ----
Revenues...............................$5,497    $3,070    $2,626
Net income.............................$  197    $  329    $   93

Net income of $197 million in 1996 decreased $132 million from 1995, and 1995 net income of $329 million increased $236 million compared to 1994. The 1996 decrease compared to 1995 is primarily due to $453 million of after-tax charges related to the acquisition of Aetna P&C, partially offset by higher premiums and net investment income due to the acquisition of Aetna P&C. These acquisition-related charges include $318 million in reserve increases, net of reinsurance, principally for cumulative injury other than asbestos, insurance products involving financial guarantees, reserve strengthening and assumed reinsurance, $116 million in uncollectible reinsurance and other receivables, and $19 million in lease and severance costs related to the restructuring plan for the acquisition. The increase in 1995 from 1994 reflected a $112 million after-tax increase in realized investment gains, higher net investment income, benefits from expense reduction initiatives and improved loss trends in the workers' compensation line.

Excluding realized investment gains and losses in all years and the 1996 acquisition-related charges, Commercial Lines' earnings were $633 million, $288 million and $164 million in 1996, 1995 and 1994, respectively. The increase in 1996 was primarily the result of the acquisition of Aetna P&C, combined with higher net investment income and the benefits of expense-reduction initiatives.

Commercial Lines net written premiums totaled $4.062 billion for 1996 (excluding a one-time adjustment associated with a reinsurance transaction), up $1.753 billion compared to 1995, reflecting the acquisition of Aetna P&C. The net written premiums in 1995 of $2.309 billion reflect an increase of $197 million from $2.112 billion in 1994, primarily reflecting the consolidation of Gulf. Premium equivalents for 1996 totaled $2.596 billion, down $225 million compared to $2.821 billion in 1995, which was down $169 million from $2.990 billion in 1994. Premium equivalents, which are associated largely with National Accounts, represent estimates of premiums that customers would have been charged under a fully insured arrangement and do not represent actual premium revenues.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Lines net written premiums totaled $4.668 billion for 1996, down $476 million from $5.144 billion for 1995, which was down $58 million from $5.202 billion for 1994. These decreases reflect the highly competitive marketplace and the Company's selective underwriting. On a combined total basis including Aetna P&C, premium equivalents totaled $2.712 billion for 1996, down $746 million from $3.458 billion for 1995. The decrease in premium equivalents reflects a depopulation of involuntary pools as the loss experience of workers' compensation improves and insureds move to voluntary markets, the Company's selective renewal activity to address the competitive pricing environment and its continued success in lowering workers' compensation losses of customers. Premium equivalents of $2.990 billion for 1994 does not include Aetna P&C. (Historically, Aetna P&C did not track premium equivalents and such amounts are not available for 1994).

A significant component of Commercial Lines is National Accounts, which works with national brokers and regional agents providing insurance coverages and services, primarily workers' compensation, mainly to large corporations. National Accounts also includes the alternative market business which covers primarily workers' compensation products and services. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), National Accounts net written premiums of $852 million in 1996 decreased $340 million from 1995. Net written premiums of $1.192 billion in 1995 decreased $312 million from 1994. The 1996 and 1995 decreases reflect the Company's selective renewal activity and the highly competitive marketplace. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), National Accounts premium equivalents of $2.625 billion for 1996 were $733 million below 1995. The decrease in premium equivalents in 1996 reflects a depopulation of involuntary pools as the loss experience of workers' compensation improves and insureds move to voluntary markets, the Company's selective renewal activity to address the competitive pricing environment and its continued success in lowering workers' compensation losses of customers.

National Accounts premium equivalents of $2.780 billion for Travelers Indemnity and its subsidiaries (Travelers P&C) in 1995 were $179 million below 1994. The 1995 decrease reflected Travelers P&C's selective renewal activity in response to the competitive pricing environment, continued success in lowering workers' compensation losses of customers and a depopulation of involuntary pools as the loss experience of workers' compensation improves and insureds move to voluntary markets.

For 1996, National Accounts new business, including both premiums and premium equivalents, was $389 million compared to $444 million in 1995, and $325 million in 1994. This decrease, despite the Aetna acquisition, is due to the highly competitive marketplace. Retention ratios dropped to 82% in 1996 from 84% in 1995 and 88% in 1994. These new business and retention ratio declines in 1996 reflect the Company's selective renewal activity and the highly competitive marketplace.

Commercial Accounts serves mid-sized businesses through a network of independent agents and brokers. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Accounts net written premiums of $1.725 billion for 1996 were $137 million below 1995 premium levels, which were $146 million below 1994 premium levels. The decrease in 1996 and 1995 in net written premiums is due to the highly competitive marketplace, the Company's selective underwriting and the continued softness in guaranteed cost products. The decrease in 1995 compared to 1994 in net written premiums was partly offset by the continued growth in Commercial Accounts' industry-specific programs and in retrospectively rated policies and other loss-responsive products. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Accounts premium equivalents of $87 million in 1996 were $13 million below 1995 due to the competitive marketplace.

For 1996, new business in Commercial Accounts was $360 million compared to $269 million in 1995, and $207 million in 1994. The 1996 increase in new business is due to the acquisition of Aetna P&C. The Commercial Accounts business retention ratio was 72% in 1996, 73% in 1995 and 79% in 1994. These retention ratios reflect Commercial Accounts selective underwriting policy. Commercial Accounts continues to focus on industry specific programs which meet strict underwriting guidelines.

Select Accounts serves small businesses through a network of independent agents. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Select Accounts net written premiums of $1.412 billion for 1996 were $54 million lower than 1995. This decrease reflects the highly competitive marketplace and the Company's selective underwriting. Select Accounts net written premiums of $1.466 billion for 1995 were $173 million above 1994 premium levels, due primarily to an increase in new business.

New business in Select Accounts was $276 million, $131 million and $112 million in 1996, 1995 and 1994, respectively. The 1996 increase in new premium business is due to the acquisition of Aetna P&C. The Select Accounts business retention ratio was 78%, 75% and 73% in 1996, 1995 and 1994, respectively. The increase in the 1996 business retention ratio reflects the industry and product line expertise of the combined company.

Specialty Accounts markets products to national, midsize and small customers and distributes them through both wholesale brokers and retail agents and brokers throughout the United States. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Specialty Accounts net written premiums of $679 million for 1996 were $55 million higher than 1995, which was $227 million above 1994. The 1996 increase compared to 1995 is due to increases in directors' and officers' liability insurance and errors and omissions coverages. The 1995 increase compared to 1994 primarily reflects consolidation of Gulf following the acquisition of the 50% of Gulf that the Company did not already own. Gulf's net written premiums were $176 million for 1995.

Commercial Lines claims and expenses of $5.292 billion in 1996 increased $2.646 billion from 1995, and increased $103 million from 1994 to 1995. The 1996 increase was primarily attributable to the acquisition of Aetna P&C and the net acquisition-related charges of $697 million recorded during the second and fourth quarters of 1996, offset in part by benefits from expense reduction initiatives associated with the integration of Aetna P&C and cost efficiencies in operations and in competitive workers' compensation managed care delivery programs. Excluding the effects of consolidating Gulf in 1995, claims and expenses decreased $20 million from 1994 to 1995. This decrease was primarily attributable to favorable current year loss development in certain workers' compensation lines and residual markets in 1995.

Catastrophe losses, net of tax and reinsurance, were $31 million, $7 million and $30 million in 1996, 1995 and 1994, respectively. Catastrophe losses in 1996 were primarily due to Hurricane Fran and December storms on the West Coast. Effective April 1, 1995, the threshold of losses incurred to qualify a specific event as a catastrophe was increased. In 1994, catastrophe losses were primarily comprised of winter storms in the first quarter.

Statutory and GAAP combined ratios for Commercial Lines were as follows:

                                                                              1996     1995      1994
                                                                              ----     ----      ----
Statutory:
     Loss and LAE ratio.......................................................96.2%    80.6%    104.2%
     Underwriting expense ratio...............................................32.7     24.4      24.0
     Combined ratio before policyholder dividends ...........................128.9    105.0     128.2
     Combined ratio..........................................................129.6    106.3     126.2
GAAP:
     Loss and LAE ratio.......................................................89.0     74.6      82.3
     Underwriting expense ratio...............................................36.9     28.9      27.4
     Combined ratio before policyholder dividends ...........................125.9    103.5     109.7
     Combined ratio..........................................................126.8    104.6     108.1

GAAP combined ratios for Commercial Lines differ from statutory combined ratios primarily due to differences in reporting of revenues and expenses related to service business, including servicing of residual market pools and deductible policies. In addition, in 1996, GAAP combined ratios for Commercial Lines differ from statutory combined ratios due to certain purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulting in a charge to statutory expenses, but not GAAP expenses.

The increase in the 1996 statutory and GAAP combined ratios for Commercial Lines compared to 1995 was primarily attributable to the charges taken in 1996 related to the acquisition and integration of Aetna P&C. Excluding these amounts, the statutory and GAAP combined ratios before policyholder dividends for 1996 both would have been 110.0%. The increase in the 1996 statutory and GAAP combined ratios excluding acquisition-related charges compared to the 1995 statutory and GAAP combined ratios is primarily due to the inclusion in 1996 of Aetna P&C's results. Aetna P&C historically has had a higher underwriting expense ratio, partially offset by a lower loss and LAE ratio that reflects the mix of business including the favorable effect of the lower loss and LAE ratio of the Bond business. The 1994 statutory combined ratio includes a statutory charge of $225 million for reserve increases for environmental claims and for a reduction of ceded reinsurance balances. Excluding this charge, the statutory combined ratio for 1994 was 114.2%. The improvement in the 1995 combined ratios compared to the adjusted 1994 combined ratios was due to the first quarter 1994 catastrophe losses and favorable loss development in certain workers' compensation lines and residual markets in 1995.

Personal Lines
(in millions)
                                           1996     1995     1994
                                           ----     ----     ----
Revenues..................................$2,685   $1,481   $1,519
Net income................................$  282   $  107   $   97

Net income of $282 million in 1996 increased $175 million from $107 million in 1995, which increased $10 million from $97 million in 1994. The 1996 increase was primarily attributable to the post-acquisition results of operations of Aetna P&C (including $30 million principally resulting from a review of Aetna P&C reserves), as well as approximately $70 million of favorable prior year loss development primarily in the automobile bodily injury line, the continued benefit of expense reduction initiatives and higher net investment income. The increase in 1995 from 1994 was attributable to higher net investment income and higher realized investment gains as well as expense reduction initiatives, largely offset by benefits from favorable prior year loss reserve development in 1994 in the personal automobile line of business, a one-time contribution of $9 million from the favorable resolution of the New Jersey Market Transition Facility (MTF) deficit and the earnings from Bankers and Shippers (which was sold in October 1994).

Net written premiums were $2.359 billion for 1996 compared to $1.298 billion in 1995 and $1.433 billion in 1994. The 1996 increase compared to 1995 primarily reflects the acquisition of Aetna P&C and, to a lesser extent, growth in target markets, partially offset by reductions due to catastrophe management strategies. The 1995 decline of $135 million compared to 1994 was attributable to the sale of Bankers and Shippers in October 1994. Excluding Bankers and Shippers business, net written premiums for 1995 were up approximately 8% from 1994, reflecting reduced insurance ceded and targeted growth in sales through independent agents.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Personal Lines net written premiums for 1996 totaled $2.675 billion, up $132 million from $2.543 billion in 1995. This increase on a combined basis reflects continued growth in targeted automobile and homeowners markets, partially offset by reductions due to catastrophe management strategies.

Personal Lines claims and expenses of $2.267 billion in 1996 increased $932 million from 1995. This increase was primarily attributable to the acquisition of Aetna P&C, partially offset by favorable prior year loss development primarily in the automobile bodily injury line in 1996 and the continued benefit of expense reduction initiatives. Claims and expenses of $1.335 billion in 1995 decreased $49 million from 1994. The decline was primarily attributable to expense reduction initiatives. In addition, 1995 reflected lower expenses due to the October 1994 sale of Bankers and Shippers, while 1994 benefited from the resolution of the MTF deficit and favorable reserve development on prior years' business.

Included in 1996 are after-tax catastrophe losses, net of reinsurance, of $58 million compared to $12 million in 1995 and $26 million in 1994. Catastrophe losses in 1996 were primarily due to Hurricane Fran, severe first quarter winter storms and second quarter hail and wind storms. Effective April 1, 1995, the threshold of losses incurred to qualify a specific event as a catastrophe was increased. Catastrophe losses in 1994 were primarily due to the severe winter storms in the Northeast during the first quarter.

Statutory and GAAP combined ratios for Personal Lines were as follows:

                                                  1996      1995      1994
                                                  ----      ----      ----
Statutory:
     Loss and LAE ratio...........................68.7%     74.5%     71.0%
     Underwriting expense ratio...................28.9      29.9      29.4
     Combined ratio...............................97.6     104.4     100.4
GAAP:
     Loss and LAE ratio...........................67.2      74.5      72.2
     Underwriting expense ratio...................27.7      29.1      28.3
     Combined ratio...............................94.9     103.6     100.5

In 1996, GAAP combined ratios for Personal Lines differ from statutory combined ratios primarily due to certain purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulting in a charge to statutory expenses, but not GAAP expenses.

The 1996 statutory and GAAP combined ratios for Personal Lines include a benefit resulting from the Company's review of reserves associated with the acquisition of Aetna P&C. Excluding this item, the 1996 statutory and GAAP combined ratios were 100.1% and 97.4%, respectively. The decrease in the 1996 statutory and GAAP combined ratios excluding this item is predominantly due to the favorable prior year loss development, primarily in the automobile bodily injury line, partially offset by higher catastrophe losses. The lower ratio in 1994 compared to 1995 was primarily due to the benefit of favorable loss reserve development and the favorable resolution of the MTF deficit in 1994.

Corporate and Other
(in millions)
                                      1996            1995            1994
                                      ----            ----            ----
Revenues..............................$ 15            $ 18            $23
Net loss..............................$(88)           $(17)           $(2)

The primary component of net loss for 1996 was interest expense of $77 million after tax, reflecting financing costs associated with the acquisition of Aetna P&C.

Environmental Claims
The Company continues to receive claims alleging liability exposures arising out of insureds' alleged disposition of toxic substances. These claims when submitted rarely indicate the monetary amount being sought by the claimant from the insured and the Company does not keep track of the monetary amount being sought in those few claims which indicated such a monetary amount. The Company's review and investigation of such claims includes an assessment of the probable liability, available coverage, judicial interpretations and historical value of similar claims. In addition, the unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim, such as: the nature of the alleged activities of the insured at each site; the allegations of environmental damage at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at a site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between the Company and the insured; the identification of other insurers; the potential coverage available, if any; the number of years of coverage, if any; the obligation to provide a defense to insureds, if any, and the applicable law in each jurisdiction.

The Company's reserves for environmental claims are not established on a claim-by-claim basis. An aggregate bulk reserve is carried for all of the Company's environmental claims that are in the dispute process, until the dispute is resolved. This bulk reserve is established and adjusted based upon the aggregate volume of in-process environmental claims and the Company's experience in resolving such claims. At December 31, 1996, approximately 12% of the net environmental loss reserve (i.e., approximately $146 million) consists of case reserve for resolved claims. The balance, approximately 88% of the net aggregate reserve (i.e., approximately $1.096 billion), is carried in a bulk reserve and includes incurred but not yet reported environmental claims for which the Company has not received any specific claims.

The following table displays activity for environmental losses and loss expenses and reserves for 1996, 1995 and 1994.

Environmental Losses
(in millions)                                               1996             1995              1994
                                                            ----             ----              ----
Beginning reserves:
   Direct...............................................$    454         $    449          $    466
   Ceded.................................................    (50)              (8)               (7)
                                                         -------          -------           -------
     Net.................................................    404              441               459
Acquisition of Aetna P&C:
   Direct................................................    968                -                 -
   Ceded.................................................    (39)               -                 -
Incurred losses and loss expenses:
   Direct................................................    114              117                45
   Ceded.................................................    (52)             (61)               (4)
Losses paid:
   Direct ...............................................    167              145                65
   Ceded.................................................    (14)             (22)               (4)
Other:
   Direct................................................      -               33                 3
   Ceded.................................................      -               (3)               (1)
                                                         -------          -------           -------
Ending reserves:
   Direct................................................  1,369              454               449
   Ceded.................................................   (127)             (50)               (8)
                                                         -------          -------           -------
     Net................................................$  1,242         $    404          $    441
                                                        ========         ========          ========

In the above table, "Other" represents (i) the 1994 acquisition by the Company of the remaining 50% of Gulf that it did not already own and (ii) the termination in 1995 of certain agreements with TIGI whereby TIGI had assumed certain reserves from the Company.

The duration of the Company's investigation and review of such claims and the extent of time necessary to determine an appropriate estimate, if any, of the value of the claim to the Company, varies significantly and is dependent upon a number of factors. These factors include, but are not limited to, the cooperation of the insured in providing claim information, the pace of underlying litigation or claim processes, the pace of coverage litigation between the insured and the Company and the willingness of the insured and the Company to negotiate, if appropriate, a resolution of any dispute between them pertaining to such claims. Since the foregoing factors vary from claim to claim and insured by insured, the Company cannot provide a meaningful average of the duration of an environmental claim. However, based upon the Company's experience in resolving such claims, the duration may vary from months to several years.

The industry does not have a standard method of calculating claim activity for environmental losses. Generally for environmental claims, Travelers P&C establishes a claim file for each insured on a per site, per claimant basis. If there is more than one claimant such as a federal and a state agency, this method will result in two claims being set up for a policyholder at that one site. Similarly, if one hundred claimants file a lawsuit against ten policyholders alleging injury as a result of the discharge of wastes or pollutants, one thousand claims would be established. Travelers P&C adheres to this method of calculating claim activity on all environmental-related claims, whether such claims are tendered on primary, excess or umbrella policies.

As of December 31, 1996, Travelers P&C had approximately 30,800 pending environmental-related claims tendered by 664 active policyholders. The pending environmental-related claims represent federal or state EPA-type claims as well as plaintiffs' claims alleging bodily injury and property damage due to the discharge of waste or pollutants. In 1996, the pending inventory increased by approximately 20,000 claims as a result of several lawsuits being filed in the States of Louisiana and Texas. These lawsuits, filed against one or more policyholders of Travelers P&C allege that the plaintiffs were injured or damaged as a result of either alleged waste disposal or the alleged release of deleterious substances from ongoing business operations which have taken place near the plaintiffs' residences. Claims of this nature have historically been considered in the level of TAP's environmental reserves. To date, Travelers P&C has resolved environmental-related claims on behalf of 1,628 policyholders.

The Company is preparing a claims system conversion which when completed will apply Travelers P&C's method of establishing claim files to Aetna P&C's environmental-related claims. The Company anticipates that this process should be completed in 1997. As of December 31, 1996, Aetna P&C had pending environmental-related claims tendered by approximately 948 active policyholders, approximately 129 of these 948 active policyholders are also included in the 664 active Travelers P&C policyholders. Aetna P&C's policyholders, like those of Travelers P&C, have tendered both EPA-type claims and individual claims alleging injury or damage as a result of the discharge of wastes or pollutants. To date, Aetna P&C has resolved environmental-related claims on behalf of 1,870 policyholders.

To date, the Company generally has been successful in resolving its coverage litigation and continues to reduce its potential exposure through favorable settlements with certain insureds. These settlement agreements with certain insureds are based on the variables presented in each piece of coverage litigation. Generally the settlement dollars paid in disputed coverage claims are a percentage of the total coverage sought by such insureds. In addition, with respect to settlement of many of the environmental claims, the agreement between the Company and the insured extinguishes any obligation the Company may have under any policy issued to the insured for future environmental liabilities risks. This form of settlement is commonly referred to as a "buy-back" of policies for future environmental liability risks. Additional provisions of these agreements include the appropriate indemnities and hold harmless provisions to protect the Company. The Company's general purpose in executing such agreements is to reduce its potential environmental exposure and eliminate both the risks presented by coverage litigation with the insured and the cost of such litigation.

Asbestos Claims
In the area of asbestos claims, the Company believes that the property and casualty insurance industry has suffered from judicial interpretations that have attempted to maximize insurance availability from both a coverage and liability standpoint far beyond the intent of the contracting parties. These policies generally were issued prior to the 1980s. The Company continues to receive asbestos claims alleging insureds' liability from claimants' asbestos-related injuries. These claims, when submitted, rarely indicate the monetary amount being sought by the claimant from the insured and the Company does not keep track of the monetary amount being sought in those few claims which indicated such a monetary amount. Originally the cases involved mainly plant workers and traditional asbestos manufacturers and distributors. However, in the mid-1980s, a new group of plaintiffs, whose exposure to asbestos was less direct and whose injuries were often speculative, began to file lawsuits in increasing numbers against the traditional defendants as well as peripheral defendants who had produced products that may have contained small amounts of some form of encapsulated asbestos. These claims continue to arise and on an individual basis generally involve smaller companies with smaller limits of potential coverage.

Also, there has emerged a group of non-product claims by plaintiffs, mostly independent labor union workers, mainly against companies, alleging exposure to asbestos while working at these companies' premises. In addition, various insurers, including the Company, remain defendants in an action brought in Philadelphia regarding potential consolidation and resolution of future asbestos bodily injury claims.

In summary, various classes of asbestos defendants, such as major product manufacturers, peripheral and regional product defendants as well as premises owners, are tendering asbestos-related claims to the industry. Because each insured presents different liability and coverage issues, the Company evaluates those issues on an insured-by-insured basis.

The Company's evaluations have not resulted in any meaningful data from which an average asbestos defense or indemnity payment may be determined. The varying defense and indemnity payments made by the Company on behalf of its insureds have also precluded the Company from deriving any meaningful data by which it can predict whether its defense and indemnity payments for asbestos claims (on average or in the aggregate) will remain the same or change in the future. Based upon the Company's experience with asbestos claims, the duration period of an asbestos claim from the date of submission to resolution is approximately two years.

At December 31, 1996, approximately 25% of the net aggregate reserve (i.e., approximately $263 million) is for pending asbestos claims. The balance, approximately 75% (i.e., approximately $810 million) of the net asbestos reserves represents incurred but not yet reported losses for which the Company has not received any specific claims.

The following table displays activity for asbestos losses and loss expenses and reserves for 1996, 1995 and 1994. In general, the Company posts case reserves for pending asbestos claims within approximately 30 business days of receipt of such claims.

Asbestos Losses
(in millions)                                            1996             1995              1994
                                                         ----             ----              ----
Beginning reserves:
   Direct............................................$    695         $    614          $    683
   Ceded.............................................    (293)            (278)             (336)
                                                     --------         --------          --------
     Net.............................................     402              336               347
Acquisition of Aetna P&C:
   Direct............................................     801                -                 -
   Ceded.............................................    (121)               -                 -
Incurred losses and loss expenses:
   Direct............................................     120              109                52
   Ceded.............................................     (35)             (66)               (9)
Losses paid:
   Direct ...........................................     173              116               121
   Ceded.............................................     (79)             (92)              (67)
Other:
   Direct............................................       -               88                 -
   Ceded.............................................       -              (41)                -
                                                     --------         --------          --------
Ending reserves:
   Direct............................................   1,443              695               614
   Ceded.............................................    (370)            (293)             (278)
                                                     --------         --------          --------
     Net.............................................$  1,073         $    402          $    336
                                                     ========         ========          ========

In the above table, "Other" represents the termination in 1995 of certain agreements with TIGI whereby TIGI had assumed certain reserves from the Company.

The largest reinsurer of the Company's asbestos risks is Lloyd's of London (Lloyd's). In 1996, Lloyd's restructured its operations with respect to claims for years prior to 1993. The Company is in arbitration with underwriters at Lloyd's in New York State to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involves the ability of the Company to aggregate asbestos claims under a market agreement between Lloyd's and the Company or under the applicable reinsurance treaties.

The outcome of the arbitration referred to above is uncertain and the impact, if any, on collectibility of amounts recoverable by the Company from Lloyd's cannot be quantified at this time. The Company believes that it is possible that an unfavorable resolution of this matter could have a material adverse effect on the Company's operating results in a future period. However, the Company believes that it is not likely that the outcome of this matter could have a material adverse effect on the Company's financial condition or liquidity.

Uncertainty Regarding Adequacy of Environmental and Asbestos Reserves
It is difficult to estimate the reserves for environmental and asbestos-related claims due to the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties. Conventional actuarial techniques are not used to estimate such reserves.

For environmental claims, the Company estimates its financial exposure and establishes reserves based upon an analysis of its historical claim experience and the facts of the individual underlying claims. The unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim, as discussed above.

The following factors are evaluated in projecting the ultimate reserve for asbestos-related claims: available insurance coverage; limits and deductibles; an analysis of each policyholder's potential liability; jurisdictional involvement; past and projected future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance, and applicable coverage defenses, if any. Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for a policyholder by policy year, a ceded projection is calculated based on any applicable facultative and treaty reinsurance. In addition, a similar review is conducted for asbestos property damage claims. However, due to the relatively minor claim volume, these reserves have remained at a constant level.

As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1996 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the environment surrounding the final resolution of these claims continues to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations and changes in Superfund and other legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

Cumulative Injury Other Than Asbestos (CIOTA) Claims
CIOTA claims are generally submitted to the Company under general liability policies and often involve an allegation by a claimant against an insured that the claimant has suffered injuries as a result of long-term or continuous exposure to potentially harmful products or substances. Such potentially harmful products or substances include, but are not limited to, lead paint, pesticides, pharmaceutical products, silicone-based personal products, solvents and other deleterious substances.

Due to claimants' allegations of long-term bodily injury in CIOTA claims, numerous complex issues regarding such claims are presented. The claimants' theories of liability must be evaluated, evidence pertaining to a causal link between injury and exposure to a substance must be reviewed, the potential role of other causes of injury must be analyzed, the liability of other defendants must be explored, and assessment of a claimant's damages must be made and the law of the jurisdiction must be applied. In addition, the Company must review the number of policies issued by the Company to the insured and whether such policies are triggered by the allegations, the terms and limits of liability of such policies, the obligations of other insurers to respond to the claim, and the applicable law in each jurisdiction.

To the extent disputes exist between the Company and a policyholder regarding the coverage available for CIOTA claims, the Company resolves the disputes, where feasible, through settlements with the policyholder or through coverage litigation. Generally, the terms of a settlement agreement set forth the nature of the Company's participation in resolving CIOTA claims, the scope of coverage to be provided by the Company and contain the appropriate indemnities and hold harmless provisions to protect the Company. These settlements generally eliminate uncertainties for the Company regarding the risks extinguished, including the risk that losses would be greater than anticipated due to evolving theories of tort liability or unfavorable coverage determinations. The Company's approach also has the effect of determining losses at a date earlier than would have occurred in the absence of such settlement agreements. On the other hand, in cases where future developments are favorable to insurers, this approach could have the effect of resolving claims for amounts in excess of those that would ultimately have been paid had the claims not been settled in this manner. No inference should be drawn that because of the Company's method of dealing with CIOTA claims, its reserves for such claims are more conservatively stated than those of other insurers.

Aetna P&C did not distinguish CIOTA from other general liability claims or treat CIOTA claims as a special class of claims. In addition, there were substantial differences in claim approach and resolution between the Company and Aetna P&C regarding CIOTA claims.

During the second quarter of 1996, the Company completed its review of Aetna P&C's exposure to CIOTA claims in order to determine an appropriate level of reserves using the Company's approach as described above. Based on the results of that review, the Company's general liability insurance reserves were increased by $360 million, net of reinsurance ($234 million after tax).

At December 31, 1996, approximately 19% of the net aggregate reserve (i.e., approximately $215 million) is for pending CIOTA claims. The balance, approximately 81% (i.e., approximately $899 million) of the net CIOTA reserves represents incurred but not yet reported losses for which the Company has not received any specific claims.

The following table displays activity for CIOTA losses and loss expenses and reserves for 1996, 1995 and 1994. In general, the Company posts case reserves for pending CIOTA claims within approximately 30 business days of receipt of such claims.

CIOTA Losses
(in millions)                                     1996             1995              1994
                                                  ----             ----              ----
Beginning reserves:
   Direct.....................................$    374         $    355          $    357
   Ceded......................................       -                -                 -
                                              --------         --------          --------
     Net......................................     374              355               357
Acquisition of Aetna P&C:
   Direct.....................................     709                -                 -
   Ceded......................................    (293)               -                 -
Incurred losses and loss expenses:
   Direct.....................................     565               21                16
   Ceded......................................    (155)               -                 -
Losses paid:
   Direct ....................................      88               22                18
   Ceded......................................      (2)               -                 -
Other:
   Direct.....................................       -               20                 -
   Ceded......................................       -                -                 -
                                              --------         --------          --------
Ending reserves:
   Direct.....................................   1,560              374               355
   Ceded......................................    (446)               -                 -
                                              --------         --------          --------
     Net......................................$  1,114         $    374          $    355
                                              ========         ========          ========

In the above table, "Other" represents the termination in 1995 of certain agreements with TIGI whereby TIGI had assumed certain reserves from the Company.

Investment Portfolio
At December 31, 1996, the carrying value of the Company's investment portfolio was $29.4 billion, representing 59% of total assets of $49.8 billion. The average yield (excluding realized and unrealized investment gains) was 7.0% and 6.2% in 1996 and 1995, respectively. Because the primary purpose of the investment portfolio is to fund future policyholder benefits and claims payments, the Company seeks to employ a conservative investment philosophy. The Company's fixed maturity portfolio at December 31, 1996 totaled $24.4 billion, comprised of $22.5 billion of publicly traded fixed maturities and $1.9 billion of private fixed maturities. The weighted average quality ratings of the Company's publicly traded fixed maturity portfolio and private fixed maturity portfolio at December 31, 1996 were Aa3 and A3, respectively. Included in the fixed maturity portfolio at such date were approximately $599 million of below investment grade securities. The average duration of the fixed maturity portfolio, including short-term investments, was 5.3 years at such date.

The following table sets forth the Company's combined fixed maturity investment portfolio classified by Moody's Investor's Service Inc. ratings as of December 31, 1996:

                                                        At December 31, 1996
                                                                            Percent of
                                               Carrying Value           Total Carrying Value
                                               --------------           --------------------
                                                           (Dollars in Millions)
Quality Rating:
   Aaa                                               $10,532                   43.1%
   Aa                                                  3,868                   15.8
   A                                                   6,306                   25.8
   Baa                                                 3,141                   12.9
                                                     -------                 ------
   Total investment grade                             23,847                   97.6
   Non-investment grade                                  599                    2.4
                                                     -------                 ------
     Total fixed maturity investments                $24,446                  100.0%
                                                     =======                 ======

The Company makes investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class
(PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

At December 31, 1996, the Company held CMOs with a market value of $2.1 billion. Approximately 81% of CMO holdings were fully collateralized by GNMA, FNMA or FHLMC securities at such date, and the balance were fully collateralized by portfolios of individual mortgage loans. In addition, the Company held $2.4 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1996. Virtually all of these securities were rated AAA.

The Company uses derivative financial instruments, including financial futures contracts, forward contracts and interest rate swaps and caps, as a means of hedging exposure to interest rate and foreign currency risk. The Company does not hold or issue derivative instruments for trading purposes.

These derivative financial instruments have off-balance-sheet risk. Financial instruments with off-balance-sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts and interest rate swaps, credit risk is limited to the amounts calculated to be due the Company on such contracts. Financial futures contracts have very little credit risk since organized exchanges are the counterparties.

The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance-sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

The Company may occasionally enter into interest rate swaps in connection with other financial instruments to provide greater risk diversification and to better match an asset with a corresponding liability. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swaps are not exchange-traded so they are subject to the risk of default by the counterparty.

The Company uses exchange-traded financial futures to manage its exposure to changes in interest rates arising from the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased.

Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

At December 31, 1996 and 1995, the Company held financial futures contracts with notional amounts of approximately $522 million and $220 million, respectively, and a deferred loss of $2 million and a deferred gain of $3 million, respectively. Total gains from financial futures of $15 million are deferred at December 31, 1996 relating to anticipated investment purchases expected to occur by the end of the second quarter of 1997. These deferred gains are reported in other liabilities. At December 31, 1996 and 1995, the Company's futures contracts had no fair value because these contracts are marked to market and settled in cash.

At December 31, 1996, the Company held interest rate swaps with notional amounts of $763 million. The fair value of these financial instruments was $12 million (gain position) and $13 million (loss position) at December 31, 1996, which was determined using a discounted cash flow method. The off-balance-sheet risks of interest rate swaps were not significant at December 31, 1995.

The off-balance-sheet risks of forward contracts were not significant at December 31, 1996 and 1995.

Outlook
A variety of factors continue to affect the property and casualty insurance market and the Company's core business outlook, including the competitive pressures affecting pricing and profitability, inflation in the cost of medical care, litigation and losses from involuntary markets.

Commercial Lines will continue to focus on its core product lines and markets, with particular emphasis on both product and industry specialization. This includes specific industry program marketing efforts in Commercial Accounts and product offerings in Specialty Accounts. In most of Commercial Lines, pricing did not improve in 1996. For Commercial Accounts and Select Accounts, the soft underwriting cycle continues to pressure the pricing of guaranteed cost products, as pricing trends have not kept pace with loss cost inflation in recent years. The Company's focus is to retain existing profitable business and obtain new accounts where it can maintain its selective underwriting policy. National Accounts premiums are primarily loss sensitive and therefore less affected by these pricing pressures. The market for National Accounts guaranteed cost products is very competitive and has resulted in a decline in the Company's new business. The Company will continue to adhere to strict guidelines to maintain high quality underwriting. The Company's adherence to its selective underwriting criteria has had an adverse effect on premium levels during the last two years and, if the competitive pressures on pricing do not improve in 1997, it may continue to affect future premium levels unfavorably. The Company believes that the competitive pricing environment for Commercial Lines is not likely to improve in 1997.

Personal Lines strategy includes the control of operating expenses to improve competitiveness and profitability, growth in sales through independent agents in target markets, expansion of alternative marketing channels to broaden the distribution of Personal Lines products, and a reduction of exposure to catastrophe losses. In order to reduce its exposure to catastrophe losses, the Company has limited the writing of new homeowners business and selectively non-renewed existing homeowners business in certain markets, tightened underwriting standards and implemented price increases in certain hurricane-prone areas, subject to restrictions imposed by insurance regulatory authorities, and introduced new policy forms in certain markets to limit the Company's exposure to earthquake losses.

The property casualty insurance industry in the United States continues to consolidate. The Company's strategic objectives are to enhance its position as a consistently profitable market leader and to become a low-cost provider of property and casualty insurance in the United States, as the industry consolidates.

In relation to the Company's objective of being a low-cost provider of property and casualty insurance, cost reductions and enhanced productivity efforts are expected to continue. These efforts include reducing overhead expenses, integrating Aetna P&C to make it more consistent with the decentralized, streamlined structure of the Company, and eliminating redundant expenses between the two companies. The Company is approximately two-thirds of the way toward its objective of achieving $300 million in annual cost savings in the first two years after the acquisition.

Changes in the general interest rate environment affect the return received on newly invested and reinvested funds. While a rising interest rate environment enhances the returns available, it reduces the market value of existing fixed maturity investments and the availability of gains on disposition. A decline in interest rates reduces the return available on investment of funds but could create the opportunity for realized investment gains on disposition of fixed maturity investments.

As required by various state laws and regulations, the Company's insurance subsidiaries are subject to assessments from state-administered guaranty associations, second injury funds and similar associations. Management believes that such assessments will not have a material impact on the Company's results of operations, financial condition or liquidity.

Certain social, economic and political issues have led to an increased number of legislative and regulatory proposals aimed at addressing the cost and availability of certain types of insurance. While most of these provisions have failed to become law, these initiatives may continue as legislators and regulators try to respond to public availability and affordability concerns and the resulting laws, if any, could adversely affect the Company's ability to write business with appropriate returns.

Liquidity and Capital Resources
TAP was formed in January 1996 to hold the property and casualty insurance subsidiaries of TIGI. TIGI contributed to TAP all of the outstanding shares of common stock of Travelers Indemnity on April 1, 1996. On April 2, 1996, TAP acquired the domestic property and casualty insurance subsidiaries of Aetna for approximately $4.2 billion. TAP is a holding company and has no direct operations. TAP's principal asset is the capital stock of its insurance subsidiaries. For a description of the acquisition and the manner in which it was funded, see Note 2 of Notes to Consolidated Financial Statements.

The liquidity requirements of the Company's business have been met primarily by funds generated from operations, asset maturities and income received on investments. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements. Additional sources of cash flow include the sale of invested assets and financing activities. The Company believes that its future liquidity needs will be met from all of the above sources.

Net cash flows are generally invested in marketable securities. The Company closely monitors the duration of these investments, and investment purchases and sales are executed with the objective of having adequate funds available to satisfy the Company's maturing liabilities. As the Company's investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy liability obligations and/or rebalance asset portfolios. The Company's combined invested assets at December 31, 1996 totaled $29.4 billion and consisted primarily of highly liquid public debt securities of $22.5 billion, readily marketable private debt securities of $1.9 billion, mortgage loans and real estate of $1.2 billion, equity securities of $779 million, short-term investments of $2.3 billion and other investments of $666 million.

Cash flow needs at TAP include stockholder dividends and debt service. TAP meets its cash flow needs primarily through dividends from operating subsidiaries. In addition, TAP currently has available to it a $200 million line of credit for working capital and other general corporate purposes from a subsidiary of Travelers Group. The lender has no obligation to make any loan to TAP under this line of credit. Moreover, the Company will continue to be able to make borrowings under the Credit Facility, which it has reduced to $500 million, none of which is currently utilized. Under the Credit Facility, TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1996, this requirement was exceeded by approximately $2.8 billion. In addition, the Credit Facility places restrictions on the amount of consolidated debt TAP can incur. TAP also issues commercial paper directly to investors and maintains unused credit availability under the Credit Facility at least equal to the amount of commercial paper outstanding. At December 31, 1996, TAP had $25 million outstanding under its commercial paper program.

As more fully described in Note 2 of Notes to Consolidated Financial Statements, on April 24, 1996 TAP sold in a public offering $500 million of 6-3/4% Notes due April 15, 2001 and $200 million of 7-3/4% Notes due April 15, 2026, in connection with the acquisition of Aetna P&C. During the remainder of 1996, TAP also sold $200 million of 6-3/4% Notes due September 1, 1999, $200 million of 6-1/4% Notes due October 1, 1999 and $150 million of 6-3/4% Notes due November 15, 2006. At December 31, 1996, TAP had issued a total of $1.25 billion of, and had $750 million available for, debt offerings under its shelf registration statement.

Because the principal operating subsidiaries of the Company are Connecticut insurance companies, the amount of dividends that each entity may pay to the parent company is restricted. The insurance holding company law of Connecticut requires notice to, and approval by, the state insurance commissioner for the declaration or payment of any dividend that together with other distributions made within the preceding twelve months exceeds the greater of (i) 10% of the insurer's surplus or (ii) the insurer's net income for the twelve-month period ended the preceding December 31st, in each case determined in accordance with statutory accounting practices. Such declaration or payment is further limited by adjusted unassigned funds (surplus), as determined in accordance with statutory accounting practices. The insurance holding company laws of other states in which the Company's subsidiaries are domiciled generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. In 1997, dividend payments to TAP from its insurance subsidiaries are limited to $647 million without prior approval of the Connecticut Insurance Department.

In addition, pursuant to an intercompany agreement, TAP may not pay any dividends on its common stock without the prior written consent of Travelers Group, so long as Travelers Group maintains certain minimum beneficial ownership requirements of the Common Stock. That agreement also limits the Company's ability to incur indebtedness, issue equity securities and make certain capital expenditures, among other things, without the prior written consent of Travelers Group.

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for property-casualty companies in December 1993, effective with reporting for 1994. The RBC requirements are to be used as early warning tools by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 1996, all of the Company's property-casualty companies had adjusted capital in excess of amounts requiring any regulatory action.

The Company has a net deferred tax asset of $1.6 billion at December 31, 1996 which relates to temporary differences that are expected to reverse as net ordinary deductions for tax purposes. The Company will have to generate approximately $4.5 billion of taxable income, before reversal of these temporary differences, primarily over the next 10 to 15 years, to realize the deferred tax assets. Management expects to realize the deferred tax asset based upon its expectation of future positive taxable income, after reversal of these deductible temporary differences, in the consolidated federal income tax return of Travelers Group. The taxable income of the consolidated return of Travelers Group, after reversal of the deductible temporary differences, is expected to be at least $1.5 billion annually.

Certain of the Company's loss reserves are for environmental and asbestos claims. The Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.
See discussion of environmental and asbestos claims starting on page 10.

In connection with the 1992 sale of American Re-Insurance Company (Am Re) by Aetna P&C, Am Re and Aetna P&C entered into a reinsurance agreement which provides that to the extent Am Re incurred losses in 1991 and prior that were still outstanding at January 1, 1992 in excess of $2.7 billion, Aetna P&C has an 80% participation in payments on those losses up to a maximum payment by Aetna P&C of $500 million. In 1995, Am Re increased reserves for asbestos, environmental and other latent liabilities. As a result of the increase, losses of approximately $228 million ($120 million after discount), which were largely workers' compensation life table indemnity claims, were ceded to Aetna P&C. This agreement has been accounted for as a deposit and a liability has been established for the present value of the expected payout under the agreement.

On July 24, 1996, TAP's Board of Directors authorized the expenditure of up to $100 million for the repurchase of common stock. The repurchases may be made from time to time in the open market or through negotiated transactions and will be used primarily for stock grants related to employee benefit and director compensation plans. At December 31, 1996, the Company had repurchased 406,860 shares of its common stock for approximately $13 million pursuant to the repurchase program.

Accounting Standards not yet Adopted
In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). FAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. These standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The requirements of FAS 125 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and are to be applied prospectively. However, in December 1996 the FASB issued Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which delays until January 1, 1998 the effective date for certain provisions. The adoption of the provisions of this statement effective January 1, 1997 will not have a material impact on results of operations, financial condition or liquidity.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


(for the year ended December 31, in millions,
      except per share amounts )                                 1996           1995          1994
---------------------------------------------------------------------------------------------------
REVENUES
Premiums                                                        $6,028         $3,315        $3,178
Net investment income                                            1,656            710           573
Fee income                                                         455            456           496
Realized investment gains (losses)                                  18             71          (132)
Other                                                               40             17            53
---------------------------------------------------------------------------------------------------
   Total revenues                                                8,197          4,569         4,168
---------------------------------------------------------------------------------------------------
CLAIMS AND EXPENSES
Claims and claim adjustment expenses                             5,282          2,817         2,819
Amortization of deferred acquisition costs                         906            512           473
Interest expense                                                   118              -             -
General and administrative expenses                              1,404            689           666
---------------------------------------------------------------------------------------------------
   Total claims and expenses                                     7,710          4,018         3,958
---------------------------------------------------------------------------------------------------
Income before federal income taxes                                 487            551           210
---------------------------------------------------------------------------------------------------
Federal income taxes:
  Current expense (benefit)                                       (100)           160            (6)
  Deferred expense (benefit)                                       196            (28)           28
---------------------------------------------------------------------------------------------------
     Total federal income taxes                                     96            132            22
---------------------------------------------------------------------------------------------------
Net income                                                      $  391         $  419        $  188
---------------------------------------------------------------------------------------------------
Net income per share of common stock                            $ 1.05         $ 1.42        $ 0.64
---------------------------------------------------------------------------------------------------
Weighted average number of common
  and equivalent shares outstanding                              367.1          294.5         294.5
---------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

(at December 31, in millions, except shares)                                            1996           1995
-------------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value (cost, $24,052; $10,534)            $24,446        $10,908
Equity securities, at fair value (cost, $756; $565)                                        779            603
Mortgage loans                                                                           1,005            213
Real estate held for sale                                                                  157             23
Short-term securities                                                                    2,311            786
Other investments                                                                          666            287
-------------------------------------------------------------------------------------------------------------
         Total investments                                                              29,364         12,820
-------------------------------------------------------------------------------------------------------------
Cash                                                                                       106             51
Investment income accrued                                                                  381            165
Premium balances receivable                                                              2,976          2,213
Reinsurance recoverables                                                                 9,714          5,407
Deferred acquisition costs                                                                 426            202
Deferred federal income taxes                                                            1,583            650
Contractholder receivables                                                               1,828          1,154
Goodwill                                                                                 1,549            419
Other assets                                                                             1,852            981
-------------------------------------------------------------------------------------------------------------
         Total assets                                                                  $49,779        $24,062
-------------------------------------------------------------------------------------------------------------
LIABILITIES
Claims and claim adjustment expense reserves                                           $31,177        $15,460
Unearned premium reserves                                                                3,554          1,695
Contractholder payables                                                                  1,828          1,154
Commercial paper                                                                            25              -
Long-term debt                                                                           1,249              -
Other liabilities                                                                        4,566          2,152
-------------------------------------------------------------------------------------------------------------
         Total liabilities                                                              42,399         20,461
-------------------------------------------------------------------------------------------------------------
TAP-obligated mandatorily redeemable
    preferred securities of subsidiary trusts holding
    solely junior subordinated debt securities of TAP                                      900              -
-------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Common stock:
  Class A, $.01 par value, 700 million shares authorized,
    71,979,829 shares issued in 1996                                                         1              -
  Class B, $.01 par value, 700 million shares authorized,
    328,020,170 shares issued and outstanding in 1996                                        3              -
Common stock, $100 par value, 150,000 shares
    authorized, 100,000 shares issued and outstanding in 1995                                -             10
Additional paid-in capital                                                               5,455          2,889
Retained earnings                                                                          749            422
Treasury stock, at cost (shares, 406,860; 0)                                               (13)             -
Unrealized gain on investment securities, net of tax                                       285            280
-------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                      6,480          3,601
-------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                    $49,779        $24,062
-------------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                             All Common
                                                                                        Shares (in thousands)
-------------------------------------------------------------------------------       ------------------------
(for the year ended December 31,
     in millions)                               1996        1995          1994         1996       1995    1994
-------------------------------------------------------------------------------       ------------------------
COMMON STOCK AND ADDITIONAL
     PAID-IN CAPITAL
Balance, beginning of year                    $ 2,899      $ 2,921      $ 2,965           100      100     100
Capitalization of Travelers
     Property Casualty Corp.                    2,560         --           --         399,900      --      --
Other                                            --            (22)         (44)         --        --      --
-------------------------------------------------------------------------------       ------------------------
Balance, end of year                            5,459        2,899        2,921       400,000      100     100
-------------------------------------------------------------------------------       ------------------------
RETAINED EARNINGS
Balance, beginning of year                        422          103         --
Net income                                        391          419          188
Dividends                                         (64)        (100)         (85)
-------------------------------------------------------------------------------
Balance, end of year                              749          422          103
-------------------------------------------------------------------------------
TREASURY STOCK (at cost)
Balance, beginning of year                       --           --           --            --        --      --
Treasury stock acquired                           (13)        --           --            (407)     --      --
-------------------------------------------------------------------------------       ------------------------
Balance, end of year                              (13)        --           --            (407)     --      --
-------------------------------------------------------------------------------       ------------------------
UNREALIZED GAIN (LOSS) ON
     INVESTMENT SECURITIES,
     NET OF TAX
Balance, beginning of year                        280         (443)          12
Net change in unrealized gains and losses
     on investment securities, net of tax           5          723         (455)
-------------------------------------------------------------------------------
Balance, end of year                              285          280         (443)
-------------------------------------------------------------------------------
Total stockholders' equity                    $ 6,480      $ 3,601      $ 2,581       399,593      100     100
-------------------------------------------------------------------------------       ------------------------

                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

(for the year ended December 31, in millions)                                         1996          1995         1994
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                       $   391      $    419     $    188
   Adjustments to reconcile net income to net
     cash provided by operating activities
     Realized (gains) losses                                                           (18)          (71)         132
     Depreciation and amortization                                                      40            15            5
     Deferred federal income taxes                                                     196           (28)          28
     Amortization of deferred policy acquisition costs                                 906           512          473
     Premium balances receivable                                                       212           387          367
     Reinsurance recoverables                                                         (159)          364           (8)
     Deferred policy acquisition costs                                                (935)         (493)        (474)
     Insurance reserves                                                                691           (18)         295
     Other                                                                            (143)          407         (332)
---------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                       1,181         1,494          674
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturities of investments
     Fixed maturities                                                                1,567           684          638
     Mortgage loans                                                                    133            15           33
  Proceeds from sales of investments
     Fixed maturities                                                               12,606         4,871        1,806
     Equity securities                                                                 558           157          121
     Mortgage loans                                                                     23            36           32
     Real estate held for sale                                                          16            22           69
  Purchases of investments
     Fixed maturities                                                              (15,049)       (6,497)      (3,191)
     Equity securities                                                                (785)         (472)        (141)
     Mortgage loans                                                                   (161)          (40)          (1)
  Short-term securities, (purchases) sales, net                                     (1,044)         (211)          78
  Other investments, net                                                               (90)           16          167
  Business acquisitions                                                             (4,160)            -         (150)
  Business divestments                                                                   1             -          135
  Securities transactions in course of settlement                                      571            44         (178)
---------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                          (5,814)       (1,375)        (582)
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of commercial paper, net                                                  25             -            -
     Issuance of long-term debt                                                      1,249             -            -
     Borrowings on revolving line of credit                                          2,650             -            -
     Payments on revolving line of credit                                           (2,650)            -            -
     Contribution from TIGI                                                          1,138             -            -
     Purchase of treasury stock                                                        (13)            -            -
     Private offering of common stock                                                  525             -            -
     Initial public offering of common stock                                           928             -            -
     Issuance of mandatorily redeemable preferred securities                           900             -            -
     Issuance of Series Z preferred stock                                              540             -            -
     Redemptions of Series Z preferred stock                                          (540)            -            -
     Dividends on Series Z preferred stock                                              (4)            -            -
     Dividends to TIGI                                                                 (49)         (100)         (85)
     Dividends to minority shareholders                                                (11)            -            -
---------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                             4,688          (100)         (85)
---------------------------------------------------------------------------------------------------------------------
  Net increase in cash                                                                  55            19            7
  Cash at beginning of period                                                           51            32           25
---------------------------------------------------------------------------------------------------------------------
  Cash at end of period                                                            $   106      $     51     $     32
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Income taxes refunded                                                         $   208      $     28     $     30
     Interest paid                                                                 $    99      $      -     $      -
---------------------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Presentation

       The consolidated financial statements include the accounts of Travelers Property Casualty Corp. (TAP), formerly Travelers/Aetna Property Casualty Corp., (a direct majority-owned subsidiary of The Travelers Insurance Group Inc. (TIGI) and an indirect majority-owned subsidiary of Travelers Group Inc.) and its subsidiaries (collectively, the Company). On April 2, 1996, TAP purchased from Aetna Services Inc., (formerly Aetna Life and Casualty Company) (Aetna) all of the outstanding capital stock of The Aetna Casualty and Surety Company and The Standard Fire Insurance Company (collectively, Aetna P&C) for approximately $4.2 billion in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of Aetna P&C's operations only from the date of acquisition. Significant intercompany transactions and balances have been eliminated.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and claims and expenses during the reporting period. Actual results could differ from those estimates.

       Certain reclassifications have been made to prior years' financial statements to conform to the current year's presentation.

       Accounting Changes

       Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of
       Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed of. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The statement also requires that long-lived assets to be disposed of (e.g. real estate held for sale) be carried at the lower of cost or fair value less costs to sell and does not allow such assets to be depreciated. The adoption of this standard did not have a material impact on results of operations, financial condition or liquidity.

       Accounting for Stock-Based Compensation
       In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. This statement defines a fair value-based method of accounting for employee stock options or similar equity instruments, and encourages all entities to adopt this method of accounting for all employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Entities electing to remain with the accounting method prescribed in APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined by FAS 123 had been

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       applied. FAS 123 is applicable to fiscal years beginning after December 15, 1995. The Company has elected to continue to account for its stock-based compensation plans using the accounting method prescribed by APB 25 and has included in the notes to consolidated financial statements the pro forma disclosures required by FAS 123. See note 14.

       Accounting Policies

       Investments
       Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are valued based upon quoted market prices, or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to stockholders' equity.

       Equity securities, which include common and nonredeemable preferred stocks, are classified as available for sale and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to stockholders' equity, net of income taxes.

       Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were not significant at December 31, 1996 and 1995.

       Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value was established at time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other acceptable techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1996 and 1995.

       Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received. Investments included in the consolidated balance sheet that were non-income producing for the preceding 12 months were not significant.

       Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost which approximates market.

       Investment Gains and Losses
       Realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date. Other than temporary declines in market value of investments are included in realized investment gains and losses.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

        Reinsurance Recoverables
        Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies.

        Deferred Acquisition Costs
        Commissions and premium taxes, which vary with and are primarily related to the production of new business, are deferred and amortized pro rata over the contract periods in which the related premiums are earned. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. All other acquisition expenses are charged to operations as incurred.

        Contractholder Receivables and Payables
        Under certain workers' compensation insurance contracts with deductible features, the Company is obligated to pay the claimant for the full amount of the claim. The Company is subsequently reimbursed by the policyholder for the deductible amount. These amounts are included on a gross basis in the consolidated balance sheet in contractholder payables and contractholder receivables, respectively.

        Goodwill
        Goodwill is amortized on a straight-line basis over a 40-year period. The carrying amount is regularly reviewed for indicators of other-than-temporary impairments in value. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred.

        Claims and Claim Adjustment Expense Reserves
        Claims and claim adjustment expense reserves represent estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are adjusted regularly based on experience. Included in the claims and claim adjustment expense reserves in the consolidated balance sheet at December 31, 1996 and 1995 are $1.6 billion and $778 million, respectively, of reserves related to workers' compensation that have been discounted using an interest rate of 5%.

        In determining claims and claim adjustment expense reserves, the Company carries on a continuing review of its overall position, its reserving techniques and its reinsurance. These reserves represent the estimated ultimate cost of all incurred claims and claim adjustment expenses. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed. Such changes may be material to the results of operations and could occur in a future period.

        Permitted Statutory Accounting Practices
        The Company's insurance subsidiaries, domiciled principally in Connecticut, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

        Premiums and Unearned Premium Reserves
        Premiums are recognized as revenues pro rata over the policy period. Unearned premium reserves represent the unexpired portion of policy premiums. Accrued retrospective premiums are included in premium balances receivable.

        Fee Income
        Fee income includes servicing fees from carriers and revenues from large deductible policies and service contracts and are recognized pro rata over the contract or policy periods. Also included in fee income are revenues from premium installment charges, which are recognized as collected.

        Other Revenues
        Other revenues include gains and losses on dispositions of assets and operations other than realized investment gains and losses, revenues of noninsurance subsidiaries other than fee income and the pretax operating results of real estate joint ventures.

        Federal Income Taxes
        The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

        Net Income Per Share
        Net income per common share is computed after recognition of preferred stock dividend requirements and is based on the weighted average number of common shares and common share equivalents outstanding during the period. For purposes of the computation of net income per share, the weighted average number of common shares and common share equivalents was computed by treating the common stock issued within a one-year period prior to the initial filing of the registration statement relating to the initial public offering (IPO) as outstanding for all reported periods. This amount was then reduced by the dilutive effect of such issuances of stock prior to the IPO determined by using the actual proceeds and the number of shares that could have been repurchased using the IPO price as the repurchase price for all periods presented. Fully diluted net income per common share, assuming the dilutive effect of common stock equivalents, has not been presented because the effects are not significant.

        Derivative Financial Instruments
        The Company uses derivative financial instruments, including financial futures contracts, forward contracts and interest rate swaps and caps, as a means of hedging exposure to interest rate and foreign currency risk. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

        Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

        Interest rate swaps are carried at market value and reported in other invested assets. Unrealized gains and losses are reflected in stockholders' equity. Swap payments are accrued and recognized in net investment income.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

        Forward contracts and interest rate caps were not significant at December 31, 1996 and 1995. Information concerning derivative financial instruments is included in note 12.

        Accounting Standards not yet Adopted

        In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). FAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The requirements of FAS 125 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and are to be applied prospectively. However, in December 1996 the FASB issued Statement of Financial Accounting Standards No. 127 "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" which delays until January 1, 1998 the effective date for certain provisions. Earlier or retroactive application is not permitted. The adoption of the provisions of this statement effective January 1, 1997 will not have a material impact on the Company's results of operations, financial condition or liquidity.

        Nature of Operations

        The Company is comprised of two major business segments: Commercial Lines and Personal Lines.

        Commercial Lines
        Commercial Lines is divided into four marketing groups that are designed to focus on a particular client base or industry segment to provide products and services that specifically address customers' needs:
        National Accounts, Commercial Accounts, Select Accounts, and Specialty Accounts. Protection is afforded to customers of Commercial Lines for the risks of property loss such as fire and windstorm, financial loss such as business interruption, liability claims arising from operations and workers' compensation benefits through insurance products where risk is transferred from the customer to Commercial Lines. Such coverages include workers' compensation, general liability, commercial multi-peril, commercial automobile, property, fidelity and surety and several miscellaneous coverages.

        National Accounts serves large companies, as well as employee groups, associations and franchises. Products are marketed through national brokers and regional agents. Programs offered by National Accounts include risk transfer and risk service, such as claims settlement, loss control and risk management services and are generally offered in connection with a retrospectively rated insurance policy, a large deductible plan or a self-insured program. National Accounts also includes the Company's alternative market business, which primarily covers workers' compensation products and services to voluntary and involuntary state pools.

        Commercial Accounts serves medium-sized businesses. Commercial Accounts sells a broad range of property and casualty insurance products, with an emphasis on guaranteed cost products, through a large network of independent agents and brokers.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

        Select Accounts serves small businesses and individuals with commercial exposures. Select Accounts products are generally guaranteed cost policies, often a packaged product covering property and liability exposures. The products are sold through independent agents.

        Specialty Accounts markets products to national, mid-size and small customers, including individuals. The principal products of Specialty Accounts include professional liability insurance, directors' and officers' liability insurance, fiduciary liability insurance, product liability, fidelity and surety bonds, commercial umbrella and excess liability, excess property insurance and coverages relating to the entertainment industry and other industry specific programs. Its products and services are distributed through both wholesale brokers and retail agents and brokers.

        Personal Lines
        Personal Lines writes virtually all types of property and casualty insurance covering personal risks. The primary coverages in Personal Lines are personal automobile and homeowners insurance sold to individuals.

        Personal automobile policies provide coverage for liability to others for both bodily injury and property damage, and for physical damage to an insured's own vehicle from collision and various other perils. In addition, many states require policies to provide first-party personal injury protection, frequently referred to as no-fault coverage.

        Homeowners policies are available for dwellings, condominiums, mobile homes and rental property contents. Protection against losses to dwellings and contents from a wide variety of perils is included in these policies, as well as coverage for liability arising from ownership or occupancy.

        The Company has a geographic exposure to catastrophe losses in certain North Atlantic states, California and South Florida. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, severe winter weather, explosions and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. The Company generally seeks to reduce its exposure to catastrophe through individual risk selection and the purchase of catastrophe reinsurance.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.      ACQUISITION AND DISPOSITION OF SUBSIDIARIES

        The Aetna Casualty and Surety Company and The Standard Fire Insurance Company

        As discussed in note 1, on April 2, 1996, TAP purchased from Aetna all of the outstanding capital stock of Aetna P&C. To finance the $4.2 billion purchase price including transaction costs, plus capital contributions totaling $710 million to Aetna P&C, TAP borrowed $2.7 billion from a syndicate of banks under a five-year revolving credit facility (the Credit Facility) and sold approximately 33 million shares of its Class A Common Stock representing approximately 9% of its outstanding common stock (at that time) to four private investors, including Aetna, for an aggregate of $525 million. TIGI acquired approximately 328 million shares of Class B Common Stock of TAP in exchange for contributing the outstanding capital stock of The Travelers Indemnity Company and a capital contribution of approximately $1.1 billion. In addition, Travelers Group Inc. purchased from TAP $540 million of Series Z Preferred Stock of TAP. Approximately $18 million of the purchase price was funded through the settlement of receivables from Aetna.

        On April 23, 1996, TAP sold in a public offering approximately 39 million shares of its Class A Common Stock, representing approximately 9.75% of its outstanding common stock, for total proceeds of $928 million. On April 24, 1996, TAP sold in a public offering $500 million of 6-3/4% Notes due April 15, 2001 and $200 million of 7-3/4% Notes due April 15, 2026. On April 26, 1996, Travelers P&C Capital I, a wholly owned subsidiary trust of TAP, issued $800 million of 8.08% Trust Preferred Securities in a public offering. On May 10, 1996, Travelers P&C Capital II, a wholly owned subsidiary trust of TAP, issued $100 million of 8.00% Trust Preferred Securities in a public offering. These Trust Preferred Securities, which are fully and unconditionally guaranteed by TAP, have a liquidation value of $25 per Trust Preferred Security and are mandatorily redeemable under certain circumstances. Dividends on the Trust Preferred Securities have been classified as interest expense in the consolidated statement of income. The aggregate proceeds from the above offerings of $2.5 billion, together with the proceeds from the issuance by TAP of approximately $700 million of commercial paper, were used to repay in full the borrowings under the Credit Facility and to redeem in full TAP's Series Z Preferred Stock.

        The assets and liabilities of Aetna P&C are reflected in the consolidated balance sheet at December 31, 1996 on a fully consolidated basis at management's best estimate of their fair values at the acquisition date, based on currently available information. Evaluation and appraisal of assets and liabilities is continuing, including: adjustments to investments; deferred acquisition costs; financial guarantee obligations which the Company has assumed, designated as held for sale and actively markets; claims reserves to conform the accounting policy regarding discounting to that historically used by the Company; liabilities for lease and severance costs relating to the restructuring plan for the business acquired; other assets and liabilities and related deferred income tax amounts; and the allocation of the purchase price may be adjusted. The excess of the purchase price over the estimated fair value of net assets is approximately $1.2 billion and is being amortized over 40 years.

        During 1996, the Company recorded charges related to the acquisition and integration of Aetna P&C. These charges resulted primarily from anticipated costs of the acquisition and the application of the Company's strategies, policies and practices to Aetna P&C reserves and include: $279 million after tax ($430 million before tax) in reserve increases, net of reinsurance, related primarily to cumulative injury claims other than asbestos (CIOTA), insurance products involving financial guarantees, and assumed reinsurance; $121 million after tax ($185 million before tax) in uncollectible reinsurance and other receivables; and $23 million after tax ($35 million before tax) in lease and severance costs of The Travelers Indemnity Company related to the restructuring plan for the acquisition.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.      ACQUISITION AND DISPOSITION OF SUBSIDIARIES, Continued

        The following unaudited pro forma information presents the results of operations of the Company and Aetna P&C for the years ended December 31, 1996 and 1995, with pro forma adjustments as if the acquisition and transactions related to the funding of the acquisition had been consummated as of the beginning of the periods presented. This pro forma information is not necessarily indicative of what would have occurred had the acquisition and related transactions been made on the dates indicated, or of future results of the Company.

       (for the year ended December 31, in millions, except per share amounts)      1996       1995*
       ---------------------------------------------------------------------------------------------
       Revenues                                                                    $9,805    $9,876
       Net income                                                                     584        73
       Earnings per common share                                                     1.46      0.18
       ---------------------------------------------------------------------------------------------

      * Historical results of Aetna P&C include charges of $1.1 billion ($705 million after tax) representing an addition to environmental-related and asbestos-related claims reserves.

        Excluding the net acquisition-related charges outlined above, pro forma net income would have been $1.0 billion or $2.52 per share for the year ended December 31, 1996.

        Supplemental Information to the Consolidated Statement of Cash Flows Relating to the Acquisition of Aetna P&C

        Noncash investing and financing transactions relating to the acquisition of Aetna P&C that are not reflected in the consolidated statement of cash flows follows:

        (for the year ended December 31, in millions)                                          1996
       ---------------------------------------------------------------------------------------------
       Fair value of investments acquired                                                   $ 13,899
       Fair value of other assets acquired                                                    10,409
       Claims and claim adjustment expense reserves assumed                                  (16,845)
       Other liabilities assumed                                                              (3,303)
       ---------------------------------------------------------------------------------------------
       Cash payment related to business acquisition                                         $  4,160
       ---------------------------------------------------------------------------------------------

        Bankers and Shippers Insurance Company

        In October 1994, the Company sold Bankers and Shippers Insurance Company (Bankers and Shippers) and received cash proceeds of $142 million. The $30 million pretax gain on the sale is included in other revenues. Bankers and Shippers' revenues, income before federal income taxes and net income were $178 million, $14 million and $9 million, respectively, for the year ended December 31, 1994.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

     3.  SEGMENT INFORMATION
     -----------------------------------------------------------------------------------------------------------------------
     (at and for the year ended December 31, in millions)
                                                                                               Corporate
                                                           Commercial         Personal         and Other
                                                                Lines            Lines        Operations      Consolidated
     -----------------------------------------------------------------------------------------------------------------------
     1996
     Revenues
       Premiums                                             $   3,695        $   2,323         $      10           $   6,028
       Net investment income                                    1,343              311                 2               1,656
       Fee income                                                 399               56                 -                 455
       Realized investment gains (losses)                          26               (8)                -                  18
       Other                                                       34                3                 3                  40
     -----------------------------------------------------------------------------------------------------------------------
              Total revenues                                $   5,497        $   2,685         $      15           $   8,197
     -----------------------------------------------------------------------------------------------------------------------
     Income (loss) before federal income taxes              $     205        $     417         $    (135)          $     487
     Net income (loss)                                            197(1)           282(2)            (88)                391
     Assets                                                    42,345            7,030               404              49,779
     -----------------------------------------------------------------------------------------------------------------------
     1995
     Revenues
       Premiums                                             $   2,017        $   1,284         $      14           $   3,315
       Net investment income                                      548              161                 1                 710
       Fee income                                                 435               21                 -                 456
       Realized investment gains                                   62                9                 -                  71
       Other                                                        8                6                 3                  17
     -----------------------------------------------------------------------------------------------------------------------
              Total revenues                                $   3,070        $   1,481         $      18           $   4,569
     -----------------------------------------------------------------------------------------------------------------------
     Income (loss) before federal income taxes              $     424        $     146         $     (19)          $     551
     Net income (loss)                                            329              107               (17)                419
     Assets                                                    20,168            3,617               277              24,062
     -----------------------------------------------------------------------------------------------------------------------
     1994
     Revenues
       Premiums                                             $   1,810        $   1,353         $      15           $   3,178
       Net investment income                                      444              128                 1                 573
       Fee income                                                 468               27                 1                 496
       Realized investment gains (losses)                        (109)             (27)                4                (132)
       Other                                                       13               38                 2                  53
     -----------------------------------------------------------------------------------------------------------------------
              Total revenues                                $   2,626        $   1,519         $      23           $   4,168
     -----------------------------------------------------------------------------------------------------------------------
     Income (loss) before federal income taxes              $      83        $     135         $      (8)          $     210
     Net income (loss)                                             93               97                (2)                188
     Assets                                                    19,138            3,029               314              22,481
     -----------------------------------------------------------------------------------------------------------------------

     Results of operations and assets include amounts related to Aetna P&C from April 2, 1996, the date of the acquisition.

     (1)  Includes $453 million of acquisition-related charges.
     (2) Includes $39 million of benefit related to the review of Aetna P&C's insurance reserves, partially offset by $9 million of other acquisition-related charges.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.     INVESTMENTS

       Fixed Maturities

       The amortized cost and fair value of investments in fixed maturities classified as available for sale were as follows:


                                                                                   Gross           Gross
                                                                Amortized     unrealized      unrealized           Fair
       (at December 31, 1996, in millions)                           cost          gains          losses          value
       ----------------------------------------------------------------------------------------------------------------
       Mortgage-backed securities -
         CMOs and pass through securities                      $    4,462     $       75      $       10     $    4,527
       U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                                   2,403             51               3          2,451
       Obligations of states, municipalities and
         political subdivisions                                     5,127            123              31          5,219
       Debt securities issued by foreign governments                  581             16               1            596
       All other corporate bonds                                   11,404            201              27         11,578
       Redeemable preferred stock                                      75              -               -             75
       ----------------------------------------------------------------------------------------------------------------
          Total                                                $   24,052     $      466      $       72     $   24,446
       ----------------------------------------------------------------------------------------------------------------
                                                                                   Gross           Gross
                                                                Amortized     unrealized      unrealized           Fair
       (at December 31, 1995, in millions)                           cost          gains          losses          value
       ----------------------------------------------------------------------------------------------------------------
       Mortgage-backed securities -
         CMOs and pass through securities                      $    1,518     $       59      $        3     $    1,574
       U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                                   1,183             65               -          1,248
       Obligations of states, municipalities and
         political subdivisions                                     3,855            109              11          3,953
       Debt securities issued by foreign governments                   97              3               -            100
       All other corporate bonds                                    3,792            164              12          3,944
       Redeemable preferred stock                                      89              -               -             89
       ----------------------------------------------------------------------------------------------------------------
          Total                                                $   10,534     $      400      $       26     $   10,908
       ----------------------------------------------------------------------------------------------------------------

       The amortized cost and fair value of fixed maturities by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.     INVESTMENTS, Continued

                                                                                Amortized       Fair
       (at December 31, 1996, in millions)                                           cost      value
       ---------------------------------------------------------------------------------------------
       Due in one year or less                                                    $   951    $   955
       Due after 1 year through 5 years                                             5,906      5,967
       Due after 5 years through 10 years                                           5,235      5,321
       Due after 10 years                                                           7,498      7,676
       ---------------------------------------------------------------------------------------------
                                                                                   19,590     19,919
       Mortgage-backed securities                                                   4,462      4,527
       ---------------------------------------------------------------------------------------------
          Total                                                                   $24,052    $24,446
       ---------------------------------------------------------------------------------------------

       The Company makes investments in collateralized mortgage obligations
       (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

       At December 31, 1996 and 1995, the Company held CMOs classified as available for sale with a fair value of $2.1 billion and $956 million, respectively. Approximately 81% and 90% of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1996 and 1995, respectively. In addition, the Company held $2.4 billion and $618 million of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1996 and 1995, respectively. Virtually all of these securities are rated AAA.

       Proceeds from sales of fixed maturities classified as available for sale were $12.6 billion, $4.9 billion and $1.8 billion in 1996, 1995 and 1994, respectively. Gross gains of $82 million, $65 million and $12 million and gross losses of $177 million, $90 million and $67 million, respectively, were realized on those sales.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.     INVESTMENTS, Continued

       Equity Securities

       The cost and fair value of investments in equity securities were as follows:

                                                                         Gross         Gross
                                                                    unrealized    unrealized      Fair
       (at December 31, 1996, in millions)                  Cost         gains        losses     value
       -----------------------------------------------------------------------------------------------
       Common stocks                                        $164           $29           $17      $176
       Nonredeemable preferred stocks                        592            16             5       603
       -----------------------------------------------------------------------------------------------
         Total                                              $756           $45           $22      $779
       -----------------------------------------------------------------------------------------------
       (at December 31, 1995, in millions)

       Common stocks                                        $171           $38           $ 6      $203
       Nonredeemable preferred stocks                        394            11             5       400
       -----------------------------------------------------------------------------------------------
         Total                                              $565           $49           $11      $603
       -----------------------------------------------------------------------------------------------

       Proceeds from sales of equity securities were $558 million, $157 million and $121 million in 1996, 1995 and 1994, respectively, resulting in gross realized gains of $147 million, $28 million and $19 million and gross realized losses of $28 million, $6 million and $1 million, respectively.

       Real Estate Held for Sale and Mortgage Loans

       Underperforming mortgage loans include delinquent loans, loans in the process of foreclosure and loans modified at interest rates below market.

       The Company's real estate held for sale and mortgage loan portfolios consisted of the following:

       (at December 31, in millions)                            1996          1995
       ---------------------------------------------------------------------------
       Current mortgage loans                                 $  965         $ 201
       Underperforming mortgage loans                             40            12
       ---------------------------------------------------------------------------
         Total mortgage loans                                  1,005           213
       Real estate held for sale                                 157            23
       ---------------------------------------------------------------------------
         Total                                                $1,162         $ 236
       ---------------------------------------------------------------------------

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.     INVESTMENTS, Continued

       Aggregate annual maturities on mortgage loans are as follows:


       (at December 31, in millions)                   1996
       ----------------------------------------------------
       Past maturity                                 $   33
       1997                                             163
       1998                                              85
       1999                                             245
       2000                                             192
       2001                                              53
       Thereafter                                       234
       ----------------------------------------------------
           Total                                     $1,005
       ----------------------------------------------------

       Concentrations

       At December 31, 1996 and 1995, the Company had concentrations of credit risk in tax exempt investments of the State of Texas of $1.1 billion and $602 million, respectively.

       The Company participates in a short-term investment pool maintained by an affiliate. See note 14.

       Included in fixed maturities are below investment grade assets totaling $599 million and $402 million at December 31, 1996 and 1995, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by the internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade loans.

       The Company also has significant concentrations of investments in the following industries:

       (at December 31, in millions)                                              1996          1995
       ---------------------------------------------------------------------------------------------
       Financing                                                                $2,027         $ 599
       Banking                                                                   2,001           575
       Electric utilities                                                          947           513
       Oil and gas                                                                 882           454
       Transportation                                                              697           533
       ---------------------------------------------------------------------------------------------

       Below investment grade assets included in the preceding table, are as follows:

       (at December 31, in millions)                                              1996          1995
       ---------------------------------------------------------------------------------------------
       Financing                                                                $   13         $  15
       Banking                                                                       -             1
       Electric utilities                                                           36            21
       Oil and gas                                                                  10            55
       Transportation                                                               15            28
       ---------------------------------------------------------------------------------------------

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.     INVESTMENTS, Continued

       The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit.

       Net Investment Income


       (for the year ended December 31, in millions)            1996         1995         1994
       ---------------------------------------------------------------------------------------
       Gross investment income
       Fixed maturities                                       $1,344         $586         $528
       Short-term securities                                      77           73           17
       Mortgage loans                                             90           21           27
       Other                                                     197           49           26
       ---------------------------------------------------------------------------------------
                                                               1,708          729          598
       Investment expenses                                        52           19           25
       ---------------------------------------------------------------------------------------
       Net investment income                                  $1,656         $710         $573
       ---------------------------------------------------------------------------------------

       Realized and Unrealized Investment Gains (Losses)

       Realized investment gains (losses) for the periods were as follows:

       (for the year ended December 31, in millions)          1996         1995          1994
       ---------------------------------------------------------------------------------------
       Realized
       Fixed maturities                                       $(95)        $(40)        $(147)
       Equity securities                                       119           25            12
       Real estate held for sale                                 3            1             -
       Other                                                    (9)          85             3
       --------------------------------------------------------------------------------------
       Realized investment gains (losses)                     $ 18         $ 71         $(132)
       ---------------------------------------------------------------------------------------

       Changes in net unrealized investment gains (losses) that are included as a separate component of stockholders' equity were as follows:

       (for the year ended December 31, in millions)          1996           1995          1994
       ----------------------------------------------------------------------------------------
       Unrealized
       Fixed maturities                                       $ 20         $1,039         $(637)
       Equity securities                                       (15)            55           (25)
       Other                                                     1             20           (41)
       ----------------------------------------------------------------------------------------
                                                                 6          1,114          (703)
       Related taxes                                             1            391          (248)
       ----------------------------------------------------------------------------------------
       Change in unrealized investment gains (losses)            5            723          (455)
       Balance beginning of year                               280           (443)           12
       ----------------------------------------------------------------------------------------
       Balance end of year                                    $285         $  280         $(443)
       ----------------------------------------------------------------------------------------

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.     REINSURANCE

       The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. In addition, the Company assumes 100% of the workers' compensation premiums written by the Accident Department of its affiliate, The Travelers Insurance Company
       (TIC). The Company is also a member of and participates as a servicing carrier for several pools and associations.

       Reinsurance is placed on both a quota-share and excess of loss basis. Reinsurance ceded arrangements do not discharge the Company as the primary insurer, except for cases involving a novation.

       Effective January 1, 1995, the Company terminated a reinsurance agreement with TIGI whereby TIGI assumed 8% of the Company's business written prior to 1991. Also, effective January 1, 1995, the Company terminated certain agreements with TIGI whereby TIGI had assumed certain casualty reserves subject to a stop loss arrangement. As a result of the termination of these agreements, TIGI transferred $520 million of invested assets and of insurance liabilities to the Company.

       In connection with the 1992 sale of American Re-Insurance Company (Am Re) by Aetna P&C, Am Re and Aetna P&C entered into a reinsurance agreement which provides that to the extent Am Re incurred losses in 1991 and prior that were still outstanding at January 1, 1992 in excess of $2.7 billion, Aetna P&C has an 80% participation in payments on those losses up to a maximum payment by Aetna P&C of $500 million. In 1995, Am Re increased reserves for asbestos, environmental and other latent liabilities. As a result of this increase, losses of approximately $228 million ($120 million after discount), which were largely workers' compensation life table indemnity claims, were ceded to Aetna P&C. This agreement has been accounted for as a deposit and a liability has been established for the present value of the expected payout under the agreement.

       In conjunction with its reserve addition for environmental-related claims, Aetna P&C purchased reinsurance in 1995 which provided aggregate protection of $335 million for the adverse loss development beyond reserves held (net of existing reinsurance). Under this arrangement, approximately $165 million of the existing reserves for such losses were ceded at the time the contract was entered into. Substantially all of the available statutory surplus protection was utilized during 1995. This agreement was commuted in June 1996 after an evaluation of the agreement's impact on statutory surplus. Due to the capital additions made at acquisition, it was determined that the contract was no longer cost-effective. The impact of the commutation of the agreement was not significant.

       Aetna P&C had in place in 1995 an aggregate excess of loss arrangement with respect to all of its property-casualty lines for accident year 1995, providing up to approximately $250 million of additional net protection. This agreement was commuted in June 1996 in order to conform reinsurance strategies in conjunction with the acquisition of Aetna P&C. The impact of the commutation of the agreement was not significant.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.     REINSURANCE, Continued

        A summary of reinsurance financial data reflected within the consolidated statement of income is presented below:

        (for the year ended December 31, in millions)              1996             1995              1994
        ---------------------------------------------------------------------------------------------------
        Written premiums:
           Direct                                             $   7,585         $  4,261         $   4,036
           Assumed from:
              Affiliated companies                                  264              374               373
              Non-affiliated companies                              320              301               371
           Ceded to:
              Affiliated companies                                  (58)             (48)              (61)
              Non-affiliated companies                           (1,769)          (1,267)           (1,159)
        ---------------------------------------------------------------------------------------------------
           Total net written premiums                         $   6,342         $  3,621         $   3,560
        ---------------------------------------------------------------------------------------------------
        Earned premiums:
           Direct                                             $   7,263         $  4,007         $   3,738
           Assumed from:
              Affiliated companies                                  201              284               399
              Non-affiliated companies                              395              346               332
           Ceded to:
              Affiliated companies                                  (58)             (48)              (61)
              Non-affiliated companies                           (1,773)          (1,274)           (1,230)
        ---------------------------------------------------------------------------------------------------
           Total net earned premiums                          $   6,028         $  3,315         $   3,178
        ---------------------------------------------------------------------------------------------------
        Percentage of amount assumed to net earned                  9.9%            19.0%             23.0%
        ---------------------------------------------------------------------------------------------------
        Ceded claims incurred                                 $   1,558         $  1,245         $     724
        ---------------------------------------------------------------------------------------------------


       Reinsurance recoverables, net of valuation allowance, include amounts recoverable on unpaid and paid claims and were as follows:

        (at December 31, in millions)                           1996           1995
        ---------------------------------------------------------------------------
        Reinsurance recoverables:
           Property-casualty business:
              Pools and associations                          $4,160         $2,775
              Non-affiliated companies                         4,553          1,713
              Affiliated companies                               793            675

           Accident and health business:
              Affiliated companies                               208            244
       ----------------------------------------------------------------------------
           Total reinsurance recoverables                     $9,714         $5,407
       ----------------------------------------------------------------------------

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.     REINSURANCE, Continued

       Amounts of reinsurance ceded claims and claim adjustment expenses recoverable from unaffiliated insurers at December 31, 1996 and 1995 include $488 million and $289 million, respectively, recoverable from Lloyd's of London (Lloyd's). In 1996, Lloyd's restructured its operations with respect to claims for years prior to 1993. The Company is in arbitration with underwriters at Lloyd's in New York State to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involves the ability of the Company to aggregate asbestos claims under a market agreement between Lloyd's and the Company or under the applicable reinsurance treaties.

       The outcome of the arbitration referred to above is uncertain and the impact, if any, on collectibility of amounts recoverable by the Company from Lloyd's cannot be quantified at this time. The Company believes that it is possible that an unfavorable resolution of this matter could have a material adverse effect on the Company's results of operations in a future period. However, the Company believes that it is not likely that the outcome could have a material adverse effect on the Company's financial condition or liquidity. The Company carries an allowance for uncollectible reinsurance which is not allocated to any specific proceedings or disputes, whether for financial impairments or coverages defenses. The Company believes that such allowance properly states the net receivable from reinsurance contracts.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.     INSURANCE CLAIMS RESERVES

       Claims and claim adjustment expense reserves were as follows:

       (at December 31, in millions)                                         1996         1995
       ---------------------------------------------------------------------------------------
       Claims and claim adjustment expense reserves:
           Property-casualty                                              $30,969      $15,213
           Accident and health                                                208          247
       ---------------------------------------------------------------------------------------
           Total                                                          $31,177      $15,460
       ---------------------------------------------------------------------------------------

       The table below is a reconciliation of beginning and ending property-casualty reserve balances for claims and claim adjustment expenses.

       (for the year ended December 31, in millions)                                  1996        1995         1994
       ------------------------------------------------------------------------------------------------------------
       Claims and claim adjustment expense
         reserves at beginning of year                                             $15,213     $15,013      $14,638
         Less reinsurance recoverables on unpaid losses                              5,123       5,301        5,319
       ------------------------------------------------------------------------------------------------------------
       Net balance at beginning of year                                             10,090       9,712        9,319
       ------------------------------------------------------------------------------------------------------------
       Provision for claims and claim adjustment expenses
         for claims arising in the current year                                      4,839       2,903        3,041
       Estimated claims and claim adjustment
         expenses for claims arising in prior years                                    192        (226)        (255)
       Acquisitions                                                                 11,752           -          289
       Termination of reinsurance agreements with TIGI (see note 5)                      -         520            -
       Other                                                                             -           -          (36)
       ------------------------------------------------------------------------------------------------------------
           Total increases                                                          16,783       3,197        3,039
       ------------------------------------------------------------------------------------------------------------
       Claims and claim adjustment expense payments for claims arising in:
         Current year                                                                1,858         886          930
         Prior years                                                                 3,199       1,933        1,716
       ------------------------------------------------------------------------------------------------------------
           Total payments                                                            5,057       2,819        2,646
       ------------------------------------------------------------------------------------------------------------
       Net balance at end of year                                                   21,816      10,090        9,712
         Plus reinsurance recoverables on unpaid losses                              9,153       5,123        5,301
       ------------------------------------------------------------------------------------------------------------
       Claims and claim adjustment expense
         reserves at end of year                                                   $30,969     $15,213      $15,013
       ------------------------------------------------------------------------------------------------------------

        In 1996, estimated claims and claim adjustment expenses for claims arising in prior years included $238 million of net favorable development in certain Commercial Lines and Personal Lines coverages. Also included in 1996 is $430 million within Commercial Lines of acquisition-related charges primarily for CIOTA, insurance products involving financial guarantees, and assumed reinsurance. In addition, as a result of the Company's review of Aetna P&C's insurance reserves, Commercial Lines reserves were increased by $60 million and Personal Lines reserves were decreased by $60 million.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.     INSURANCE CLAIMS RESERVES, Continued

       In 1995, estimated claims and claim adjustment expenses for claims arising in prior years included favorable loss development in certain workers' compensation, general liability and commercial auto lines of approximately $150 million; however, since the business to which it relates is subject to premium adjustments on retrospectively rated policies, the net impact on results of operations is not significant. In addition, in 1995 estimated claims and claim adjustment expenses for claims arising in prior years included favorable loss development in Personal Lines of approximately $60 million.

       In 1994, estimated claims and claim adjustment expenses for claims arising in prior years included favorable loss development in Personal Lines automobile and homeowners coverage of $100 million, offset by unfavorable development of $100 million for Commercial Lines asbestos and environmental claims from 1985 and prior. In addition, in 1994 Commercial Lines experienced favorable prior year loss development in workers' compensation, other liability and commercial automobile product lines in its National Accounts business for post-1985 accident years. This favorable development amounted to $261 million; however, since the business to which it relates is subject to premium adjustments on retrospectively rated policies, the net impact on results of operations is not significant.

       The claims and claim adjustment expense reserves included $2.3 billion and $806 million for asbestos and environmental related claims net of reinsurance at December 31, 1996 and 1995, respectively.

       It is difficult to estimate the reserves for environmental and asbestos-related claims due to the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties. Conventional actuarial techniques are not used to estimate such reserves.

       For environmental claims, the Company estimates its financial exposure and establishes reserves based upon an analysis of its historical claim experience and the facts of the individual underlying claims. The unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim, as discussed above.

       The following factors are evaluated in projecting the ultimate reserve for asbestos-related claims: available insurance coverage; limits and deductibles; an analysis of each policyholder's potential liability; jurisdictional involvement; past and projected future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance, and applicable coverage defenses, if any. Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for a policyholder by policy year, a ceded projection is calculated based on any applicable facultative and treaty reinsurance. In addition, a similar review is conducted for asbestos property damage claims. However, due to the relatively minor claim volume, these reserves have remained at a constant level.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.     INSURANCE CLAIMS RESERVES, Continued

       As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1996 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continues to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations and changes in Superfund and other legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.     DEBT

       As discussed in note 2, during the first quarter of 1996, TAP entered into a five-year revolving credit facility, as amended, in the amount of $2.7 billion with a syndicate of banks. The Credit Facility, which expires in December 2001, was used to finance in part the purchase of Aetna P&C. As of April 30, 1996, all borrowings under the Credit Facility had been repaid in full and the amount of the Credit Facility was subsequently reduced to $500 million, none of which is currently utilized. Under the Credit Facility TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1996, this requirement was exceeded by approximately $2.8 billion. In addition, the Credit Facility places restrictions on the amount of consolidated debt TAP can incur. TAP also issues commercial paper directly to investors and maintains unused credit availability under the Credit Facility at least equal to the amount of commercial paper outstanding. At December 31, 1996, TAP had $25 million outstanding under its commercial paper program. The weighted average interest rate on commercial paper as of December 31, 1996 was 5.64%. TAP also currently has available to it a $200 million line of credit for working capital and other general corporate purposes from a subsidiary of Travelers Group Inc. The lender has no obligation to make any loan to TAP under this line of credit.

       During 1996, the Company completed the following long-term debt offerings, leaving $750 million available for debt offerings under its shelf registration statement:

       (at December 31, in millions)                        1996
       ----------------------------------------------------------
       6-3/4% Notes due 1999                               $  200
       6-1/4% Notes due 1999                                  200
       6-3/4% Notes due 2001                                  500
       6-3/4% Notes due 2006                                  150
       7-3/4% Notes due 2026                                  200
       ----------------------------------------------------------
                                                            1,250
       Debt discount                                           (1)
       ----------------------------------------------------------
         Total                                             $1,249
       ----------------------------------------------------------

       Aggregate annual maturities on long-term debt obligations are as follows:

       (at December 31, in millions)                        1996
       ----------------------------------------------------------
       1997                                                $    -
       1998                                                     -
       1999                                                   400
       2000                                                     -
       2001                                                   500
       Thereafter                                             350
       ----------------------------------------------------------
         Total                                             $1,250
       ----------------------------------------------------------

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.     FEDERAL INCOME TAXES

       (for the year ended December 31, in millions)                    1996           1995           1994
       ---------------------------------------------------------------------------------------------------
       Effective tax rate
       Income before federal income taxes                              $ 487           $551           $210
       Statutory tax rate                                                 35%            35%            35%
       ---------------------------------------------------------------------------------------------------
       Expected federal income taxes                                   $ 170           $193           $ 74
       Tax effect of:
         Nontaxable investment income                                    (86)           (68)           (62)
         Goodwill                                                         12              4              4
         Other, net                                                        -              3              6
       ---------------------------------------------------------------------------------------------------
       Federal income taxes                                            $  96           $132           $ 22
       ---------------------------------------------------------------------------------------------------
       Effective tax rate                                                 20%            24%            10%
       ---------------------------------------------------------------------------------------------------
       Composition of federal income taxes
       Current expense (benefit):
         United States                                                 $(102)          $155           $(11)
         Foreign                                                           2              5              5
       ---------------------------------------------------------------------------------------------------
           Total                                                        (100)           160             (6)
       ---------------------------------------------------------------------------------------------------
       Deferred expense (benefit):
         United States                                                   196            (28)            28
         Foreign                                                           -              -              -
       ---------------------------------------------------------------------------------------------------
           Total                                                         196            (28)            28
       ---------------------------------------------------------------------------------------------------
       Federal income tax expense                                      $  96           $132           $ 22
       ---------------------------------------------------------------------------------------------------

       The net deferred tax assets were comprised of the tax effects of temporary differences related to the following assets and liabilities:


       (at December 31, in millions)                                           1996          1995
       ------------------------------------------------------------------------------------------
       Deferred tax assets:
         Claims and claim adjustment expense reserves                        $1,241         $ 598
         Acquisition-related reserves                                           221            77
         Unearned premium reserves                                              141            42
         Employee benefits                                                       87            93
         Other                                                                  186            80
       ------------------------------------------------------------------------------------------
         Total                                                                1,876           890
       ------------------------------------------------------------------------------------------
       Deferred tax liabilities:
         Deferred acquisition costs                                             149            70
         Investments                                                            103           142
         Other                                                                   41            28
       ------------------------------------------------------------------------------------------
          Total                                                                 293           240
       ------------------------------------------------------------------------------------------
       Net deferred tax asset                                                $1,583         $ 650
       ------------------------------------------------------------------------------------------

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.     FEDERAL INCOME TAXES, Continued

       The Company is a member of a subgroup of companies comprised of TIGI and its non-life insurance subsidiaries. This subgroup is included in the consolidated federal income tax return filed by Travelers Group Inc. TIGI allocates federal income taxes to its subsidiaries on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability is paid currently to TIGI. Any credits for losses will be paid by TIGI currently to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return. TIGI will reimburse the Company for any remaining receivable at the end of the federal statutory carryforward period.

       In the event that the consolidated return develops an alternative minimum tax (AMT), each company with an AMT on a separate company basis will be allocated a portion of the consolidated AMT. Settlement of the AMT will be made in the same manner and timing as the regular tax. If the AMT is available as a credit against the regular tax, each subsidiary remitting the AMT may establish a receivable from TIGI. The receivable will be paid as the credit is utilized on the consolidated return or at the end of the federal statutory carryforward period for operating losses.

       The Company has a net deferred tax asset which relates to temporary differences that are expected to reverse as net ordinary deductions. The Company will have to generate approximately $4.5 billion of taxable income, before reversal of these temporary differences, primarily over the next 10 to 15 years, to realize the deferred tax asset. Management expects to realize the deferred tax asset based upon its expectation of future positive taxable income, after the reversal of these deductible temporary differences, in the consolidated federal income tax return of Travelers Group Inc. The taxable income of the consolidated return of Travelers Group Inc., after reversal of the deductible temporary differences, is expected to be at least $1.5 billion annually. At December 31, 1996, the Company has no ordinary or capital loss carryforwards.

9.     STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY

       Mandatorily Redeemable Preferred Securities of Subsidiary Trusts

       During 1996, the Company formed the following statutory business trusts under the laws of the state of Delaware. Each trust exists for the exclusive purposes of (i) issuing Trust Securities (both common and preferred) representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust Securities in Junior Subordinated Deferrable Interest Debentures (Subordinated Debentures) of its parent; and (iii) engaging in only those activities necessary or incidental thereto. These Subordinated Debentures and the related income effects are eliminated in the consolidated financial statements. The outstanding Preferred Securities of subsidiary trusts were as follows:


                                                   Liquidation          Interest
       (at December 31, 1996, in millions)               Value              Rate
       -----------------------------------------------------------------------
       Travelers P&C Capital I                          $  800            8.08%
       Travelers P&C Capital II                            100            8.00%
       -----------------------------------------------------------------------
         Total                                          $  900
       -----------------------------------------------------------------------

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.     STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, Continued

       In April 1996, Travelers P&C Capital I, a wholly owned subsidiary trust of TAP, issued 32 million 8.08% Trust Preferred Securities (TAP I 8.08% Preferred Securities) with a liquidation preference of $25 per TAP I 8.08% Preferred Security to the public and 989,720 common securities to TAP, the proceeds of which were invested by Travelers P&C Capital I in $825 million of 8.08% Junior Subordinated Deferrable Interest Debentures due 2036 issued by TAP (TAP 8.08% Debentures). The TAP 8.08% Debentures mature on April 30, 2036 and are redeemable by TAP in whole or in part at any time after April 30, 2001. Travelers P&C Capital I will use the proceeds from any such redemption to redeem a like amount of TAP I 8.08% Preferred Securities and common securities. Distributions on the TAP I 8.08% Preferred Securities and common securities are cumulative and payable quarterly in arrears.

       In May 1996, Travelers P&C Capital II, a wholly owned subsidiary trust of TAP, issued 4 million 8.00% Trust Preferred Securities (TAP II 8.00% Preferred Securities; and together with the TAP I 8.08% Preferred Securities, the TAP Preferred Securities) with a liquidation value of $25 per TAP II 8.00% Preferred Security to the public and 123,720 common securities to TAP, the proceeds of which were invested by Travelers P&C Capital II in $103 million of 8.00% Junior Subordinated Deferrable Interest Debentures issued by TAP (TAP 8.00% Debentures; and together with the TAP 8.08% Debentures, TAP Debentures). The TAP 8.00% Debentures mature on May 15, 2036 and are redeemable by TAP in whole or in part at any time after May 15, 2001. Travelers P&C Capital II will use the proceeds from any such redemption to redeem a like amount of TAP II 8.00% Preferred Securities and common securities. Distributions on the TAP II 8.00% Preferred Securities and common securities are cumulative and payable quarterly in arrears.

       TAP has guaranteed, on a subordinated basis, distributions and other payments due on each series of TAP Preferred Securities. The obligations of TAP with respect to the TAP Debentures, when considered together with certain undertakings of TAP with respect to Travelers P&C Capital I and Travelers P&C Capital II, constitute full and unconditional guarantees by TAP of Travelers P&C Capital I's and Travelers P&C Capital II's obligations under the respective TAP Preferred Securities. The TAP Preferred Securities are classified in the consolidated balance sheet as "TAP-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debt securities of TAP" at their liquidation value of $900 million. TAP has the right, at any time, to defer payments of interest on the TAP Debentures and consequently the distributions on the TAP Preferred Securities and common securities would be deferred (though such distributions would continue to accrue with interest thereon since interest would accrue on the TAP Debentures during any such extended interest payment period). TAP cannot pay dividends on its common stock during such deferments. Distributions on the TAP Preferred Securities have been classified as interest expense in the consolidated statement of income.

       Common Stock

       Class A
       On April 2, 1996, TAP sold approximately 33 million shares of its Class A Common Stock to four private investors, including Aetna, for an aggregate of $525 million. On April 23, 1996, TAP sold in a public offering approximately 39 million shares of its Class A Common Stock, for net proceeds of $928 million. On all matters submitted to vote of the TAP stockholders, holders of Class A Common Stock are entitled to one vote per share. During 1996, the Company repurchased 406,860 shares of its Class A Common Stock at an aggregate cost of $13 million.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.     STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, Continued

       On January 22, 1997, the Company, through its Capital Accumulation Plan (the Plan), issued 414 thousand shares of the Company's Class A Common Stock and reissued 502 thousand shares of treasury stock in the form of restricted stock to participating officers and other key employees. The restricted stock generally vests after a three-year period. Except under limited circumstances, the stock cannot be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. Unearned compensation expense associated with the restricted stock grants represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period.

       Class B
       In exchange for contributing the outstanding capital stock of The Travelers Indemnity Company and a capital contribution of approximately $1.1 billion, TIGI acquired approximately 328 million shares of Class B Common Stock of TAP. TIGI owns all of the outstanding shares of Class B Common Stock representing approximately 82% of the economic interest in TAP. Class B holders are entitled to 10 votes per share on any matter submitted to vote of the TAP stockholders.

       Preferred Stock

       In connection with the financing of the acquisition of Aetna P&C, Travelers Group Inc. purchased from TAP $540 million of Series Z Preferred Stock of TAP. On April 26, 1996 and May 10, 1996, TAP redeemed the Series Z Preferred Stock with the proceeds of the public offering of Class A Common Stock and various Note and Trust Preferred Securities offerings. Prior to their redemption, TAP paid $4 million of dividends on the Series Z Preferred Stock.

       Dividends

       TAP declared dividends (in the form of two quarterly dividends of $0.075 per share each) on its common stock of $60 million ($11 million and $49 million on Class A Common Stock and Class B Common Stock, respectively) in 1996.

       The Company's insurance subsidiaries are currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. Dividend payments to TAP from its insurance subsidiaries are limited to $647 million in 1997 without prior approval of the Connecticut Insurance Department.

       Statutory Net Income and Surplus

       Statutory net income of the Company's insurance subsidiaries was $120 million, which includes $285 million related to the first quarter of Aetna P&C, for the year ended December 31, 1996. Statutory net income was $313 million and $67 million for the years ended December 31, 1995 and 1994, respectively.

       Statutory capital and surplus of the Company's insurance subsidiaries was $5.4 billion and $2.4 billion at December 31, 1996 and 1995, respectively.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.    BENEFIT PLANS

       Pension Plans

       The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Travelers Group Inc. covering the majority of Travelers Group Inc.'s U.S. employees. Benefits for the qualified plan are based on an account balance formula. Under this formula, each employee's accrued benefit can be expressed as an account that is credited with amounts based upon the employee's pay, length of service and a specified interest rate, all subject to a minimum benefit level. This plan is funded in accordance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

       The Company sponsors a nonqualified, noncontributory defined benefit pension plan covering the majority of the Company's U.S. employees except former Aetna P&C employees. Contributions are based on benefits paid. On April 2, 1996, the Company assumed the obligations of a nonqualified, noncontributory defined benefit plan covering certain employees who were former Aetna P&C employees. Benefit accruals ceased as of April 1, 1996.

       The Company's share of net pension expense was $17 million, $4 million and $7 million for 1996, 1995 and 1994, respectively.

       Other Benefit Plans

       In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees, excluding former Aetna P&C employees, through a plan sponsored by TIGI. Retirees may elect certain prepaid health care benefit plans. Life insurance benefits are generally set at a fixed amount. Beginning January 1, 1996, these plans were amended to restrict benefit eligibility to retirees and certain retiree-eligible employees. The cost recognized by the Company for these benefits represents its allocated share of the total costs of the plan, net of retiree contributions. The Company's share of the total cost of the plan for 1996, 1995 and 1994 was $10 million, $14 million and $16 million, respectively.

       401(k) Savings Plan

       Substantially all employees of the Company are eligible to participate in a 401(k) savings plan sponsored by Travelers Group Inc. under which a portion of employee contributions is matched and invested in Series C Preferred Stock issued by Travelers Group Inc. Effective January 1, 1996, the Company's matching contribution, for all employees except former Aetna P&C employees, is 100% of pre-tax contributions up to an annual maximum of $1,000. Former Aetna P&C employees received a match equal to 100% of their pre-tax contributions up to 5% of salary. Prior to January 1, 1996, the Company matched 50% of the first 5% of pre-tax contributions, and provided for a variable match based on the profitability of TIGI and its subsidiaries. The Company's expense was $2 million, $7 million and $8 million in 1996, 1995 and 1994, respectively.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.    LEASES

       Most leasing functions for TIGI and its subsidiaries are administered by the Company. Rent expense related to these leases is shared by the companies on a cost allocation method based generally on estimated usage by department. Rent expense was $90 million, $61 million and $70 million in 1996, 1995 and 1994, respectively.

       Future minimum annual rentals under noncancellable operating leases are:

       (for the year ending December 31, in millions)
       --------------------------------------------------------
       1997                                                $ 88
       1998                                                  59
       1999                                                  44
       2000                                                  29
       2001                                                  15
       Thereafter                                            98
       --------------------------------------------------------
         Total                                             $333
       --------------------------------------------------------

       Future sublease rental income of approximately $98 million will partially offset these commitments.

12.    DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

       Derivative Financial Instruments

       The Company uses derivative financial instruments, including financial futures contracts, forward contracts and interest rate swaps and caps as a means of hedging exposure to interest rate and foreign currency risk. The Company does not hold or issue derivative instruments for trading purposes. These derivative financial instruments have off-balance-sheet risk. Financial instruments with off-balance-sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts and interest rate swaps, credit risk is limited to the amounts calculated to be due the Company on such contracts. Financial futures contracts have very little credit risk since organized exchanges are the counterparties.

       The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance-sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

       The Company may occasionally enter into interest rate swaps in connection with other financial instruments to provide greater risk diversification and to better match an asset with a corresponding liability. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swaps are not exchange traded so they are subject to the risk of default by the counterparty.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

12. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       The Company uses exchange traded financial futures to manage its exposure to changes in interest rates which arise from the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased.

       Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

       At December 31, 1996 and 1995, the Company held financial futures contracts with notional amounts of approximately $522 million and $220 million, respectively, and a deferred loss of $2 million and a deferred gain of $3 million, respectively. Total gains from financial futures of $15 million are deferred at December 31, 1996 relating to anticipated investment purchases expected to occur by the end of the second quarter of 1997. These deferred gains are reported in other liabilities. At December 31, 1996 and 1995, the Company's futures contracts had no fair value because these contracts are marked to market and settled in cash.

       At December 31, 1996, the Company held interest rate swaps with notional amounts of $763 million. The fair value of these financial instruments was $12 million (gain position) and $13 million (loss position) at December 31, 1996, which was determined using a discounted cash flow method. The off-balance-sheet risks of interest rate swaps were not significant at December 31, 1995.

       The off-balance-sheet risks of forward contracts were not significant at December 31, 1996 and 1995. Financial guarantees are described in note 13.

       Fair Value of Financial Instruments

       The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," and, therefore, are not included in the amounts discussed.

       At December 31, 1996 and 1995, investments in fixed maturities had a fair value, which equaled carrying value, of $24.4 billion and $10.9 billion, respectively. See note 4. The carrying values of cash, short-term securities, mortgage loans, investment income accrued and commercial paper approximated their fair values.

       At December 31, 1996, the carrying value of $1.2 billion of long-term debt approximated its fair value. Fair value is based upon the average of the closing bid and asked price at December 31, 1996.

       The carrying values of $1.4 billion and $747 million of financial instruments classified as other assets approximated their fair values at December 31, 1996 and 1995, respectively. The carrying values of $3.5 billion and $1.4 billion of financial instruments classified as other liabilities at December 31, 1996 and 1995, respectively, also approximated their fair values. Fair value is determined using various methods including discounted cash flows, as appropriate for the various financial instruments.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.    COMMITMENTS AND CONTINGENCIES

       Financial Instruments with Off-Balance-Sheet Risk

       See note 12 and the following, "Guarantees of the Securities of Other Issuers," for a discussion of financial instruments with off-balance-sheet risk.

       In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance-sheet risks of these financial instruments were not significant at December 31, 1996 and 1995.

       Guarantees of the Securities of Other Issuers

       The Company underwrote insurance guaranteeing the securities of other issuers, primarily corporate and industrial revenue bond issuers. The aggregate net amount of guarantees of principal and interest for such securities was approximately $729 million ($8.3 billion before reinsurance) and $127 million ($1.7 billion before reinsurance) at December 31, 1996 and 1995, respectively. The scheduled maturities for these guarantees are $142 million, $250 million, $8 million, $13 million and $316 million for 1997, 1998, 1999, 2000 and 2001 and thereafter, respectively.

       Reserves for the financial guarantee business, which includes reserves for defaults, incurred but not reported losses and unearned premiums, totaled $71 million at December 31, 1996 and were not significant at December 31, 1995.

       Included in the gross amounts are financial guarantees representing the Company's participation in the Municipal Bond Insurance Association's guarantee of municipal bond obligations of $7.6 billion and $1.6 billion at December 31, 1996 and 1995, respectively. The bonds are generally rated A or above, and the Company's participation has been reinsured.

       It is not practicable to estimate a fair value for the Company's financial guarantees because there is no quoted market price for such contracts, it is not practicable to reliably estimate the timing and amount of all future cash flows due to the unique nature of each of these contracts, and the Company no longer writes such guarantees.

       Litigation

       In the ordinary course of business, the Company is a defendant or codefendant in various litigation matters other than environmental and asbestos claims. Although there can be no assurances, as of December 31, 1996, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


14.    RELATED PARTY TRANSACTIONS

       The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI, including the Company, are handled by TIC. The Company provides certain administrative services to TIC. Settlements for these functions between the Company and its affiliates are made regularly. Investment advisory and management services and data processing services are provided by affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

       An affiliate maintains a short-term investment pool in which the Company participates. The positions of each company participating in the pool are calculated and adjusted daily. At December 31, 1996 and 1995, the pool totaled approximately $2.9 billion and $2.2 billion, respectively. The Company's share of the pool amounted to $1.9 billion and $722 million at December 31, 1996 and 1995, respectively, and is included in short-term securities in the consolidated balance sheet.

       The Company participates in a stock option plan sponsored by Travelers Group Inc. that provides for the granting of stock options in Travelers Group Inc. common stock to officers and key employees.

       The Company applies APB 25 and related interpretations in accounting for stock options. Since stock options under the Travelers Group Inc. plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

       Had the Company applied FAS 123 in accounting for Travelers Group Inc. stock options, net income and net income per share would have been the pro forma amounts indicated below:


                                                                 1996                             1995
       (for the year ended December 31,                      Net    Net income              Net      Net income
       in millions, except per share amounts)             income     per share           income       per share
       --------------------------------------------------------------------------------------------------------
       Net income, as reported                              $391         $1.05             $419           $1.42
       FAS 123 pro forma adjustments, after tax               (6)        (0.01)              (2)              -
       --------------------------------------------------------------------------------------------------------
       Net income, pro forma                                $385         $1.04             $417           $1.42
       --------------------------------------------------------------------------------------------------------

       Most leasing functions for TIGI and its subsidiaries are administered by the Company. See note 11.

       The Company leases new furniture and equipment from a noninsurance subsidiary of TIGI. The rental expense charged to the Company for this furniture and equipment was $44 million, $39 million and $26 million in 1996, 1995 and 1994, respectively.

       At December 31, 1996 and 1995, the Company had an investment of $55 million and $34 million, respectively, in bonds of its affiliate, Commercial Credit Company. This is included in fixed maturities in the consolidated balance sheet.

       The Company participates in reinsurance agreements with TIC and has participated in reinsurance agreements with TIGI. See note 5.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.    RELATED PARTY TRANSACTIONS, Continued

       The Company purchases annuities from affiliates to settle certain claims. Reinsurance recoverables at December 31, 1996 and 1995 included $793 million and $672 million, respectively, related to these annuities.

15.    NONCASH FINANCING AND INVESTING ACTIVITIES

       Significant noncash financing activities include the transfer of approximately 328 million shares of Class B Common Stock to TIGI in exchange for the outstanding capital stock of The Travelers Indemnity Company in 1996. See note 2.

       Significant noncash investing activities include: a) the conversion of $24 million of convertible preferred stock for $24 million of common stock in 1996; b) the conversion of $38 million and $23 million of convertible bonds for $38 million and $23 million of common stock in 1996 and 1995, respectively; c) the conversion of $31 million of convertible preferred stock for $31 million of convertible bonds in 1995; d) the receipt of $28 million of shares of common stock distributed by a venture capital limited partnership in 1994; and e) the acquisition of real estate through foreclosures of mortgage loans amounting to $14 million, $13 million and $24 million in 1996, 1995 and 1994, respectively.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.    SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

                                                             First      Second           Third          Fourth
       (1996, in millions, except per share amounts)       Quarter     Quarter         Quarter         Quarter          Total
       --------------------------------------------------------------------------------------------------------------------------
       Total revenues                                       $1,152      $2,202          $2,452          $2,391         $8,197
       Total expenses                                        1,027       2,563           2,099           2,021          7,710
       --------------------------------------------------------------------------------------------------------------------------
       Income (loss) before federal income taxes               125        (361)            353             370            487
       Federal income tax expense (benefit)                     27        (145)            106             108             96
       --------------------------------------------------------------------------------------------------------------------------
       Net income (loss)                                    $   98      $ (216)         $  247          $  262         $  391
       --------------------------------------------------------------------------------------------------------------------------
       Net income (loss) per share of common stock          $ 0.33      $(0.59)         $ 0.62          $ 0.65         $ 1.05
       --------------------------------------------------------------------------------------------------------------------------
       Common stock price
       High                                                    N/A      $   28 1/2      $   29 3/8      $   36         $   36
       Low                                                     N/A      $   26          $   23 1/8      $   28         $   23 1/8
       Close                                                   N/A      $   28 3/8      $   27 1/2      $   35 3/8     $   35 3/8
       Dividends per share of common stock                     N/A           -          $0.075          $0.075         $0.150
       --------------------------------------------------------------------------------------------------------------------------



                                                             First       Second        Third       Fourth
       (1995, in millions, except per share amounts)       Quarter      Quarter      Quarter      Quarter        Total
       ---------------------------------------------------------------------------------------------------------------
       Total revenues                                       $1,162       $1,183       $1,175       $1,049       $4,569
       Total expenses                                        1,072        1,056        1,031          859        4,018
       ---------------------------------------------------------------------------------------------------------------
       Income before federal income taxes                       90          127          144          190          551
       Federal income tax expense                               15           28           34           55          132
       ---------------------------------------------------------------------------------------------------------------
       Net income                                           $   75       $   99       $  110       $  135       $  419
       ---------------------------------------------------------------------------------------------------------------
       Net income per share of common stock                 $ 0.25       $ 0.34       $ 0.37       $ 0.46       $ 1.42
       ---------------------------------------------------------------------------------------------------------------

       Includes amounts related to Aetna P&C from April 2, 1996, the date of acquisition.

       1996 results include charges of $391 million and $32 million in the second and fourth quarter, respectively, related to the acquisition of Aetna P&C. See note 2.

       Due to changes in the number of average shares outstanding during 1996, quarterly earnings per share of common stock do not add to the total for the year.

       Common stock prices for 1995 and for the first quarter of 1996 are not applicable as shares began trading in April 1996.

                          Independent Auditors' Report



The Board of Directors and Stockholders
Travelers Property Casualty Corp.:

We have audited the accompanying consolidated balance sheets of Travelers Property Casualty Corp. (formerly Travelers/Aetna Property Casualty Corp.) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Travelers Property Casualty Corp. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations, changes in stockholders' equity and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.





/s/ KPMG Peat Marwick LLP
Hartford, Connecticut
January 17, 1997