Form 10-K/A, Exhibit 13
period 1996-12-31
TRAVELERS PROPERTY CASUALTY CORP
filed 1997-10-24
CIK 1010551

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

Net income of $391 million in 1996 decreased $28 million from 1995. The decrease in 1996 from 1995 was primarily due to $423 million of net charges related to the acquisition and integration of Aetna P&C. This was mostly offset by the post-acquisition results of operations of Aetna P&C. These net acquisition-related charges include, on an after-tax basis, $318 million in reserve increases, net of reinsurance, related primarily to cumulative injury claims other than asbestos, insurance products involving financial guarantees, reserve strengthening, and assumed reinsurance, $55 million in additional asbestos liabilities pursuant to an existing settlement agreement with a customer of Aetna P&C, $39 million in charges related to premium collection issues on loss sensitive programs, specifically large deductible products, $27 million provision for uncollectibility of reinsurance recoverables of Aetna P&C determined by applying the Company's normal guidelines for estimating collectibility of such accounts, and $23 million in lease and severance costs related to the restructuring plan for the acquisition, partially offset by $39 million in decreases in Personal Lines automobile reserves. Net income of $419 million in 1995 increased $231 million over 1994. The increase in 1995 from 1994 was the result of the increases in realized investment gains and net investment income, as well as improved loss trends in the workers' compensation line of business and expense reduction initiatives, partially offset by an after-tax gain of $19 million from the 1994 sale of Bankers and Shippers Insurance Company (Bankers and Shippers).

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

Net income of $197 million in 1996 decreased $132 million from 1995. The 1996 decrease compared to 1995 is primarily due to $453 million of after-tax charges related to the acquisition of Aetna P&C, partially offset by higher premiums and net investment income due to the acquisition of Aetna P&C. These acquisition-related charges include $318 million in reserve increases, net of reinsurance, principally for cumulative injury other than asbestos, insurance products involving financial guarantees, reserve strengthening and assumed reinsurance, $55 million provision for an additional asbestos liability related to an existing settlement agreement with a policyholder of Aetna P&C, $39 million charge related to premium collection issues, $22 million provision for uncollectibility of reinsurance recoverables and $19 million in lease and severance costs related to the restructuring plan for the acquisition. Net income of $329 million in 1995 increased $236 million compared to 1994. The increase in 1995 from 1994 reflected a $112 million after-tax increase in realized investment gains, higher net investment income, benefits from expense reduction initiatives and improved loss trends in the workers' compensation line.

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

The Company's reserving methodology is preferable to one based on "identified claims" since the resolution of environmental exposures by the Company generally occurs on an insured-by-insured basis as opposed to a claim-by-claim basis. The nature of the resolution is through coverage litigation, which often pertains to more than one claim, as well as through a settlement with an insured. Generally, the settlement between the Company and the insured extinguishes any obligation the Company may have under any policy issued to the insured for past, present and future environmental liabilities. This form of settlement is commonly referred to as a "buy-back" of policies for future environmental liability. Additional provisions of these agreements include the appropriate indemnities and hold harmless provisions to protect the Company. The Company's general purpose in executing such agreements is to reduce its potential environmental exposure and eliminate both the risks presented by coverage litigation with the insured and the cost of such litigation.

The reserving methodology includes an analysis by the Company of the exposure presented by each insured and the anticipated cost of resolution, if any, for each insured. This analysis is completed by the Company on a quarterly basis. In the course of its analysis, an assessment of the probable liability, available coverage, judicial interpretations and historical value of similar exposures is considered by the Company. In addition, due consideration is given to the many variables presented, such as the nature of the alleged activities of the insured at each site; the allegations of environmental damage at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at a site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between the Company and the insured; the identification of other insurers; the potential coverage available, if any, including number of years of coverage, if any; and the applicable law in each jurisdiction. Analysis of these and other factors, including the potential for future claims, results in the establishment of the bulk reserve.

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

To date, the Company generally has been successful in resolving its coverage litigation and continues to reduce its potential exposure through favorable settlements with certain insureds. These settlement agreements with certain insureds are based on the variables presented in each piece of coverage litigation. Generally the settlement dollars paid in disputed coverage claims are a percentage of the total coverage sought by such insureds. Based upon the Company's reserving methodology and the experience of its historical resolution of environmental exposures, it believes that the environmental reserve provision is appropriate. As of December 31, 1996, the Company, for approximately $1 billion, has resolved the environmental liabilities presented by 3,498 of the 4,981 policyholders who have tendered environmental claims to the Company. This resolution comprises 70% of the policyholders who have tendered such claims. The Company has reserves of approximately $950 million included in its bulk reserve relating to the remaining 1,483 policyholders (30% of the total) with unresolved environmental claims, as well as for any other policyholder which may tender an environmental claim in the future.

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

        During 1996, the Company recorded charges related to the acquisition and integration of Aetna P&C. These charges resulted primarily from anticipated costs of the acquisition and the application of the Company's strategies, policies and practices to Aetna P&C reserves and include: $279 million after tax ($430 million before tax) in reserve increases, net of reinsurance, related primarily to cumulative injury claims other than asbestos (CIOTA), insurance products involving financial guarantees, and assumed reinsurance; $55 million after tax ($84 million before tax) provision for an additional asbestos liability related to an existing settlement agreement with a policyholder of Aetna P&C; $39 million after tax ($60 million before tax) charge related to premium collection issues; $27 million after tax ($41 million before tax) provision for uncollectibility of reinsurance recoverables; and $23 million after tax ($35 million before tax) in lease and severance costs of The Travelers Indemnity Company related to the restructuring plan for the acquisition.

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