Form 10-K405, Exhibit 13
period 1997-12-31
TRAVELERS PROPERTY CASUALTY CORP
filed 1998-03-24
CIK 1010551

                                                                   Exhibit 13.01


               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES


SELECTED CONSOLIDATED FINANCIAL DATA
(In millions, except per share amounts)

-----------------------------------------------------------------------------------------------------------------------------------
At and for the Year Ended December 31, (1)                             1997         1996          1995         1994         1993
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                     $    9,911    $   8,197    $    4,569   $    4,168   $    4,715

Net income                                                         $    1,236    $     391    $      419   $      188   $      167


Total assets                                                       $   50,682    $  49,779    $   24,062   $   22,481   $   21,416
Long-term debt                                                     $    1,249    $   1,249             -            -            -
TAP-obligated mandatorily redeemable preferred
   securities of subsidiary trusts holding solely junior
   subordinated debt securities of TAP                             $      900    $     900             -            -            -
Stockholders' equity (2)                                           $    7,777    $   6,480    $    3,601   $    2,581   $    2,977


Per common share data:
Net income (3, 5)                                                  $     3.13    $    1.02    $    1.28    $     0.57   $     0.51
Net income-assuming dilution (4, 5)                                $     3.12    $    1.02    $    1.28    $     0.57   $     0.51
Cash dividends                                                     $     0.30    $    0.15          N/A           N/A          N/A
Book value                                                         $    19.78    $   16.22          N/A           N/A          N/A
Book value excluding FAS 115 adjustment                            $    17.95    $   15.50          N/A           N/A          N/A

Other data:
Year-end common shares outstanding (6)                                  393.1        399.6          N/A           N/A          N/A
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes amounts related to Aetna P&C from April 2, 1996, the date of the acquisition. GAAP financial data related to balance sheet data as of December 31, 1993 and subsequent, and income statement data related to periods ended after December 31, 1993, are presented on a purchase accounting basis.

(2) Stockholders' equity at December 31, 1997, 1996, 1995 and 1994 reflects $722 million, $285 million, $280 million and ($443) million, respectively, of net unrealized gains (losses) on investment securities pursuant to the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994.

(3) Net income per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period.

(4) Net income per common share-assuming dilution (diluted EPS) reflects the effect of potentially dilutive securities, principally stock-based incentive plans.

(5) For purposes of computing basic and diluted earnings per share for periods prior to the IPO, the 328 million shares of common stock issued to TIGI in April 1996 were assumed to be outstanding for all reported periods. See note 2 to the consolidated financial statements.

(6) In April 1996, in conjunction with the acquisition of Aetna P&C, the Company issued common stock through its IPO. See note 2 to the consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Results of Operations reflect the consolidated results of operations of Travelers Property Casualty Corp. (TAP) and its subsidiaries (the Company).

CONSOLIDATED OVERVIEW

On April 2, 1996, TAP purchased from Aetna Services, Inc. (Aetna) all of the outstanding capital stock of Travelers Casualty and Surety Company (formerly The Aetna Casualty and Surety Company) and The Standard Fire Insurance Company (collectively, Aetna P&C) for approximately $4.2 billion in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of Aetna P&C's operations only from the date of acquisition. For additional information about the financing of the purchase price see Note 2 of Notes to Consolidated Financial Statements.

The Company provides a wide range of commercial and personal property and casualty insurance products and services to businesses, associations and individuals throughout the United States.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1997

(in millions, except per share data)                                      1997                1996                1995
                                                                          ----                ----                ----
Revenues..............................................................  $    9,911          $   8,197          $    4,569
                                                                        ----------          ---------          ----------

Net income ...........................................................  $    1,236          $     391          $      419
Preferred dividends...................................................           -                  4                   -
                                                                        ----------          ---------          ----------

Net income available to common stockholders...........................  $    1,236          $     387          $      419
                                                                        ==========          =========          ==========

Net income per share - assuming dilution..............................  $     3.12          $    1.02          $     1.28
                                                                        ==========          =========          ==========

Weighted average number of common shares outstanding
and common stock equivalents - assuming dilution......................       395.8              379.8               328.0
                                                                        ==========          =========          ==========

Net income of $1.236 billion in 1997 increased $845 million over 1996. Net income of $391 million in 1996 decreased $28 million from 1995. The increase in 1997 from 1996 was primarily due to $423 million of net charges related to the acquisition and integration of Aetna P&C by the Company in 1996, higher net investment income, higher realized gains, lower catastrophe losses, favorable reserve development in personal auto lines and expense reductions. The net acquisition-related charges include, on an after-tax basis, $318 million in reserve increases, net of reinsurance, primarily related to cumulative injury claims other than asbestos, insurance products involving financial guarantees, reserve strengthening, and assumed reinsurance, $55 million in an additional asbestos liability pursuant to an existing settlement agreement with a customer of Aetna P&C, $39 million in charges related to premium collection issues on loss sensitive programs, specifically large deductible products, a $27 million provision for uncollectibility of reinsurance recoverables of Aetna P&C determined by applying the Company's normal guidelines for estimating collectibility of such accounts, and $23 million in lease and severance costs of The Travelers Indemnity Company (Travelers Indemnity) related to the restructuring plan for the acquisition, partially offset by $39 million in decreases in Personal Lines automobile reserves. The decrease in 1996 from 1995 was primarily due to the $423 million of net charges related to the acquisition, mostly offset by the post-acquisition results of operations.

Excluding realized investment gains and the acquisition-related charges, operating income was $1.126 billion, $802 million and $373 million in 1997, 1996 and 1995, respectively. The increase in 1997 was due to higher net investment income, lower catastrophe losses, favorable reserve development in personal auto lines and expense reductions. The 1996 increase reflects higher net investment income, favorable reserve development in personal auto lines and the benefits of expense-reduction initiatives associated with the acquisition, marginally offset by higher catastrophe losses. The increases in 1997 and 1996 were also due to the inclusion of the results of operations of Aetna P&C for twelve months in 1997 and nine months in 1996.

Revenues of $9.911 billion in 1997 increased $1.714 billion from 1996. Revenues of $8.197 billion in 1996 increased $3.628 billion from 1995. The 1997 increase was primarily attributable to the inclusion of Aetna P&C for the entire year compared to only nine months in 1996 and growth in Personal Lines earned premiums. The increase in revenues in 1996 compared to 1995 was primarily attributable to the post-acquisition results of operations and includes a $2.713 billion increase in earned premiums and a $946 million increase in net investment income.

Commercial Lines earned premiums increased $613 million to $4.308 billion in 1997, primarily reflecting the post-acquisition results of operations for the entire year compared to only nine months in 1996. The increase in Commercial Lines earned premiums is net of continued decreases resulting from the Company's selective underwriting and market conditions characterized by difficult pricing and increased competition. Personal Lines earned premiums of $2.917 billion in 1997 increased $594 million from $2.323 billion in 1996, reflecting lower ceded premiums due to a change in a reinsurance arrangement in January 1997, growth in sales in targeted markets served by independent agents and growth in affinity marketing, joint marketing arrangements and TRAVELERS SECURE(R). The increase also reflects the post-acquisition results of operations for the entire year compared to only nine months in 1996.

Net investment income was $2.051 billion in 1997, an increase of $395 million from 1996, reflecting the higher level of invested assets in 1997. Net investment income was $1.656 billion in 1996, an increase of $946 million from 1995, primarily due to the acquisition of Aetna P&C, increased funds available for investment and a higher return on investments.

Fee income was $365 million in 1997, a $27 million decrease from 1996. Fee income was $392 million in 1996, a $40 million decrease from 1995. National Accounts within Commercial Lines is the primary source of fee income due to its service business. Fee income in both 1997 and 1996 was negatively impacted by the depopulation of involuntary pools as the loss experience of workers' compensation improved and insureds moved to voluntary markets and the Company's success in lowering workers' compensation losses of service customers, partially offset by the Company writing more service fee-based product versus premium-based product and the acquisition of Aetna P&C.

Claims and expenses of $8.159 billion in 1997 increased $449 million from 1996. The increase was due to the post-acquisition results of operations for the entire year compared to only nine months in 1996, partially offset by acquisition-related expense reductions and lower catastrophe losses in 1997. Claims and expenses of $7.710 billion in 1996 increased $3.692 billion from 1995. In 1996, the increase in claims and expenses was primarily attributable to the claims and expenses related to the Aetna P&C business and financing costs associated with the acquisition of Aetna P&C, partially offset by expense reductions.

The Company's effective tax rate was 29%, 20% and 24% in 1997, 1996 and 1995, respectively. These rates differed from the statutory tax rate in those years primarily due to municipal bond interest not taxed for federal income tax purposes. The 1997 effective tax rate was higher than 1996 due to a proportionately smaller amount of tax-exempt income versus pre-tax income in 1997. The 1996 effective tax rate was lower than 1995 due to an increased level of tax-exempt income and lower pre-tax income, partially offset by higher goodwill amortization resulting from the acquisition of Aetna P&C.

The statutory and GAAP combined ratios were as follows:

                                                                 1997        1996        1995
                                                                 ----        ----        ----
STATUTORY:
     Loss and Loss Adjustment Expense (LAE) ratio............    72.4%       85.5%       78.2%
     Underwriting expense ratio..............................    29.9        31.3        26.4
     Combined ratio before policyholder dividends............   102.3       116.8       104.6
     Combined ratio..........................................   103.5       117.2       105.4

GAAP:
     Loss and LAE ratio......................................    72.3%       83.6%       77.7%
     Underwriting expense ratio..............................    29.6        33.2        26.6
     Combined ratio before policyholder dividends............   101.9       116.8       104.3
     Combined ratio..........................................   102.6       117.4       105.1

Beginning in 1997, for purposes of computing GAAP combined ratios, fee income is allocated as a reduction of losses and loss adjustment expenses and other underwriting expenses. Previously fee income was included with premiums for purposes of computing GAAP combined ratios. The 1996 and 1995 GAAP combined ratios have been restated to conform to the current year's presentation.

GAAP combined ratios differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only. In addition, certain 1996 purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulted in a charge to statutory expenses.

The decrease in the 1997 statutory and GAAP combined ratios compared to 1996 was primarily attributable to charges taken in 1996 related to the acquisition and integration of Aetna P&C. Excluding these amounts, the statutory and GAAP combined ratios before policyholder dividends for 1996 would have been 106.3% and 107.0%, respectively. The decrease in the 1997 statutory and GAAP combined ratios compared to the 1996 statutory and GAAP combined ratios excluding acquisition-related charges was due to lower catastrophe losses, favorable prior year reserve development in personal auto lines and expense reductions, partially offset by the inclusion in 1997 of Aetna P&C's results for the entire year compared to only nine months in 1996. Aetna P&C historically has had a higher underwriting expense ratio, partially offset by a lower loss and LAE ratio, which reflected the mix of business including the favorable effect of the lower loss and LAE ratio of the Bond Specialty business. The increase in the 1996 statutory and GAAP combined ratios excluding acquisition-related charges compared to the 1995 statutory and GAAP combined ratios was primarily due to the inclusion in 1996 of Aetna P&C's results.

RESULTS OF OPERATIONS BY SEGMENT

COMMERCIAL LINES
(in millions)                               1997           1996            1995
                                            ----           ----            ----
Revenues............................   $   6,557      $   5,497       $   3,070
Net income..........................   $     946      $     197       $     329

Net income of $946 million in 1997 increased $749 million from 1996, and 1996 net income of $197 million decreased $132 million compared to 1995. The 1997 increase compared to 1996 was primarily due to $453 million of after-tax charges related to the acquisition of Aetna P&C included in 1996, higher net investment income and realized investment gains, lower catastrophe losses, expense savings associated with the acquisition and integration of Aetna P&C and the inclusion in 1997 of Aetna P&C for the entire year compared to only nine months for 1996. These acquisition-related charges included $318 million in reserve increases, net of reinsurance, principally for cumulative injury other than asbestos, insurance products involving financial guarantees, reserve strengthening and assumed reinsurance, a $55 million provision for an additional asbestos liability related to an existing settlement agreement with a customer of Aetna P&C, a $39 million charge related to premium collection issues on loss sensitive programs, specifically large deductible products, a $22 million provision for uncollectibility of reinsurance recoverables of Aetna P&C determined by applying the Company's normal guidelines for estimating collectibility of such accounts, and $19 million in lease and severance costs related to the restructuring plan for the acquisition. Operating results also reflected market conditions characterized by difficult pricing and increased competition. The impact of this trend in market conditions on 1997 operating results was offset by the factors noted above as well as a continued disciplined approach to underwriting and risk management. The 1996 decrease compared to 1995 was primarily due to $453 million of after-tax charges related to the acquisition of Aetna P&C included in 1996, partially offset by higher net investment income, the benefits of expense-reduction initiatives and the inclusion of Aetna P&C's results of operations for nine months in 1996.

Excluding realized investment gains in all years and the acquisition-related charges, Commercial Lines earnings were $846 million, $633 million and $288 million in 1997, 1996 and 1995, respectively. The 1997 increase compared to 1996 was due to higher net investment income, lower catastrophe losses, expense savings associated with the acquisition and integration of Aetna P&C and the post-acquisition results of operations for the entire year compared to only nine months in 1996. Operating results also reflected market conditions characterized by difficult pricing and increased competition. The impact of this trend in market conditions on 1997 operating results was offset by the factors previously indicated as well as a continued disciplined approach to underwriting and risk management. The 1996 increase compared to 1995 was primarily the result of higher net investment income, the benefits of expense-reduction initiatives and the inclusion of Aetna P&C's results of operations for nine months in 1996.

Commercial Lines net written premiums totaled $4.757 billion in 1997, up $695 million from $4.062 billion in 1996 (excluding an adjustment associated with a reinsurance transaction), reflecting the inclusion in 1997 of Aetna P&C for the entire year compared to only nine months in 1996 and a $142 million adjustment due to the change to conform the Aetna P&C method of recording certain net written premiums to the method employed by Travelers Indemnity and its subsidiaries (Travelers P&C). This increase was offset in part by the highly competitive conditions in the marketplace and the Company's continued disciplined approach to underwriting and risk management. Net written premiums in 1996 of $4.062 billion increased $1.753 billion from $2.309 billion in 1995, reflecting the acquisition of Aetna P&C.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Lines net written premiums totaled $4.757 billion in 1997, up $89 million from $4.668 billion in 1996, which was down $476 million from $5.144 billion in 1995. The 1997 increase was attributable to the change to conform the Aetna P&C method with the Travelers P&C method of recording net written premiums, partially offset by the highly competitive marketplace and the Company's disciplined approach to underwriting and risk management. The 1996 decrease reflected the highly competitive marketplace and the Company's selective underwriting.

Fee income was $365 million, $392 million and $432 million in 1997, 1996 and 1995, respectively. The decreases in fee income were the result of the depopulation of involuntary pools as the loss experience of workers' compensation improved and insureds moved to voluntary markets and the Company's continued success in lowering workers' compensation losses of service customers, partially offset by the Company writing more service fee-based product versus premium-based product.

National Accounts works with national brokers and regional agents providing insurance coverages and services, primarily workers' compensation, mainly to large corporations. National Accounts also includes the alternative market business which sells claims and policy management services to workers' compensation and automobile assigned risk plans, self-insurance pools throughout the United States and to niche voluntary markets. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), National Accounts net written premiums of $657 million in 1997 decreased $195 million from 1996. Net written premiums of $852 million in 1996 decreased $340 million from 1995. The 1997 decrease was primarily due to a decrease in the Company's level of involuntary pool participation, National Accounts writing less premium-based product versus service fee-based product, the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. The 1996 decrease reflected the Company's selective renewal activity and the highly competitive marketplace.

National Accounts new business in 1997 was significantly higher than in 1996 reflecting continued product development efforts, especially in workers' compensation managed care programs. National Accounts business retention ratio was also significantly higher in 1997 than in 1996, reflecting the Company's continued focus on retaining profitable business. National Accounts new business in 1996 was significantly lower than in 1995 despite the Aetna P&C acquisition, and was due to the highly competitive marketplace. National Accounts business retention ratio in 1996 was moderately lower than in 1995 and reflected the Company's selective renewal activity and the highly competitive marketplace.

Commercial Accounts serves mid-sized businesses through a network of independent agents and brokers. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Accounts net written premiums of $1.986 billion in 1997 were $261 million above 1996 premium levels, which were $137 million below 1995 premium levels. The increase in 1997 reflected a $127 million adjustment due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums and the continued growth through programs designed to leverage underwriting experience in specific industries, partially offset by the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. The decrease in 1996 in net written premiums was due to the highly competitive marketplace, the Company's selective underwriting and the continued softness in guaranteed cost pricing.

In 1997, new business in Commercial Accounts significantly improved compared to 1996, reflecting continued growth in programs designed to leverage underwriting experience in specific industries. The Commercial Accounts business retention ratio in 1997 significantly improved compared to 1996. Commercial Accounts continues to focus on the retention of existing business while maintaining its product pricing standards and its selective underwriting policy. For 1996, new business in Commercial Accounts was significantly higher than in 1995. The 1996 increase in new business was due to the acquisition of Aetna P&C. The Commercial Accounts business retention ratio in 1996 was virtually the same as in 1995 and reflected Commercial Accounts selective underwriting policy.

Select Accounts serves small businesses through a network of independent agents. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Select Accounts net written premiums of $1.432 billion for 1997 were $20 million higher than 1996. This increase reflected a $15 million adjustment due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums and the continued benefit from the broader industry and product line expertise of the combined company, partially offset by the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. Select Accounts net written premiums of $1.412 billion for 1996 were $54 million lower than 1995. This decrease reflected the highly competitive marketplace and the Company's selective underwriting.

New premium business in Select Accounts was moderately higher in 1997 than in 1996 reflecting an increase due to the acquisition of Aetna P&C, partially offset by a decrease due to the competitive marketplace. The Select Accounts business retention ratio remains very strong in 1997 and was moderately higher than in 1996, reflecting the Company's focus on retaining profitable business. New premium business in Select Accounts was significantly higher in 1996 than in 1995 due to the acquisition of Aetna P&C. The Select Accounts business retention ratio was moderately higher in 1996 than in 1995 reflecting the industry and product line expertise of the combined company.

Specialty Accounts markets products to national, midsize and small customers, including individuals, and distributes them through both wholesale brokers and retail agents and brokers throughout the United States. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Specialty Accounts net written premiums of $682 million in 1997 were $3 million higher than 1996, which was $55 million above 1995. The 1997 increase compared to 1996 was due to increased writings of its excess and surplus lines business, partially offset by lower directors' and officers' liability insurance writings due to the termination of an exclusive arrangement with a managing general agent. The 1996 increase compared to 1995 was due to increases in directors' and officers' liability insurance and errors and omissions coverages.

Commercial Lines claims and expenses of $5.233 billion in 1997 decreased $59 million from 1996, and increased $2.646 billion in 1996 compared to 1995. The 1997 decrease was primarily attributable to the net acquisition-related charges of $697 million associated with the acquisition of Aetna P&C in 1996, expense savings in 1997 and cost efficiencies in operations and in competitive workers' compensation managed care delivery programs, mostly offset by the inclusion in 1997 of Aetna P&C for the entire year compared to only nine months in 1996. The 1996 increase was primarily attributable to the acquisition of Aetna P&C and the net acquisition-related charges of $697 million recorded during the second and fourth quarters of 1996, offset in part by benefits from expense reduction initiatives associated with the integration of Aetna P&C and cost efficiencies in operations and in competitive workers' compensation managed care delivery programs.

Catastrophe losses, net of tax and reinsurance, were $5 million, $31 million and $7 million in 1997, 1996 and 1995, respectively. The 1997 catastrophe losses were primarily due to tornadoes in the Midwest in the first quarter. Catastrophe losses in 1996 were primarily due to Hurricane Fran and December storms on the West Coast.

Statutory and GAAP combined ratios for Commercial Lines were as follows:

                                                                1997        1996      1995
                                                                ----        ----      ----
STATUTORY:
     Loss and LAE ratio.....................................    78.4%       96.2%     80.6%
     Underwriting expense ratio.............................    30.6        32.7      24.4
     Combined ratio before policyholder dividends...........   109.0       128.9     105.0
     Combined ratio.........................................   111.0       129.6     106.3

GAAP:
     Loss and LAE ratio.....................................    78.3%       92.8%     79.6%
     Underwriting expense ratio.............................    30.4        36.1      25.2
     Combined ratio before policyholder dividends...........   108.7       128.9     104.8
     Combined ratio.........................................   109.9       129.9     106.1

GAAP combined ratios for Commercial Lines differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only. In 1996, the net deferral for GAAP was offset by certain 1996 purchase accounting adjustments recorded in connection with the Aetna P&C acquisition which adjustments resulted in a charge to statutory expenses.

The decreases in the 1997 statutory and GAAP combined ratios for Commercial Lines compared to 1996 were primarily attributable to the 1996 charges related to the acquisition and integration of Aetna P&C. Excluding these amounts, the statutory and GAAP combined ratios before policyholder dividends for 1996 would have been 110.0% and 111.3%, respectively. The decrease in the 1997 statutory and GAAP combined ratios compared to the 1996 statutory and GAAP combined ratios excluding acquisition-related charges was due to lower catastrophe losses and reduced expenses, partially offset by the post-acquisition results of operations for the entire year compared to only nine months in 1996. Aetna P&C has historically had a higher underwriting expense ratio, partially offset by a lower loss ratio, which reflected the mix of business including the favorable effect of the lower loss ratio of the Bond Specialty business. The increase in the 1996 statutory and GAAP combined ratios excluding acquisition-related charges compared to the 1995 statutory and GAAP combined ratios was primarily due to the inclusion in 1996 of Aetna P&C's results.

PERSONAL LINES
(in millions)                                  1997          1996          1995
                                               ----          ----          ----
Revenues................................. $   3,341     $   2,685     $   1,481
Net income............................... $     413     $     282     $     107

Net income of $413 million in 1997 increased $131 million from $282 million in 1996, which increased $175 million from $107 million in 1995. The 1997 increase primarily reflected the inclusion in 1997 of Aetna P&C for the entire year compared to only nine months in 1996, lower catastrophe losses, an increase in favorable prior year reserve development of $40 million primarily in the automobile bodily injury line and production-related growth, partially offset by investments in service centers and market expansions. The 1996 increase was primarily attributable to the post-acquisition results of operations of Aetna P&C (including a $30 million benefit principally resulting from a review of Aetna P&C reserves), as well as approximately $70 million of favorable prior year reserve development primarily in the automobile bodily injury line, the continued benefit of expense reduction initiatives and higher net investment income.

Revenues were $3.341 billion in 1997 compared to $2.685 billion in 1996 and $1.481 billion in 1995. The 1997 increase compared to 1996 primarily reflected higher net investment income, and to a lesser extent, lower ceded premiums due to a change in a reinsurance arrangement in January 1997, growth in target markets served by independent agents and growth in affinity marketing, joint marketing arrangements and TRAVELERS SECURE(R). The 1996 increase compared to 1995 reflected growth in sales in targeted markets, partially offset by reductions due to catastrophe management strategies. The 1997 and 1996 increases also reflect the inclusion of Aetna P&C for twelve months in 1997 and nine months in 1996.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Personal Lines net written premiums in 1997 totaled $3.074 billion compared to $2.675 billion in 1996 and $2.543 billion in 1995. The 1997 increase compared to 1996 primarily reflected lower ceded premiums due to a change in a reinsurance arrangement in January 1997, growth in sales in targeted markets served by independent agents and growth in affinity marketing, joint marketing arrangements and TRAVELERS SECURE(R). Business retention continued to be strong. The 1996 increase compared to 1995 was due to the continued growth in targeted automobile and homeowners markets, partially offset by reductions due to catastrophe management strategies.

Personal Lines claims and expenses of $2.724 billion in 1997 increased $457 million from 1996. This increase was primarily attributable to higher production-related expenses associated with the growth in premiums, partially offset by lower catastrophe losses and favorable prior year reserve development in the automobile bodily injury line in 1997. The increase also reflects the post-acquisition results of operations for the entire year compared to only nine months in 1996. Claims and expenses of $2.267 billion in 1996 increased $932 million from 1995. This increase was primarily attributable to the acquisition of Aetna P&C, partially offset by favorable prior year reserve development primarily in the automobile bodily injury line in 1996 and the continued benefit of expense reduction initiatives.

Included in 1997 are after-tax catastrophe losses, net of reinsurance, of $10 million compared to $58 million in 1996 and $12 million in 1995. Catastrophe losses in 1996 were primarily due to Hurricane Fran, severe first quarter winter storms and second quarter hail and wind storms.

Statutory and GAAP combined ratios for Personal Lines were as follows:

                                                     1997             1996              1995
                                                     ----             ----              ----
STATUTORY:
     Loss and LAE ratio...........................   63.5%            68.7%             74.5%
     Underwriting expense ratio...................   28.7             28.9              29.9
     Combined ratio...............................   92.2             97.6             104.4

GAAP:
     Loss and LAE ratio...........................   63.5%            68.8%             74.5%
     Underwriting expense ratio...................   28.3             28.3              29.1
     Combined ratio...............................   91.8             97.1             103.6

GAAP combined ratios for Personal Lines differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only. In addition, certain 1996 purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulted in a charge to statutory expenses.

The 1996 statutory and GAAP combined ratios for Personal Lines included a benefit resulting from the Company's review of reserves associated with the acquisition of Aetna P&C. Excluding this item, the 1996 statutory and GAAP combined ratios were 100.1% and 99.7%, respectively. The decrease in the 1997 statutory and GAAP combined ratios compared to the 1996 statutory and GAAP combined ratios excluding this item was due to lower catastrophe losses and favorable prior year reserve development, primarily in the automobile bodily injury line. The decrease in the 1996 statutory and GAAP combined ratios excluding this item compared to the 1995 statutory and GAAP combined ratios was predominantly due to favorable prior year reserve development, partially offset by higher catastrophe losses.

CORPORATE AND OTHER
(in millions)                                      1997        1996         1995
                                                   ----        ----         ----
Revenues.....................................  $     13      $   15      $    18
Net loss.....................................  $   (123)     $  (88)     $   (17)

The primary component of net loss for 1997 and 1996 was after-tax interest expense of $106 million and $77 million, respectively, reflecting financing costs associated with the acquisition of Aetna P&C.

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

The Company's reserves for environmental claims are not established on a claim-by-claim basis. An aggregate bulk reserve is carried for all of the Company's environmental claims that are in the dispute process, until the dispute is resolved. This bulk reserve is established and adjusted based upon the aggregate volume of in-process environmental claims and the Company's experience in resolving such claims. At December 31, 1997, approximately 17% of the net environmental loss reserve (i.e., approximately $192 million) consists of case reserve for resolved claims. The balance, approximately 83% of the net aggregate reserve (i.e., approximately $927 million), is carried in a bulk reserve and includes incurred but not reported environmental claims for which the Company has not received any specific claims.

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

The reserving methodology includes an analysis by the Company of the exposure presented by each insured and the anticipated cost of resolution, if any, for each insured. This analysis is completed by the Company on a quarterly basis. In the course of its analysis, an assessment of the probable liability, available coverage, judicial interpretations and historical value of similar exposures is considered by the Company. In addition, due consideration is given to the many variables presented, such as the nature of the alleged activities of the insured at each site; the allegations of environmental damage at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at a site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between the Company and the insured; the identification of other insurers; the potential coverage available, if any, including the number of years of coverage, if any; and the applicable law in each jurisdiction. Analysis of these and other factors, including the potential for future claims, results in the establishment of the bulk reserve.

The following table displays activity for environmental losses and loss expenses and reserves for 1997, 1996 and 1995.

ENVIRONMENTAL LOSSES
(in millions)                                       1997             1996              1995
                                                    ----             ----              ----
Beginning reserves:
   Direct....................................  $   1,369        $     454         $     449
   Ceded.....................................       (127)             (50)               (8)
                                               ---------        ---------         ---------
     Net.....................................      1,242              404               441

Acquisition of Aetna P&C:
   Direct....................................          -              968                 -
   Ceded.....................................          -              (39)                -

Incurred losses and loss expenses:
   Direct....................................         79              114               117
   Ceded.....................................        (14)             (52)              (61)

Losses paid:
   Direct ...................................        271              167               145
   Ceded.....................................        (67)             (14)              (22)

Other:
   Direct....................................         16                -                33
   Ceded.....................................          -                -                (3)
                                               ---------        ---------         ---------
Ending reserves:
   Direct....................................      1,193            1,369               454
   Ceded.....................................        (74)            (127)              (50)
                                               ---------        ---------         ---------
     Net.....................................  $   1,119        $   1,242         $     404
                                               =========        =========         =========

In the above table, "Other" represents reallocation of certain general liability reserves to environmental reserves in 1997 and the termination in 1995 of certain agreements with The Travelers Insurance Group Inc. (TIGI) whereby TIGI had assumed certain reserves from the Company.

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

The property and casualty insurance industry does not have a standard method of calculating claim activity for environmental losses. Generally for Superfund remediation type environmental claims, the Company establishes a claim file for each insured on a per site, per claimant basis. If there is more than one claimant such as a federal and a state agency, this method will result in two claims being set up for a policyholder at that one site. The Company adheres to this method of calculating claim activity on all environmental-related claims, whether such claims are tendered on primary, excess or umbrella policies. Since the implementation of the claim system conversion in 1997, the Company's method of establishing claims in the foregoing manner now applies to claims tendered under the Travelers P&C and Aetna P&C policies.

In addition, the Company establishes claim files for bodily injury or property damage environmental claims brought by individual claimants who allege injury or damage as a result of the discharge of wastes or pollutants. As it pertains to such claims tendered on policies issued by Travelers P&C, the Company establishes a claim file on a per claim, per insured, per site basis. For example, if one hundred claimants file a lawsuit against five policyholders alleging bodily injury and property damage as a result of the discharge of wastes or pollutants, one thousand claims (five hundred for the bodily injury claims and five hundred for the property damage claims) would be established.

As it pertains to bodily injury and property damage claims tendered on Aetna P&C policies, the Company's claim system conversion has not been completed to permit the establishment of such claims in a manner consistent with the establishment of Travelers P&C bodily injury and property damage claims. As it pertains to such claims tendered on policies issued by Aetna P&C, the Company currently establishes a claim file on a per insured, per site basis. For example, if one hundred claimants file a lawsuit against five policyholders alleging bodily injury and property damage as a result of the discharge of wastes or pollutants, five claims would be established for all the bodily injury claims and five claims would be established for all of the property damage claims.

As of December 31, 1997, calculated as described above, the Company had approximately 40,300 pending environmental-related claims tendered by 1,400 active policyholders. Of the total pending environmental-related claims, 29,800 claims relate to Travelers P&C policies tendered by 569 policyholders and 10,500 claims relate to Aetna P&C policies tendered by 961 policyholders. Approximately 130 of these Aetna P&C policyholders are also included in the 569 Travelers P&C policyholders' count. The pending environmental-related claims represent federal or state EPA-type claims as well as plaintiffs' claims alleging bodily injury and property damage due to the discharge of waste or pollutants.

To date, the Company generally has been successful in resolving its coverage litigation and continues to reduce its potential exposure through favorable settlements with certain insureds. These settlement agreements with certain insureds are based on the variables presented in each piece of coverage litigation. Generally the settlement dollars paid in disputed coverage claims are a percentage of the total coverage sought by such insureds. Based upon the Company's reserving methodology and the experience of its historical resolution of environmental exposures, it believes that the environmental reserve position is appropriate. As of December 31, 1997, the Company, for approximately $1.16 billion, has resolved the environmental liabilities presented by 3,931 of the 5,331 policyholders who have tendered environmental claims to the Company. This resolution comprises 74% of the policyholders who have tendered such claims. The Company has reserves of approximately $800 million included in its bulk reserve relating to the remaining 1,400 policyholders (26% of the total) with unresolved environmental claims, as well as for any other policyholder that may tender an environmental claim in the future.

ASBESTOS CLAIMS

In the area of asbestos claims, the Company believes that the property and casualty insurance industry has suffered from judicial interpretations that have attempted to maximize insurance availability from both a coverage and liability standpoint far beyond the intent of the contracting parties. These policies generally were issued prior to the 1980s. The Company continues to receive asbestos claims alleging insureds' liability from claimants' asbestos-related injuries. These claims, when submitted, rarely indicate the monetary amount being sought by the claimant from the insured and the Company does not keep track of the monetary amount being sought in those few claims that indicated such a monetary amount. Originally the cases involved mainly plant workers and traditional asbestos manufacturers and distributors. However, in the mid-1980s, a new group of plaintiffs, whose exposure to asbestos was less direct and whose injuries were often speculative, began to file lawsuits in increasing numbers against the traditional defendants as well as peripheral defendants who had produced products that may have contained small amounts of some form of encapsulated asbestos. These claims continue to arise and on an individual basis generally involve smaller companies with smaller limits of potential coverage. Also, there has emerged a group of non-product claims by plaintiffs, mostly independent labor union workers, mainly against companies, alleging exposure to asbestos while working at these companies' premises. The Company continues to receive this type of asbestos claim.

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

At December 31, 1997, approximately 24% of the net aggregate reserve (i.e., approximately $266 million) is for pending asbestos claims. The balance, approximately 76% (i.e., approximately $848 million) of the net asbestos reserve, represents incurred but not reported losses for which the Company has not received any specific claims.

The following table displays activity for asbestos losses and loss expenses and reserves for 1997, 1996 and 1995. In general, the Company posts case reserves for pending asbestos claims within approximately 30 business days of receipt of such claims.

ASBESTOS LOSSES
(in millions)                                       1997             1996              1995
                                                    ----             ----              ----
Beginning reserves:
   Direct.....................................  $  1,443        $     695         $     614
   Ceded......................................      (370)            (293)             (278)
                                                --------        ---------         ---------
     Net......................................     1,073              402               336

Acquisition of Aetna P&C:
   Direct.....................................         -              801                 -
   Ceded......................................         -             (121)                -

Incurred losses and loss expenses:
   Direct.....................................        87              120               109
   Ceded......................................       (18)             (35)              (66)

Losses paid:
   Direct ....................................       174              173               116
   Ceded......................................      (140)             (79)              (92)

Other:
   Direct.....................................         7                -                88
   Ceded......................................        (1)               -               (41)
                                                --------        ---------         ---------
Ending reserves:
   Direct.....................................     1,363            1,443               695
   Ceded......................................      (249)            (370)             (293)
                                                --------        ---------         ---------
     Net......................................  $  1,114        $   1,073         $     402
                                                ========        =========         =========

In the above table, "Other" represents reallocation of certain reserves to asbestos reserves in 1997 and the termination in 1995 of certain agreements with TIGI whereby TIGI had assumed certain reserves from the Company.

In 1997, the Company reached an agreement to settle the arbitration with underwriters at Lloyd's of London (Lloyd's) and certain London companies in New York State to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involved the ability of the Company to aggregate asbestos claims under a market agreement between Lloyd's and the Company or under the applicable reinsurance treaties. This agreement had no impact on earnings.

UNCERTAINTY REGARDING ADEQUACY OF ENVIRONMENTAL AND ASBESTOS RESERVES

It is difficult to estimate the reserves for environmental and asbestos-related claims due to the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties. Conventional actuarial techniques are not used to estimate such reserves.

For environmental claims, the Company estimates its financial exposure and establishes reserves based upon an analysis of its historical claim experience and the facts of the individual underlying claims. The unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim, as previously discussed.

The following factors are evaluated in projecting the ultimate reserve for asbestos-related claims: available insurance coverage; limits and deductibles; an analysis of each policyholder's potential liability; jurisdictional involvement; past and projected future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance; and applicable coverage defenses, if any. Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for a policyholder by policy year, a ceded projection is calculated based on any applicable facultative and treaty reinsurance, and past ceded experience. In addition, a similar review is conducted for asbestos property damage claims. However, due to the relatively minor claim volume, these reserves have remained at a constant level.

As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1997 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations and changes in Superfund and other legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

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

Due to claimants' allegations of long-term bodily injury in CIOTA claims, numerous complex issues regarding such claims are presented. The claimants' theories of liability must be evaluated, evidence pertaining to a causal link between injury and exposure to a substance must be reviewed, the potential role of other causes of injury must be analyzed, the liability of other defendants must be explored, an assessment of a claimant's damages must be made and the law of the jurisdiction must be applied. In addition, the Company must review the number of policies issued by the Company to the insured and whether such policies are triggered by the allegations, the terms and limits of liability of such policies, the obligations of other insurers to respond to the claim, and the applicable law in each jurisdiction.

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

Prior to the acquisition, Aetna P&C did not distinguish CIOTA from other general liability claims or treat CIOTA claims as a special class of claims. In addition, there were substantial differences in claim approach and resolution between the Company and Aetna P&C regarding CIOTA claims. During the second quarter of 1996, the Company completed its review of Aetna P&C's exposure to CIOTA claims in order to determine an appropriate level of reserves using the Company's approach as described above. Based on the results of that review, the Company's general liability insurance reserves were increased by $360 million, net of reinsurance ($234 million after tax).

At December 31, 1997, approximately 18% of the net aggregate reserve (i.e., approximately $195 million) is for pending CIOTA claims. The balance, approximately 82% (i.e., approximately $893 million) of the net CIOTA reserve, represents incurred but not reported losses for which the Company has not received any specific claims.

The following table displays activity for CIOTA losses and loss expenses and reserves for 1997, 1996 and 1995. In general, the Company posts case reserves for pending CIOTA claims within approximately 30 business days of receipt of such claims.

CIOTA LOSSES
(in millions)                                       1997             1996            1995
                                                    ----             ----            ----
Beginning reserves:
   Direct...................................   $   1,560        $     374       $     355
   Ceded....................................        (446)               -               -
                                               ---------        ---------       ---------
     Net....................................       1,114              374             355

Acquisition of Aetna P&C:
   Direct...................................           -              709               -
   Ceded....................................           -             (293)              -

Incurred losses and loss expenses:
   Direct...................................          32              565              21
   Ceded....................................          (6)            (155)              -

Losses paid:
   Direct ..................................          72               88              22
   Ceded....................................         (20)              (2)              -

Other:
   Direct...................................           -                -              20
   Ceded....................................           -                -               -
                                               ---------        ---------       ---------
Ending reserves:
   Direct...................................       1,520            1,560             374
   Ceded....................................        (432)            (446)              -
                                               ---------        ---------       ---------
     Net....................................   $   1,088        $   1,114       $     374
                                               =========        =========       =========

In the above table, "Other" represents the termination in 1995 of certain agreements with TIGI whereby TIGI had assumed certain reserves from the Company.

INVESTMENT PORTFOLIO

At December 31, 1997, the carrying value of the Company's investment portfolio was $31.0 billion, representing 61% of total assets of $50.7 billion. The average yield (excluding realized and unrealized investment gains) was 7.4%, 7.0% and 6.2% for the years ended December 31, 1997, 1996 and 1995, respectively. Because the primary purpose of the investment portfolio is to fund future claims payments, the Company employs a conservative investment philosophy. The Company's fixed maturity portfolio at December 31, 1997 totaled $27.2 billion, comprised of $25.2 billion of publicly traded fixed maturities and $2.0 billion of private fixed maturities. The weighted average quality ratings of the Company's publicly traded fixed maturity portfolio and private fixed maturity portfolio at December 31, 1997 were Aa3 and A3, respectively. Included in the fixed maturity portfolio at such date was approximately $832 million of below investment grade securities. The average duration of the fixed maturity portfolio, including short-term investments, was 5.2 years at such date.

The following table sets forth the Company's combined fixed maturity investment portfolio classified by Moody's Investor's Service Inc. ratings as of December 31, 1997:

                                                                          PERCENT OF
(in millions)                                CARRYING VALUE          TOTAL CARRYING VALUE
                                             --------------          --------------------
QUALITY RATING:
   Aaa....................................   $    12,054                     44.3%
   Aa.....................................         4,696                     17.3
   A......................................         6,042                     22.2
   Baa....................................         3,564                     13.1
                                             -----------                    -----
   Total investment grade.................        26,356                     96.9
   Non-investment grade...................           832                      3.1
                                             -----------                    -----
Total fixed maturity investments..........   $    27,188                    100.0%
                                             ===========                    =====

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

At December 31, 1997, the Company held CMOs with a market value of $2.2 billion. Approximately 77% of CMO holdings were fully collateralized by GNMA, FNMA or FHLMC securities at such date, and the balance were fully collateralized by portfolios of individual mortgage loans. In addition, the Company held $2.6 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1997. Virtually all of these securities were rated Aaa.

DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of the Company's primary market risk exposures and how those exposures are currently managed as of December 31, 1997. The Company's market risk sensitive instruments are entered into for purposes other than trading.

The carrying value of the Company's investment portfolio as of December 31, 1997 was $31.0 billion, 88% of which is invested in fixed maturity securities. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. The Company's exposure to equity price risk and foreign exchange risk is not significant. The Company has no direct commodity risk.

For fixed maturity securities, short-term liquidity needs and the potential liquidity needs of the business are key factors in managing the portfolio. The portfolio duration relative to the liabilities' duration is primarily managed through cash market transactions. For additional information regarding the Company's objectives and strategies pertaining to the investment portfolio, see the Investment Portfolio section of this management's discussion and analysis (MD&A).

For the Company's investment portfolio, there were no significant changes in the Company's primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 1996. The Company does not anticipate significant changes in the Company's primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

The primary market risk for all of the Company's long-term debt and mandatorily redeemable preferred securities of subsidiary trusts (trust preferred securities) is interest rate risk at the time of refinancing. All of the Company's fixed rate debt is non-redeemable and the fixed rate trust securities are not redeemable until April 30, 2001 at the earliest. The Company will continue to monitor the interest rate environment and to evaluate refinancing opportunities as the maturity/redemption date is approached. For additional information regarding the Company's long-term debt and trust preferred securities see Notes 7 and 9 of Notes to Consolidated Financial Statements and the Liquidity and Capital Resources section of this MD&A.

Sensitivity Analysis

Sensitivity analysis is defined as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In the Company's sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible near-term changes in those rates. The term "near term" means a period of time going forward up to one year from the date of the consolidated financial statements.

In this sensitivity analysis model, the Company uses fair values to measure its potential loss. The sensitivity analysis model includes the following financial instruments: fixed maturities, interest-bearing non-redeemable preferred stocks, mortgage loans, short-term securities, cash, investment income accrued, commercial paper, long-term debt, fixed rate trust preferred securities and derivative financial instruments. The primary market risk to the Company's market sensitive instruments is interest rate risk. The sensitivity analysis model uses a 100 basis point change in interest rates to measure the hypothetical change in fair value of financial instruments included in the model.

For invested assets, duration modeling is used to calculate changes in fair values. Durations on invested assets are adjusted for call, put and interest rate reset features. Duration on tax exempt securities is adjusted for the fact that the yield on such securities is less sensitive to changes in interest rates compared to Treasury securities. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of December 31, 1997.

For long-term debt and fixed rate trust preferred securities, the change in fair value is determined by calculating hypothetical December 31, 1997 ending prices based on yields adjusted to reflect a 100 basis point change, comparing such hypothetical ending prices to actual ending prices, and multiplying the difference by the par or shares outstanding.

The sensitivity analysis model used by the Company produces a loss in fair value of market sensitive instruments of $1.250 billion based on a 100 basis point increase in interest rates as of December 31, 1997. This loss value only reflects the impact of an interest rate increase on the fair value of the Company's financial instruments, which constitute approximately 59% of total assets and approximately 5% of total liabilities. As a result, the loss value excludes a significant portion of the Company's consolidated balance sheet which would materially mitigate the impact of the loss in fair value associated with a 100 basis point increase in interest rates.

For example, certain non-financial instruments, primarily insurance accounts for which the fixed maturity portfolio's primary purpose is to fund future claims payments related thereto, are not reflected in the development of the above loss value. These non-financial instruments include premium balances receivable, reinsurance recoverables, claims and claim adjustment expense reserves and unearned premium reserves. The Company's sensitivity model also calculates a potential loss in fair value with the inclusion of these non-financial instruments. For non-financial instruments, changes in fair value are determined by calculating the present value of the estimated cash flows associated with such instruments using risk-free rates as of December 31, 1997, calculating the resulting duration, then using that duration to determine the change in value for a 100 basis point change.

Based on the sensitivity analysis model used by the Company, the loss in fair value of market sensitive instruments, including these non-financial instruments, as a result of a 100 basis point increase in interest rates as of December 31, 1997 is not material.

OUTLOOK

A variety of factors continue to affect the property and casualty insurance market and the Company's core business outlook, including the competitive pressures affecting pricing and profitability, inflation in the cost of medical care and litigation.

Commercial Lines operating results for 1997 reflected the negative impact of pricing declines in all markets. This trend in market conditions, characterized by difficult pricing and increased competition, continued from prior years.

In National Accounts, where the majority of products are loss-sensitive retrospectively rated or high deductible policies, pricing declines have been the most severe. This business continues to reflect the negative impact of price declines as evidenced by the decrease in premium and fee levels and, more importantly, in the narrowing of profit margins earned on this business. Additionally, there has been an increasing trend in this marketplace for guaranteed cost products at what the Company believes are inadequate price levels.

For Commercial Accounts and Select Accounts, the highly competitive marketplace and soft underwriting cycle continue to pressure the pricing of guaranteed cost products. Premiums on this business continue to reflect price declines, and have not kept pace with loss cost inflation in recent years. The impact of this negative trend in market conditions and resultant price declines has been partially offset by a continued disciplined approach to underwriting and risk management by the Company. The Company's focus is to retain existing profitable business and obtain new accounts where it can maintain its selective underwriting policy. The Company continues to adhere to strict guidelines to maintain high quality underwriting and to focus on its core product lines and markets, with particular emphasis on both product and industry specialization.

Specialty Accounts also operates within a highly competitive marketplace characterized by pressure on both price and terms. The Company's focus in this market is to sustain its emphasis on strict adherence to underwriting standards and to increase its efforts to cross-sell its expanding array of specialty products to existing customers of National Accounts, Commercial Accounts and Select Accounts where it believes it has the greatest sales and profit opportunities.

The combination of price declines associated with the highly competitive marketplace and the Company's selective underwriting criteria has had an adverse impact on premium and fee levels during the past several years. If the competitive pressures on pricing do not improve in 1998, these factors may continue to affect premium and fee levels unfavorably. The Company believes that the competitive pricing environment for Commercial Lines is not likely to improve in 1998.

Personal Lines strategy includes the control of operating expenses to improve competitiveness and profitability, growth in sales through independent agents, and continued expansion of alternative marketing channels to broaden its distribution of personal lines products. Personal Lines is expanding its product capabilities, including nonstandard auto coverages, in conjunction with this growth strategy. In addition, Personal Lines continues to take action to reduce its exposure to catastrophe losses, including limiting the writing of new homeowners business and selectively non-renewing existing homeowners business in certain markets, tightening underwriting standards and implementing price increases in certain hurricane-prone areas, subject to restrictions imposed by insurance regulatory authorities.

The property and casualty insurance industry in the United States continues to consolidate. The Company's strategic objectives are to enhance its position as a consistently profitable market leader and to become a low-cost provider of property and casualty insurance in the United States, as the industry consolidates.

In relation to the Company's objective of being a low-cost provider of property and casualty insurance, cost reductions and enhanced productivity efforts are expected to continue. These efforts include reducing overhead expenses, completing the integration of Aetna P&C to make it more consistent with the decentralized, streamlined structure of the Company, and improving claims expense control. The Company has reached its objective of achieving $300 million in annual cost savings in the first two years after the acquisition of Aetna P&C.

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

Net cash flows are generally invested in marketable securities. The Company closely monitors the duration of these investments, and investment purchases and sales are executed with the objective of having adequate funds available to satisfy the Company's maturing liabilities. As the Company's investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations and/or rebalance asset portfolios. The Company's invested assets at December 31, 1997 totaled $31.0 billion and consisted primarily of highly liquid public debt securities of $25.2 billion, private debt securities of $2.0 billion, equity securities of $1.0 billion, mortgage loans and real estate of $786 million, short-term investments of $1.4 billion and other investments of $574 million.

Cash flow needs at TAP include stockholder dividends and debt service. TAP meets its cash flow needs primarily through dividends from operating subsidiaries. In addition, TAP currently has available to it a $200 million line of credit for working capital and other general corporate purposes from a subsidiary of Travelers Group. The lender has no obligation to make any loan to TAP under this line of credit. Also, the Company will continue to be able to make borrowings under a $500 million Credit Facility with a syndicate of banks, which expires in December 2001, none of which is currently utilized. Under the Credit Facility, TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1997, this requirement was exceeded by approximately $3.4 billion. In addition, the Credit Facility places restrictions on the amount of consolidated debt TAP can incur. If the Company had borrowings under the Credit Facility, the interest rate would be based upon LIBOR plus a negotiated margin. TAP compensates the banks for the Credit Facility through commitment fees. TAP also issues commercial paper directly to investors and maintains unused credit availability under the Credit Facility at least equal to the amount of commercial paper outstanding. At December 31, 1997, TAP had $108 million outstanding under its commercial paper program.

As more fully described in Note 2 of Notes to Consolidated Financial Statements, on April 24, 1996 TAP sold in a public offering $500 million of 6-3/4% Notes due April 15, 2001 and $200 million of 7-3/4% Notes due April 15, 2026, in connection with the acquisition of Aetna P&C. During the remainder of 1996, TAP also sold $200 million of 6-3/4% Notes due September 1, 1999, $200 million of 6-1/4% Notes due October 1, 1999 and $150 million of 6-3/4% Notes due November 15, 2006. At December 31, 1997, TAP had issued a total of $1.25 billion of, and had $750 million available for, debt offerings under its shelf registration statement.

Because the principal operating subsidiaries of the Company are Connecticut insurance companies, the amount of dividends that each entity may pay to the parent company is restricted. The insurance holding company law of Connecticut requires notice to, and approval by, the state insurance commissioner for the declaration or payment of any dividend that together with other distributions made within the preceding twelve months exceeds the greater of (i) 10% of the insurer's surplus or (ii) the insurer's net income for the twelve-month period ended the preceding December 31st, in each case determined in accordance with statutory accounting practices. Such declaration or payment is further limited by adjusted unassigned funds (surplus), as determined in accordance with statutory accounting practices. The insurance holding company laws of other states in which the Company's subsidiaries are domiciled generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. In 1998, dividend payments to TAP from its insurance subsidiaries are limited to $805 million without prior approval of the Connecticut Insurance Department.

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

In 1996, the Company began the process of identifying, evaluating and implementing changes to computer programs necessary to address the year 2000 issue. This issue involves the ability of computer systems that have time-sensitive programs to properly recognize the year 2000. The inability to do so could result in major failures or miscalculations. The Company has a comprehensive plan in progress to address its internal year 2000 issue with modifications to existing programs and conversions to new programs to bring all its critical business systems into year 2000 compliance by year-end 1998. The total cost associated with the required modifications and conversions, which are expensed as incurred, is not expected to have a material effect on its financial position, results of operations or liquidity. The Company also has third party customers, financial institutions, vendors and others with which it conducts business and has confirmed their plans to address year 2000 issues. While it is likely that these efforts by third party vendors and customers will be successfully completed in a timely manner, it is possible that a series of failures by third parties could have a material adverse effect on the Company's results of operations in future years.

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for property-casualty companies in December 1993, effective with reporting for 1994. The RBC requirements are to be used as early warning tools by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 1997, all of the Company's insurance subsidiaries had adjusted capital in excess of amounts requiring any regulatory action.

The Company has a net deferred tax asset of $1.3 billion at December 31, 1997 which relates to temporary differences that are expected to reverse as net ordinary deductions for tax purposes. The Company will have to generate approximately $3.8 billion of taxable income, before reversal of these temporary differences, primarily over the next 10 to 15 years, to realize the deferred tax asset. Management expects to realize the deferred tax asset based upon its expectation of future positive taxable income, after reversal of these deductible temporary differences, in the consolidated federal income tax return of Travelers Group. The taxable income of the consolidated return of Travelers Group, after reversal of the deductible temporary differences, is expected to be at least $3.3 billion annually.

Certain of the Company's loss reserves are for environmental and asbestos claims. The Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity. See the discussion of environmental and asbestos claims in this MD&A.

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

On June 23, 1997, the Company repurchased, in the aggregate, 6,600,102 shares of its Class A Common Stock held by Aetna, J.P. Morgan Capital Corporation, Fund American Enterprise Holdings, Inc. and The Trident Partnership, L.P. (collectively, the "Private Investors") for a total purchase price of approximately $240.8 million, representing a discount to the then current market price. The repurchases represented 20% of the holdings of each of the Private Investors. As part of the repurchase agreement, each of the Private Investors agreed to extend its contractual sale restrictions on 50% of the remaining shares held by the Private Investors for an additional period of approximately six months, to March 15, 1998. On July 24, 1996, TAP's Board of Directors had authorized the expenditure of up to $100 million for the repurchase of common stock. This transaction satisfied the Company's previously announced program to repurchase $100 million of its shares. During 1997 and 1996, the Company had previously repurchased in the open market 758,700 and 406,860 shares of its Class A Common Stock at an aggregate cost of $27 million and $13 million, respectively, under the repurchase program, which was terminated.

On October 24, 1997, the Company filed a registration statement covering 14,200,207 shares of Class A Common Stock (which included an over-allotment option for 1,000,000 shares) which were sold by the Private Investors. In order to permit the grant by the Private Investors to the underwriters in the offering of an over-allotment option to purchase up to an additional 1,000,000 shares in the aggregate, the Company waived the restricted period on such shares, the sale of which would otherwise be restricted until March 15, 1998. Except for underwriting commissions, all expenses incurred in connection with the sale were paid by the Company. The Company did not receive any proceeds from this sale of the Class A Common Stock. The sale represented approximately 54% of the remaining holdings of each of the Private Investors.

On January 28, 1998, the Company, through the Travelers Property Casualty Corp. Capital Accumulation Plan, reissued 763,654 shares of treasury stock in the form of restricted stock to participating officers and other key employees. In addition, on January 22, 1997, the Company issued 413,578 shares of the Company's Class A Common Stock and reissued 502,430 shares of treasury stock in the form of restricted stock to participating officers and other key employees. The fair market values per share of the 1998 and 1997 restricted stock awards were $43.71 and $37.58, respectively. The restricted stock generally vests after a three-year period. Except under limited circumstances, the stock cannot be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. Unearned compensation expense associated with the restricted stock grant represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period. At December 31, 1997, 3,083,992 shares were available for future grants under TAP's restricted stock plan.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

See Note 1 of Notes to Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Actual results may differ materially from those contemplated by the forward-looking statements. In particular, the information appearing in the section under the heading "Outlook" is forward-looking. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: changes in general economic conditions, including the performance of financial markets and interest rates; customer responsiveness to both new products and distribution channels; competitive, regulatory, or tax changes that affect the cost of or demand for the Company's products; and adverse litigation results.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)

For the Year Ended December 31,                     1997      1996       1995
                                                    ----      ----       ----
REVENUES
Premiums                                           $ 7,225   $ 6,028    $ 3,315
Net investment income                                2,051     1,656        710
Fee income                                             365       392        432
Realized investment gains                              169        18         71
Other revenues                                         101       103         41
                                                   -------   -------    -------
   Total revenues                                    9,911     8,197      4,569
                                                   -------   -------    -------

CLAIMS AND EXPENSES
Claims and claim adjustment expenses                 5,484     5,282      2,817
Amortization of deferred acquisition costs           1,127       906        512
Interest expense                                       163       118       --
General and administrative expenses                  1,385     1,404        689
                                                   -------   -------    -------
   Total claims and expenses                         8,159     7,710      4,018
                                                   -------   -------    -------
Income before federal income taxes                   1,752       487        551
                                                   -------   -------    -------
Federal income taxes:
  Current expense (benefit)                            422      (100)       160
  Deferred expense (benefit)                            94       196        (28)
                                                   -------   -------    -------
     Total federal income taxes                        516        96        132
                                                   -------   -------    -------
Net income                                         $ 1,236   $   391    $   419
                                                   =======   =======    =======
Net income per common share                        $  3.13   $  1.02    $  1.28
Net income per common share-assuming dilution      $  3.12   $  1.02    $  1.28
                                                   =======   =======    =======


                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                          (In millions, except shares)

At December 31,                                                                    1997        1996
                                                                                   ----        ----
ASSETS
Fixed maturities, available for sale at fair value (cost, $26,127 and $24,052)   $ 27,188    $ 24,446
Equity securities, at fair value (cost, $977 and $756)                              1,037         779
Mortgage loans                                                                        691       1,005
Real estate held for sale                                                              95         157
Short-term securities                                                               1,446       2,311
Other investments                                                                     574         666
                                                                                 --------    --------
         Total investments                                                         31,031      29,364
                                                                                 --------    --------
Cash                                                                                   47         106
Investment income accrued                                                             387         381
Premium balances receivable                                                         2,897       2,976
Reinsurance recoverables                                                            9,188       9,714
Deferred acquisition costs                                                            501         426
Deferred federal income taxes                                                       1,316       1,583
Contractholder receivables                                                          1,923       1,828
Goodwill                                                                            1,497       1,549
Other assets                                                                        1,895       1,852
                                                                                 --------    --------
         Total assets                                                            $ 50,682    $ 49,779
                                                                                 ========    ========

LIABILITIES
Claims and claim adjustment expense reserves                                     $ 30,324    $ 31,177
Unearned premium reserves                                                           3,867       3,554
Contractholder payables                                                             1,923       1,828
Commercial paper                                                                      108          25
Long-term debt                                                                      1,249       1,249
Other liabilities                                                                   4,534       4,566
                                                                                 --------    --------
         Total liabilities                                                         42,005      42,399
                                                                                 --------    --------
TAP-obligated mandatorily redeemable preferred securities of subsidiary
    trusts holding solely junior subordinated debt securities of TAP                  900         900
                                                                                 --------    --------
STOCKHOLDERS' EQUITY
Common stock:
  Class A, $.01 par value, 700 million shares authorized;
    (issued shares, 72,393,407 and 71,979,829)                                          1           1
  Class B, $.01 par value, 700 million shares authorized;
    328,020,170 shares issued and outstanding                                           3           3
Additional paid-in capital                                                          5,473       5,455
Retained earnings                                                                   1,866         749
Treasury stock, at cost (shares, 7,314,688 and 406,860)                              (266)        (13)
Unrealized gain on investment securities, net of tax                                  722         285
Unearned compensation                                                                 (22)         --
                                                                                 --------    --------
         Total stockholders' equity                                                 7,777       6,480
                                                                                 --------    --------
         Total liabilities and stockholders' equity                              $ 50,682    $ 49,779
                                                                                 ========    ========


                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                          (In millions, except shares)

                                                                                        SHARES (IN THOUSANDS)
For the Year Ended December 31,                1997        1996        1995        1997        1996          1995
                                               ----        ----        ----        ----        ----          ----
COMMON STOCK AND ADDITIONAL
   PAID-IN CAPITAL
Balance, beginning of year                   $  5,459    $  2,899    $  2,921     400,000         100         100
Capital Accumulation Plan grant                    18          --          --         414          --          --
Capitalization of Travelers
   Property Casualty Corp.                         --       2,560          --          --     399,900          --
Other                                              --          --         (22)         --          --          --
                                             --------    --------    --------     -------     -------         ---
Balance, end of year                            5,477       5,459       2,899     400,414     400,000         100
                                             --------    --------    --------     -------     -------         ---
RETAINED EARNINGS
Balance, beginning of year                        749         422         103
Net income                                      1,236         391         419
Dividends                                        (119)        (64)       (100)
                                             --------    --------    --------
Balance, end of year                            1,866         749         422
                                             --------    --------    --------
TREASURY STOCK (at cost)
Balance, beginning of year                        (13)         --          --        (407)         --          --
Capital Accumulation Plan grant,
   net of forfeitures                              15          --          --         449          --          --
Treasury stock acquired                          (268)        (13)         --      (7,359)       (407)         --
Other                                              --          --          --           2          --          --
                                             --------    --------    --------     -------     -------         ---
Balance, end of year                             (266)        (13)         --      (7,315)       (407)         --
                                             --------    --------    --------     -------     -------         ---
UNREALIZED GAIN (LOSS) ON
   INVESTMENT SECURITIES,
   NET OF TAX
Balance, beginning of year                        285         280        (443)
Net change in unrealized gains and losses
   on investment securities, net of tax           437           5         723
                                             --------    --------    --------
Balance, end of year                              722         285         280
                                             --------    --------    --------
UNEARNED COMPENSATION
Balance, beginning of year                         --          --          --
Issuance of restricted stock under Capital
   Accumulation Plan, net of forfeitures          (33)         --          --
Restricted stock amortization                      11          --          --
                                             --------    --------    --------
Balance, end of year                              (22)         --          --
                                             --------    --------    --------     -------     -------         ---
Total stockholders' equity
   and shares outstanding                    $  7,777    $  6,480    $  3,601     393,099     399,593         100
                                             ========    ========    ========     =======     =======         ===



                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (In millions)

For the Year Ended December 31,                                                          1997        1996        1995
                                                                                         ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                          $  1,236    $    391    $    419
   Adjustments to reconcile net income to net cash provided by operating activities
     Realized investment gains                                                            (169)        (18)        (71)
     Depreciation and amortization                                                          47          40          15
     Deferred federal income taxes                                                          94         196         (28)
     Amortization of deferred policy acquisition costs                                   1,127         906         512
     Premium balances receivable                                                            79         212         387
     Reinsurance recoverables                                                               97        (159)        364
     Deferred policy acquisition costs                                                  (1,210)       (935)       (493)
     Insurance reserves                                                                   (121)        691         (18)
     Other                                                                                (557)       (143)        407
                                                                                      --------    --------    --------
     Net cash provided by operating activities                                             623       1,181       1,494
                                                                                      --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturities of investments
     Fixed maturities                                                                    1,422       1,567         684
     Mortgage loans                                                                        154         133          15
  Proceeds from sales of investments
     Fixed maturities                                                                   10,045      12,606       4,871
     Equity securities                                                                     504         558         157
     Mortgage loans                                                                        231          23          36
     Real estate held for sale                                                             129          16          22
  Purchases of investments
     Fixed maturities                                                                  (13,421)    (15,049)     (6,497)
     Equity securities                                                                    (554)       (785)       (472)
     Mortgage loans                                                                        (38)       (161)        (40)
  Short-term securities, (purchases) sales, net                                            872      (1,044)       (211)
  Other investments, net                                                                   (57)        (90)         16
  Business acquisitions                                                                     --      (4,160)         --
  Business divestments                                                                      --           1          --
  Securities transactions in course of settlement                                          335         571          44
                                                                                      --------    --------    --------
     Net cash used in investing activities                                                (378)     (5,814)     (1,375)
                                                                                      --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of commercial paper, net                                                         83          25          --
  Issuance of long-term debt                                                                --       1,249          --
  Borrowings on revolving line of credit                                                    --       2,650          --
  Payments on revolving line of credit                                                      --      (2,650)         --
  Contribution from TIGI                                                                    --       1,138          --
  Purchase of treasury stock                                                              (268)        (13)         --
  Private offering of common stock                                                          --         525          --
  Initial public offering of common stock                                                   --         928          --
  Issuance of mandatorily redeemable preferred securities                                   --         900          --
  Issuance of Series Z preferred stock                                                      --         540          --
  Redemptions of Series Z preferred stock                                                   --        (540)         --
  Dividends on Series Z preferred stock                                                     --          (4)         --
  Dividends to TIGI                                                                        (98)        (49)       (100)
  Dividends to minority shareholders                                                       (21)        (11)         --
                                                                                      --------    --------    --------
     Net cash provided by (used in) financing activities                                  (304)      4,688        (100)
                                                                                      --------    --------    --------
  Net increase (decrease) in cash                                                          (59)         55          19
  Cash at beginning of period                                                              106          51          32
                                                                                      --------    --------    --------
  Cash at end of period                                                               $     47    $    106    $     51
                                                                                      ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Income taxes paid (refunded)                                                        $    677    $   (208)   $    (28)
  Interest paid                                                                       $    163    $     99    $     --
                                                                                      ========    ========    ========

                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The consolidated financial statements include the accounts of Travelers Property Casualty Corp. (TAP) (a direct majority-owned subsidiary of The Travelers Insurance Group Inc. (TIGI) and an indirect majority-owned subsidiary of Travelers Group Inc.) and its subsidiaries (collectively, the Company). On April 2, 1996, TAP purchased from Aetna Services, Inc. (Aetna) all of the outstanding capital stock of Travelers Casualty and Surety Company (formerly The Aetna Casualty and Surety Company) and The Standard Fire Insurance Company (collectively, Aetna P&C) for approximately $4.2 billion in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of Aetna P&C's operations only from the date of acquisition. Significant intercompany transactions and balances have been eliminated.

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

       ACCOUNTING CHANGES

       EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS In February 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FAS 132). FAS 132 supersedes the disclosure requirements in FASB Statements No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination of Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." FAS 132 addresses disclosure only and does not address measurement or recognition. In addition to other disclosure changes, FAS 132 allows employers to disclose total contributions to multiemployer plans without disaggregating the amounts attributable to pensions and other postretirement benefits. This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is encouraged. Effective December 31, 1997, the Company adopted FAS 132. The adoption of this standard did not have any impact on results of operations, financial condition or liquidity.

       EARNINGS PER SHARE
       Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). This statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock. FAS 128 requires restatement of all prior period EPS data presented. It simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB 15), and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. See note 1, Accounting Policies, Earnings per Share. FAS 128 supersedes APB 15 and related accounting interpretations and is effective for financial statements issued for periods ending after December 15, 1997, including interim periods.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the effect of potentially dilutive securities, principally stock-based incentive plans.

       ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). This statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on an approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In December 1996, the FASB issued Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which delays until January 1, 1998 the effective date for certain provisions. Earlier or retroactive application is not permitted. The adoption of the provisions of FAS 125 effective January 1, 1997 did not have a material impact on results of operations, financial condition or liquidity. The adoption of the provisions of FAS 127 effective January 1, 1998 will not have a material impact on results of operations, financial condition or liquidity.

       ACCOUNTING POLICIES

       INVESTMENTS
       Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are valued based upon quoted market prices or dealer quotes, or if quoted market prices or dealer quotes are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based on actual historical and projected future cash flows, which are obtained from a widely-accepted securities data provider. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to stockholders' equity.

       Equity securities, which include common and nonredeemable preferred stocks, are classified as available for sale and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to stockholders' equity, net of income taxes.

       Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the returns required in the current real estate financing market. There were no impaired loans at December 31, 1997 and 1996.

       Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other acceptable techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1997 and 1996.

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

       INVESTMENT GAINS AND LOSSES
       Realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date. Other-than-temporary declines in market value of investments are included in realized investment gains and losses.

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

       CLAIMS AND CLAIM ADJUSTMENT EXPENSE RESERVES
       Claims and claim adjustment expense reserves represent estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are adjusted regularly based on experience. Included in the claims and claim adjustment expense reserves in the consolidated balance sheet at December 31, 1997 and 1996 are $1.5 billion and $1.6 billion, respectively, of reserves related to workers' compensation that have been discounted using an interest rate of 5%.

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

       OTHER REVENUES
       Other revenues include revenues from premium installment charges, which are recognized as collected, revenues of noninsurance subsidiaries other than fee income, gains and losses on dispositions of assets and operations other than realized investment gains and losses and the pretax operating results of real estate joint ventures.

       FEDERAL INCOME TAXES
       The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

       STOCK-BASED COMPENSATION
       The Company accounts for its stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has included in the notes to consolidated financial statements the pro forma disclosures required by FAS No. 123 "Accounting for Stock-Based Compensation." See
       note 14. The Company accounts for its stock-based non-employee compensation plans at fair value.

              TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       EARNINGS PER SHARE
       Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the effect of potentially dilutive securities, principally stock-based incentive plans. The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation for net income:

       (for the year ended December 31, 1997,                            PER SHARE
        in millions, except per share amounts)    INCOME(1)   SHARES(2)    AMOUNT
                                                  ---------   ---------  ---------
       Basic EPS
        Income available to common stockholders    $1,236       395.5      $ 3.13
       Effects of Dilutive Securities
        Restricted Stock                               --          .3       (0.01)
                                                   ------       -----      ------
       Diluted EPS
        Income available to common stockholders
         and assumed conversions                   $1,236       395.8      $ 3.12
                                                   ======       =====      ======


       (1) Numerator
       (2) Denominator

       For the years ended December 31, 1996 and 1995, there were no dilutive securities issued.

       On February 3, 1998, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 (SAB 98). SAB 98 requires that FAS 128 should be used to compute earnings per share for periods prior to an initial public offering (IPO). For purposes of computing basic and diluted EPS for periods prior to the IPO, the 328 million shares of common stock issued to TIGI in April 1996 were assumed to be outstanding for all reported periods. See note 2. Previously, all common stock issued within a one-year period prior to an IPO was treated as outstanding for all reported periods. This amount was then reduced by the dilutive effect of such issuances of stock prior to the IPO determined by using the actual proceeds and the number of shares that could have been repurchased using the IPO price as the repurchase price for all periods presented. Accordingly, the Company has restated its earnings per share for 1996 and 1995 in accordance with the guidelines of SAB 98.

       DERIVATIVE FINANCIAL INSTRUMENTS
       The Company uses derivative financial instruments, including financial futures contracts, forward contracts and interest rate swaps, as a means of hedging exposure to interest rate and foreign currency risk. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

       Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

       Interest rate swaps are carried at market value and included in other investments in the consolidated balance sheet. Unrealized gains and losses are reflected in stockholders' equity. Swap payments are accrued and recognized in net investment income.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       Forward contracts were not significant at December 31, 1997 and 1996. Information concerning derivative financial instruments is included in note 12.

       ACCOUNTING STANDARDS NOT YET ADOPTED

       In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998, and the effect of initial adoption is to be reported as a cumulative catch-up adjustment. Restatement of previously issued financial statements is not allowed. The Company has not yet determined the impact that SOP 97-3 will have on its consolidated financial statements or when it will be implemented.

       In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income will thus represent the sum of net income and other comprehensive income, although FAS 130 does not require the use of the terms comprehensive income or other comprehensive income. The accumulated balance of other comprehensive income is required to be displayed separately from retained earnings and additional paid-in capital in the consolidated balance sheet. This statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates that the adoption of FAS 130 will result primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

       In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise". FAS 131 requires that all public enterprises report financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. The Company's reportable operating segments are not expected to change as a result of the adoption of FAS 131.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       NATURE OF OPERATIONS

       The Company is comprised of two major business segments: Commercial Lines and Personal Lines.

       COMMERCIAL LINES
       Commercial Lines offers a broad array of property and casualty insurance and insurance-related services. Protection is afforded to customers of Commercial Lines for the risks of property loss such as fire and windstorm, financial loss such as business interruption from property damage, liability claims arising from operations and workers' compensation benefits through insurance products where risk is transferred from the customer to Commercial Lines. Such coverages include workers' compensation, general liability, commercial multi-peril, commercial automobile, property, fidelity and surety, professional liability, and several miscellaneous coverages. Commercial Lines is divided into four marketing groups that are designed to focus on a particular client base or industry segment to provide products and services that specifically address customers' needs: National Accounts, Commercial Accounts, Select Accounts, and Specialty Accounts.

       National Accounts provides a variety of casualty products to large companies, as well as employee groups, associations and franchises. Products are marketed through national brokers and regional agents. Programs offered by National Accounts include risk transfer and risk service, such as claims settlement, loss control and risk management services, and are generally offered in connection with a retrospectively rated insurance policy, a large deductible plan or a self-insured program. National Accounts also includes the Company's alternative market business, which sells claims and policy management services to workers' compensation and automobile assigned risk plans, self-insurance pools throughout the United States and to niche voluntary markets.

       Commercial Accounts serves medium-sized businesses for casualty products and both large and medium-sized businesses for property products. Commercial Accounts sells a broad range of property and casualty insurance products, with an emphasis on guaranteed cost products, through a large network of independent agents and brokers. Within Commercial Accounts the Company has established dedicated operations that exclusively target the construction industry, providing insurance and risk management services for virtually all areas of construction. The dedicated construction operations are reflective of the Company's focus on industry specialization.

       Select Accounts serves small businesses and individuals with commercial exposures. Select Accounts' products are generally guaranteed cost policies, often a packaged product covering property and liability exposures. The products are sold through independent agents.

       Specialty Accounts markets products to national, mid-size and small customers, including individuals. The principal products of Specialty Accounts include professional liability insurance, directors' and officers' liability insurance, fiduciary liability insurance, employment practices liability insurance, product liability, fidelity and surety bonds, commercial umbrella and excess liability, excess property insurance and coverages relating to the entertainment industry, excess and surplus lines coverages and other industry specific programs. Its products are distributed through both wholesale brokers and retail agents and brokers.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       PERSONAL LINES
       Personal Lines writes virtually all types of property and casualty insurance covering personal risks. The primary coverages in Personal Lines are personal automobile and homeowners insurance sold to individuals. These products are distributed through independent agents, sponsoring organizations such as employee and affinity groups, joint marketing arrangements with other insurers and through the independent agents of Primerica Financial Services, a unit of Travelers Group Inc.

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

       CATASTROPHE EXPOSURE
       The Company has a geographic exposure to catastrophe losses in certain North Atlantic states, California and South Florida. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, severe winter weather, explosions and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. The Company generally seeks to reduce its exposure to catastrophes through individual risk selection and the purchase of catastrophe reinsurance.

2.     ACQUISITION OF SUBSIDIARIES

       TRAVELERS CASUALTY AND SURETY COMPANY AND THE STANDARD FIRE INSURANCE COMPANY

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

2.     ACQUISITION OF SUBSIDIARIES, CONTINUED

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

       The assets and liabilities of Aetna P&C are reflected in the consolidated balance sheet on a fully consolidated basis at management's best estimate of their fair values at the acquisition date. Evaluation and appraisal of assets and liabilities included: adjustments to investments; deferred acquisition costs; financial guarantee obligations which the Company assumed, designated as held for sale and actively marketed; claims reserves to conform the accounting policy regarding discounting to that historically used by the Company; liabilities for lease and severance costs relating to the restructuring plan for the business acquired; and other assets and liabilities and related deferred income tax amounts. The excess of the purchase price over the estimated fair value of net assets was approximately $1.2 billion and is being amortized over 40 years.

       During 1996, the Company recorded charges related to the acquisition and integration of Aetna P&C. These charges resulted primarily from anticipated costs of the acquisition and the application of the Company's strategies, policies and practices to Aetna P&C reserves and include:
       $279 million after tax ($430 million before tax) in reserve increases, net of reinsurance, primarily related to cumulative injury claims other than asbestos (CIOTA), insurance products involving financial guarantees, and assumed reinsurance; a $55 million after-tax ($84 million before tax) provision for an additional asbestos liability related to an existing settlement agreement with a customer of Aetna P&C; a $39 million after-tax ($60 million before tax) charge related to premium collection issues on loss sensitive programs, specifically large deductible products; a $27 million after-tax ($41 million before tax) provision for uncollectibility of reinsurance recoverables of Aetna P&C determined by applying the Company's normal guidelines for estimating collectibility of such accounts; and $23 million after tax ($35 million before tax) in lease and severance costs of The Travelers Indemnity Company related to the restructuring plan for the acquisition.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

2.     ACQUISITION OF SUBSIDIARIES, CONTINUED

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

       (for the year ended December 31, in millions, except per share amounts)      1996 *           1995*
                                                                                    ------           -----
       Revenues                                                                     $ 9,805          $ 9,876
       Net income                                                                       584               73
       Net income per common share                                                     1.46             0.18
                                                                                    -------          -------

     * Historical results of Aetna P&C include $307 million ($200 million after tax) and $199 million ($129 million after tax) of realized investment gains in 1996 and 1995, respectively.


       SUPPLEMENTAL INFORMATION TO THE CONSOLIDATED STATEMENT OF CASH FLOWS RELATING TO THE ACQUISITION OF AETNA P&C

       Noncash investing and financing transactions relating to the acquisition of Aetna P&C that are not reflected in the consolidated statement of cash flows follows:

       (for the year ended December 31, in millions)                    1996
                                                                        ----

       Fair value of investments acquired                            $  13,969
       Fair value of other assets acquired                              10,386
       Claims and claim adjustment expense reserves assumed            (16,907)
       Other liabilities assumed                                        (3,288)
                                                                     ---------
       Cash payment related to business acquisition                  $   4,160
                                                                     =========

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3.   SEGMENT INFORMATION

                                                                                                  CORPORATE
                                                                   COMMERCIAL        PERSONAL     AND OTHER
     (at and for the year ended December 31, in millions)             LINES           LINES       OPERATIONS    CONSOLIDATED
                                                                   ----------       ---------     ----------    ------------
     1997
     Revenues
       Premiums                                                      $  4,308       $   2,917      $      --       $  7,225
       Net investment income                                            1,695             353              3          2,051
       Fee income                                                         365              --             --            365
       Realized investment gains                                          154              15             --            169
       Other                                                               35              56             10            101
                                                                     --------       ---------      ---------       --------
         Total revenues                                              $  6,557       $   3,341      $      13       $  9,911
                                                                     ========       =========      =========       ========
     Income (loss) before federal income taxes                       $  1,324       $     617      $    (189)      $  1,752
     Net income (loss)                                                    946             413           (123)         1,236
     Assets                                                            43,208           7,113            361         50,682
                                                                     --------       ---------      ---------       --------
     1996
     Revenues
       Premiums                                                      $  3,695       $   2,323      $      10       $  6,028
       Net investment income                                            1,343             311              2          1,656
       Fee income                                                         392              --             --            392
       Realized investment gains (losses)                                  26              (8)            --             18
       Other                                                               41              59              3            103
                                                                     --------       ---------      ---------       --------
         Total revenues                                              $  5,497       $   2,685      $      15       $  8,197
                                                                     ========       =========      =========       ========
     Income (loss) before federal income taxes                       $    205       $     417      $    (135)      $    487
     Net income (loss)                                                    197 (1)         282 (2)        (88)           391
     Assets                                                            42,345           7,030            404         49,779
                                                                     --------       ---------      ---------       --------
     1995
     Revenues
       Premiums                                                      $  2,017       $   1,284      $      14       $  3,315
       Net investment income                                              548             161              1            710
       Fee income                                                         432              --             --            432
       Realized investment gains                                           62               9             --             71
       Other                                                               11              27              3             41
                                                                     --------       ---------      ---------       --------
         Total revenues                                              $  3,070       $   1,481      $      18       $  4,569
                                                                     ========       =========      =========       ========
     Income (loss) before federal income taxes                       $    424       $     146      $     (19)      $    551
     Net income (loss)                                                    329             107            (17)           419
     Assets                                                            20,168           3,617            277         24,062
                                                                     ========       =========      =========       ========


     Results of operations and assets include amounts related to Aetna P&C from April 2, 1996, the date of the acquisition.

     (1) Includes $453 million of acquisition-related charges.

     (2) Includes a benefit of $39 million related to the review of Aetna P&C's insurance reserves, partially offset by $9 million of other acquisition-related charges.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.     INVESTMENTS

       FIXED MATURITIES

       The amortized cost and fair value of investments in fixed maturities classified as available for sale were as follows:


                                                                           GROSS UNREALIZED
                                                          AMORTIZED       --------------------        FAIR
       (at December 31, 1997, in millions)                  COST          GAINS         LOSSES        VALUE
                                                            ----          -----         ------        -----
       Mortgage-backed securities -
         CMOs and pass-through securities                  $ 4,625       $   171       $    --       $ 4,796
       U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                            1,965           108             1         2,072
       Obligations of states, municipalities and
         political subdivisions                              7,599           366             2         7,963
       Debt securities issued by foreign governments           638            26             1           663
       All other corporate bonds                            11,249           407            14        11,642
       Redeemable preferred stock                               51             1            --            52
                                                           -------       -------       -------       -------
                 Total                                     $26,127       $ 1,079       $    18       $27,188
                                                           =======       =======       =======       =======

                                                                           GROSS UNREALIZED
                                                         AMORTIZED       ---------------------       FAIR
       (at December 31, 1996, in millions)                 COST          GAINS          LOSSES       VALUE
                                                         ---------       -----          ------       -----
       Mortgage-backed securities -
         CMOs and pass-through securities                  $ 4,462       $    75       $    10       $ 4,527
       U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                            2,403            51             3         2,451
       Obligations of states, municipalities and
         political subdivisions                              5,127           123            31         5,219
       Debt securities issued by foreign governments           581            16             1           596
       All other corporate bonds                            11,404           201            27        11,578
       Redeemable preferred stock                               75            --            --            75
                                                           -------       -------       -------       -------
                 Total                                     $24,052       $   466       $    72       $24,446
                                                           =======       =======       =======       =======

       The amortized cost and fair value of fixed maturities by contractual maturity follow. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.     INVESTMENTS, CONTINUED

                                                             AMORTIZED        FAIR
       (at December 31, 1997, in millions)                      COST          VALUE
                                                             ---------       -------
       Due in one year or less                                $   898        $   903
       Due after 1 year through 5 years                         6,146          6,290
       Due after 5 years through 10 years                       5,895          6,153
       Due after 10 years                                       8,563          9,046
                                                              -------        -------
                                                               21,502         22,392
       Mortgage-backed securities                               4,625          4,796
                                                              -------        -------
          Total                                               $26,127        $27,188
                                                              =======        =======

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

       At December 31, 1997 and 1996, the Company held CMOs classified as available for sale with a fair value of $2.2 billion and $2.1 billion, respectively. Approximately 77% and 81% of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1997 and 1996, respectively. In addition, the Company held $2.6 billion and $2.4 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1997 and 1996, respectively. Virtually all of these securities are rated Aaa.

       Proceeds from sales of fixed maturities classified as available for sale were $10.0 billion, $12.6 billion and $4.9 billion in 1997, 1996 and 1995, respectively. Gross gains of $172 million, $82 million and $65 million and gross losses of $94 million, $177 million and $90 million, respectively, were realized on those sales.

       EQUITY SECURITIES

       The cost and fair value of investments in equity securities were as follows:


                                                               GROSS UNREALIZED
                                                              -------------------       FAIR
       (at December 31, 1997, in millions)       COST        GAINS        LOSSES       VALUE
                                                 ----        -----        ------       -----
       Common stocks                             $  202       $   31       $   14       $  219
       Nonredeemable preferred stocks               775           46            3          818
                                                 ------       ------       ------       ------
         Total                                   $  977       $   77       $   17       $1,037
                                                 ======       ======       ======       ======
       (at December 31, 1996, in millions)

       Common stocks                             $  164       $   29       $   17       $  176
       Nonredeemable preferred stocks               592           16            5          603
                                                 ------       ------       ------       ------
         Total                                   $  756       $   45       $   22       $  779
                                                 ======       ======       ======       ======

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.     INVESTMENTS, CONTINUED

       Proceeds from sales of equity securities were $504 million, $558 million and $157 million in 1997, 1996 and 1995, respectively, resulting in gross realized gains of $78 million, $147 million and $28 million and gross realized losses of $55 million, $28 million and $6 million, respectively.

        REAL ESTATE HELD FOR SALE AND MORTGAGE LOANS

        Underperforming mortgage loans include delinquent loans, loans in the process of foreclosure and loans modified at interest rates below market.

       The Company's real estate held for sale and mortgage loan portfolios consisted of the following:

       (at December 31, in millions)                            1997           1996
                                                                ----           ----
       Current mortgage loans                                  $  675         $  965
       Underperforming mortgage loans                              16             40
                                                               ------         ------
         Total mortgage loans                                     691          1,005
       Real estate held for sale                                   95            157
                                                               ------         ------
         Total                                                 $  786         $1,162
                                                               ======         ======

        Aggregate annual maturities on mortgage loans include $16 million which are past maturity and $56 million, $205 million, $173 million, $52 million, $5 million and $184 million for 1998, 1999, 2000, 2001, 2002 and 2003 and thereafter, respectively.

       CONCENTRATIONS

       At December 31, 1997 and 1996, the Company had concentrations of credit risk in tax-exempt investments of the State of Texas of $1.2 billion and $1.1 billion, respectively, and in the State of New York of $1.2 billion and $400 million, respectively.

       The Company participates in a short-term investment pool maintained by an affiliate. See note 14.

       Included in fixed maturities are below investment grade assets totaling $832 million and $599 million at December 31, 1997 and 1996, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or lower by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade loans.

       The Company also has significant concentrations of investments in the following industries:

       (at December 31, in millions)         1997           1996
                                             ----           ----
       Banking                              $2,444         $2,001
       Financing                             1,645          2,027
                                             =====          =====

       Below investment grade assets included in the preceding table are not significant.

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

       NET INVESTMENT INCOME

       (for the year ended December 31, in millions)                               1997          1996          1995
                                                                                   ----          ----          ----
       Gross investment income:
         Fixed maturities                                                        $ 1,695       $ 1,344        $586
         Mortgage loans                                                              103            90          21
         Short-term securities                                                        57            77          73
         Other                                                                       267           197          49
                                                                                 -------       -------        ----
                                                                                   2,122         1,708         729
       Investment expenses                                                            71            52          19
                                                                                 -------       -------        ----
       Net investment income                                                     $ 2,051       $ 1,656        $710
                                                                                 =======       =======        ====

       REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

       Realized investment gains (losses) for the periods were as follows:

       (for the year ended December 31, in millions)        1997          1996           1995
                                                            ----          ----           ----
       REALIZED
       Fixed maturities                                   $    78       $   (95)       $   (40)
       Equity securities                                       23           119             25
       Mortgage loans                                          20            (1)             2
       Real estate held for sale                               18             3              1
       Other                                                   30            (8)            83
                                                          -------       -------        -------
       Realized investment gains                          $   169       $    18        $    71
                                                          =======       =======        =======

       Changes in net unrealized gains (losses) on investment securities that are included as a separate component of stockholders' equity were as follows:

       (for the year ended December 31, in millions) .     1997       1996       1995
                                                         -------    -------    -------
       UNREALIZED
       Fixed maturities                                  $   667    $    20    $ 1,039
       Equity securities                                      37        (15)        55
       Other                                                 (30)         1         20
                                                         -------    -------    -------
                                                             674          6      1,114
       Related taxes                                         237          1        391
                                                         -------    -------    -------
       Change in unrealized gains (losses) on
         investment securities                               437          5        723
       Balance, beginning of year                            285        280       (443)
                                                         -------    -------    -------
       Balance, end of year                              $   722    $   285    $   280
                                                         =======    =======    =======

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.     REINSURANCE, CONTINUED

        A summary of reinsurance financial data reflected within the consolidated statement of income is presented below:

       (for the year ended December 31, in millions)    1997        1996        1995
                                                       -------     -------     -------
       WRITTEN PREMIUMS
        Direct                                         $ 8,862     $ 7,585     $ 4,261
       Assumed from:
          Affiliated companies                             264         264         374
          Non-affiliated companies                         421         320         301
        Ceded to:
          Affiliated companies                             (54)        (58)        (48)
          Non-affiliated companies                      (1,661)     (1,769)     (1,267)
                                                       -------     -------     -------
        Total net written premiums                     $ 7,832     $ 6,342     $ 3,621
                                                       =======     =======     =======

       EARNED PREMIUMS
        Direct                                         $ 8,250     $ 7,263     $ 4,007
        Assumed from:
          Affiliated companies                             305         201         284
          Non-affiliated companies                         429         395         346
        Ceded to:
          Affiliated companies                             (50)        (58)        (48)
          Non-affiliated companies                      (1,709)     (1,773)     (1,274)
                                                       -------     -------     -------
        Total net earned premiums                      $ 7,225     $ 6,028     $ 3,315
                                                       =======     =======     =======

       Percentage of amount assumed to net earned         10.2%        9.9%       19.0%
                                                       -------     -------     -------
       Ceded claims incurred                           $ 1,082     $ 1,558     $ 1,245
                                                       =======     =======     =======

       Reinsurance recoverables, net of valuation allowance, include amounts recoverable on unpaid and paid claims and were as follows:

       (at December 31, in millions)                           1997     1996
                                                               ----     ----
       REINSURANCE RECOVERABLES
        Property-casualty business:
          Pools and associations                              $3,378   $4,160
          Non-affiliated companies                             4,829    4,553
          Affiliated companies                                   795      793

        Accident and health business:
          Affiliated companies                                   186      208
                                                              ------   ------
        Total reinsurance recoverables                        $9,188   $9,714
                                                              ======   ======

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.     REINSURANCE, CONTINUED

       Amounts of ceded claims and claim adjustment expenses recoverable from unaffiliated insurers at December 31, 1997 and 1996 include $352 million and $488 million, respectively, recoverable from Lloyd's of London (Lloyd's). In 1997, the Company reached an agreement to settle the arbitration with underwriters at Lloyd's and certain London companies in New York State to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involved the ability of the Company to aggregate asbestos claims under a market agreement between Lloyd's and the Company or under the applicable reinsurance treaties. The outcome of this agreement had no impact on earnings.

       In 1996, Lloyd's restructured its operations with respect to claims for years prior to 1993. The outcome of the restructuring of Lloyd's is uncertain and the impact, if any, on collectibility of amounts recoverable by the Company from Lloyd's cannot be quantified at this time. The Company believes that it is possible that an unfavorable impact on collectibility could have a material adverse effect on the Company's results of operations in a future period. However, the Company believes that it is not likely that the outcome could have a material adverse effect on the Company's financial condition or liquidity. The Company carries an allowance for uncollectible reinsurance which is not allocated to any specific proceedings or disputes, whether for financial impairments or coverage defenses. Including this allowance, the Company believes that the net receivable from reinsurance contracts is properly stated.

6.     INSURANCE CLAIMS RESERVES

       Claims and claim adjustment expense reserves were as follows:

       (at December 31, in millions)                               1997           1996
                                                                   ----           ----
       Claims and claim adjustment expense reserves:
         Property-casualty                                        $30,138        $30,969
         Accident and health                                          186            208
                                                                  -------        -------
         Total                                                    $30,324        $31,177
                                                                  =======        =======

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

6.     INSURANCE CLAIMS RESERVES, CONTINUED

       The table below is a reconciliation of beginning and ending property-casualty reserve balances for claims and claim adjustment expenses.

       (for the year ended December 31, in millions)                           1997        1996       1995
                                                                               ----        ----       ----
       Claims and claim adjustment expense
         reserves at beginning of year                                       $ 30,969    $ 15,213   $ 15,013
       Less reinsurance recoverables on unpaid losses                           9,153       5,123      5,301
                                                                             --------    --------   --------
       Net balance at beginning of year                                        21,816      10,090      9,712
                                                                             --------    --------   --------
       Provision for claims and claim adjustment expenses
         for claims arising in the current year                                 5,730       4,839      2,903
       Estimated claims and claim adjustment
         expenses for claims arising in prior years                              (492)        192       (226)
       Acquisitions                                                                --      11,752         --
       Termination of reinsurance agreements with TIGI (see note 5)                --          --        520
                                                                             --------    --------   --------
           Total increases                                                      5,238      16,783      3,197
                                                                             --------    --------   --------
       Claims and claim adjustment expense payments for claims arising in:
         Current year                                                           1,944       1,858        886
         Prior years                                                            3,704       3,199      1,933
                                                                             --------    --------   --------
           Total payments                                                       5,648       5,057      2,819
                                                                             --------    --------   --------
       Net balance at end of year                                              21,406      21,816     10,090
       Plus reinsurance recoverables on unpaid losses                           8,732       9,153      5,123
                                                                             --------    --------   --------
       Claims and claim adjustment expense
         reserves at end of year                                             $ 30,138    $ 30,969   $ 15,213
                                                                             ========    ========   ========

        In 1997, estimated claims and claim adjustment expenses for claims arising in prior years included $154 million of net favorable development in certain Personal Lines coverages and Commercial Lines coverages, predominantly automobile coverages. In addition, in 1997 Commercial Lines experienced $122 million of favorable prior year loss development on retrospectively rated policies in the workers' compensation line; however, since the business to which it relates is subject to premium adjustments, there was no impact on results of operations. Also in 1997, the Company adopted newly prescribed statutory allocations of certain claim adjustment expenses. The new allocations resulted in favorable prior year loss development of $216 million offset by an increase in the current accident year provision of the same amount.

        In 1996, estimated claims and claim adjustment expenses for claims arising in prior years included $238 million of net favorable development in certain Personal Lines coverages and Commercial Lines coverages. Also included in 1996 is $430 million within Commercial Lines of acquisition-related charges primarily for CIOTA, insurance products involving financial guarantees, and assumed reinsurance. In addition, as a result of the Company's review of Aetna P&C's insurance reserves, Commercial Lines reserves were increased by $60 million and Personal Lines reserves were decreased by $60 million.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

6.     INSURANCE CLAIMS RESERVES, CONTINUED

       In 1995, estimated claims and claim adjustment expenses for claims arising in prior years included favorable loss development on retrospectively rated policies in certain workers' compensation, general liability and commercial auto lines of approximately $150 million; however, since the business to which it relates is subject to premium adjustments, the net impact on results of operations is not significant. In addition, in 1995 estimated claims and claim adjustment expenses for claims arising in prior years included favorable loss development in Personal Lines of approximately $60 million.

       The claims and claim adjustment expense reserves included $2.2 billion and $2.3 billion for asbestos and environmental-related claims net of reinsurance at December 31, 1997 and 1996, respectively.

       It is difficult to estimate the reserves for environmental and asbestos-related claims due to the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties. Conventional actuarial techniques are not used to estimate such reserves.

       For environmental claims, the Company estimates its financial exposure and establishes reserves based upon an analysis of its historical claim experience and the facts of the individual underlying claims. The unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim.

       The following factors are evaluated in projecting the ultimate reserve for asbestos-related claims: available insurance coverage; limits and deductibles; an analysis of each policyholder's potential liability; jurisdictional involvement; past and projected future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance, and applicable coverage defenses, if any. Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for a policyholder by policy year, a ceded projection is calculated based on any applicable facultative and treaty reinsurance, and past ceded experience. In addition, a similar review is conducted for asbestos property damage claims. However, due to the relatively minor claim volume, these reserves have remained at a constant level.

       As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1997 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations and changes in Superfund and other legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

7.     DEBT

       As discussed in note 2, during the first quarter of 1996, TAP entered into a five-year revolving credit facility, as amended, in the amount of $2.7 billion with a syndicate of banks. The Credit Facility, which expires in December 2001, was used to finance in part the purchase of Aetna P&C. As of April 30, 1996, all borrowings under the Credit Facility had been repaid in full and the amount of the Credit Facility was subsequently reduced to $500 million. Under this facility TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1997, this requirement was exceeded by approximately $3.4 billion. In addition, the Credit Facility places restrictions on the amount of consolidated debt TAP can incur. At December 31, 1997, there were no borrowings outstanding under this facility. If TAP had borrowings under this facility, the interest rate would be based upon LIBOR plus a negotiated margin. TAP compensates the banks for the Credit Facility through commitment fees. TAP also issues commercial paper directly to investors and maintains unused credit availability under the Credit Facility at least equal to the amount of commercial paper outstanding. At December 31, 1997, TAP had $108 million outstanding under its commercial paper program. The weighted average interest rate on commercial paper as of December 31, 1997 was 6.11%. TAP also currently has available to it a $200 million line of credit for working capital and other general corporate purposes from a subsidiary of Travelers Group Inc. The lender has no obligation to make any loan to TAP under this line of credit.

       The Company completed the following long-term debt offerings during 1996. At December 31, 1997, $750 million is available for debt offerings under its shelf registration statement. Long-term debt outstanding at December 31, 1997 and 1996 was as follows:

       (in millions)

       6-3/4% Notes due 1999                      $  200
       6-1/4% Notes due 1999                         200
       6-3/4% Notes due 2001                         500
       6-3/4% Notes due 2006                         150
       7-3/4% Notes due 2026                         200
                                                  ------
                                                   1,250
       Debt discount                                  (1)
                                                  ------
         Total                                    $1,249
                                                  ======

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

8.     FEDERAL INCOME TAXES

       (for the year ended December 31, in millions)                     1997        1996        1995
                                                                         ----        ----        ----
       EFFECTIVE TAX RATE
       Income before federal income taxes                               $ 1,752     $   487     $   551
       Statutory tax rate                                                    35%         35%         35%
                                                                        -------     -------     -------
       Expected federal income taxes                                        613         170         193
       Tax effect of:
         Nontaxable investment income                                      (108)        (86)        (68)
         Goodwill                                                            14          12           4
         Other, net                                                          (3)         --           3
                                                                        -------     -------     -------
       Federal income taxes                                             $   516     $    96     $   132
                                                                        =======     =======     =======
       Effective tax rate                                                    29%         20%         24%
                                                                        -------     -------     -------
       COMPOSITION OF FEDERAL INCOME TAXES
         Current expense (benefit):
         United States                                                  $   413     $  (102)    $   155
         Foreign                                                              9           2           5
                                                                        -------     -------     -------
           Total                                                            422        (100)        160
                                                                        -------     -------     -------
       Deferred expense (benefit):
         United States                                                       94         196         (28)
                                                                        -------     -------     -------
       Federal income tax expense                                       $   516     $    96     $   132
                                                                        =======     =======     =======

       The net deferred tax assets were comprised of the tax effects of temporary differences related to the following assets and liabilities:

       (at December 31, in millions)                     1997     1996
                                                         ----     ----
       Deferred tax assets:
         Claims and claim adjustment expense reserves   $1,206   $1,241
         Acquisition-related reserves                      146      221
         Unearned premium reserves                         183      141
         Employee benefits                                  98       87
         Other                                             211      186
                                                         -----    -----
          Total                                          1,844    1,876
                                                         -----    -----

       Deferred tax liabilities:
         Deferred acquisition costs                        175      149
         Investments                                       314      103
         Other                                              39       41
                                                         -----    -----
          Total                                            528      293
                                                         -----    -----
       Net deferred tax asset                           $1,316   $1,583
                                                        ======   ======

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

       The Company has a net deferred tax asset which relates to temporary differences that are expected to reverse as net ordinary deductions. The Company will have to generate approximately $3.8 billion of taxable income, before reversal of these temporary differences, primarily over the next 10 to 15 years, to realize the deferred tax asset. Management expects to realize the deferred tax asset based upon its expectation of future positive taxable income, after the reversal of these deductible temporary differences, in the consolidated federal income tax return of Travelers Group Inc. The taxable income of the consolidated return of Travelers Group Inc., after reversal of the deductible temporary differences, is expected to be at least $3.3 billion annually. At December 31, 1997, the Company has no ordinary or capital loss carryforwards.

9.     STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY

       MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS

       During 1996, the Company formed the following statutory business trusts under the laws of the state of Delaware. Each trust exists for the exclusive purposes of (i) issuing Trust Securities (both common and preferred) representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust Securities in Junior Subordinated Deferrable Interest Debentures (Subordinated Debentures) of its parent; and (iii) engaging in only those activities necessary or incidental thereto. These Subordinated Debentures and the related income effects are eliminated in the consolidated financial statements. The outstanding Preferred Securities of subsidiary trusts were as follows at December 31, 1997 and 1996:

                                                   LIQUIDATION         INTEREST
       (in millions)                                   VALUE             RATE
                                                   -----------         --------
       Travelers P&C Capital I                         $800             8.08%
       Travelers P&C Capital II                         100             8.00%
                                                       ----
         Total                                         $900
                                                       ====

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

       COMMON STOCK

       CLASS A
       On April 2, 1996, TAP sold approximately 33 million shares of its Class A Common Stock to four private investors, Aetna, J.P. Morgan Capital Corporation, Fund American Enterprise Holdings, Inc. and The Trident Partnership, L.P. (collectively, the Private Investors), for an aggregate of $525 million. On April 23, 1996, TAP sold in a public offering approximately 39 million shares of its Class A Common Stock, for net proceeds of $928 million. On all matters submitted to vote of the TAP stockholders, holders of Class A Common Stock are entitled to one vote per share.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.     STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, CONTINUED

       On June 23, 1997, the Company repurchased, in the aggregate, 6,600,102 shares of Class A Common Stock held by the Private Investors for a total purchase price of approximately $241 million, representing a discount to the then current market price. Following this transaction, Travelers Group Inc.'s beneficial ownership of the Company increased to approximately 83.4%. The repurchases represented 20% of the holdings of each of the Private Investors. As part of the repurchase agreement, each of the Private Investors agreed to extend its contractual sale restrictions on 50% of the remaining shares held by the Private Investors for an additional period of approximately six months, to March 15, 1998. On July 24, 1996, TAP's Board of Directors had authorized the expenditure of up to $100 million for the repurchase of common stock. This transaction satisfied the Company's previously announced program to repurchase $100 million of its shares. During 1997 and 1996, the Company had previously repurchased in the open market 758,700 and 406,860 shares of its Class A Common Stock at an aggregate cost of $27 million and $13 million, respectively, under the repurchase program, which was terminated.

       On January 28, 1998, the Company, through the Travelers Property Casualty Corp. Capital Accumulation Plan, reissued 763,654 shares of treasury stock in the form of restricted stock to participating officers and other key employees. Previously, on January 22, 1997, the Company issued 413,578 shares of the Company's Class A Common Stock and reissued 502,430 shares of treasury stock in the form of restricted stock to participating officers and other key employees. The fair market values per share of the 1998 and 1997 restricted stock awards were $43.71 and $37.58, respectively. The restricted stock generally vests after a three-year period. Except under limited circumstances, the stock cannot be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. Unearned compensation expense associated with the restricted stock grants represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period. At December 31, 1997, 3,083,992 shares were available for future grants under the Company's restricted stock plans.

       CLASS B
       In exchange for contributing the outstanding capital stock of The Travelers Indemnity Company and a capital contribution of approximately $1.1 billion, TIGI acquired approximately 328 million shares of Class B Common Stock of TAP. TIGI owns all of the outstanding shares of Class B Common Stock representing approximately 83.4% of the economic interest in TAP at December 31, 1997. Class B holders are entitled to 10 votes per share on any matter submitted to vote of the TAP stockholders.

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

       DIVIDENDS

       The Company's insurance subsidiaries are currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. Dividend payments to TAP from its insurance subsidiaries are limited to $805 million in 1998 without prior approval of the Connecticut Insurance Department.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.     STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, CONTINUED

       STATUTORY NET INCOME AND SURPLUS

       Statutory net income of the Company's insurance subsidiaries was $1.1 billion for the year ended December 31, 1997, and was $120 million, which includes $285 million related to the first quarter of Aetna P&C, for the year ended December 31, 1996. Statutory net income was $313 million for the year ended December 31, 1995, excluding Aetna P&C.

       Statutory capital and surplus of the Company's insurance subsidiaries was $6.2 billion and $5.4 billion at December 31, 1997 and 1996, respectively.

10.    BENEFIT PLANS

       PENSION AND OTHER POSTRETIREMENT BENEFITS

       The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by an affiliate. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by an affiliate. The Company's share of net expense for the qualified pension and other postretirement benefit plans was $26 million, $19 million and $15 million for 1997, 1996 and 1995, respectively. Beginning January 1, 1996, the Company's other postretirement benefit plans were amended to restrict benefit eligibility to retirees and certain retiree-eligible employees. Previously, covered employees could become eligible for postretirement benefits if they reached retirement age while working for the Company.

       401(k) SAVINGS PLAN

       Substantially all employees of the Company are eligible to participate in a 401(k) savings plan sponsored by Travelers Group Inc. Effective January 1, 1997, there are no Company matching contributions for substantially all employees. For 1996, the Company's matching contribution, for almost all employees except former Aetna P&C employees, was 100% of pre-tax contributions up to an annual maximum of $1,000. Former Aetna P&C employees received a match equal to 100% of their pre-tax contributions up to 5% of salary. Prior to January 1, 1996, the Company matched 50% of the first 5% of pre-tax contributions, and provided for a variable match based on the profitability of TIGI and its subsidiaries. These matching contributions were invested in Series C Preferred Stock issued by Travelers Group Inc. On January 2, 1998, the Series C Preferred Stock was converted into Travelers Group Inc.'s common stock at an exchange rate of approximately 2.42 shares of Travelers Group Inc.'s common stock for each share of Series C Preferred Stock. The Company's expense was ($11) million, $2 million and $7 million in 1997, 1996 and 1995, respectively. The 1997 amount reflects the effect of forfeitures.

11.    LEASES

       Most leasing functions for TIGI and its subsidiaries are administered by the Company. Rent expense related to these leases is shared by the companies on a cost allocation method based generally on estimated usage by department. Rent expense was $118 million, $90 million and $61 million in 1997, 1996 and 1995, respectively.

       Future minimum annual rentals under noncancellable operating leases are $81 million, $70 million, $57 million, $40 million, $25 million and $96 million for 1998, 1999, 2000, 2001, 2002 and 2003 and thereafter, respectively. Future sublease rental income of approximately $67 million will partially offset these commitments.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


12.    DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

       DERIVATIVE FINANCIAL INSTRUMENTS

       The Company uses derivative financial instruments, including financial futures contracts, forward contracts and interest rate swaps, as a means of hedging exposure to interest rate and foreign currency risk. The Company does not hold or issue derivative instruments for trading purposes. These derivative financial instruments have off-balance-sheet risk. Financial instruments with off-balance-sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized on the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts and interest rate swaps, credit risk is limited to the amount that it would cost the Company to replace the contract. Financial futures contracts have very little credit risk since organized exchanges are the counterparties.

       The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance-sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

       The Company may occasionally enter into interest rate swaps in connection with other financial instruments to provide greater risk diversification and to better match an asset with a corresponding liability. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swaps are not exchange traded so they are subject to the risk of default by the counterparty.

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

       The Company held no financial futures contracts at December 31, 1997. At December 31, 1996, the Company held financial futures contracts with notional amounts of approximately $522 million and a deferred loss of $2 million. Total gains from financial futures of $15 million were deferred at December 31, 1996 and reported in other liabilities. At December 31, 1996, the Company's futures contracts had no fair value because these contracts are marked to market and settled daily in cash.

       At December 31, 1997 and 1996, the Company held interest rate swaps with notional amounts of $311 million and $763 million, respectively. The fair value of these financial instruments was $11 million (gain position) and $10 million (loss position) at December 31, 1997 and was $12 million (gain position) and $13 million (loss position) at December 31, 1996. The fair values were determined using a discounted cash flow method.

       The off-balance-sheet risk of forward contracts was not significant at December 31, 1997 and 1996. Financial guarantees are described in note 13.

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

       At December 31, 1997 and 1996, investments in fixed maturities had a fair value, which equaled carrying value, of $27.2 billion and $24.4 billion, respectively. The fair value of investments in fixed maturities for which a quoted market price or dealer quote are not available was $1.5 billion and $1.7 billion at December 31, 1997 and 1996, respectively. The carrying values of cash, short-term securities, mortgage loans, investment income accrued and commercial paper approximated their fair values. See notes 1 and 4.

       At December 31, 1997 and 1996, the carrying value of $1.2 billion of long-term debt approximated its fair value. Fair value is based upon bid price at December 31, 1997 and 1996. At December 31, 1997 and 1996, the carrying value of $900 million of TAP Preferred Securities approximated their fair value. Fair value is based upon the closing price at December 31, 1997 and 1996.

       The carrying values of $1.5 billion and $1.4 billion of financial instruments classified as other assets approximated their fair values at December 31, 1997 and 1996, respectively. The carrying values of $3.8 billion and $3.5 billion of financial instruments classified as other liabilities at December 31, 1997 and 1996, respectively, also approximated their fair values. Fair value is determined using various methods including discounted cash flows, as appropriate for the various financial instruments.

13.    COMMITMENTS AND CONTINGENCIES

       FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

       See note 12 and the following, "Guarantees of the Securities of Other Issuers," for a discussion of financial instruments with off-balance-sheet risk.

       In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance-sheet risks of these financial instruments were not significant at December 31, 1997 and 1996.

       GUARANTEES OF THE SECURITIES OF OTHER ISSUERS

       The Company underwrote insurance guaranteeing the securities of other issuers, primarily corporate and industrial revenue bond issuers. The aggregate net amount of guarantees of principal and interest for such securities was approximately $334 million ($5.6 billion before reinsurance) and $729 million ($8.3 billion before reinsurance) at December 31, 1997 and 1996, respectively. The scheduled maturities for these guarantees are $6 million, $6 million, $8 million, $4 million and $310 million for 1998, 1999, 2000, 2001 and 2002 and thereafter, respectively.

       Reserves for the financial guarantee business, which include reserves for defaults, incurred but not reported losses and unearned premiums, totaled $71 million at December 31, 1997 and 1996.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

13.    COMMITMENTS AND CONTINGENCIES, CONTINUED

       Included in the gross amounts are financial guarantees representing the Company's participation in the Municipal Bond Insurance Association's guarantee of municipal bond obligations of $5.3 billion and $7.6 billion at December 31, 1997 and 1996, respectively. The bonds are generally rated A or above, and the Company's participation has been reinsured.

       It is not practicable to estimate a fair value for the Company's financial guarantees because there is no quoted market price for such contracts, it is not practicable to reliably estimate the timing and amount of all future cash flows due to the unique nature of each of these contracts, and the Company no longer writes such guarantees.

       LITIGATION

       In the ordinary course of business, the Company is a defendant or codefendant in various litigation matters other than environmental and asbestos claims. Although there can be no assurances, as of December 31, 1997, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

14.    RELATED PARTY TRANSACTIONS

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

       An affiliate maintains a short-term investment pool in which the Company participates. The positions of each company participating in the pool are calculated and adjusted daily. At December 31, 1997 and 1996, the pool totaled approximately $2.6 billion and $2.9 billion, respectively. The Company's share of the pool amounted to $1.2 billion and $1.9 billion at December 31, 1997 and 1996, respectively, and is included in short-term securities in the consolidated balance sheet.

       The Company participates in a stock option plan sponsored by Travelers Group Inc. that provides for the granting of stock options in Travelers Group Inc. common stock to officers and key employees. To further encourage employee stock ownership, during 1997 Travelers Group Inc. introduced the WealthBuilder stock option program. Under this program all employees meeting certain requirements have been granted Travelers Group Inc. stock options.

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

14.    RELATED PARTY TRANSACTIONS, CONTINUED

       Had the Company applied FAS 123 in accounting for Travelers Group Inc. stock options, net income and net income per share-assuming dilution would have been the pro forma amounts indicated below:

       (for the year ended December 31,                                    NET INCOME
       in millions, except per share amounts)                NET INCOME    PER SHARE
                                                             ----------    ---------
       1997
       Net income, as reported                                $ 1,236       $ 3.12
       FAS 123 pro forma adjustments, after tax                   (16)       (0.04)
                                                              -------       ------
         Net income, pro forma                                $ 1,220       $ 3.08
                                                              =======       ======


       1996
       Net income, as reported                                $   391       $ 1.02
       FAS 123 pro forma adjustments, after tax                    (6)       (0.01)
                                                              -------       ------
         Net income, pro forma                                $   385       $ 1.01
                                                              =======       ======

       1995
       Net income, as reported                                $   419       $ 1.28
       FAS 123 pro forma adjustments, after tax                    (2)           -
                                                              -------       ------
         Net income, pro forma                                $   417       $ 1.28
                                                              =======       ======

       Most leasing functions for TIGI and its subsidiaries are administered by the Company. See note 11.

       The Company leases furniture and equipment from subsidiaries of TIGI. The rental expense charged to the Company for this furniture and equipment was $48 million, $44 million and $39 million in 1997, 1996 and 1995, respectively.

       At December 31, 1996, the Company had an investment of $55 million in bonds of its affiliate, Commercial Credit Company. This is included in fixed maturities in the consolidated balance sheet.

       In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's length basis.

       The Company participates in reinsurance agreements with TIC and has participated in reinsurance agreements with TIGI. See note 5.

       The Company purchases annuities from affiliates to settle certain claims. Reinsurance recoverables at December 31, 1997 and 1996 included $795 million and $793 million, respectively, related to these annuities.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

15.    NONCASH FINANCING AND INVESTING ACTIVITIES

       Significant noncash financing activities include the transfer of approximately 328 million shares of Class B Common Stock to TIGI in exchange for the outstanding capital stock of The Travelers Indemnity Company in 1996. See note 2.

       Significant noncash investing activities include: a) the conversion of $8 million and $24 million of convertible preferred stock for $8 million and $24 million of common stock in 1997 and 1996, respectively; b) the conversion of $26 million, $38 million and $23 million of convertible bonds for $26 million, $38 million and $23 million of common stock in 1997, 1996 and 1995, respectively; c) the conversion of $81 million of real estate held for sale for $81 million of joint venture participation in 1997; d) the conversion of $31 million of convertible preferred stock for $31 million of convertible bonds in 1995; and e) the acquisition of real estate through foreclosures of mortgage loans amounting to $14 million and $13 million in 1996 and 1995, respectively.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

16.    SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                               FIRST         SECOND            THIRD       FOURTH
       1997 (in millions, except per share amounts)           QUARTER        QUARTER          QUARTER      QUARTER        TOTAL
                                                              -------        -------          -------      -------        -----
       Total revenues                                       $   2,431      $   2,431        $   2,507    $   2,542    $   9,911
       Total expenses                                           2,041          2,038            2,040        2,040        8,159
                                                            --------       --------         ---------    ---------    ---------
       Income before federal income taxes                         390            393              467          502        1,752
       Federal income tax expense                                 117            117              140          142          516
                                                            --------       --------         ---------    ---------    ---------
       Net income                                           $     273      $     276        $     327    $     360    $   1,236
                                                            =========      =========        =========    =========    =========
       Net income per common share                          $   0.68       $   0.69         $    0.83    $    0.92    $    3.13
       Net income per common share-
         assuming dilution                                  $   0.68       $   0.69         $    0.83    $    0.92    $    3.12
                                                            =========      =========        =========    =========    =========
       Common stock price
         High                                               $  39 5/8      $  40 3/8        $   43 9/16  $   45       $   45
         Low                                                $  31 3/4      $  31 3/8        $   37 7/8   $   34 7/8   $   31 3/8
         Close                                              $  31 3/4      $  39 7/8        $   40 1/2   $   44       $   44
       Dividends per share of common stock                  $  0.075       $  0.075         $  0.075     $   0.075    $   0.300
                                                            =========      =========        =========    =========    =========

                                                                FIRST         SECOND            THIRD       FOURTH
       1996 (in millions, except per share amounts)           QUARTER        QUARTER          QUARTER      QUARTER        TOTAL
                                                              -------        -------          -------      -------        -----
       Total revenues                                       $   1,152      $   2,202        $   2,452    $   2,391    $   8,197
       Total expenses                                           1,027          2,563            2,099        2,021        7,710
                                                            --------       --------         ---------    ---------    ---------
       Income (loss) before federal income taxes                  125           (361)             353          370          487
       Federal income tax expense (benefit)                        27           (145)             106          108           96
                                                            --------       --------         ---------    ---------    ---------
       Net income (loss)                                    $      98      $    (216)       $     247    $     262    $     391
                                                            =========      =========        =========    =========    =========
       Net income (loss) per common share                   $   0.30       $  (0.56)        $    0.62    $    0.65    $    1.02
       Net income (loss) per common share-
         assuming dilution                                  $   0.30       $  (0.56)        $    0.62    $    0.65    $    1.02
                                                            =========      =========        =========    =========    =========
       Common stock price
         High                                                     N/A      $     28 1/2     $    29 3/8  $    36      $   36
         Low                                                      N/A      $     26         $    23 1/8  $    28      $   23 1/8
         Close                                                    N/A      $     28 3/8     $    27 1/2  $    35 3/8  $   35 3/8
       Dividends per share of common stock                        N/A              -        $    0.075   $    0.075   $   0.150
                                                            =========      =========        =========    =========    =========

       Includes amounts related to Aetna P&C from April 2, 1996, the date of acquisition.

       1996 results include charges of $391 million and $32 million in the second and fourth quarter, respectively, related to the acquisition of Aetna P&C. See note 2.

       Due to changes in the number of average shares outstanding, quarterly earnings per share of common stock do not add to the total for the years.

       Common stock prices for the first quarter of 1996 are not applicable as shares began trading in April 1996.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Travelers Property Casualty Corp.:

We have audited the accompanying consolidated balance sheets of Travelers Property Casualty Corp. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Travelers Property Casualty Corp. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations, changes in stockholders' equity and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick LLP

Hartford, Connecticut
January 26, 1998, except for note 1,
Accounting Policies - Earnings per Share, as to which the date is February 3, 1998