Form 10-K, Exhibit 13
period 1998-12-31
TRAVELERS PROPERTY CASUALTY CORP
filed 1999-03-19
CIK 1010551

                                                                   Exhibit 13.01


               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES


SELECTED CONSOLIDATED FINANCIAL DATA
(In millions, except per share amounts)

------------------------------------------------------------------------------------------------------------------------
At and for the Year Ended December 31, (1)                     1998         1997         1996         1995         1994
------------------------------------------------------------------------------------------------------------------------
Total revenues                                               $10,451      $ 9,911      $ 8,197      $ 4,569      $ 4,168

Net income                                                   $ 1,343      $ 1,236      $   391      $   419      $   188


Total assets                                                 $51,274      $50,682      $49,779      $24,062      $22,481
Long-term debt                                               $ 1,250      $ 1,249      $ 1,249         --           --
TAP-obligated mandatorily redeemable securities
   of subsidiary trusts holding solely junior
   subordinated debt securities of TAP                       $   900      $   900      $   900         --           --
Stockholders' equity                                         $ 9,125      $ 7,777      $ 6,480      $ 3,601      $ 2,581
Stockholders' equity excluding accumulated other
   changes in equity from nonowner sources                   $ 8,204      $ 7,055      $ 6,195      $ 3,321      $ 3,024
Year-end common shares outstanding (2)                         391.9        393.1        399.6          N/A          N/A

Per common share data:
Net income (3, 5)                                            $  3.43      $  3.13      $  1.02      $  1.28      $  0.57
Net income-assuming dilution (4, 5)                          $  3.42      $  3.12      $  1.02      $  1.28      $  0.57
Cash dividends                                               $  0.40      $  0.30      $  0.15          N/A          N/A
Book value                                                   $ 23.28      $ 19.78      $ 16.22          N/A          N/A
Book value excluding accumulated other changes
   in equity from nonowner sources                           $ 20.93      $ 17.95      $ 15.50          N/A          N/A
------------------------------------------------------------------------------------------------------------------------

(1) Includes amounts related to Aetna P&C from April 2, 1996, the date of the acquisition.
(2) In April 1996, in conjunction with the acquisition of Aetna P&C, the Company issued common stock through its IPO. See Note 3 of Notes to consolidated financial statements.
(3) Net income per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period.
(4) Net income per common share-assuming dilution (diluted EPS) reflects the effect of potentially dilutive securities, principally stock-based incentive plans.
(5) For purposes of computing basic and diluted earnings per share for periods prior to the IPO, the 328 million shares of common stock issued to TIGI in April 1996 were assumed to be outstanding for all reported periods. See
     Note 3 of Notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Results of Operations reflect the consolidated results of operations of Travelers Property Casualty Corp. (TAP) and its subsidiaries (the Company).

CONSOLIDATED OVERVIEW
The Company provides a wide range of commercial and personal property and casualty insurance products and services to businesses, associations and individuals throughout the United States.

On October 8, 1998, Citicorp merged with and into a newly formed wholly-owned subsidiary of Travelers Group Inc. (Travelers Group) (the Merger), the indirect owner of approximately 84% of the outstanding common stock of TAP. Following the Merger, Travelers Group changed its name to Citigroup Inc. (Citigroup).

Upon consummation of the Merger, Citigroup became a bank holding company subject to the provisions of the Bank Holding Company Act of 1956 (the BHCA). The BHCA precludes a bank holding company and its affiliates from engaging in certain activities, generally including insurance underwriting. Under the BHCA in its current form, Citigroup has two years from the date it became a bank holding company to comply with all applicable provisions (the BHCA Compliance Period). The BHCA Compliance Period may be extended, at the discretion of the Federal Reserve Board, for three additional one-year periods so long as the extension is not deemed to be detrimental to the public interest.

It is not expected that the restrictions of the BHCA will impede the Company's existing businesses in any significant respect, although the Company may be limited in its ability to make certain acquisitions. At this time, the Company believes that its compliance with applicable laws associated with the Merger will not have a significant adverse effect on its financial condition or results of operations.

There is pending federal legislation that would, if enacted, amend the BHCA to authorize a bank holding company to own certain insurance underwriters. There is no assurance that such legislation will be enacted. At the expiration of the BHCA Compliance Period, the Company and Citigroup each will evaluate its alternatives in order to comply with whatever laws are then applicable.

On April 2, 1996, TAP purchased from Aetna Services, Inc. (Aetna) all of the outstanding capital stock of Travelers Casualty and Surety Company (formerly The Aetna Casualty and Surety Company) and The Standard Fire Insurance Company (collectively, Aetna P&C) for approximately $4.2 billion in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of Aetna P&C's operations only from the date of acquisition. For additional information about the financing of the purchase price see Note 3 of Notes to Consolidated Financial Statements.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1998

(in millions, except per share data)                        1998        1997          1996
-------------------------------------------------------------------------------------------
Revenues ...........................................      $10,451      $ 9,911      $ 8,197
-------------------------------------------------------------------------------------------
Net income (1) .....................................      $ 1,343      $ 1,236      $   391
Preferred dividends ................................         --           --              4
-------------------------------------------------------------------------------------------
Net income available to common stockholders ........      $ 1,343      $ 1,236      $   387
===========================================================================================
Net income per share - assuming dilution ...........      $  3.42      $  3.12      $  1.02
===========================================================================================
Weighted average number of common shares outstanding
and common stock equivalents - assuming dilution ...        392.7        395.8        379.8
-------------------------------------------------------------------------------------------

(1) Net income includes $93 million, $110 million and $12 million of realized investment gains in 1998, 1997 and 1996, respectively.

Net income was $1.343 billion in 1998, $1.236 billion in 1997 and $391 million in 1996. Net income included $423 million of net charges related to the acquisition and integration of Aetna P&C by the Company in 1996. The net acquisition-related charges included, on an after-tax basis, $318 million in reserve increases, net of reinsurance, primarily related to cumulative injury claims other than asbestos, insurance products involving financial guarantees, reserve strengthening, and assumed reinsurance, $55 million in an additional asbestos liability pursuant to an existing settlement agreement with a customer of Aetna P&C, $39 million in charges related to premium collection issues on loss sensitive programs, specifically large deductible products, a $27 million provision for uncollectibility of reinsurance recoverables of Aetna P&C determined by applying the Company's normal guidelines for estimating collectibility of such accounts, and $23 million in lease and severance costs of The Travelers Indemnity Company (Travelers Indemnity) related to the restructuring plan for the acquisition, partially offset by $39 million in decreases in Personal Lines automobile reserves.

Excluding realized investment gains and the net acquisition-related charges, operating income was $1.250 billion, $1.126 billion and $802 million in 1998, 1997 and 1996, respectively. The increase in 1998 from 1997 was primarily due to higher net investment income, lower environmental and cumulative injury incurred losses and expense reductions, partially offset by higher catastrophe and other weather-related losses and the difficult pricing environment in Commercial Lines. The increase in 1997 was due to higher net investment income, lower catastrophe losses, favorable reserve development in personal auto lines and expense reductions. The increase in 1997 was also due to the inclusion of the results of operations of Aetna P&C for twelve months in 1997 and only nine months in 1996.

Revenues of $10.451 billion in 1998 increased $540 million from 1997. Revenues of $9.911 billion in 1997 increased $1.714 billion from 1996. The 1998 increase was primarily attributable to growth in earned premiums, principally in Personal Lines, and higher net investment income, partially offset by lower fee income and lower realized investment gains. The 1997 increase was primarily attributable to the inclusion of Aetna P&C for the entire year compared to only nine months in 1996 and growth in Personal Lines earned premiums.

Commercial Lines earned premiums increased $217 million to $4.525 billion in 1998, reflecting lower ceded premiums in 1998 compared to 1997 as well as lower negative premium adjustments related to retrospectively rated policies. Commercial Lines earned premiums increased $613 million to $4.308 billion in 1997, primarily reflecting the post-acquisition results of operations for the entire year compared to only nine months in 1996. The increases in Commercial Lines earned premiums are net of continued decreases resulting from the Company's selective underwriting and market conditions characterized by difficult pricing and increased competition. Personal Lines earned premiums of $3.271 billion in 1998 increased $354 million from 1997. Personal Lines earned premiums of $2.917 billion in 1997 increased $594 million from $2.323 billion in 1996. These increases in earned premiums reflected growth in sales in target markets served by independent agents and growth in affinity marketing, joint marketing arrangements and TRAVELERS SECURE(R). The TRAVELERS SECURE(R) program markets Personal Lines products through the independent agents of Primerica Financial Services, a unit of Citigroup. The 1997 increase also reflects lower ceded premiums due to a change in a reinsurance arrangement in January 1997 and the post-acquisition results of operations for the entire year compared to only nine months in 1996.

Net investment income was $2.100 billion in 1998, an increase of $49 million from 1997, reflecting the higher level of invested assets in 1998, partially offset by an increase in tax-exempt securities in 1998. Net investment income was $2.051 billion in 1997, an increase of $395 million from 1996, reflecting the higher level of invested assets in 1997.

Fee income was $306 million in 1998, a $59 million decrease from 1997. Fee income was $365 million in 1997, a $27 million decrease from 1996. National Accounts within Commercial Lines is the primary source of fee income due to its service fee business. Fee income in both 1998 and 1997 was negatively impacted by the depopulation of involuntary pools serviced by the Company as the loss experience of workers' compensation improved and insureds moved to voluntary markets and the Company's success in lowering workers' compensation losses of service customers.

Claims and expenses of $8.614 billion in 1998 increased $455 million from 1997. This increase was primarily the result of higher catastrophe and other weather-related losses and higher claims related to the growth in premiums in Personal Lines, partially offset by a reduction in general and administrative expenses. Claims and expenses of $8.159 billion in 1997 increased $449 million from 1996. The increase was due to the post-acquisition results of operations for the entire year compared to only nine months in 1996, partially offset by acquisition-related expense reductions and lower catastrophe losses in 1997.

The Company's effective tax rate was 27%, 29% and 20% in 1998, 1997 and 1996, respectively. These rates differed from the statutory tax rate in those years primarily due to municipal bond interest not taxed for federal income tax purposes. The 1998 effective tax rate was lower than 1997 due to a proportionately larger amount of tax-exempt income versus pre-tax income in 1998. The 1997 effective tax rate was higher than 1996 due to a proportionately smaller amount of tax-exempt income versus pre-tax income in 1997.

The statutory and GAAP combined ratios were as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                                  1998         1997         1996
-----------------------------------------------------------------------------------------------------------------
STATUTORY:

     Loss and Loss Adjustment Expense (LAE) ratio...............................  73.6%        72.4%        85.5%
     Underwriting expense ratio.................................................  28.6         29.9         31.3
     Combined ratio before policyholder dividends............................... 102.2        102.3        116.8
     Combined ratio............................................................. 102.7        103.5        117.2
-----------------------------------------------------------------------------------------------------------------
GAAP:
     Loss and LAE ratio.........................................................  73.5%        72.3%        83.6%
     Underwriting expense ratio.................................................  29.1         29.6         33.2
     Combined ratio before policyholder dividends............................... 102.6        101.9        116.8
     Combined ratio............................................................. 103.1        102.6        117.4
-----------------------------------------------------------------------------------------------------------------


Beginning in 1997, for purposes of computing GAAP combined ratios, fee income is allocated as a reduction of losses and loss adjustment expenses and other underwriting expenses. Previously fee income was included with premiums for purposes of computing GAAP combined ratios. The 1996 GAAP combined ratio has been restated to conform to the current presentation.

GAAP combined ratios differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only. In addition, certain 1996 purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulted in a charge to statutory expenses.

The 1997 statutory and GAAP combined ratios include an adjustment in Commercial Lines due to a change to conform the Aetna P&C method with the Travelers Indemnity and its subsidiaries (Travelers P&C) method of recording certain net written premiums, and an adjustment in Personal Lines associated with a change in the quota share reinsurance arrangement. Excluding these adjustments, the statutory and GAAP combined ratios before policyholder dividends for 1997 would have been 102.5% and 102.7%, respectively. The decrease in the 1998 statutory and GAAP combined ratios compared to the 1997 statutory and GAAP combined ratios before policyholder dividends excluding these adjustments was due to continued productivity improvements and expense reductions, partially offset by higher catastrophe and other weather-related losses.

The decrease in the 1997 statutory and GAAP combined ratios excluding the adjustments noted above compared to 1996 was primarily attributable to charges taken in 1996 related to the acquisition and integration of Aetna P&C. Excluding these amounts, the statutory and GAAP combined ratios before policyholder dividends for 1996 would have been 106.3% and 107.0%, respectively. The decrease in the 1997 statutory and GAAP combined ratios excluding the adjustments noted above compared to the 1996 statutory and GAAP combined ratios excluding acquisition-related charges was due to lower catastrophe losses, favorable prior year reserve development in personal auto lines and expense reductions, partially offset by the inclusion in 1997 of Aetna P&C's results for the entire year compared to only nine months in 1996. Aetna P&C historically has had a higher underwriting expense ratio, partially offset by a lower loss and LAE ratio, which reflected the mix of business including the favorable effect of the lower loss and LAE ratio of the Bond Specialty business.

RESULTS OF OPERATIONS BY SEGMENT

COMMERCIAL LINES
(in millions)                                                                1998           1997            1996
-----------------------------------------------------------------------------------------------------------------
Revenues................................................................   $ 6,699        $ 6,557         $ 5,497
Net income (1)..........................................................   $ 1,018        $   946         $   197
-----------------------------------------------------------------------------------------------------------------

(1) Commercial Lines net income includes $76 million, $100 million and $17 million of realized investment gains in 1998, 1997 and 1996, respectively.

Net income was $1.018 billion in 1998, $946 million in 1997, and $197 million in 1996. Net income in 1996 included $453 million of after-tax charges related to the acquisition of Aetna P&C. These acquisition-related charges included $318 million in reserve increases, net of reinsurance, principally for cumulative injury other than asbestos, insurance products involving financial guarantees, reserve strengthening and assumed reinsurance, a $55 million provision for an additional asbestos liability related to an existing settlement agreement with a customer of Aetna P&C, a $39 million charge related to premium collection issues on loss sensitive programs, specifically large deductible products, a $22 million provision for uncollectibility of reinsurance recoverables of Aetna P&C determined by applying the Company's normal guidelines for estimating collectibility of such accounts, and $19 million in lease and severance costs related to the restructuring plan for the acquisition.

Commercial Lines operating income, which excludes realized investment gains in all years and the acquisition-related charges in 1996, was $942 million, $846 million and $633 million in 1998, 1997 and 1996, respectively. The 1998 increase compared to 1997 was due to increased after-tax net investment income, continued expense reductions and lower environmental and cumulative injury incurred losses, partially offset by increased losses from catastrophes and other weather-related events. The 1997 increase compared to 1996 was due to higher net investment income, lower catastrophe losses, expense savings associated with the acquisition and integration of Aetna P&C and the post-acquisition results of operations for the entire year compared to only nine months in 1996. Operating results also reflected market conditions characterized by difficult pricing and increased competition. The impact of this trend in market conditions on 1998 and 1997 operating results was offset by the factors previously indicated as well as a continued disciplined approach to underwriting and risk management.

Revenues of $6.699 billion in 1998 increased $142 million from 1997. Revenues of $6.557 billion in 1997 increased $1.060 billion from 1996. The 1998 increase reflected higher earned premiums and net investment income, partially offset by declines in fee income and realized investment gains. The 1997 increase was primarily attributed to the inclusion of Aetna P&C for the entire year compared to only nine months in 1996.

Commercial Lines net written premiums in 1998 totaled $4.614 billion, down $143 million from $4.757 billion in 1997, reflecting a $142 million adjustment in the first quarter of 1997 to net written premiums due to the change to conform the Aetna P&C method of recording certain net written premiums to the method employed by Travelers P&C. Without this adjustment, net written premiums were level with the prior year reflecting the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. Commercial Lines net written premiums totaled $4.757 billion in 1997, up $695 million from $4.062 billion in 1996 (excluding an adjustment associated with a reinsurance transaction), reflecting the inclusion in 1997 of Aetna P&C for the entire year compared to only nine months in 1996 and the $142 million adjustment noted above. This increase was offset in part by the highly competitive conditions in the marketplace and the Company's continued disciplined approach to underwriting and risk management.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Lines net written premiums totaled $4.757 billion in 1997, up $89 million from $4.668 billion in 1996. The 1997 increase was attributable to the change to conform the Aetna P&C method with the Travelers P&C method of recording net written premiums, partially offset by the highly competitive marketplace and the Company's disciplined approach to underwriting and risk management.

Fee income was $306 million, $365 million and $392 million in 1998, 1997 and 1996, respectively. The decreases in fee income were the result of the depopulation of involuntary pools serviced by the Company as the loss experience of workers' compensation improved and insureds moved to voluntary markets and the Company's continued success in lowering workers' compensation losses of service customers.

National Accounts works with national brokers and regional agents providing insurance coverages and services, primarily workers' compensation, mainly to large corporations. National Accounts also includes the alternative market business, which sells claims and policy management services to workers' compensation and automobile assigned risk plans and to self-insurance pools throughout the United States. National Accounts net written premiums were $625 million in 1998 compared to $657 million in 1997. This decrease was primarily due to a decrease in the Company's level of involuntary pool participation, the result of pricing declines due to the highly competitive marketplace, and the Company's continued disciplined approach to underwriting and risk management. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), National Accounts net written premiums of $657 million in 1997 decreased $195 million from 1996. The 1997 decrease was primarily due to a decrease in the Company's level of involuntary pool participation, the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management.

National Accounts new business and business retention ratio were virtually the same in 1998 as they were in 1997. National Accounts experienced an increase in claim service-only business as well as favorable results from continued product development efforts, especially in workers' compensation managed care programs. National Accounts new business in 1997 was significantly higher than in 1996 reflecting continued product development efforts, especially in workers' compensation managed care programs. National Accounts business retention ratio was also significantly higher in 1997 than in 1996, reflecting the Company's continued focus on retaining profitable business.

Commercial Accounts serves mid-size businesses for casualty products and both large and mid-size businesses for property products through a network of independent agents and brokers. Commercial Accounts net written premiums were $1.800 billion in 1998 compared to $1.986 billion in 1997. This decrease reflected a $127 million adjustment in the first quarter of 1997 to net written premiums due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums. Excluding this adjustment, net written premiums decreased $59 million reflecting pricing declines due to the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Accounts net written premiums of $1.986 billion in 1997 were $261 million above 1996 premium levels. The increase in 1997 reflected a $127 million adjustment due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums and the continued growth through programs designed to leverage underwriting experience in specific industries, partially offset by the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management.

For 1998, new premium business in Commercial Accounts significantly declined compared to 1997, reflecting the Company's focus on obtaining new accounts only where it can maintain its selective underwriting policy. The Commercial Accounts business retention ratio remained strong in 1998 and was virtually the same as 1997, reflecting the Company's focus on retaining profitable business. In 1997, new business in Commercial Accounts significantly improved compared to 1996, reflecting continued growth in programs designed to leverage underwriting expertise in specific industries. The Commercial Accounts business retention ratio in 1997 significantly improved compared to 1996. Commercial Accounts continues to focus on the retention of existing profitable business while maintaining its product pricing standards and its selective underwriting policy.

Select Accounts serves small businesses through a network of independent agents. Select Accounts net written premiums of $1.494 billion in 1998 increased $62 million from $1.432 billion in 1997. The 1997 amount included a first quarter increase of $15 million to net written premiums due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums. Excluding this adjustment, the increase in Select Accounts net written premiums reflected lower ceded premiums, partially offset by the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Select Accounts net written premiums of $1.432 billion for 1997 were $20 million higher than 1996. This increase reflected a $15 million adjustment due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums and the continued benefit from the broader industry and product line expertise of the combined company, partially offset by the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management.

New premium business in Select Accounts was moderately lower in 1998 compared to 1997 reflecting the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. Select Accounts business retention ratio remained strong in 1998 and was virtually the same as 1997. New premium business in Select Accounts was moderately higher in 1997 than in 1996 reflecting an increase due to the acquisition of Aetna P&C, partially offset by a decrease due to the competitive marketplace. The Select Accounts business retention ratio remained strong in 1997 and was moderately higher than in 1996, reflecting the Company's focus on retaining profitable business.

Specialty Accounts markets products to national, midsize and small customers and distributes them through both wholesale brokers and retail agents and brokers throughout the United States. Specialty Accounts net written premiums were $695 million in 1998 as compared to $682 million in 1997. This increase reflects strong production in excess and surplus lines, partially offset by a highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Specialty Accounts net written premiums of $682 million in 1997 were $3 million higher than 1996. The 1997 increase compared to 1996 was due to increased writings of its excess and surplus lines business, partially offset by lower directors' and officers' liability insurance writings due to the termination of an exclusive arrangement with a managing general agent.

Commercial Lines claims and expenses of $5.327 billion in 1998 increased $94 million from 1997, and decreased $59 million in 1997 compared to 1996. The 1998 increase was primarily attributable to higher catastrophe and other weather-related losses, partially offset by lower environmental and cumulative injury incurred losses and continued expense reductions. The 1997 decrease was primarily attributable to the net acquisition-related charges of $697 million associated with the acquisition of Aetna P&C in 1996, expense savings in 1997 and cost efficiencies in operations and in competitive workers' compensation managed care delivery programs, mostly offset by the inclusion in 1997 of Aetna P&C for the entire year compared to only nine months in 1996.

Catastrophe losses, net of tax and reinsurance, were $25 million, $5 million and $31 million in 1998, 1997 and 1996, respectively. The 1998 catastrophe losses were primarily due to Hurricane Georges in the third quarter and tornadoes in Nashville, Tennessee in the second quarter. The 1997 catastrophe losses were primarily due to tornadoes in the Midwest in the first quarter. Catastrophe losses in 1996 were primarily due to Hurricane Fran and December storms on the West Coast.

Statutory and GAAP combined ratios for Commercial Lines were as follows:

                                                                              1998             1997              1996
----------------------------------------------------------------------------------------------------------------------
STATUTORY:
     Loss and LAE ratio...................................................    78.5%            78.4%             96.2%
     Underwriting expense ratio...........................................    29.7             30.6              32.7
     Combined ratio before policyholder dividends.........................   108.2            109.0             128.9
     Combined ratio.......................................................   109.1            111.0             129.6
----------------------------------------------------------------------------------------------------------------------
GAAP:
     Loss and LAE ratio...................................................    78.4%            78.3%             92.8%
     Underwriting expense ratio...........................................    31.1             30.4              36.1
     Combined ratio before policyholder dividends.........................   109.5            108.7             128.9
     Combined ratio.......................................................   110.4            109.9             129.9
----------------------------------------------------------------------------------------------------------------------


Beginning in 1997, for purposes of computing GAAP combined ratios, fee income is allocated as a reduction of losses and loss adjustment expenses and other underwriting expenses. Previously fee income was included with premiums for purposes of computing GAAP combined ratios. The 1996 GAAP combined ratio has been restated to conform to the current presentation.

GAAP combined ratios for Commercial Lines differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only. In addition, certain 1996 purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulted in a charge to statutory expenses.

The 1997 statutory and GAAP combined ratios for Commercial Lines include an adjustment due to a change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums. Excluding this adjustment, the statutory and GAAP combined ratios before policyholder dividends for 1997 would have been 109.5% and 109.6%, respectively. The decrease in the 1998 statutory and GAAP combined ratios before policyholder dividends compared to the 1997 statutory and GAAP combined ratios before policyholder dividends excluding this adjustment was due to continued expense reductions and lower environmental and cumulative injury incurred losses, partially offset by higher catastrophe and other weather-related losses and lower fee income.

The decrease in the 1997 statutory and GAAP combined ratios, excluding the adjustment to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums, compared to 1996 were primarily attributable to the 1996 charges related to the acquisition and integration of Aetna P&C. Excluding these amounts, the statutory and GAAP combined ratios before policyholder dividends for 1996 would have been 110.0% and 111.3%, respectively. The decrease in the 1997 statutory and GAAP combined ratios, excluding the adjustment to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums, compared to the 1996 statutory and GAAP combined ratios, excluding acquisition-related charges, was due to lower catastrophe losses and reduced expenses, partially offset by the post-acquisition results of operations for the entire year compared to only nine months in 1996. Aetna P&C has historically had a higher underwriting expense ratio, partially offset by a lower loss ratio, which reflected the mix of business including the favorable effect of the lower loss ratio of the Bond Specialty business.

PERSONAL LINES
(in millions)                                                               1998            1997            1996
-----------------------------------------------------------------------------------------------------------------
Revenues................................................................   $ 3,743        $ 3,341         $ 2,685
Net income (1)..........................................................   $   437        $   413         $   282
-----------------------------------------------------------------------------------------------------------------

(1) Personal Lines net income includes $17 million and $10 million of realized investment gains in 1998 and 1997, respectively, and $5 million of realized investment losses in 1996.

Net income of $437 million in 1998 increased $24 million from $413 million in 1997, which increased $131 million from $282 million in 1996. Net income in 1996 included $30 million of net acquisition-related benefits.

Personal Lines operating income, which excludes realized investment gains and losses in all years and the net acquisition-related benefits in 1996, was $420 million, $403 million and $257 million in 1998, 1997 and 1996, respectively. The 1998 increase was primarily due to higher net investment income and higher profit from increased production, partially offset by higher catastrophe losses and a decrease in favorable prior year reserve development. The 1997 increase primarily reflected the inclusion in 1997 of Aetna P&C for the entire year compared to only nine months in 1996, lower catastrophe losses, an increase in favorable prior year reserve development of approximately $40 million primarily in the automobile bodily injury line and production-related growth, partially offset by investments in service centers and market expansions.

Revenues were $3.743 billion in 1998 compared to $3.341 billion in 1997 and $2.685 billion in 1996. Both the 1998 and 1997 increases, compared to 1997 and 1996, respectively, reflected growth in premiums in all distribution channels and higher net investment income. In addition, the 1997 increase compared to 1996 was partially attributable to lower ceded premiums due to a change in a reinsurance arrangement in January 1997. Personal Lines had approximately 5.1 million, 4.6 million and 4.4 million policies in force at December 31, 1998, 1997 and 1996, respectively.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Personal Lines net written premiums in 1998 totaled $3.490 billion compared to $3.074 billion in 1997 and $2.675 billion in 1996. The increases in 1998 and 1997 primarily reflected growth in sales in target markets served by independent agents and growth in affinity marketing, joint marketing arrangements and TRAVELERS SECURE(R). In addition, the 1997 increase compared to 1996 was partially attributable to lower ceded premiums due to a change in a reinsurance arrangement in January 1997. The growth in premiums from the independent agent distribution channel has been primarily due to pursuing transfers of books of business to the Company within certain independent insurance agencies. Frequently, Personal Lines will pay these agencies an incentive to cover their expenses related to the transfer and include a competitive inducement to move the book. Many independent agencies are consolidating their business to a smaller number of insurance carriers resulting in transfers of business to their preferred carriers.

Personal Lines claims and expenses of $3.104 billion in 1998 increased $380 million from 1997. This increase was primarily attributable to higher production-related claims and expenses associated with the growth in premiums and higher catastrophe losses. Claims and expenses of $2.724 billion in 1997 increased $457 million from 1996. This increase was primarily attributable to higher production, partially offset by lower catastrophe losses and favorable prior year reserve development in the automobile bodily injury line in 1997. The increase also reflects the post-acquisition results of operations for the entire year compared to only nine months in 1996.

Included in 1998 are after-tax catastrophe losses, net of reinsurance, of $44 million compared to $10 million in 1997 and $58 million in 1996. Catastrophe losses in 1998 were primarily due to Hurricanes Bonnie and Georges, severe first quarter winter storms and second and third quarter hail and wind storms. Catastrophe losses in 1996 were primarily due to Hurricane Fran, severe first quarter winter storms and second quarter hail and wind storms.

Statutory and GAAP combined ratios for Personal Lines were as follows:

                                                                              1998             1997              1996
----------------------------------------------------------------------------------------------------------------------
STATUTORY:
     Loss and LAE ratio....................................................   66.7%            63.5%             68.7%
     Underwriting expense ratio............................................   27.2             28.7              28.9
     Combined ratio........................................................   93.9             92.2              97.6
----------------------------------------------------------------------------------------------------------------------
GAAP:
     Loss and LAE ratio....................................................   66.7%            63.5%             68.8%
     Underwriting expense ratio............................................   26.5             28.3              28.3
     Combined ratio........................................................   93.2             91.8              97.1
----------------------------------------------------------------------------------------------------------------------


GAAP combined ratios for Personal Lines differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only. In addition, certain 1996 purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulted in a charge to statutory expenses.

The 1997 statutory and GAAP combined ratios for Personal Lines include an adjustment associated with a change in the quota share reinsurance arrangement. Excluding this adjustment, the 1997 statutory and GAAP combined ratios would have been 92.1% and 92.5%, respectively. The increase in the 1998 statutory and GAAP combined ratios compared to the 1997 statutory and GAAP combined ratios excluding this adjustment was primarily due to higher catastrophe and other weather-related losses and a decrease in favorable prior year reserve development, partially offset by a decrease in the underwriting expense ratio due to a lower commission expense ratio associated with the new distribution channels. The 1996 statutory and GAAP combined ratios for Personal Lines included a benefit resulting from the Company's review of reserves associated with the acquisition of Aetna P&C. Excluding this item, the 1996 statutory and GAAP combined ratios were 100.1% and 99.7%, respectively. The decrease in the 1997 statutory and GAAP combined ratios, excluding the adjustment associated with a change in the quota share reinsurance arrangement, compared to the 1996 statutory and GAAP combined ratios, excluding the benefit associated with the acquisition of Aetna P&C, was due to lower catastrophe losses and favorable prior year reserve development, primarily in the automobile bodily injury line.

OTHER REVENUES AND NET LOSS
(in millions)                                                                1998            1997            1996
------------------------------------------------------------------------------------------------------------------
Revenues................................................................    $    9          $   13          $  15
Net loss................................................................    $ (112)         $ (123)         $ (88)
------------------------------------------------------------------------------------------------------------------

The primary component of net loss for 1998, 1997 and 1996 was after-tax interest expense of $105 million, $106 million and $77 million, respectively, reflecting financing costs associated with the acquisition of Aetna P&C.

ENVIRONMENTAL CLAIMS
As a result of various state and federal regulatory efforts aimed at environmental remediation, the insurance industry has been, and continues to be, involved in extensive litigation involving policy coverage and liability issues. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") was first enacted in 1980, and significantly expanded in 1984. CERCLA enables private parties and the federal and state governments to take action with respect to releases and threatened releases of hazardous substances and to recover their response costs from certain liable parties or such parties may be ordered to undertake remedial action directly. Liability under CERCLA may be joint and several with other responsible persons. In addition to the regulatory pressures, the Company believes that certain court decisions have expanded insurance coverage beyond the original intent of the insurers and insureds, frequently involving policies that were issued prior to the mid-1970s. The results of court decisions affecting the industry's coverage positions continue to be inconsistent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remain uncertain.

The Company continues to receive claims alleging liability exposures arising out of insureds' alleged disposition of toxic substances. These claims when submitted rarely indicate the monetary amount being sought by the claimant from the insured and the Company does not keep track of the monetary amount being sought in those few claims which indicated such a monetary amount.

The Company's reserves for environmental claims are not established on a claim-by-claim basis. An aggregate bulk reserve is carried for all of the Company's environmental claims that are in the dispute process, until the dispute is resolved. This bulk reserve is established and adjusted based upon the aggregate volume of in-process environmental claims and the Company's experience in resolving such claims. At December 31, 1998, approximately 19% of the net environmental loss reserve (i.e., approximately $155 million) consists of case reserve for resolved claims. The balance, approximately 81% of the net aggregate reserve (i.e., approximately $677 million), is carried in a bulk reserve and includes incurred but not reported environmental claims for which the Company has not received any specific claims.

The Company's reserving methodology is preferable to one based on "identified claims" since the resolution of environmental exposures by the Company generally occurs on an insured-by-insured basis as opposed to a claim-by-claim basis. The nature of the resolution is through coverage litigation, which often pertains to more than one claim, as well as through a settlement with an insured. Generally, the settlement between the Company and the insured extinguishes any obligation the Company may have under any policy issued to the insured for past, present and future environmental liabilities. This form of settlement is commonly referred to as a "buy-back" of policies for future environmental liability. Additional provisions of these agreements include appropriate indemnities and hold harmless provisions to protect the Company. The Company's general purpose in executing such agreements is to reduce its potential environmental exposure and eliminate both the risks presented by coverage litigation with the insured and the cost of such litigation.

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

The duration of the Company's investigation and review of such claims and the extent of time necessary to determine an appropriate estimate, if any, of the value of the claim to the Company, vary significantly and are dependent upon a number of factors. These factors include, but are not limited to, the cooperation of the insured in providing claim information, the pace of underlying litigation or claim processes, the pace of coverage litigation between the insured and the Company and the willingness of the insured and the Company to negotiate, if appropriate, a resolution of any dispute between them pertaining to such claims. Since the foregoing factors vary from claim to claim and insured by insured, the Company cannot provide a meaningful average of the duration of an environmental claim. However, based upon the Company's experience in resolving such claims, the duration may vary from months to several years.

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

In addition, the Company establishes claim files for environmental claims brought by individual claimants who allege injury or damage as a result of the discharge of wastes or pollutants allegedly by the policyholder. As it pertains to such claims tendered on policies issued by Travelers P&C, the Company establishes a claim file on a per claim, per insured, per site basis. For example, if one hundred claimants file a lawsuit against five policyholders alleging bodily injury and property damage as a result of the discharge of wastes or pollutants, one thousand claims (five hundred for the bodily injury claims and five hundred for the property damage claims) would be established.

As it pertains to environmental claims brought by individual claimants and tendered on Aetna P&C policies, the Company establishes claim files on a per insured, per site basis due to current claim system limitations. For example, if one hundred claimants file a lawsuit against five policyholders alleging bodily injury and property damage as a result of the discharge of wastes or pollutants, five claims would be established for all the bodily injury claims and five claims would be established for all of the property damage claims.

As of December 31, 1998, calculated as described above, the Company had approximately 43,400 pending environmental-related claims tendered by 1,185 active policyholders. Of the total pending environmental-related claims, 31,100 claims relate to Travelers P&C policies tendered by 470 policyholders and 12,300 claims relate to Aetna P&C policies tendered by 810 policyholders. Approximately 95 of these Aetna P&C policyholders are also included in the 470 Travelers P&C policyholders' count. The pending environmental-related claims represent federal or state EPA-type claims as well as plaintiffs' claims alleging bodily injury and property damage due to the discharge of waste or pollutants allegedly by the policyholder.

The following table displays activity for environmental losses and loss expenses and reserves for 1998, 1997 and 1996.

ENVIRONMENTAL LOSSES
(in millions)                                                              1998          1997            1996
--------------------------------------------------------------------------------------------------------------
Beginning reserves:
   Direct............................................................     $1,193        $1,369         $  454
   Ceded.............................................................        (74)         (127)           (50)
--------------------------------------------------------------------------------------------------------------
     Net.............................................................      1,119         1,242            404

Acquisition of Aetna P&C:
   Direct............................................................          -             -            968
   Ceded.............................................................          -             -            (39)

Incurred losses and loss expenses:
   Direct............................................................        123            79            114
   Ceded.............................................................        (73)          (14)           (52)

Losses paid:
   Direct ...........................................................        388           271            167
   Ceded.............................................................        (51)          (67)           (14)

Other:
   Direct............................................................          -            16              -
   Ceded.............................................................          -             -              -
--------------------------------------------------------------------------------------------------------------
Ending reserves:
   Direct............................................................        928         1,193          1,369
   Ceded.............................................................        (96)          (74)          (127)
--------------------------------------------------------------------------------------------------------------
     Net.............................................................     $  832        $1,119         $1,242
==============================================================================================================


In the above table, "Other" represents reallocation of certain general liability reserves to environmental reserves in 1997.

As indicated by the preceding table, the Company experienced in 1998 an increase in paid activity for environmental losses over the previous two years. As anticipated, this paid activity resulted in a significant reduction in the number of coverage litigation disputes pending at year end 1998 as well as a further reduction in the number of policyholders with active environmental claims.

As of December 31, 1998, the number of policyholders with pending coverage litigation disputes pertaining to environmental claims was 404, approximately 24% less than the number pending as of December 31, 1997. The Company generally has been successful in resolving its coverage litigation disputes and continues to reduce its potential exposure through favorable settlements with certain insureds. These settlement agreements with certain insureds are based on the variables presented in each piece of coverage litigation. Generally the settlement dollars paid in disputed coverage claims are a percentage of the total coverage sought by such insureds. Based upon the Company's reserving methodology and the experience of its historical resolution of environmental exposures, it believes that the environmental reserve position is appropriate. As of December 31, 1998, the Company, for approximately $1.44 billion, has resolved the environmental liabilities presented by 4,475 of the 5,660 policyholders who have tendered environmental claims to the Company. This resolution comprises 79% of the policyholders who have tendered such claims. The Company has reserves of approximately $572 million included in its bulk reserve relating to the remaining 1,185 policyholders (21% of the total) with unresolved environmental claims, as well as for any other policyholder that may tender an environmental claim in the future.

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

At December 31, 1998, approximately 21% of the net aggregate reserve (i.e., approximately $210 million) is for pending asbestos claims. The balance, approximately 79% (i.e., approximately $776 million) of the net asbestos reserve, represents incurred but not reported losses for which the Company has not received any specific claims.

In general, the Company posts case reserves for pending asbestos claims within approximately 30 business days of receipt of such claims. The following table displays activity for asbestos losses and loss expenses and reserves for 1998, 1997 and 1996.

ASBESTOS LOSSES
(in millions)                                                              1998          1997            1996
--------------------------------------------------------------------------------------------------------------
Beginning reserves:
   Direct.............................................................    $1,363        $1,443         $  695
   Ceded..............................................................      (249)         (370)          (293)
--------------------------------------------------------------------------------------------------------------
     Net..............................................................     1,114         1,073            402

Acquisition of Aetna P&C:
   Direct.............................................................         -             -            801
   Ceded..............................................................         -             -           (121)

Incurred losses and loss expenses:
   Direct.............................................................       135            87            120
   Ceded..............................................................       (69)          (18)           (35)

Losses paid:
   Direct ............................................................       246           174            173
   Ceded..............................................................       (52)         (140)           (79)

Other:
   Direct.............................................................         -             7              -
   Ceded..............................................................         -            (1)             -
--------------------------------------------------------------------------------------------------------------
Ending reserves:
   Direct.............................................................     1,252         1,363          1,443
   Ceded..............................................................      (266)         (249)          (370)
--------------------------------------------------------------------------------------------------------------
     Net..............................................................    $  986        $1,114         $1,073
==============================================================================================================

In the above table, "Other" represents reallocation of certain reserves to asbestos reserves in 1997.

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

The following factors are evaluated in projecting the ultimate reserve for asbestos-related claims: available insurance coverage; limits and deductibles; an analysis of each policyholder's potential liability; jurisdictional involvement; past and projected future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance; and applicable coverage defenses, if any. Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for a policyholder by policy year, a ceded projection is calculated based on any applicable facultative and treaty reinsurance, and past ceded experience. In addition, a similar review is conducted for asbestos property damage claims. However, due to the relatively minor claim volume, these reserves have remained relatively unchanged.

As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1998 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations as well as changes in legislation applicable to such claims. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

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

At December 31, 1998, approximately 17% of the net aggregate reserve (i.e., approximately $163 million) is for pending CIOTA claims. The balance, approximately 83% (i.e., approximately $791 million) of the net CIOTA reserve, represents incurred but not reported losses for which the Company has not received any specific claims.

In general, the Company posts case reserves for pending CIOTA claims within approximately 30 business days of receipt of such claims. The following table displays activity for CIOTA losses and loss expenses and reserves for 1998, 1997 and 1996.

CIOTA LOSSES
(in millions)                                                              1998          1997           1996
--------------------------------------------------------------------------------------------------------------
Beginning reserves:
   Direct.............................................................    $1,520        $1,560         $  374
   Ceded..............................................................      (432)         (446)             -
--------------------------------------------------------------------------------------------------------------

     Net..............................................................     1,088         1,114            374

Acquisition of Aetna P&C:
   Direct.............................................................         -             -            709
   Ceded..............................................................         -             -           (293)

Incurred losses and loss expenses:
   Direct.............................................................       (31)           32            565
   Ceded..............................................................        29            (6)          (155)

Losses paid:
   Direct ............................................................       143            72             88
   Ceded..............................................................       (11)          (20)            (2)
--------------------------------------------------------------------------------------------------------------

Ending reserves:
   Direct.............................................................     1,346         1,520          1,560
   Ceded..............................................................      (392)         (432)          (446)
--------------------------------------------------------------------------------------------------------------
     Net..............................................................    $  954        $1,088         $1,114
==============================================================================================================


INVESTMENT PORTFOLIO
At December 31, 1998, the carrying value of the Company's investment portfolio was $31.9 billion, representing 62% of total assets of $51.3 billion. The average yield (excluding realized and unrealized investment gains) was 7.4%, 7.4% and 7.0% for the years ended December 31, 1998, 1997 and 1996, respectively. The after-tax average yield (excluding realized and unrealized investment gains) was 5.2%, 5.0% and 4.9% for the years ended December 31, 1998, 1997 and 1996, respectively. Because the primary purpose of the investment portfolio is to fund future claims payments, the Company employs a conservative investment philosophy. The Company's fixed maturity portfolio at December 31, 1998 totaled $28.0 billion, comprised of $25.9 billion of publicly traded fixed maturities and $2.1 billion of private fixed maturities. The weighted average quality ratings of the Company's publicly traded fixed maturity portfolio and private fixed maturity portfolio at December 31, 1998 were Aa2 and A3, respectively. Included in the fixed maturity portfolio at such date was approximately $1.2 billion of below investment grade securities. The average duration of the fixed maturity portfolio, including short-term investments, was
5.4 years at such date.

The following table sets forth the Company's combined fixed maturity investment portfolio classified by Moody's Investor's Service Inc. ratings as of December 31, 1998:

                                                                                                           PERCENT OF
(in millions)                                                                 CARRYING VALUE          TOTAL CARRYING VALUE
--------------------------------------------------------------------------------------------------------------------------
QUALITY RATING:
   Aaa.....................................................................   $    13,220                    47.2%
   Aa......................................................................         5,508                    19.7
   A.......................................................................         4,926                    17.6
   Baa.....................................................................         3,161                    11.3
--------------------------------------------------------------------------------------------------------------------------
   Total investment grade..................................................        26,815                    95.8
   Non-investment grade....................................................         1,162                     4.2
--------------------------------------------------------------------------------------------------------------------------
Total fixed maturity investments...........................................   $    27,977                   100.0%
==========================================================================================================================

The Company makes investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

At December 31, 1998, the Company held CMOs with a market value of $2.3 billion. Approximately 69% of CMO holdings were fully collateralized by GNMA, FNMA or FHLMC securities at such date, and the balance were fully collateralized by portfolios of individual mortgage loans. In addition, the Company held $2.1 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1998. Virtually all of these securities are rated Aaa.

DISCLOSURES ABOUT MARKET RISK

Market Risk
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of the Company's primary market risk exposures and how those exposures are currently managed as of December 31, 1998. The Company's market risk sensitive instruments are entered into for purposes other than trading.

The carrying value of the Company's investment portfolio as of December 31, 1998 and 1997 was $31.9 billion and $31.0 billion, respectively, of which 88% was invested in fixed maturity securities at both dates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. The Company's exposure to equity price risk and foreign exchange risk is not significant. The Company has no direct commodity risk.

For fixed maturity securities, short-term liquidity needs and the potential liquidity needs of the business are key factors in managing the portfolio. The portfolio duration relative to the liabilities' duration is primarily managed through cash market transactions. For additional information regarding the Company's objectives and strategies pertaining to the investment portfolio, see "Investment Portfolio" above.

For the Company's investment portfolio, there were no significant changes in the Company's primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 1997. The Company does not currently anticipate significant changes in its primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

The primary market risk for all of the Company's long-term debt and mandatorily redeemable securities of subsidiary trusts (trust securities) is interest rate risk at the time of refinancing. All of the Company's fixed rate debt is non-redeemable and the fixed rate trust securities are not redeemable until April 30, 2001 at the earliest. The Company will continue to monitor the interest rate environment and to evaluate refinancing opportunities as the maturity/redemption date approaches. For additional information regarding the Company's long-term debt and trust securities see Notes 8 and 10 of Notes to Consolidated Financial Statements and "Liquidity and Capital Resources" below.

Sensitivity Analysis
Sensitivity analysis is defined as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In the Company's sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible near-term changes in those rates. The term "near-term" means a period of time going forward up to one year from the date of the consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in this disclosure, especially since this sensitivity analysis does not reflect the results of any actions that would be taken by the Company to mitigate such hypothetical losses in fair value.

In this sensitivity analysis model, the Company uses fair values to measure its potential loss. The sensitivity analysis model includes the following financial instruments: fixed maturities, interest-bearing non-redeemable preferred stocks, mortgage loans, short-term securities, cash, investment income accrued, commercial paper, long-term debt, fixed rate trust securities and derivative financial instruments. The primary market risk to the Company's market sensitive instruments is interest rate risk. The sensitivity analysis model uses a 100 basis point change in interest rates to measure the hypothetical change in fair value of financial instruments included in the model.

For invested assets, duration modeling is used to calculate changes in fair values. Durations on invested assets are adjusted for call, put and interest rate reset features. Duration on tax exempt securities is adjusted for the fact that the yield on such securities is less sensitive to changes in interest rates compared to Treasury securities. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of December 31, 1998 and 1997.

For long-term debt and fixed rate trust securities, the change in fair value is determined by calculating hypothetical December 31, 1998 and 1997 ending prices based on yields adjusted to reflect a 100 basis point change, comparing such hypothetical ending prices to actual ending prices, and multiplying the difference by the par or securities outstanding.

The sensitivity analysis model used by the Company produces a loss in fair value of market sensitive instruments of $1.4 billion and $1.3 billion based on a 100 basis point increase in interest rates as of December 31, 1998 and 1997, respectively. This loss value only reflects the impact of an interest rate increase on the fair value of the Company's financial instruments, which constitute approximately 60% of total assets and approximately 5% of total liabilities as of December 31, 1998 and approximately 59% of total assets and approximately 5% of total liabilities as of December 31, 1997. As a result, the loss value excludes a significant portion of the Company's consolidated balance sheet which would materially mitigate the impact of the loss in fair value associated with a 100 basis point increase in interest rates.

For example, certain non-financial instruments, primarily insurance accounts for which the fixed maturity portfolio's primary purpose is to fund future claims payments, are not reflected in the development of the above loss value. These non-financial instruments include premium balances receivable, reinsurance recoverables, claims and claim adjustment expense reserves and unearned premium reserves. The Company's sensitivity model also calculates a potential loss in fair value with the inclusion of these non-financial instruments. For non-financial instruments, changes in fair value are determined by calculating the present value of the estimated cash flows associated with such instruments using risk-free rates as of December 31, 1998 and 1997, calculating the resulting duration, then using that duration to determine the change in value for a 100 basis point change.

Based on the sensitivity analysis model used by the Company, the loss in fair value of market sensitive instruments, including these non-financial instruments, as a result of a 100 basis point increase in interest rates as of December 31, 1998 and 1997 is not material.

OUTLOOK
A variety of factors continue to affect the property and casualty insurance market and the Company's core business outlook, including the competitive pressures affecting pricing and profitability, inflation in the cost of medical care and litigation.

Commercial Lines
Commercial Lines operating results for 1998 reflected the negative impact of pricing declines in all markets. This trend in market conditions, characterized by difficult pricing and increased competition, continued from prior years.

In National Accounts, where programs include risk transfer and risk service, such as claims settlement, loss control and risk management services, and are generally offered in connection with a large deductible or self-insured program, or a guaranteed cost or retrospectively rated insurance policy, pricing declines have continued. This business continues to reflect the negative impact of price declines as evidenced by the decrease in premium and fee levels and, more importantly, in the narrowing of profit margins earned on this business. Additionally, there has been an increasing trend in this marketplace for guaranteed cost products at what the Company believes are inadequate price levels.

For Commercial Accounts and Select Accounts, the highly competitive marketplace and soft underwriting cycle continue to pressure the pricing of guaranteed cost products. Premiums on this business continue to reflect price declines, and have not kept pace with loss cost inflation in recent years. The impact of this negative trend in market conditions and resultant price declines has been partially offset by a continued disciplined approach to underwriting and risk management by the Company. The Company's focus is to retain existing profitable business and obtain new accounts only where it can maintain its selective underwriting policy. The Company continues to adhere to strict guidelines to maintain high quality underwriting and to focus on its core product lines and markets, with particular emphasis on both product and industry specialization.

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

The combination of price declines associated with the highly competitive marketplace and the Company's selective underwriting criteria has had an adverse impact on premium and fee levels during the past several years. If the competitive pressures on pricing do not improve in 1999, these factors may continue to affect premium and fee levels unfavorably. Although the Company believes that pricing in the Commercial Lines marketplace will continue to be very competitive in 1999, recent data has suggested that the pricing environment may be stabilizing.

Alliance with Winterthur International
In December 1998, the Company announced a global strategic relationship with Winterthur International, which markets a variety of commercial lines products to multinational corporations. The Company expects that Travelers/Winterthur International will allow it to participate in business requiring international underwriting and insurance services.

Personal Lines
Personal Lines strategy includes control of operating expenses to improve competitiveness and profitability, growth in sales through independent agents and continued expansion of new marketing channels to broaden distribution to a wider customer base. Personal Lines is continuing its state by state rollout of nonstandard auto insurance to broaden its product capabilities. These growth strategies also provide opportunities to leverage the existing cost structure and achieve economies of scale. In addition, Personal Lines continues to take action to control its exposure to catastrophe losses, including limiting the writing of new homeowners business in certain markets and implementing price increases in certain hurricane-prone areas, subject to restrictions imposed by insurance regulatory authorities.

The personal auto insurance marketplace has become more competitive in 1998 as some personal auto carriers have reduced prices in selected markets. This trend is expected to continue in 1999.

Travelers Group Inc. Merger with Citicorp
As a result of the Merger, the Company has developed and made investments in various cross-selling opportunities to Citicorp's customers including selling Personal Lines products through referrals from the call centers servicing Citibank's credit card operations, selling Commercial Lines products to Citicorp's small business clientele and distributing an array of bank products through the independent agent distribution channel. The Company continues to focus its efforts and investments in those opportunities with the greatest sales and profit potential.

Property and Casualty Insurance Industry
The property and casualty insurance industry in the United States continues to consolidate. The Company's strategic objectives are to enhance its position as a consistently profitable market leader and to become a low-cost provider of property and casualty insurance in the United States, as the industry consolidates.

In relation to the Company's objective of being a low-cost provider of property and casualty insurance, an emphasis on claim payout and performance and enhanced productivity efforts are expected to continue.

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

As required by various state laws and regulations, TAP's insurance subsidiaries are subject to assessments from state-administered guaranty associations, second injury funds and similar associations. Management believes that such assessments will not have a material impact on the Company's results of operations, except for the effect of the cumulative catch-up adjustment associated with the adoption of Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (see Note 1 of Notes to Consolidated Financial Statements), financial condition or liquidity.

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

LIQUIDITY AND CAPITAL RESOURCES
TAP was formed in January 1996 to hold the property and casualty insurance subsidiaries of The Travelers Insurance Group Inc. (TIGI). TIGI contributed to TAP all of the outstanding shares of common stock of Travelers Indemnity on April 1, 1996. On April 2, 1996, TAP acquired the domestic property and casualty insurance subsidiaries of Aetna for approximately $4.2 billion. TAP is a holding company and has no direct operations. TAP's principal asset is the capital stock of its insurance subsidiaries. For a description of the acquisition and the manner in which it was funded, see Note 3 of Notes to Consolidated Financial Statements.

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

Net cash flows are generally invested in marketable securities. The Company closely monitors the duration of these investments, and investment purchases and sales are executed with the objective of having adequate funds available to satisfy the Company's maturing liabilities. As the Company's investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations and/or rebalance asset portfolios. The Company's invested assets at December 31, 1998 totaled $31.9 billion and consisted primarily of highly liquid public debt securities of $25.9 billion, private debt securities of $2.1 billion, equity securities of $828 million, mortgage loans and real estate of $657 million, short-term investments of $1.6 billion and other investments of $827 million.

Cash flow needs at TAP include stockholder dividends and debt service. TAP meets its cash flow needs primarily through dividends from operating subsidiaries. In addition, TAP has a revolving credit facility in the amount of $250 million with a syndicate of banks (the Credit Facility). Under this facility, which expires in December 2001, TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1998, this requirement was exceeded by approximately $4.2 billion. In addition, the Credit Facility places restrictions on the amount of consolidated debt TAP can incur. At December 31, 1998, there were no borrowings outstanding under this facility. If TAP had borrowings under this facility, the interest rate would be based upon LIBOR plus a negotiated margin. TAP compensates the banks for the Credit Facility through commitment fees. TAP also issues commercial paper directly to investors and maintains unused credit availability under the Credit Facility at least equal to the amount of commercial paper outstanding. At December 31, 1998, TAP had no commercial paper outstanding. TAP also currently has available to it a $200 million line of credit for working capital and other general corporate purposes from a subsidiary of Citigroup. The lender has no obligation to make any loan to TAP under this line of credit.

As more fully described in Note 3 of Notes to Consolidated Financial Statements, on April 24, 1996 TAP sold in a public offering $500 million of 6-3/4% Notes due April 15, 2001 and $200 million of 7-3/4% Notes due April 15, 2026, in connection with the acquisition of Aetna P&C. During the remainder of 1996, TAP also sold $200 million of 6-3/4% Notes due September 1, 1999, $200 million of 6-1/4% Notes due October 1, 1999 and $150 million of 6-3/4% Notes due November 15, 2006. At December 31, 1998, TAP had issued a total of $1.25 billion of, and had $750 million available for, debt offerings under its shelf registration statement.

Because the principal operating subsidiaries of the Company are Connecticut insurance companies, the amount of dividends that each entity may pay to the parent company is restricted. The insurance holding company law of Connecticut requires notice to, and approval by, the state insurance commissioner for the declaration or payment of any dividend that together with other distributions made within the preceding twelve months exceeds the greater of (i) 10% of the insurer's surplus or (ii) the insurer's net income for the twelve-month period ended the preceding December 31st, in each case determined in accordance with statutory accounting practices. Such declaration or payment is further limited by adjusted unassigned funds (surplus), as determined in accordance with statutory accounting practices. The insurance holding company laws of other states in which the Company's subsidiaries are domiciled generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. In 1999, dividend payments to TAP from its insurance subsidiaries are limited to $1.0 billion without prior approval of the Connecticut Insurance Department.

In addition, pursuant to an intercompany agreement, TAP may not pay any dividends on its common stock without the prior written consent of Citigroup, so long as Citigroup maintains certain minimum beneficial ownership requirements of the common stock. That agreement also limits the Company's ability to incur indebtedness, issue equity securities and make certain capital expenditures, among other things, without the prior written consent of Citigroup.

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for property-casualty companies to be used as minimum capital requirements by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 1998, all of the Company's insurance subsidiaries had adjusted capital in excess of amounts requiring any company or regulatory action.

The Company has a net deferred tax asset of $1.1 billion at December 31, 1998 which relates to temporary differences that are expected to reverse as net ordinary deductions for tax purposes. Management believes that the realization of the recognized net deferred tax asset of $1.1 billion is more likely than not based on existing carryback ability and expectations as to future taxable income. The Company is a member of a subgroup of companies comprised of TIGI and its non-life insurance subsidiaries. This subgroup is included in the consolidated federal income tax return filed by Citigroup. Citigroup has reported pre-tax financial statement income from continuing operations exceeding $10 billion on average over the last three years and has generated federal taxable income exceeding $8 billion on average each year during this same period.

Certain of the Company's loss reserves are for environmental and asbestos claims. The Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity. See the discussion of environmental and asbestos claims above.

In connection with the 1992 sale of American Re-Insurance Company (Am Re) by Aetna P&C, Am Re and Aetna P&C entered into a reinsurance agreement that provides that to the extent Am Re incurred losses in 1991 and prior that were still outstanding at January 1, 1992 in excess of $2.7 billion, Aetna P&C has an 80% participation in payments on those losses up to a maximum payment by Aetna P&C of $500 million. This agreement has been accounted for as a deposit and a liability has been established for the expected payout under the agreement.

On June 23, 1997, the Company repurchased, in the aggregate, 6,600,102 shares of its Class A Common Stock held by Aetna, J.P. Morgan Capital Corporation, Fund American Enterprise Holdings, Inc. and The Trident Partnership, L.P. (collectively, the "Private Investors") for a total purchase price of approximately $241 million, representing a discount to the then current market price. The repurchases represented 20% of the holdings of each of the Private Investors.

On October 24, 1997, the Company filed a registration statement covering 14,200,207 shares of Class A Common Stock which were sold by the Private Investors. Except for underwriting commissions, all expenses incurred in connection with the sale were paid by the Company. The Company did not receive any proceeds from this sale of the Class A Common Stock. The sale represented approximately 54% of the remaining holdings of each of the Private Investors.

On January 19, 1999 and January 28, 1998, the Company, through the Travelers Property Casualty Corp. Capital Accumulation Plan, reissued 476,431 and 763,654 shares, respectively, of treasury stock in the form of restricted Class A Common Stock to participating officers and other key employees. Previously, on January 22, 1997, the Company issued 413,578 shares of the Company's Class A Common Stock and reissued 502,430 shares of treasury stock in the form of restricted Class A Common Stock to participating officers and other key employees. The fair market values per share of the 1999, 1998 and 1997 restricted stock awards at the grant date were $31.88, $43.71 and $37.58, respectively. The restricted stock generally vests after a three-year period. Except under limited circumstances, the stock cannot be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. Unearned compensation expense associated with the restricted stock grant represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period. The after-tax compensation cost charged to earnings for these restricted stock awards was $12 million, $7 million and zero for the years ended December 31, 1998, 1997 and 1996, respectively. At December 31, 1998, there were 2,320,338 shares available for future grants under TAP's restricted stock plan.

On August 12, 1998, TAP's Board of Directors authorized the expenditure of up to $150 million for the repurchase of its Class A Common Stock. The repurchases may be made from time to time in the open market or through negotiated transactions and will be used primarily for the issuance of stock for employee benefit plans. At December 31, 1998, TAP had repurchased $62 million of its common stock pursuant to the repurchase program.

YEAR 2000 DATE CONVERSION

The Company is highly dependent on computer systems and system applications for conducting its ongoing business functions. In 1996, the Company began the process of identifying, evaluating and implementing changes to computer programs necessary to address the Year 2000 issue. This issue involves the ability of computer systems that have time sensitive programs to recognize properly the year 2000. The inability to do so could result in major failures or miscalculations that would disrupt the Company's ability to meet its customer and other obligations on a timely basis.

The Company has achieved substantial compliance with respect to its business critical systems in accordance with its Year 2000 plan and is in the process of certification to validate compliance. The Company anticipates completing the certification process by June 30, 1999. An ongoing re-certification process will be put in place for the third and fourth quarter of 1999 to ensure all systems and products remain compliant.

The total pre-tax cost associated with the required modifications and conversions is expected to be approximately $52 million and is being expensed as incurred in the period 1996 through 1999. The Company has incurred approximately $42 million to date on these efforts. The Company also has third party customers, financial institutions, vendors and others with whom it conducts business and has confirmed their plans to address and resolve Year 2000 issues on a timely basis. While it is likely that these efforts by third party vendors and customers will be successful, it is possible that a series of failures by third parties could have a material adverse effect on the Company's results of operations in future periods.

In addition, the Company is developing contingency plans to address perceived risks associated with the Year 2000 effort. These include business resumption plans to address the possibility of internal systems failures and the possibility of failure of systems or processes outside the Company's control. As of year-end 1998, the Company has completed initial business resumption contingency plans which would enable business critical units to function January 1, 2000 in the event of an unexpected failure. Business resumption contingency plans are expected to be finalized by June 30, 1999. Preparations for the management of the date change will continue through 1999.

An additional Year 2000 issue for the Company is the potential future impact of claims for insurance coverage from customers who suffer Year 2000 business losses or claim coverage for their potential liability to third parties. The Company has taken certain initiatives to mitigate this potential risk, including addressing Year 2000 issues, where applicable, in the underwriting of insurance policies. Losses for Year 2000 insurance claims and litigation costs related to such claims are not reasonably estimable at this time.

FUTURE APPLICATION OF ACCOUNTING STANDARDS
See Note 1 of Notes to Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate," "may affect," and similar expressions. In particular, the information appearing in the section under the heading "Outlook" is forward-looking. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: the resolution of legal proceedings and related matters; the conduct of the Company's businesses following the Merger; customer responsiveness to both new products and distribution channels; and the ability of the Company and third party vendors to modify computer systems for the Year 2000 date conversion in a timely manner. Readers are also directed to other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)


For the Year Ended December 31,                         1998          1997         1996
-----------------------------------------------------------------------------------------
REVENUES
Premiums                                               $ 7,796      $ 7,225      $ 6,028
Net investment income                                    2,100        2,051        1,656
Fee income                                                 306          365          392
Realized investment gains                                  143          169           18
Other revenues                                             106          101          103
-----------------------------------------------------------------------------------------
   Total revenues                                       10,451        9,911        8,197
-----------------------------------------------------------------------------------------
CLAIMS AND EXPENSES
Claims and claim adjustment expenses                     5,947        5,484        5,282
Amortization of deferred acquisition costs               1,197        1,127          906
Interest expense                                           161          163          118
General and administrative expenses                      1,309        1,385        1,404
-----------------------------------------------------------------------------------------
   Total claims and expenses                             8,614        8,159        7,710
-----------------------------------------------------------------------------------------
Income before federal income taxes                       1,837        1,752          487
-----------------------------------------------------------------------------------------
Federal income taxes:
  Current expense (benefit)                                394          422         (100)
  Deferred expense                                         100           94          196
-----------------------------------------------------------------------------------------
     Total federal income taxes                            494          516           96
-----------------------------------------------------------------------------------------
Net income                                             $ 1,343      $ 1,236      $   391
=========================================================================================
Net income per common share                            $  3.43      $  3.13      $  1.02
Net income per common share-assuming dilution          $  3.42      $  3.12      $  1.02
-----------------------------------------------------------------------------------------

                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                          (In millions, except shares)


At December 31,                                                                      1998            1997
------------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value (cost, $26,580 and $26,127)      $ 27,977       $ 27,188
Equity securities, at fair value (cost, $796 and $977)                                   828          1,037
Mortgage loans                                                                           574            691
Real estate held for sale                                                                 83             95
Short-term securities                                                                  1,597          1,446
Other investments                                                                        827            574
------------------------------------------------------------------------------------------------------------
         Total investments                                                            31,886         31,031
------------------------------------------------------------------------------------------------------------
Cash                                                                                      62             47
Investment income accrued                                                                409            387
Premium balances receivable                                                            2,901          2,897
Reinsurance recoverables                                                               9,153          9,188
Deferred acquisition costs                                                               518            501
Deferred federal income taxes                                                          1,109          1,316
Contractholder receivables                                                             2,019          1,923
Goodwill                                                                               1,457          1,497
Other assets                                                                           1,760          1,895
------------------------------------------------------------------------------------------------------------
         Total assets                                                               $ 51,274       $ 50,682
============================================================================================================
LIABILITIES
Claims and claim adjustment expense reserves                                        $ 29,589       $ 30,324
Unearned premium reserves                                                              4,166          3,867
Contractholder payables                                                                2,019          1,923
Commercial paper                                                                        --              108
Long-term debt                                                                         1,250          1,249
Other liabilities                                                                      4,225          4,534
------------------------------------------------------------------------------------------------------------
         Total liabilities                                                            41,249         42,005
------------------------------------------------------------------------------------------------------------
TAP-obligated mandatorily redeemable securities of subsidiary
    trusts holding solely junior subordinated debt securities of TAP                     900            900
------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Common stock:
  Class A, $.01 par value, 700 million shares authorized;
    72,393,407 shares issued and outstanding                                               1              1
  Class B, $.01 par value, 700 million shares authorized;
    328,020,170 shares issued and outstanding                                              3              3
Additional paid-in capital                                                             5,479          5,473
Retained earnings                                                                      3,052          1,866
Accumulated other changes in equity from nonowner sources                                921            722
Treasury stock, at cost (shares, 8,544,687 and 7,314,688)                               (298)          (266)
Unearned compensation                                                                    (33)           (22)
------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                    9,125          7,777
------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                 $ 51,274       $ 50,682
============================================================================================================

                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                          (In millions, except shares)



For the Year Ended December 31,                     1998                      1997                         1996
------------------------------------------------------------------------------------------------------------------------
COMMON STOCK AND
   ADDITIONAL PAID-IN
   CAPITAL
Balance, beginning of year                $  5,477                   $  5,459                    $  2,899
Net Capital Accumulation Plan grants             6                         18                           -
Capitalization of Travelers
   Property Casualty Corp.                       -                          -                       2,560
------------------------------------------------------------------------------------------------------------------------

Balance, end of year                         5,483                      5,477                       5,459
------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance, beginning of year                   1,866                        749                         422
Net income                                   1,343      $  1,343        1,236       $  1,236          391       $    391
Dividends                                     (157)                      (119)                        (64)
------------------------------------------------------------------------------------------------------------------------

Balance, end of year                         3,052                      1,866                         749
------------------------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER
   CHANGES IN EQUITY
   FROM NONOWNER
   SOURCES, NET OF TAX
Balance, beginning of year                     722                        285                         280
Net unrealized gain on investment
   securities, net of reclassification
   adjustment (see note 10)                                  200                         437                           4
Foreign currency translation
   adjustments                                                (1)                          -                           1
------------------------------------------------------------------------------------------------------------------------
Other changes in equity from
   nonowner sources                            199           199          437            437            5              5
------------------------------------------------------------------------------------------------------------------------
Total changes in equity from
   nonowner sources                                     $  1,542                    $  1,673                    $    396
------------------------------------------------------------------------------------------------------------------------

Balance, end of year                           921                        722                         285
------------------------------------------------------------------------------------------------------------------------

TREASURY STOCK (at cost)
Balance, beginning of year                    (266)                       (13)                          -
Net Capital Accumulation Plan grants            29                         15                           -
Treasury stock acquired                        (62)                      (268)                        (13)
Other                                            1                          -                           -
------------------------------------------------------------------------------------------------------------------------

Balance, end of year                          (298)                      (266)                        (13)
------------------------------------------------------------------------------------------------------------------------

UNEARNED COMPENSATION
Balance, beginning of year                     (22)                         -                           -
Net issuance of restricted stock under
   Capital Accumulation Plan                   (29)                       (33)                          -
Restricted stock amortization                   18                         11                           -
------------------------------------------------------------------------------------------------------------------------

Balance, end of year                           (33)                       (22)                          -
------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity
   and shares outstanding                 $  9,125                   $  7,777                    $  6,480
========================================================================================================================



                                                 SHARES (IN THOUSANDS)
                                           -------------------------------
For the Year Ended December 31,             1998         1997       1996
--------------------------------------------------------------------------
COMMON STOCK AND
   ADDITIONAL PAID-IN
   CAPITAL
Balance, beginning of year                 400,414     400,000         100
Net Capital Accumulation Plan grants             -         414           -
Capitalization of Travelers
   Property Casualty Corp.                       -           -     399,900
--------------------------------------------------------------------------

Balance, end of year                       400,414     400,414     400,000
--------------------------------------------------------------------------

RETAINED EARNINGS
Balance, beginning of year
Net income
Dividends
--------------------------------------------------------------------------
Balance, end of year
--------------------------------------------------------------------------

ACCUMULATED OTHER
   CHANGES IN EQUITY
   FROM NONOWNER
   SOURCES, NET OF TAX
Balance, beginning of year
Net unrealized gain on investment
   securities, net of reclassification
   adjustment (see note 10)
Foreign currency translation
   adjustments
--------------------------------------------------------------------------
Other changes in equity from
   nonowner sources
--------------------------------------------------------------------------
Total changes in equity from
   nonowner sources
--------------------------------------------------------------------------
Balance, end of year
--------------------------------------------------------------------------

TREASURY STOCK (at cost)
Balance, beginning of year                  (7,315)       (407)          -
Net Capital Accumulation Plan grants           782         449           -
Treasury stock acquired                     (2,029)     (7,359)       (407)
Other                                           17           2           -
--------------------------------------------------------------------------

Balance, end of year                        (8,545)     (7,315)       (407)
--------------------------------------------------------------------------

UNEARNED COMPENSATION
Balance, beginning of year
Net issuance of restricted stock under
   Capital Accumulation Plan
Restricted stock amortization
--------------------------------------------------------------------------

Balance, end of year
--------------------------------------------------------------------------

Total stockholders' equity
   and shares outstanding                  391,869     393,099     399,593
==========================================================================

                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (In millions)



For the Year Ended December 31,                                                            1998           1997           1996
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                             $  1,343       $  1,236       $    391
   Adjustments to reconcile net income to net cash provided by operating activities
     Realized investment gains                                                               (143)          (169)           (18)
     Depreciation and amortization                                                             60             47             40
     Deferred federal income taxes                                                            100             94            196
     Amortization of deferred policy acquisition costs                                      1,197          1,127            906
     Premium balances receivable                                                               (4)            79            212
     Reinsurance recoverables                                                                 (60)            97           (159)
     Deferred policy acquisition costs                                                     (1,214)        (1,210)          (935)
     Insurance reserves                                                                      (341)          (121)           691
     Other                                                                                   (220)          (557)          (143)
--------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                                718            623          1,181
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturities of investments
   Fixed maturities                                                                         1,551          1,422          1,567
   Mortgage loans                                                                             160            154            133
  Proceeds from sales of investments
   Fixed maturities                                                                         8,541         10,045         12,606
   Equity securities                                                                          580            504            558
   Mortgage loans                                                                              15            231             23
   Real estate held for sale                                                                   33            129             16
  Purchases of investments
   Fixed maturities                                                                       (10,206)       (13,421)       (15,049)
   Equity securities                                                                         (505)          (554)          (785)
   Mortgage loans                                                                             (34)           (38)          (161)
  Short-term securities, (purchases) sales, net                                               (98)           872         (1,044)
  Other investments, net                                                                     (244)           (57)           (90)
  Business acquisitions                                                                      --             --           (4,160)
  Business divestments                                                                       --             --                1
  Securities transactions in course of settlement                                            (169)           335            571
--------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                                   (376)          (378)        (5,814)
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance (repayment) of commercial paper, net                                              (108)            83             25
  Issuance of long-term debt                                                                 --             --            1,249
  Borrowings on revolving line of credit                                                     --             --            2,650
  Payments on revolving line of credit                                                       --             --           (2,650)
  Contribution from TIGI                                                                     --             --            1,138
  Purchase of treasury stock                                                                  (62)          (268)           (13)
  Private offering of common stock                                                           --             --              525
  Initial public offering of common stock                                                    --             --              928
  Issuance of mandatorily redeemable securities                                              --             --              900
  Issuance of Series Z preferred stock                                                       --             --              540
  Redemptions of Series Z preferred stock                                                    --             --             (540)
  Dividends on Series Z preferred stock                                                      --             --               (4)
  Dividends to TIGI                                                                          (131)           (98)           (49)
  Dividends to minority shareholders                                                          (26)           (21)           (11)
--------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                                     (327)          (304)         4,688
--------------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash                                                              15            (59)            55
  Cash at beginning of period                                                                  47            106             51
--------------------------------------------------------------------------------------------------------------------------------
  Cash at end of period                                                                  $     62       $     47       $    106
================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Income taxes paid (refunded)                                                           $    399       $    677       $   (208)
  Interest paid                                                                          $    161       $    163       $     99
--------------------------------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The consolidated financial statements include the accounts of Travelers Property Casualty Corp. (TAP) (a direct majority-owned subsidiary of The Travelers Insurance Group Inc. (TIGI) and an indirect majority-owned subsidiary of Citigroup Inc. (Citigroup) (formerly Travelers Group Inc., see note 2)) and its subsidiaries (collectively, the Company). On April 2, 1996, TAP purchased from Aetna Services, Inc. (Aetna) all of the outstanding capital stock of Travelers Casualty and Surety Company (formerly The Aetna Casualty and Surety Company) and The Standard Fire Insurance Company (collectively, Aetna P&C) for approximately $4.2 billion in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of Aetna P&C's operations only from the date of acquisition. Significant intercompany transactions and balances have been eliminated.

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and claims and expenses during the reporting period. Actual results could differ from those estimates.

       ACCOUNTING CHANGES

       EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FAS 132). FAS 132 supersedes the disclosure requirements in FASB Statements No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination of Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." FAS 132 addresses disclosure only and does not address measurement or recognition. In addition to other disclosure changes, FAS 132 allows employers to disclose total contributions to multiemployer plans without disaggregating the amounts attributable to pensions and other postretirement benefits. The adoption of this standard did not have any impact on results of operations, financial condition or liquidity.

       DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." FAS 131 requires that all public enterprises report financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's reportable operating segments did not change significantly as a result of the adoption of FAS 131. See note 4.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       REPORTING COMPREHENSIVE INCOME
       Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income thus represents the sum of net income and other changes in equity from nonowner sources. The accumulated balance of other changes in equity from nonowner sources is required to be displayed separately from retained earnings and additional paid-in capital in the consolidated balance sheet. The adoption of FAS 130 resulted primarily in the Company reporting unrealized gains and losses on investments in debt and equity securities in changes in equity from nonowner sources. See note 10.

       ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE
       During the third quarter of 1998, the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' (AcSEC) Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and for determining when specific costs should be capitalized and when they should be expensed. The adoption of SOP 98-1 did not have a significant impact on results of operations, financial condition or liquidity.

       EARNINGS PER SHARE
       Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). This statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock. FAS 128 requires restatement of all prior period EPS data presented. It simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB 15), and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. See note 1, Accounting Policies, Earnings per Share. FAS 128 supersedes APB 15 and related accounting interpretations.

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES AND DEFERRAL OF THE EFFECTIVE DATE OF CERTAIN PROVISIONS OF SFAS 125

     Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). This statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on an approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" (FAS 127), which was effective for transfers and pledges of certain financial assets and collateral made after December 31, 1997. The adoption of the provisions of FAS 125 and FAS 127, effective January 1, 1997 and 1998, respectively, did not have a significant impact on results of operations, financial condition or liquidity.

     ACCOUNTING POLICIES

     INVESTMENTS

     Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are valued based upon quoted market prices or dealer quotes, or if quoted market prices or dealer quotes are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely-accepted securities data provider. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to stockholders' equity.

     Equity securities, which include common and nonredeemable preferred stocks, are classified as available for sale and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to stockholders' equity, net of income taxes.

     Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the returns required in the current real estate financing market. There were no impaired loans at December 31, 1998 and 1997.

     Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other acceptable techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1998 and 1997.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received. Investments included in the consolidated balance sheet that were not income-producing for the preceding 12 months were not significant.

     Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates market.

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

     DEFERRED ACQUISITION COSTS

     Amounts which vary with and are primarily related to the production of new business, primarily commissions and premium taxes, are deferred and amortized pro rata over the contract periods in which the related premiums are earned. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. All other acquisition expenses are charged to operations as incurred.

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

     CLAIMS AND CLAIM ADJUSTMENT EXPENSE RESERVES

     Claims and claim adjustment expense reserves represent estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are adjusted regularly based upon experience. Included in the claims and claim adjustment expense reserves in the consolidated balance sheet at December 31, 1998 and 1997 are $1.3 billion and $1.5 billion, respectively, of reserves related to workers' compensation that have been discounted using an interest rate of 5%.

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

     PERMITTED STATUTORY ACCOUNTING PRACTICES

     The Company's insurance subsidiaries, domiciled principally in Connecticut, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners
     (NAIC) as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

     The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC will issue a revised statutory Accounting Practices and Procedures Manual - version effective January 1, 2001 (the revised Manual) that will be effective January 1, 2001 for the calendar year 2001 statutory financial statements. It is expected that the State of Connecticut will require that, effective January 1, 2001, insurance companies domiciled in Connecticut prepare their statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by the Connecticut insurance commissioner. The Company has not yet determined the impact that this change will have on the statutory capital and surplus of its insurance subsidiaries.

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

     OTHER REVENUES

     Other revenues include revenues from premium installment charges, which are recognized as collected, revenues of noninsurance subsidiaries other than fee income and gains and losses on dispositions of assets and operations other than realized investment gains and losses.

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     STOCK-BASED COMPENSATION

     The Company accounts for its stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has included in the notes to consolidated financial statements the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." See note 15. The Company accounts for its stock-based non-employee compensation plans at fair value.

     EARNINGS PER SHARE

     Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the effect of potentially dilutive securities, principally stock-based incentive plans. The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation for net income:

     ---------------------------------------------------------------------------------------
     (for the year ended December 31,                                              PER SHARE
     in millions, except per share amounts)                INCOME(1)  SHARES (2)    AMOUNTS
     ---------------------------------------------------------------------------------------
     1998
     Basic EPS - income available to common stockholders    $ 1,343      392.0      $  3.43
     Effects of dilutive securities - restricted stock           --         .7        (0.01)
     ---------------------------------------------------------------------------------------
     Diluted EPS - income available to common
      stockholders and assumed conversions                  $ 1,343      392.7      $  3.42
     ---------------------------------------------------------------------------------------
     1997
     Basic EPS - income available to common stockholders    $ 1,236      395.5      $  3.13
     Effects of dilutive securities - restricted stock           --         .3        (0.01)
     ---------------------------------------------------------------------------------------
     Diluted EPS - income available to common
      stockholders and assumed conversions                  $ 1,236      395.8      $  3.12
     ---------------------------------------------------------------------------------------

     (1) Numerator
     (2) Denominator

     For the year ended December 31, 1996, there were no dilutive securities issued.

     For purposes of computing basic and diluted EPS for periods prior to the Company's initial public offering in April 1996, the 328 million shares of common stock issued to TIGI in April 1996 were assumed to be outstanding for all reported periods. See note 3.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments, including interest rate swaps, options and forward contracts, as a means of hedging exposure to interest rate and foreign currency risk. The Company does not hold or issue derivative instruments for trading purposes. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Interest rate swaps are carried at market value and included in other investments in the consolidated balance sheet. Unrealized gains and losses are reflected in stockholders' equity, net of income taxes. Swap payments are accrued and recognized in net investment income.

     Forward contracts and options were not significant at December 31, 1998 and 1997. Information concerning derivative financial instruments is included in note 13.

     ACCOUNTING STANDARDS NOT YET ADOPTED

     In October 1998, the AcSEC issued Statement of Position 98-7, "Deposit
     Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" (SOP 98-7). SOP 98-7 provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk and applies to all entities and all such contracts, except for long-duration life and health insurance contracts. The method used to account for such contracts is referred to as deposit accounting. This SOP does not address when deposit accounting should be applied. SOP 98-7 identifies several methods of deposit accounting for insurance and reinsurance contracts that do not transfer insurance risk and provides guidance on the application of each method. This SOP is effective for financial statements for fiscal years beginning after June 15, 1999, with earlier adoption encouraged. Restatement of previously issued financial statements is not permitted. The effect of initially adopting SOP 98-7 should be reported as a cumulative catch-up adjustment. The Company does not expect the adoption of this SOP to have a significant impact on results of operations, financial condition or liquidity.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as
     (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company has not yet determined the impact that FAS 133 will have on its consolidated financial statements.

     In December 1997, the AcSEC issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998, and the effect of initial adoption is to be reported as a cumulative catch-up adjustment. Restatement of previously issued financial statements is not allowed. The Company plans to implement SOP 97-3 in the first quarter of 1999 and estimates that the cumulative catch-up adjustment will result in a charge of approximately $160 million after tax. Aside from the initial impact at adoption, this SOP is not expected to have a significant impact on results of operations, financial condition or liquidity.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     NATURE OF OPERATIONS

     The Company is comprised of two business segments: Commercial Lines and Personal Lines.

     COMMERCIAL LINES

     Commercial Lines offers a broad array of property and casualty insurance and insurance-related services. Protection is afforded to customers of Commercial Lines for the risks of property loss such as fire and windstorm, financial loss such as business interruption from property damage, liability claims arising from operations and workers' compensation benefits through insurance products where risk is transferred from the customer to Commercial Lines. Coverages include workers' compensation, general liability, commercial multi-peril, commercial automobile, property, fidelity and surety, professional liability, and several miscellaneous coverages. Commercial Lines is divided into four marketing groups that are designed to focus on a particular client base or industry segment to provide products and services that specifically address customers' needs:
     National Accounts, Commercial Accounts, Select Accounts and Specialty Accounts.

     National Accounts provides a variety of casualty products to large companies. Products are marketed through national brokers and regional agents. Programs offered by National Accounts include risk transfer and risk service, such as claims settlement, loss control and risk management services, and are generally offered in connection with a large deductible or self-insured program, or a guaranteed cost or retrospectively rated insurance policy. National Accounts also includes the Company's alternative market business, which provides claims and policy management services to workers' compensation and automobile assigned risk plans and offers workers' compensation products and services to self-insurance pools and associations.

     Commercial Accounts serves mid-size businesses for casualty products and both large and mid-size businesses for property products. Commercial Accounts sells a broad range of property and casualty insurance products, with an emphasis on guaranteed cost products, through a large network of independent agents and brokers. Within Commercial Accounts the Company has dedicated operations that exclusively target the construction industry, providing insurance and risk management services for virtually all areas of construction. The dedicated construction operations reflect the Company's focus on industry specialization.

     Select Accounts serves small businesses. Select Accounts' products are generally guaranteed cost policies, often a packaged product covering property and liability exposures. The products are sold through independent agents.

     Specialty Accounts markets products to national, mid-size and small customers. The principal products of Specialty Accounts include professional liability insurance, directors' and officers' liability insurance, fiduciary liability insurance, employment practices liability insurance, product liability, fidelity and surety bonds, commercial umbrella and excess liability, excess property insurance and coverages relating to the entertainment industry, excess and surplus lines coverages and other industry specific programs. Its products are distributed through both wholesale brokers and retail agents and brokers.

     PERSONAL LINES

     Personal Lines writes virtually all types of property and casualty insurance covering personal risks. The primary coverages in Personal Lines are personal automobile and homeowners insurance sold to individuals. These products are distributed through independent agents, sponsoring organizations such as employee and affinity groups, joint marketing arrangements with other insurers and through the independent agents of Primerica Financial Services, a unit of Citigroup. During 1998, Personal Lines also began distributing products directly to customers of Citibank, a unit of Citigroup.

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

     CATASTROPHE EXPOSURE

     The Company has a geographic exposure to catastrophe losses in certain areas of the country. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, severe winter weather, explosions and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. The Company generally seeks to reduce its exposure to catastrophes through individual risk selection and the purchase of catastrophe reinsurance.

2.   TRAVELERS GROUP MERGER WITH CITICORP

     On October 8, 1998, Citicorp merged with and into a newly formed wholly-owned subsidiary of Travelers Group Inc. (Travelers Group) (the Merger), the indirect owner of approximately 84% of the outstanding common stock of TAP. Following the Merger, Travelers Group changed its name to Citigroup Inc.

     Upon consummation of the Merger, Citigroup became a bank holding company subject to the provisions of the Bank Holding Company Act of 1956 (the
     BHCA). The BHCA precludes a bank holding company and its affiliates from engaging in certain activities, generally including insurance underwriting. Under the BHCA in its current form, Citigroup has two years from the date it became a bank holding company to comply with all applicable provisions (the BHCA Compliance Period). The BHCA Compliance Period may be extended, at the discretion of the Federal Reserve Board, for three additional one-year periods so long as the extension is not deemed to be detrimental to the public interest.

     It is not expected that the restrictions of the BHCA will impede the Company's existing businesses in any significant respect, although the Company may be limited in its ability to make certain acquisitions. At this time, the Company believes that its compliance with applicable laws associated with the Merger will not have a significant adverse effect on its financial condition or results of operations. At the expiration of the BHCA Compliance Period, the Company and Citigroup each will evaluate its alternatives in order to comply with whatever laws are then applicable.

                TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3.   ACQUISITION OF SUBSIDIARIES

     TRAVELERS CASUALTY AND SURETY COMPANY AND THE STANDARD FIRE INSURANCE
     COMPANY

     As discussed in note 1, on April 2, 1996, TAP purchased from Aetna all of the outstanding capital stock of Aetna P&C. To finance the $4.2 billion purchase price including transaction costs, plus capital contributions totaling $710 million to Aetna P&C, TAP borrowed $2.7 billion from a syndicate of banks under a five-year revolving credit facility (the Credit Facility) and sold approximately 33 million shares of its Class A Common Stock representing approximately 9% of its outstanding common stock (at that time) to four private investors, including Aetna, for an aggregate of $525 million. TIGI acquired approximately 328 million shares of Class B Common Stock of TAP in exchange for contributing the outstanding capital stock of The Travelers Indemnity Company and a capital contribution of approximately $1.1 billion. In addition, Citigroup purchased from TAP $540 million of Series Z Preferred Stock of TAP. Approximately $18 million of the purchase price was funded through the settlement of receivables from Aetna.

     On April 23, 1996, TAP sold in a public offering approximately 39 million shares of its Class A Common Stock, representing approximately 9.75% of its outstanding common stock, for total proceeds of $928 million. On April 24, 1996, TAP sold in a public offering $500 million of 6-3/4% Notes due April 15, 2001 and $200 million of 7-3/4% Notes due April 15, 2026. On April 26, 1996, Travelers P&C Capital I, a wholly-owned subsidiary trust of TAP, issued $800 million of 8.08% Trust Securities in a public offering. On May 10, 1996, Travelers P&C Capital II, a wholly-owned subsidiary trust of TAP, issued $100 million of 8.00% Trust Securities in a public offering. These Trust Securities, which are fully and unconditionally guaranteed by TAP, have a liquidation value of $25 per Trust Security and are mandatorily redeemable under certain circumstances. Dividends on the Trust Securities have been classified as interest expense in the consolidated statement of income. The aggregate proceeds from the above offerings of $2.5 billion, together with the proceeds from the issuance by TAP of approximately $700 million of commercial paper, were used to repay in full the borrowings under the Credit Facility and to redeem in full TAP's Series Z Preferred Stock.

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3.   ACQUISITION OF SUBSIDIARIES, CONTINUED

     The following unaudited pro forma information presents the results of operations of the Company and Aetna P&C for the year ended December 31, 1996, with pro forma adjustments as if the acquisition and transactions related to the funding of the acquisition had been consummated as of the beginning of the period presented. This pro forma information is not necessarily indicative of what would have occurred had the acquisition and related transactions been made on the dates indicated, or of future results of the Company.

     --------------------------------------------------------------------------------
     (for the year ended December 31, in millions, except per share amounts)    1996*
     --------------------------------------------------------------------------------
     Revenues                                                                  $9,805
     Net income                                                                   584
     Net income per common share                                                 1.46
     --------------------------------------------------------------------------------

     * Historical results of Aetna P&C include $307 million ($200 million after tax) of realized investment gains.

     SUPPLEMENTAL INFORMATION TO THE CONSOLIDATED STATEMENT OF CASH FLOWS RELATING TO THE ACQUISITION OF AETNA P&C

     Noncash investing and financing transactions relating to the acquisition of Aetna P&C that are not reflected in the consolidated statement of cash flows follows:

     --------------------------------------------------------------------------------
     (for the year ended December 31, in millions)                              1996
     --------------------------------------------------------------------------------
     Fair value of investments acquired                                       $13,969
     Fair value of other assets acquired                                       10,386
     Claims and claim adjustment expense reserves assumed                     (16,907)
     Other liabilities assumed                                                 (3,288)
     --------------------------------------------------------------------------------
     Cash payment related to business acquisition                             $ 4,160
     ================================================================================

4.   SEGMENT INFORMATION

     The Company has two reportable business segments.

     The Commercial Lines business segment serves businesses of all sizes, providing a full range of primary and excess insurance and risk management and insurance-related services. The Commercial Lines segment offers workers' compensation, general liability, commercial multi-peril, commercial automobile, property, fidelity and surety, professional liability, and several miscellaneous coverages.

     The Personal Lines business segment serves consumers and writes virtually all types of property and casualty insurance covering personal risks. The primary coverages in Personal Lines are personal automobile and homeowners insurance.

     The accounting policies used to generate the following segment data are the same as those described in the summary of significant accounting policies in note 1. The amount of investments in equity method investees and total expenditures for additions to long-lived assets other than financial instruments were not significant.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.   SEGMENT INFORMATION, CONTINUED

     --------------------------------------------------------------------------------------
                                                                                   TOTAL
                                                           COMMERCIAL  PERSONAL  REPORTABLE
     (at and for the year ended December 31, in millions)     LINES      LINES    SEGMENTS
     --------------------------------------------------------------------------------------
     1998
     Revenues
       Premiums                                              $ 4,525    $ 3,271    $ 7,796
       Net investment income                                   1,709        389      2,098
       Fee income                                                306          -        306
       Realized investment gains                                 117         26        143
       Other                                                      42         57         99
     --------------------------------------------------------------------------------------
        Total revenues                                       $ 6,699    $ 3,743    $10,442
     ======================================================================================
     Amortization and depreciation                           $   686    $   570    $ 1,256
     Federal income taxes                                        354        201        555
     Operating income                                            942        420      1,362
     Assets                                                   43,403      7,562     50,965
     --------------------------------------------------------------------------------------
     1997
     Revenues
       Premiums                                              $ 4,308    $ 2,917    $ 7,225
       Net investment income                                   1,695        353      2,048
       Fee income                                                365          -        365
       Realized investment gains                                 154         15        169
       Other                                                      35         56         91
     --------------------------------------------------------------------------------------
        Total revenues                                       $ 6,557    $ 3,341    $ 9,898
     ======================================================================================
     Amortization and depreciation                           $   654    $   519    $ 1,173
     Federal income taxes                                        378        204        582
     Operating income                                            846        403      1,249
     Assets                                                   43,208      7,113     50,321
     --------------------------------------------------------------------------------------
     1996
     Revenues
       Premiums                                              $ 3,695    $ 2,323    $ 6,018
       Net investment income                                   1,343        311      1,654
       Fee income                                                392          -        392
       Realized investment gains (losses)                         26         (8)        18
       Other                                                      41         59        100
     --------------------------------------------------------------------------------------
        Total revenues                                       $ 5,497    $ 2,685    $ 8,182
     ======================================================================================
     Amortization and depreciation                           $   559    $   385    $   944
     Federal income taxes                                          8        136        144
     Operating income                                            633        257        890
     Assets                                                   42,345      7,030     49,375
     --------------------------------------------------------------------------------------

     Results of operations include amounts related to Aetna P&C from April 2, 1996, the date of the acquisition.

     Operating income excludes realized investment gains (losses), restructuring actions and merger-related charges, and is reflected net of tax.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.   SEGMENT INFORMATION, CONTINUED

     BUSINESS SEGMENT RECONCILIATIONS

     ------------------------------------------------------------------------------------------
     (at and for the year ended December 31, in millions)        1998        1997        1996
     ------------------------------------------------------------------------------------------
     REVENUE RECONCILIATION

     Total revenues for reportable segments                     $10,442     $ 9,898     $ 8,182
     Other revenues (1)                                               9          13          15
     ------------------------------------------------------------------------------------------
       Total consolidated revenues                              $10,451     $ 9,911     $ 8,197
     ------------------------------------------------------------------------------------------
     INCOME RECONCILIATION (2)

     Total operating income for reportable segments             $ 1,362     $ 1,249     $   890
     Other operating loss (3)                                      (112)       (123)        (88)
     Realized investment gains                                       93         110          12
     Aetna P&C acquisition-related charges and reserve review        --          --        (423)
     ------------------------------------------------------------------------------------------
       Total consolidated net income                            $ 1,343     $ 1,236     $   391
     ------------------------------------------------------------------------------------------
     ASSET RECONCILIATION

     Total assets for reportable segments                       $50,965     $50,321     $49,375
     Other assets (4)                                               309         361         404
     ------------------------------------------------------------------------------------------
       Total consolidated assets                                $51,274     $50,682     $49,779
     ------------------------------------------------------------------------------------------

     (1) The source of other revenues is businesses that are in run-off and are not significant.

     (2)  Net of tax.

     (3) The primary component of the other operating loss is after-tax interest expense of $105 million, $106 million and $77 million for 1998, 1997 and 1996, respectively.

     (4) Reinsurance recoverables of businesses that are in run-off is the primary component of other assets.

     Enterprise-Wide Disclosures

     The Company generally does not accumulate revenues by product; therefore, it would be impracticable to provide revenues from external customers for each product.

     Revenues from internal customers, foreign revenues and foreign assets are not significant. The Company does not have revenue from transactions with a single customer amounting to 10 percent or more of its revenues.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.   INVESTMENTS

     FIXED MATURITIES

     The amortized cost and fair value of investments in fixed maturities classified as available for sale were as follows:


     --------------------------------------------------------------------------------------
                                                                GROSS UNREALIZED
                                                    AMORTIZED   ----------------     FAIR
     (at December 31, 1998, in millions)              COST      GAINS     LOSSES     VALUE
     --------------------------------------------------------------------------------------
     Mortgage-backed securities -
      CMOs and pass-through securities               $ 4,233   $   181    $    1    $ 4,413
     U.S. Treasury securities and obligations
      of U.S. Government and government
      agencies and authorities                         2,002       210        --      2,212
     Obligations of states, municipalities and
      political subdivisions                          10,114       534         3     10,645
     Debt securities issued by foreign governments       866        51         2        915
     All other corporate bonds                         9,202       452        26      9,628
     Redeemable preferred stock                          163         2         1        164
     --------------------------------------------------------------------------------------
       Total                                         $26,580   $ 1,430    $   33    $27,977
     ======================================================================================

                                                                GROSS UNREALIZED
                                                    AMORTIZED   ----------------     FAIR
     (at December 31, 1997, in millions)              COST      GAINS     LOSSES     VALUE
     --------------------------------------------------------------------------------------
     Mortgage-backed securities -
      CMOs and pass-through securities               $ 4,625   $   171    $   --    $ 4,796
     U.S. Treasury securities and obligations
      of U.S. Government and government
      agencies and authorities                         1,965       108         1      2,072
     Obligations of states, municipalities and
      political subdivisions                           7,599       366         2      7,963
     Debt securities issued by foreign governments       638        26         1        663
     All other corporate bonds                        11,249       407        14     11,642
     Redeemable preferred stock                           51         1        --         52
     --------------------------------------------------------------------------------------
       Total                                         $26,127   $ 1,079    $   18    $27,188
     ======================================================================================

     The amortized cost and fair value of fixed maturities by contractual maturity follow. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.   INVESTMENTS, CONTINUED

     ---------------------------------------------------------------------------
                                                          AMORTIZED         FAIR
     (at December 31, 1998, in millions)                       COST        VALUE
     ---------------------------------------------------------------------------
     Due in one year or less                               $    925      $   931
     Due after 1 year through 5 years                         5,238        5,414
     Due after 5 years through 10 years                       5,826        6,226
     Due after 10 years                                      10,358       10,993
     ---------------------------------------------------------------------------
                                                             22,347       23,564
     Mortgage-backed securities                               4,233        4,413
     ---------------------------------------------------------------------------
       Total                                               $ 26,580      $27,977
     ===========================================================================

     The Company makes investments in collateralized mortgage obligations
     (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

     At December 31, 1998 and 1997, the Company held CMOs classified as available for sale with a fair value of $2.3 billion and $2.2 billion, respectively. Approximately 69% and 77% of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1998 and 1997, respectively. In addition, the Company held $2.1 billion and $2.6 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1998 and 1997, respectively. Virtually all of these securities are rated Aaa.

     The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The Company receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and reinvests it in a short-term investment pool. See note 15. The Company had $1.0 billion and $1.1 billion of loaned securities outstanding at December 31, 1998 and 1997, respectively. A liability representing the Company's obligation to return the collateral related to these loaned securities is included in other liabilities in the consolidated balance sheet.

     Proceeds from sales of fixed maturities classified as available for sale were $8.5 billion, $10.0 billion and $12.6 billion in 1998, 1997 and 1996, respectively. Gross gains of $210 million, $172 million and $82 million and gross losses of $93 million, $94 million and $177 million, respectively, were realized on those sales.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.   INVESTMENTS, CONTINUED

     EQUITY SECURITIES

     The cost and fair value of investments in equity securities were as follows:

     ----------------------------------------------------------------------------
                                                       GROSS UNREALIZED
                                                       ----------------    FAIR
     (at December 31, 1998, in millions)      COST     GAINS     LOSSES    VALUE
     ----------------------------------------------------------------------------
     Common stocks                            $ 164    $  20      $  10    $  174
     Nonredeemable preferred stocks             632       30          8       654
     ----------------------------------------------------------------------------
      Total                                   $ 796    $  50      $  18    $  828
     ============================================================================
     (at December 31, 1997, in millions)
     ----------------------------------------------------------------------------
     Common stocks                            $ 202    $  31      $  14    $  219
     Nonredeemable preferred stocks             775       46          3       818
     ----------------------------------------------------------------------------
      Total                                   $ 977    $  77      $  17    $1,037
     ============================================================================

     Proceeds from sales of equity securities were $580 million, $504 million and $558 million in 1998, 1997 and 1996, respectively, resulting in gross realized gains of $74 million, $78 million and $147 million and gross realized losses of $60 million, $55 million and $28 million, respectively.

     MORTGAGE LOANS

     Underperforming mortgage loans include delinquent loans, loans in the process of foreclosure and loans modified at interest rates below market and were not significant at December 31, 1998 and 1997.

     Aggregate annual maturities on mortgage loans include $25 million which are past maturity and $152 million, $168 million, $40 million, $5 million, $32 million and $152 million for 1999, 2000, 2001, 2002, 2003 and 2004 and thereafter, respectively.

     CONCENTRATIONS

     At December 31, 1998 and 1997, the Company had concentrations of credit risk in tax-exempt investments of the State of Texas of $1.4 billion and $1.2 billion, respectively, and in the State of New York of $1.5 billion and $1.2 billion, respectively.

     The Company participates in a short-term investment pool maintained by an affiliate. See note 15.

     Included in fixed maturities are below investment grade assets totaling $1.2 billion and $832 million at December 31, 1998 and 1997, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or lower by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade loans.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.   INVESTMENTS, CONTINUED

     The Company also has significant concentrations of investments in the following industries:

     ---------------------------------------------------------------------------
     (at December 31, in millions)                             1998        1997
     ---------------------------------------------------------------------------
     Banking                                                  $1,631      $2,444
     Financing                                                 1,107       1,645
     ---------------------------------------------------------------------------

     Below investment grade assets included in the preceding table are not significant.

     The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit.

     NET INVESTMENT INCOME

     -------------------------------------------------------------------------------
     (for the year ended December 31, in millions)     1998        1997        1996
     -------------------------------------------------------------------------------
     Gross investment income:
      Fixed maturities                                $1,736      $1,695      $1,344
      Mortgage loans                                      90         103          90
      Other                                              323         324         274
     -------------------------------------------------------------------------------
                                                       2,149       2,122       1,708
     Investment expenses                                  49          71          52
     -------------------------------------------------------------------------------
     Net investment income                            $2,100      $2,051      $1,656
     ===============================================================================

     REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

     Realized investment gains (losses) for the periods were as follows:

     --------------------------------------------------------------------------------
     (for the year ended December 31, in millions)     1998        1997        1996
     --------------------------------------------------------------------------------
     REALIZED
     Fixed maturities                                 $  117      $   78      $  (95)
     Equity securities                                    14          23         119
     Mortgage loans                                        9          20          (1)
     Real estate held for sale                             1          18           3
     Other                                                 2          30          (8)
     --------------------------------------------------------------------------------
     Realized investment gains                        $  143      $  169      $   18
     ================================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.   INVESTMENTS, CONTINUED

     Changes in net unrealized gains (losses) on investment securities that are included as a separate component of accumulated other changes in equity from nonowner sources were as follows:

     --------------------------------------------------------------------------------
     (for the year ended December 31, in millions)     1998        1997        1996
     --------------------------------------------------------------------------------
     UNREALIZED
     Fixed maturities                                 $  336      $  667      $   20
     Equity securities                                   (28)         37         (15)
     Other                                                 -         (30)          -
     --------------------------------------------------------------------------------
                                                         308         674           5
     Related taxes                                       108         237           1
     --------------------------------------------------------------------------------
     Change in unrealized gains on
       investment securities                             200         437           4
     Balance, beginning of year                          729         292         288
     --------------------------------------------------------------------------------
     Balance, end of year                             $  929      $  729      $  292
     ================================================================================

6.   REINSURANCE

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

     In connection with the 1992 sale of American Re-Insurance Company (Am Re) by Aetna P&C, Am Re and Aetna P&C entered into a reinsurance agreement that provides that to the extent Am Re incurred losses in 1991 and prior that were still outstanding at January 1, 1992 in excess of $2.7 billion, Aetna P&C has an 80% participation in payments on those losses up to a maximum payment by Aetna P&C of $500 million. This agreement has been accounted for as a deposit and a liability has been established for the expected payout under the agreement.

                TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

6.   REINSURANCE, CONTINUED

     A summary of reinsurance financial data reflected within the consolidated statement of income is presented below:

     -------------------------------------------------------------------------------
     (for the year ended December 31, in millions)     1998        1997        1996
     -------------------------------------------------------------------------------
     WRITTEN PREMIUMS
     Direct                                           $9,059      $8,862      $7,585
     Assumed from:
      Affiliated companies                               243         264         264
      Non-affiliated companies                           523         421         320
     Ceded to:
      Affiliated companies                               (43)        (54)        (58)
      Non-affiliated companies                        (1,678)     (1,661)     (1,769)
     -------------------------------------------------------------------------------
     Total net written premiums                       $8,104      $7,832      $6,342
     ===============================================================================
     EARNED PREMIUMS
     Direct                                           $8,751      $8,250      $7,263
     Assumed from:
      Affiliated companies                               238         305         201
      Non-affiliated companies                           503         429         395
     Ceded to:
      Affiliated companies                               (33)        (50)        (58)
      Non-affiliated companies                        (1,663)     (1,709)     (1,773)
     -------------------------------------------------------------------------------
     Total net earned premiums                        $7,796      $7,225      $6,028
     ===============================================================================
     Percentage of amount assumed to net earned          9.5%       10.2%        9.9%
     -------------------------------------------------------------------------------
     Ceded claims incurred                            $1,312      $1,082      $1,558
     -------------------------------------------------------------------------------

     Reinsurance recoverables, net of valuation allowance, include amounts recoverable on unpaid and paid claims and were as follows:

     -------------------------------------------------------------------------------
     (at December 31, in millions)                                 1998        1997
     -------------------------------------------------------------------------------
     REINSURANCE RECOVERABLES
     Property-casualty business:
      Pools and associations                                      $3,070      $3,378
      Non-affiliated companies                                     5,118       4,829
      Affiliated companies                                           787         795

     Accident and health business:
      Affiliated companies                                           178         186
     -------------------------------------------------------------------------------
     Total reinsurance recoverables                               $9,153      $9,188
     ===============================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

6.   REINSURANCE, CONTINUED

     Amounts recoverable from unaffiliated insurers at December 31, 1998 and 1997 include $398 million and $352 million, respectively, recoverable from Lloyd's of London (Lloyd's). In 1997, the Company reached an agreement to settle the arbitration with underwriters at Lloyd's and certain London companies in New York State to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involved the ability of the Company to aggregate asbestos claims under a market agreement between Lloyd's and the Company or under the applicable reinsurance treaties. The outcome of this agreement had no impact on earnings.

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

7.   INSURANCE CLAIMS RESERVES

     Claims and claim adjustment expense reserves were as follows:

     --------------------------------------------------------------------------------
     (at December 31, in millions)                                 1998        1997
     --------------------------------------------------------------------------------
     Claims and claim adjustment expense reserves:
      Property-casualty                                           $29,411     $30,138
      Accident and health                                             178         186
     --------------------------------------------------------------------------------
      Total                                                       $29,589     $30,324
     ================================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

7.   INSURANCE CLAIMS RESERVES, CONTINUED

     The table below is a reconciliation of beginning and ending property-casualty reserve balances for claims and claim adjustment expenses.

     ---------------------------------------------------------------------------------
     (for the year ended December 31, in millions)         1998       1997       1996
     ---------------------------------------------------------------------------------
     Claims and claim adjustment expense
      reserves at beginning of year                      $30,138    $30,969    $15,213
     Less reinsurance recoverables on unpaid losses        8,732      9,153      5,123
     ---------------------------------------------------------------------------------
     Net balance at beginning of year                     21,406     21,816     10,090
     ---------------------------------------------------------------------------------
     Provision for claims and claim adjustment expenses
      for claims arising in the current year               6,057      5,730      4,839
     Estimated claims and claim adjustment expenses for
       claims arising in prior years                        (323)      (492)       192
     Acquisitions                                             --         --     11,752
     ---------------------------------------------------------------------------------
        Total increases                                    5,734      5,238     16,783
     ---------------------------------------------------------------------------------
     Claims and claim adjustment expense
      payments for claims arising in:
      Current year                                         2,352      1,944      1,858
      Prior years                                          4,025      3,704      3,199
     ---------------------------------------------------------------------------------
        Total payments                                     6,377      5,648      5,057
     ---------------------------------------------------------------------------------
     Net balance at end of year                           20,763     21,406     21,816
     Plus reinsurance recoverables on unpaid losses        8,648      8,732      9,153
     ---------------------------------------------------------------------------------
     Claims and claim adjustment expense
      reserves at end of year                            $29,411    $30,138    $30,969
     =================================================================================

     The decrease in the claims and claim adjustment expense reserves in 1998 primarily was attributable to net payments of $663 million of environmental, asbestos and other cumulative injury claims.

     In 1998, estimated claims and claim adjustment expenses for claims arising in prior years included approximately $176 million primarily relating to net favorable development in certain Personal Lines coverages, predominantly automobile coverages. In addition, in 1998 Commercial Lines experienced favorable loss development on loss sensitive policies in the workers' compensation line; however, since the business to which it relates is subject to premium adjustments, there was no impact on results of operations.

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

7.   INSURANCE CLAIMS RESERVES, CONTINUED

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

     The claims and claim adjustment expense reserves included $1.8 billion and $2.2 billion for asbestos and environmental-related claims net of reinsurance at December 31, 1998 and 1997, respectively.

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

     As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1998 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations as well as changes in legislation applicable to such claims. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

8.   DEBT

     TAP has a revolving credit facility in the amount of $250 million with a syndicate of banks (the Credit Facility). Under this facility, which expires in December 2001, TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1998, this requirement was exceeded by approximately $4.2 billion. In addition, the Credit Facility places restrictions on the amount of consolidated debt TAP can incur. At December 31, 1998, there were no borrowings outstanding under this facility. If TAP had borrowings under this facility, the interest rate would be based upon LIBOR plus a negotiated margin. TAP compensates the banks for the Credit Facility through commitment fees. TAP also issues commercial paper directly to investors and maintains unused credit availability under the Credit Facility at least equal to the amount of commercial paper outstanding. At December 31, 1998, TAP had no commercial paper outstanding. TAP also currently has available to it a $200 million line of credit for working capital and other general corporate purposes from a subsidiary of Citigroup. The lender has no obligation to make any loan to TAP under this line of credit.

     The Company completed the following long-term debt offerings during 1996. At December 31, 1998, $750 million is available for debt offerings under its shelf registration statement. Long-term debt outstanding at December 31, 1998 and 1997 was as follows:

     ---------------------------------------------------------------------------
     (in millions)                                               1998      1997
     ---------------------------------------------------------------------------
     6-3/4% Notes due 1999                                     $  200    $  200
     6-1/4% Notes due 1999                                        200       200
     6-3/4% Notes due 2001                                        500       500
     6-3/4% Notes due 2006                                        150       150
     7-3/4% Notes due 2026                                        200       200
     ---------------------------------------------------------------------------
                                                                1,250     1,250
     Debt discount                                                 --        (1)
     ---------------------------------------------------------------------------
      Total                                                    $1,250    $1,249
     ===========================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.   FEDERAL INCOME TAXES

     --------------------------------------------------------------------------------
     (for the year ended December 31, in millions)     1998        1997        1996
     --------------------------------------------------------------------------------
     EFFECTIVE TAX RATE
     Income before federal income taxes               $1,837      $1,752      $  487
     Statutory tax rate                                   35%         35%         35%
     --------------------------------------------------------------------------------
     Expected federal income taxes                       643         613         170
     Tax effect of:
      Nontaxable investment income                      (154)       (108)        (86)
      Goodwill                                            14          14          12
      Other, net                                          (9)         (3)          -
     --------------------------------------------------------------------------------
     Federal income taxes                             $  494      $  516      $   96
     ================================================================================
     Effective tax rate                                   27%         29%         20%
     --------------------------------------------------------------------------------
     COMPOSITION OF FEDERAL INCOME TAXES
     Current expense (benefit):
      United States                                   $  386      $  413      $ (102)
      Foreign                                              8           9           2
     --------------------------------------------------------------------------------
        Total                                            394         422        (100)
     --------------------------------------------------------------------------------
     Deferred expense:
      United States                                      100          94         196
     --------------------------------------------------------------------------------
     Federal income tax expense                       $  494      $  516      $   96
     ================================================================================

     The net deferred tax assets were comprised of the tax effects of temporary differences related to the following assets and liabilities:

     -------------------------------------------------------------------------------
     (at December 31, in millions)                                 1998        1997
     -------------------------------------------------------------------------------
     Deferred tax assets:
      Claims and claim adjustment expense reserves                $1,154      $1,206
      Acquisition-related reserves                                   117         146
      Unearned premium reserves                                      206         183
      Employee benefits                                              108          98
      Other                                                          178         211
     -------------------------------------------------------------------------------
        Total                                                      1,763       1,844
     -------------------------------------------------------------------------------
     Deferred tax liabilities:
      Deferred acquisition costs                                     181         175
      Investments                                                    429         314
      Other                                                           44          39
     -------------------------------------------------------------------------------
        Total                                                        654         528
     -------------------------------------------------------------------------------
     Net deferred tax asset                                       $1,109      $1,316
     ===============================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.   FEDERAL INCOME TAXES, CONTINUED

     The Company is a member of a subgroup of companies comprised of TIGI and its non-life insurance subsidiaries. This subgroup is included in the consolidated federal income tax return filed by Citigroup. TIGI allocates federal income taxes to its subsidiaries on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability is paid currently to TIGI. Any credits for losses will be paid by TIGI currently to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return. TIGI will reimburse the Company for any remaining receivable at the end of the federal statutory carryforward period.

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

     Management believes that the realization of the recognized net deferred tax asset of $1.1 billion is more likely than not based on existing carryback ability and expectations as to future taxable income. Citigroup has reported pre-tax financial statement income from continuing operations exceeding $10.0 billion on average over the last three years and has generated federal taxable income exceeding $8.0 billion on average during this same period.

10.  STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY

     MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

     During 1996, the Company formed the following statutory business trusts under the laws of the state of Delaware. Each trust exists for the exclusive purposes of (i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust Securities in Junior Subordinated Deferrable Interest Debentures (Subordinated Debentures) of its parent; and (iii) engaging in only those activities necessary or incidental thereto. These Subordinated Debentures and the related income effects are eliminated in the consolidated financial statements. The outstanding Trust Securities of subsidiary trusts were as follows at December 31, 1998 and 1997:

     ---------------------------------------------------------------------------
                                                        LIQUIDATION    INTEREST
     (in millions)                                            VALUE        RATE
     ---------------------------------------------------------------------------
     Travelers P&C Capital I                                   $800        8.08%
     Travelers P&C Capital II                                   100        8.00%
     ---------------------------------------------------------------------------
      Total                                                    $900
     ===========================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10.  STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, CONTINUED

     In April 1996, Travelers P&C Capital I, a wholly-owned subsidiary trust of TAP, issued 32 million 8.08% Trust Securities (TAP I 8.08% Securities) with a liquidation preference of $25 per TAP I 8.08% Security to the public and 989,720 common securities to TAP, the proceeds of which were invested by Travelers P&C Capital I in $825 million of 8.08% Junior Subordinated Deferrable Interest Debentures due 2036 issued by TAP (TAP 8.08% Debentures). The TAP 8.08% Debentures mature on April 30, 2036 and are redeemable by TAP in whole or in part at any time after April 30, 2001. Travelers P&C Capital I will use the proceeds from any such redemption to redeem a like amount of TAP I 8.08% Securities and common securities. Distributions on the TAP I 8.08% Securities and common securities are cumulative and payable quarterly in arrears.

     In May 1996, Travelers P&C Capital II, a wholly-owned subsidiary trust of TAP, issued 4 million 8.00% Trust Securities (TAP II 8.00% Securities; and together with the TAP I 8.08% Securities, the TAP Securities) with a liquidation value of $25 per TAP II 8.00% Security to the public and 123,720 common securities to TAP, the proceeds of which were invested by Travelers P&C Capital II in $103 million of 8.00% Junior Subordinated Deferrable Interest Debentures issued by TAP (TAP 8.00% Debentures; and together with the TAP 8.08% Debentures, TAP Debentures). The TAP 8.00% Debentures mature on May 15, 2036 and are redeemable by TAP in whole or in part at any time after May 15, 2001. Travelers P&C Capital II will use the proceeds from any such redemption to redeem a like amount of TAP II 8.00% Securities and common securities. Distributions on the TAP II 8.00% Securities and common securities are cumulative and payable quarterly in arrears.

     TAP has guaranteed, on a subordinated basis, distributions and other payments due on each series of TAP Securities. The obligations of TAP with respect to the TAP Debentures, when considered together with certain undertakings of TAP with respect to Travelers P&C Capital I and Travelers P&C Capital II, constitute full and unconditional guarantees by TAP of Travelers P&C Capital I's and Travelers P&C Capital II's obligations under the respective TAP Securities. The TAP Securities are classified in the consolidated balance sheet as "TAP-obligated mandatorily redeemable securities of subsidiary trusts holding solely junior subordinated debt securities of TAP" at their liquidation value of $900 million. TAP has the right, at any time, to defer payments of interest on the TAP Debentures and consequently the distributions on the TAP Securities and common securities would be deferred (though such distributions would continue to accrue with interest thereon since interest would accrue on the TAP Debentures during any such extended interest payment period). TAP cannot pay dividends on its common stock during such deferments. Distributions on the TAP Securities have been classified as interest expense in the consolidated statement of income.

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10.  STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, CONTINUED

     On June 23, 1997, the Company repurchased, in the aggregate, 6,600,102 shares of Class A Common Stock held by the Private Investors for a total purchase price of approximately $241 million, representing a discount to the then current market price. Following this transaction, Citigroup's beneficial ownership of the Company increased to approximately 83.4%. The repurchases represented 20% of the holdings of each of the Private Investors.

     On January 19, 1999, January 28, 1998 and January 22, 1997, the Company, through the Travelers Property Casualty Corp. Capital Accumulation Plan (TAP CAP), reissued 476,431, 763,654 and 502,430 shares of treasury stock, respectively, in the form of restricted Class A Common Stock to participating officers and other key employees. In addition, on January 22, 1997, the Company, through TAP CAP, issued 413,578 shares of the Company's Class A Common Stock in the form of restricted Class A Common Stock to participating officers and other key employees. The fair market value per share of the 1999, 1998 and 1997 restricted stock awards was $31.88, $43.71 and $37.58, respectively. The restricted stock generally vests after a three-year period. Except under limited circumstances, the stock cannot be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. Unearned compensation expense associated with the restricted stock grants represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period. The after-tax compensation cost charged to earnings for these restricted stock awards was $12 million, $7 million and zero for the years ended December 31, 1998, 1997 and 1996, respectively. At December 31, 1998, 2,320,338 shares were available for future grants under the Company's restricted stock plans.

     On August 12, 1998, TAP's Board of Directors authorized the expenditure of up to $150 million for the repurchase of its Class A Common Stock. The repurchases may be made from time to time in the open market or through negotiated transactions and will be used primarily for the issuance of stock for employee benefit plans. At December 31, 1998, TAP had repurchased $62 million of its common stock pursuant to the repurchase program.

     CLASS B

     In exchange for contributing the outstanding capital stock of The Travelers Indemnity Company and a capital contribution of approximately $1.1 billion, TIGI acquired approximately 328 million shares of Class B Common Stock of TAP. TIGI owns all of the outstanding shares of Class B Common Stock representing approximately 84% of the economic interest in TAP at December 31, 1998. Class B holders are entitled to 10 votes per share on any matter submitted to vote of the TAP stockholders.

     PREFERRED STOCK

     In connection with the financing of the acquisition of Aetna P&C, Citigroup purchased from TAP $540 million of Series Z Preferred Stock of TAP. On April 26, 1996 and May 10, 1996, TAP redeemed the Series Z Preferred Stock with the proceeds of the public offering of Class A Common Stock and various Note and Trust Securities offerings. Prior to their redemption, TAP paid $4 million of dividends on the Series Z Preferred Stock.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10.  STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, CONTINUED

     DIVIDENDS

     The Company's insurance subsidiaries are currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. Dividend payments to TAP from its insurance subsidiaries are limited to $1.0 billion in 1999 without prior approval of the Connecticut Insurance Department.

     STATUTORY NET INCOME AND SURPLUS

     Statutory net income of TAP's insurance subsidiaries was $1.4 billion and $1.1 billion for the years ended December 31, 1998 and 1997, respectively, and was $120 million, which includes $285 million related to the first quarter of Aetna P&C, for the year ended December 31, 1996.

     Statutory capital and surplus of TAP's insurance subsidiaries was $7.1 billion and $6.2 billion at December 31, 1998 and 1997, respectively.

     ACCUMULATED OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES, NET OF TAX

     ------------------------------------------------------------------------------------------------
                                                     NET UNREALIZED       FOREIGN         ACCUMULATED
                                                            GAIN ON      CURRENCY       OTHER CHANGES
                                                         INVESTMENT   TRANSLATION      IN EQUITY FROM
     (for the year ended December 31, in millions)       SECURITIES   ADJUSTMENTS    NONOWNER SOURCES
     ------------------------------------------------------------------------------------------------
     1998
     Balance, beginning of year                            $    729       $    (7)            $   722
     Current-year change                                        200            (1)                199
     ------------------------------------------------------------------------------------------------
     Balance, end of year                                  $    929       $    (8)            $   921
     ================================================================================================
     1997
     Balance, beginning of year                            $    292       $    (7)            $   285
     Current-year change                                        437             -                 437
     ------------------------------------------------------------------------------------------------
     Balance, end of year                                  $    729       $    (7)            $   722
     ================================================================================================

     1996
     Balance, beginning of year                            $    288       $    (8)            $   280
     Current-year change                                          4             1                   5
     ------------------------------------------------------------------------------------------------
     Balance, end of year                                  $    292       $    (7)            $   285
     ================================================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10.  STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, CONTINUED

     TAX EFFECTS ALLOCATED TO EACH COMPONENT OF OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES

     -------------------------------------------------------------------------------------
                                                      PRE-TAX     TAX EXPENSE/   AFTER-TAX
     (for the year ended December 31, in millions)     AMOUNT      (BENEFIT)       AMOUNT
     -------------------------------------------------------------------------------------
     1998
     Unrealized gain on investment securities:
      Unrealized holding gains arising during year     $  439       $  154         $  285
      Less: reclassification adjustment for gains
        realized in net income                           (131)         (46)           (85)
     -------------------------------------------------------------------------------------
     Net unrealized gain on investment securities         308          108            200
     Foreign currency translation adjustments              (1)          --             (1)
     -------------------------------------------------------------------------------------
     Other changes in equity from nonowner sources     $  307       $  108         $  199
     =====================================================================================
     1997
     Unrealized gain on investment securities:
      Unrealized holding gains arising during year     $  775       $  272         $  503
      Less: reclassification adjustment for gains
        realized in net income                           (101)         (35)           (66)
     -------------------------------------------------------------------------------------
     Net unrealized gain on investment securities         674          237            437
     Foreign currency translation adjustments              --           --             --
     -------------------------------------------------------------------------------------
     Other changes in equity from nonowner sources     $  674       $  237         $  437
     =====================================================================================
     1996
     Unrealized gain on investment securities:
      Unrealized holding gains arising during year     $   29       $   10         $   19
      Less: reclassification adjustment for gains
        realized in net income                            (24)          (9)           (15)
     -------------------------------------------------------------------------------------
     Net unrealized gain on investment securities           5            1              4
     Foreign currency translation adjustments               1           --              1
     -------------------------------------------------------------------------------------
     Other changes in equity from nonowner sources     $    6       $    1         $    5
     =====================================================================================

11.  BENEFIT PLANS

     PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by an affiliate. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by an affiliate. The Company's share of net expense for the qualified pension and other postretirement benefit plans was $31 million, $26 million and $19 million for 1998, 1997 and 1996, respectively.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

11.  BENEFIT PLANS, CONTINUED

     401(k) SAVINGS PLAN

     Substantially all employees of the Company are eligible to participate in a 401(k) savings plan sponsored by Citigroup. Effective January 1, 1997, there are no Company matching contributions for substantially all employees. For 1996, the Company's matching contribution, for almost all employees except former Aetna P&C employees, was 100% of pre-tax contributions up to an annual maximum of $1,000. Former Aetna P&C employees received a match equal to 100% of their pre-tax contributions up to 5% of salary. These matching contributions were invested in Series C Preferred Stock issued by Citigroup. On January 2, 1998, the Series C Preferred Stock was converted into Citigroup's common stock at an exchange rate of approximately 2.42 shares of Citigroup's common stock for each share of Series C Preferred Stock. The Company's expense was $1 million, ($11) million and $2 million in 1998, 1997 and 1996, respectively. The 1997 amount reflects the effect of forfeitures.

12.  LEASES

     Most leasing functions for TIGI and its subsidiaries are administered by the Company. Rent expense related to these leases is shared by the companies on a cost allocation method based generally on estimated usage by department. Rent expense was $106 million, $118 million and $90 million in 1998, 1997 and 1996, respectively.

     Future minimum annual rentals under noncancellable operating leases are $96 million, $83 million, $62 million, $40 million, $24 million and $80 million for 1999, 2000, 2001, 2002, 2003 and 2004 and thereafter, respectively. Future sublease rental income of approximately $59 million will partially offset these commitments.

13.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments, including interest rate swaps, options and forward contracts, as a means of hedging exposure to interest rate and foreign currency risk. The Company does not hold or issue derivative instruments for trading purposes. These derivative financial instruments have off-balance-sheet risk. Financial instruments with off-balance-sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized on the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts and interest rate swaps, credit risk is limited to the amount that it would cost the Company to replace the contract. As a writer of option contracts, the Company has no credit risk since the counterparty has no performance obligation after it has paid a premium.

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

13. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

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

     At December 31, 1998 and 1997, the Company held interest rate swaps with notional amounts of $46 million and $311 million, respectively. The fair value of these financial instruments was $1 million (gain position) at December 31, 1998 and was $11 million (gain position) and $10 million (loss position) at December 31, 1997. The fair values were determined using a discounted cash flow method.

     The off-balance-sheet risk of forward contracts and options was not significant at December 31, 1998 and 1997.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," and, therefore, are not included in the amounts discussed.

     At December 31, 1998 and 1997, investments in fixed maturities had a fair value, which equaled carrying value, of $28.0 billion and $27.2 billion, respectively. The fair value of investments in fixed maturities for which a quoted market price or dealer quote are not available was $1.2 billion and $1.5 billion at December 31, 1998 and 1997, respectively. The carrying values of cash, short-term securities, mortgage loans, investment income accrued and commercial paper approximated their fair values. See notes 1 and 5.

     At December 31, 1998 and 1997, the carrying value of $1.3 billion of long-term debt approximated its fair value. Fair value is based upon bid price at December 31, 1998 and 1997. At December 31, 1998 and 1997, the carrying value of $900 million of TAP Trust Securities approximated their fair value. Fair value is based upon the closing price at December 31, 1998 and 1997.

     The carrying values of $1.4 billion and $1.5 billion of financial instruments classified as other assets approximated their fair values at December 31, 1998 and 1997, respectively. The carrying values of $3.5 billion and $3.8 billion of financial instruments classified as other liabilities at December 31, 1998 and 1997, respectively, also approximated their fair values. Fair value is determined using various methods including discounted cash flows, as appropriate for the various financial instruments.

     Financial guarantees are described in note 14.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

14.  COMMITMENTS AND CONTINGENCIES

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     See note 13 and the following, "Guarantees of the Securities of Other Issuers," for a discussion of financial instruments with off-balance-sheet risk.

     In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance-sheet risks of these financial instruments were not significant at December 31, 1998 and 1997.

     GUARANTEES OF THE SECURITIES OF OTHER ISSUERS

     The Company underwrote insurance guaranteeing the securities of other issuers, primarily corporate and industrial revenue bond issuers. The aggregate net amount of guarantees of principal and interest for such securities was approximately $217 million ($5.1 billion before reinsurance) and $334 million ($5.6 billion before reinsurance) at December 31, 1998 and 1997, respectively. The scheduled maturities for these guarantees are $8 million, $9 million, $6 million, $6 million and $188 million for 1999, 2000, 2001, 2002 and 2003 and thereafter, respectively.

     Included in the gross amounts are financial guarantees representing the Company's participation in the Municipal Bond Insurance Association's guarantee of municipal bond obligations of $4.8 billion and $5.3 billion at December 31, 1998 and 1997, respectively. The bonds are generally rated A or above, and the Company's participation has been reinsured.

     Reserves for the financial guarantee business, which include reserves for defaults, incurred but not reported losses and unearned premiums, totaled $24 million and $71 million at December 31, 1998 and 1997, respectively.

     It is not practicable to estimate a fair value for the Company's financial guarantees because there is no quoted market price for such contracts, it is not practicable to reliably estimate the timing and amount of all future cash flows due to the unique nature of each of these contracts, and the Company no longer writes such guarantees.

     LITIGATION

     In the ordinary course of business, the Company is a defendant or codefendant in various litigation matters other than environmental and asbestos claims. Although there can be no assurances, as of December 31, 1998, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

15.  RELATED PARTY TRANSACTIONS

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

15.  RELATED PARTY TRANSACTIONS, CONTINUED

     An affiliate maintains a short-term investment pool in which the Company participates. The positions of each company participating in the pool are calculated and adjusted daily. At December 31, 1998 and 1997, the pool totaled approximately $2.3 billion and $2.6 billion, respectively. The Company's share of the pool amounted to $1.4 billion and $1.2 billion at December 31, 1998 and 1997, respectively, and is included in short-term securities in the consolidated balance sheet.

     The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees. To further encourage employee stock ownership, Citigroup introduced the WealthBuilder stock option program during 1997. Under this program all employees meeting certain requirements have been granted Citigroup stock options.

     The Company applies APB 25 and related interpretations in accounting for stock options. Since stock options under the Citigroup plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

     Had the Company applied FAS 123 in accounting for Citigroup stock options, net income and net income per share-assuming dilution would have been the pro forma amounts indicated as follows:

     ---------------------------------------------------------------------------
     (for the year ended December 31,                                 NET INCOME
     in millions, except per share amounts)              NET INCOME   PER SHARE
     ---------------------------------------------------------------------------
     1998
     Net income, as reported                               $1,343      $  3.42
     FAS 123 pro forma adjustments, after tax                 (25)       (0.06)
     ---------------------------------------------------------------------------
     Net income, pro forma                                 $1,318      $  3.36
     ===========================================================================
     1997
     Net income, as reported                               $1,236      $  3.12
     FAS 123 pro forma adjustments, after tax                 (16)       (0.04)
     ---------------------------------------------------------------------------
     Net income, pro forma                                 $1,220      $  3.08
     ===========================================================================
     1996
     Net income, as reported                               $  391      $  1.02
     FAS 123 pro forma adjustments, after tax                  (6)       (0.01)
     ---------------------------------------------------------------------------
     Net income, pro forma                                 $  385      $  1.01
     ===========================================================================

     The assumptions used in applying FAS 123 to account for Citigroup stock options were as follows:

     -------------------------------------------------------------------------------
                                                           1998      1997      1996
     -------------------------------------------------------------------------------
     Expected volatility of Citigroup stock                37.1%     31.5%     28.4%
     Risk-free interest rate                               4.70%     5.83%     5.50%
     Expected annual dividends per Citigroup share       $ 0.65    $ 0.47    $ 0.37
     Expected annual forfeiture rate                          5%        5%        5%
     ===============================================================================

     Most leasing functions for TIGI and its subsidiaries are administered by the Company. See note 12.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

15.  RELATED PARTY TRANSACTIONS, CONTINUED

     The Company leases furniture and equipment from subsidiaries of TIGI. The rental expense charged to the Company for this furniture and equipment was $42 million, $48 million and $44 million in 1998, 1997 and 1996, respectively.

     In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's-length basis.

     The Company participates in reinsurance agreements with TIC. See note 6.

     The Company purchases annuities from affiliates to settle certain claims. Reinsurance recoverables at December 31, 1998 and 1997 included $787 million and $795 million, respectively, related to these annuities.

16.  NONCASH FINANCING AND INVESTING ACTIVITIES

     Significant noncash financing activities include the transfer of approximately 328 million shares of Class B Common Stock to TIGI in exchange for the outstanding capital stock of The Travelers Indemnity Company in 1996. See note 3.

     Other than the acquisition of Aetna P&C, there were no significant noncash investing activities for the years ended December 31, 1998, 1997 or 1996. See note 3.

                TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

17.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     ---------------------------------------------------------------------------------------------------
                                                    FIRST     SECOND      THIRD      FOURTH
     1998 (in millions, except per share amounts)  QUARTER    QUARTER    QUARTER     QUARTER      TOTAL
     ---------------------------------------------------------------------------------------------------
     Total revenues                                $  2,594   $ 2,532   $   2,601    $ 2,724    $ 10,451
     Total expenses                                   2,108     2,106       2,176      2,224       8,614
     ---------------------------------------------------------------------------------------------------
     Income before federal income taxes                 486       426         425        500       1,837
     Federal income tax expense                         139       113         110        132         494
     ---------------------------------------------------------------------------------------------------
     Net income                                    $    347   $   313   $     315    $   368    $  1,343
     ===================================================================================================
     Net income per common share                   $   0.88   $  0.80   $    0.80    $  0.94    $   3.43
     Net income per common share-
      assuming dilution                            $   0.88   $  0.80   $    0.80    $  0.94    $   3.42
     ---------------------------------------------------------------------------------------------------
     Common stock price
      High                                         $46 1/16   $45 5/8   $45 3/4      $35 1/2    $46 1/16
      Low                                          $39 1/8    $38 3/4   $29 5/8      $24 1/8    $24 1/8
      Close                                        $44        $42 7/8   $31 15/16    $31        $31
     Dividends per share of common stock           $ 0.100    $ 0.100   $   0.100    $ 0.100    $ 0.400
     ---------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------
                                                    FIRST     SECOND      THIRD      FOURTH
     1997 (in millions, except per share amounts)  QUARTER    QUARTER    QUARTER     QUARTER      TOTAL
     ---------------------------------------------------------------------------------------------------
     Total revenues                                $ 2,431    $ 2,431    $  2,507    $ 2,542     $ 9,911
     Total expenses                                  2,041      2,038       2,040      2,040       8,159
     ---------------------------------------------------------------------------------------------------
     Income before federal income taxes                390        393         467        502       1,752
     Federal income tax expense                        117        117         140        142         516
     ---------------------------------------------------------------------------------------------------
     Net income                                    $   273    $   276    $    327    $   360     $ 1,236
     ===================================================================================================
     Net income per common share                   $  0.68    $  0.69    $   0.83    $  0.92     $  3.13
     Net income per common share-
      assuming dilution                            $  0.68    $  0.69    $   0.83    $  0.92     $  3.12
     ---------------------------------------------------------------------------------------------------
     Common stock price
      High                                         $39 5/8    $40 3/8    $43 9/16    $45         $45
      Low                                          $31 3/4    $31 3/8    $37 7/8     $34 7/8     $31 3/8
      Close                                        $31 3/4    $39 7/8    $40 1/2     $44         $44
     Dividends per share of common stock           $ 0.075    $ 0.075    $  0.075    $ 0.075     $ 0.300
     ===================================================================================================

     Due to changes in the number of average shares outstanding, quarterly earnings per share of common stock may not add to the total for the years.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Travelers Property Casualty Corp.:

We have audited the accompanying consolidated balance sheets of Travelers Property Casualty Corp. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Travelers Property Casualty Corp. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations, changes in stockholders' equity and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.




Hartford, Connecticut
January 25, 1999