Form 10-K, Exhibit 13
period 1999-12-31
TRAVELERS PROPERTY CASUALTY CORP
filed 2000-03-13
CIK 1010551

                                                                   Exhibit 13.01


               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES


SELECTED CONSOLIDATED FINANCIAL DATA
(In millions, except per share amounts)

-----------------------------------------------------------------------------------------------------------------------------------
At and for the Year Ended December 31, (1)                              1999           1998          1997          1996       1995
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                    $   10,572     $   10,451    $    9,911    $    8,197    $ 4,569

Income before cumulative effect of changes in
  accounting principles                                           $    1,409     $    1,343    $    1,236    $      391    $   419
Cumulative effect of changes in accounting principles                   (133)            --            --            --         --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                        $    1,276     $    1,343    $    1,236    $      391    $   419
===================================================================================================================================
Total assets                                                      $   50,257     $   51,274    $   50,682    $   49,779    $24,062
Long-term debt                                                    $      850     $    1,250    $    1,249    $    1,249         --
TAP-obligated mandatorily redeemable securities
  of subsidiary trusts holding solely junior
  subordinated debt securities of TAP                             $      900     $      900    $      900    $      900         --
Stockholders' equity                                              $    8,941     $    9,125    $    7,777    $    6,480    $ 3,601
Stockholders' equity excluding accumulated other
  changes in equity from nonowner sources                         $    9,143     $    8,204    $    7,055    $    6,195    $ 3,321
Year-end common shares outstanding (2)                                 387.3          391.9         393.1         399.6        N/A

Basic Earnings per Share (3,5)
Income before cumulative effect of changes in
  accounting principles                                           $     3.62     $     3.43    $     3.13    $     1.02    $  1.28
Cumulative effect of changes in accounting principles                  (0.34)            --            --            --         --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                        $     3.28     $     3.43    $     3.13    $     1.02    $  1.28
===================================================================================================================================
Diluted Earnings per Share (4,5)
Income before cumulative effect of changes in
  accounting principles                                           $     3.61     $     3.42    $     3.12    $     1.02    $  1.28
Cumulative effect of changes in accounting principles                  (0.34)            --            --            --         --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                        $     3.27     $     3.42    $     3.12    $     1.02    $  1.28
===================================================================================================================================
Per common share data:
Cash dividends                                                    $     0.50     $     0.40    $     0.30    $     0.15        N/A
Book value                                                        $    23.09     $    23.28    $    19.78    $    16.22        N/A
Book value excluding accumulated other changes
  in equity from nonowner sources                                 $    23.61     $    20.93    $    17.95    $    15.50        N/A
-----------------------------------------------------------------------------------------------------------------------------------


(1) On April 2, 1996, Travelers Property Casualty Corp. (TAP) purchased from Aetna Services, Inc. all of the outstanding capital stock of Travelers Casualty and Surety Company (formerly the Aetna Casualty & Surety Company) and the Standard Fire Insurance Company (collectively, Aetna P&C). Includes amounts related to Aetna P&C from April 2, 1996, the date of the acquisition.
(2) In April 1996, in conjunction with the acquisition of Aetna P&C, the Company issued common stock through its Initial Public Offering (IPO). As part of this transaction, The Travelers Insurance Group Inc. (TIGI), TAP's parent, acquired approximately 328 million shares of Class B common stock of TAP in exchange for contributing the outstanding capital stock of The Travelers Indemnity Company and a capital contribution of approximately $1.1 billion.
(3) Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period.
(4) Diluted earnings per share reflects the effect of potentially dilutive securities, principally stock-based incentive plans.
(5) For purposes of computing basic and diluted earnings per share for periods prior to the IPO, the 328 million shares of common stock issued to TIGI in April 1996 were assumed to be outstanding for all reported periods.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Results of Operations reflect the consolidated results of operations of Travelers Property Casualty Corp. (TAP) and its subsidiaries (the Company).

CONSOLIDATED OVERVIEW
The Company provides a wide range of commercial and personal property and casualty insurance products and services to businesses, associations and individuals principally throughout the United States.

On October 8, 1998, Citicorp merged with and into a newly formed wholly-owned subsidiary of Travelers Group Inc. (Travelers Group) (the Merger), the indirect owner of approximately 85% of the outstanding common stock of TAP. Following the Merger, Travelers Group changed its name to Citigroup Inc. (Citigroup). Upon consummation of the Merger, Citigroup became a bank holding company.

In November 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the Act), which will become effective in most significant respects on March 11, 2000. Under the Act, bank holding companies, such as Citigroup, all of whose depository institutions are "well capitalized" and "well managed," as defined in Federal Reserve Regulation Y, and which obtain satisfactory Community Reinvestment Act ratings, will have the ability to declare themselves to be "financial holding companies" and such companies and their affiliates will have the ability to engage in a broader spectrum of activities than those currently permitted, including insurance underwriting and brokerage. Citigroup anticipates that its declaration to become a financial holding company will become effective shortly after the effective date of the Act, and that as a result, Citigroup and its affiliates (including the Company) will be permitted to continue to operate their insurance business as currently structured and, if they so determine, to expand those businesses through acquisition or otherwise.


-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share data)                                                      1999               1998              1997
-----------------------------------------------------------------------------------------------------------------------------------
Revenues .....................................................................      $   10,572         $   10,451        $    9,911
-----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles ..........      $    1,409         $    1,343        $    1,236
Cumulative effect of changes in accounting principles ........................            (133)                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Net income (1) ...............................................................      $    1,276         $    1,343        $    1,236
-----------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
  Income before cumulative effect of changes in accounting principles ........      $     3.62         $     3.43        $     3.13
  Cumulative effect of changes in accounting principles ......................           (0.34)                --                --
-----------------------------------------------------------------------------------------------------------------------------------
  Net income .................................................................      $     3.28         $     3.43        $     3.13
-----------------------------------------------------------------------------------------------------------------------------------
  Weighted average number of common shares outstanding .......................           388.6              392.0             395.5
-----------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE
  Income before cumulative effect of changes in accounting principles ........      $     3.61         $     3.42        $     3.12
  Cumulative effect of changes in accounting principles ......................           (0.34)                --                --
-----------------------------------------------------------------------------------------------------------------------------------
  Net income .................................................................      $     3.27         $     3.42        $     3.12
-----------------------------------------------------------------------------------------------------------------------------------
  Weighted average number of common
  shares outstanding and common stock equivalents ............................           390.0              392.7             395.8
-----------------------------------------------------------------------------------------------------------------------------------


(1)Net income includes $72 million, $93 million and $110 million of realized investment gains in 1999, 1998 and 1997, respectively.

Net income was $1.276 billion in 1999, $1.343 billion in 1998 and $1.236 billion in 1997. Net income in 1999 included a charge of $160 million related to the initial adoption of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' (AcSEC) Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3) and a benefit of $27 million related to the initial adoption of AcSEC Statement of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" (SOP 98-7). The net charge of $133 million due to the initial adoption of these Statements of Position has been accounted for as a cumulative effect of a change in accounting principles.

Excluding realized investment gains and the cumulative effect of changes in accounting principles in 1999 described above, operating income was $1.337 billion or $3.43 per share (diluted) in 1999, $1.250 billion or $3.18 per share (diluted) in 1998 and $1.126 billion or $2.85 per share (diluted) in 1997. The increase in operating income in 1999 from 1998 was primarily due to favorable prior-year reserve development and lower weather-related losses in Commercial Lines, a benefit as a result of legislative actions in the states of New York and Pennsylvania that changed the manner in which these states finance their workers' compensation second-injury funds, an increase in income due to the growth in Personal Lines and lower operating expenses. These factors were partially offset by higher catastrophe losses principally due to Hurricane Floyd, higher loss ratios in the TRAVELERS SECURE(R) program, a charge related to curtailing the sale of TRAVELERS SECURE(R) auto and homeowners products and lower favorable prior-year reserve development in Personal Lines and lower Commercial Lines fee income. The increase in 1998 from 1997 was primarily due to higher net investment income, lower environmental and cumulative injury incurred losses and expense reductions, partially offset by higher catastrophe and other weather-related losses and the difficult pricing environment in Commercial Lines.

Revenues of $10.572 billion in 1999 increased $121 million from 1998. Revenues of $10.451 billion in 1998 increased $540 million from 1997. The 1999 increase was primarily attributable to growth in earned premiums in Personal Lines, partially offset by lower earned premiums in Commercial Lines, lower realized investment gains and lower fee income. The 1998 increase was primarily attributable to growth in earned premiums, principally in Personal Lines, and higher net investment income, partially offset by lower fee income and lower realized investment gains.

Commercial Lines earned premiums decreased $150 million to $4.375 billion in 1999, reflecting the impact of higher ceded premiums in 1999 due to additional reinsurance coverage, the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. Commercial Lines earned premiums increased $217 million to $4.525 billion in 1998, reflecting lower ceded premiums in 1998 compared to 1997 as well as lower negative premium adjustments related to retrospectively rated policies, partially offset by continued decreases resulting from the Company's selective underwriting and market conditions characterized by difficult pricing and increased competition. Personal Lines earned premiums of $3.634 billion in 1999 increased $363 million from 1998. Personal Lines earned premiums of $3.271 billion in 1998 increased $354 million from 1997. These increases in earned premiums reflected growth in independent agents business and growth in affinity marketing and joint marketing arrangements. During the third quarter of 1999, the Company's management decided to curtail the sale of its TRAVELERS SECURE(R) auto and homeowners products because insured losses exceeded levels anticipated in the pricing of the products. The TRAVELERS SECURE(R) program marketed Personal Lines products through the independent agents of Primerica Financial Services, a unit of Citigroup.

Net investment income was $2.092 billion in 1999, a decrease of $8 million from 1998. Net investment income was $2.100 billion in 1998, an increase of $49 million from 1997, reflecting the higher level of invested assets in 1998, partially offset by an increase in tax-exempt securities in 1998.

Fee income was $275 million in 1999, a $31 million decrease from 1998. Fee income was $306 million in 1998, a $59 million decrease from 1997. National Accounts within Commercial Lines is the primary source of fee income due to its service fee business. The decrease in fee income in both 1999 and 1998 was the result of the depopulation of involuntary pools serviced by the Company and the Company's continued success in lowering workers' compensation losses of service customers.

Claims and expenses of $8.657 billion in 1999 increased $43 million from 1998. This increase was primarily the result of higher claims associated with the growth in premiums in Personal Lines, higher catastrophe losses principally due to Hurricane Floyd, higher loss ratios in the TRAVELERS SECURE(R) program, the TRAVELERS SECURE(R) charge and lower favorable prior-year reserve development in Personal Lines, mostly offset by favorable prior-year reserve development and lower weather-related losses in Commercial Lines, the benefit related to the legislative actions in New York and Pennsylvania that changed the manner in which these states finance their workers' compensation second-injury funds, and a reduction in operating expenses. Claims and expenses of $8.614 billion in 1998 increased $455 million from 1997. This increase was primarily the result of higher catastrophe and other weather-related losses and higher claims related to the growth in premiums in Personal Lines, partially offset by a reduction in operating expenses.

The Company's effective tax rate was 26%, 27% and 29% in 1999, 1998 and 1997, respectively. These rates differed from the statutory tax rate in those years primarily due to municipal bond interest not taxed for federal income tax purposes. Both the 1999 and 1998 effective tax rate were lower, compared to 1998 and 1997, respectively, due to a proportionately larger amount of tax-exempt income versus pre-tax income.

The statutory and GAAP combined ratios were as follows:

----------------------------------------------------------------------------------------------
                                                                    1999       1998      1997
----------------------------------------------------------------------------------------------
STATUTORY:
    Loss and Loss Adjustment Expense (LAE) ratio...............     74.3%      73.6%     72.4%
    Underwriting expense ratio.................................     28.8       28.6      29.9
    Combined ratio before policyholder dividends...............    103.1      102.2     102.3
    Combined ratio.............................................    103.7      102.7     103.5
----------------------------------------------------------------------------------------------

GAAP:
    Loss and LAE ratio.........................................     73.0%      73.5%     72.3%
    Underwriting expense ratio.................................     28.3       29.1      29.6
    Combined ratio before policyholder dividends...............    101.3      102.6     101.9
    Combined ratio.............................................    101.9      103.1     102.6
----------------------------------------------------------------------------------------------


For purposes of computing GAAP combined ratios, fee income is allocated as a reduction of losses and loss adjustment expenses and other underwriting expenses.

GAAP combined ratios differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only.

The 1999 statutory combined ratio before policyholder dividends includes the treatment, on a statutory basis only, of a commutation of an asbestos liability to an insured. In addition, the 1999 statutory and GAAP combined ratios before policyholder dividends include an adjustment in Personal Lines associated with the termination of a quota share reinsurance arrangement. Excluding these items, the statutory and GAAP combined ratios before policyholder dividends for 1999 would have been 101.8% and 101.5%, respectively.

The improvement in the 1999 statutory and GAAP combined ratios before policyholder dividends excluding these items compared to 1998 was due to favorable prior-year reserve development in Commercial Lines, continued productivity improvements and expense savings, partially offset by higher catastrophe losses, higher loss ratios in the TRAVELERS SECURE(R) program and the charge related to curtailing the sale of TRAVELERS SECURE(R) policies. In addition, the 1999 GAAP combined ratio before policyholder dividends benefited from legislative actions in the states of New York and Pennsylvania that changed the manner in which these states finance their workers' compensation second-injury funds.

The 1997 statutory and GAAP combined ratios include an adjustment in Commercial Lines due to a change to conform the Travelers Casualty and Surety Company (formerly The Aetna Casualty and Surety Company) and The Standard Fire Insurance Company (collectively, Aetna P&C) method with the Travelers Indemnity and its subsidiaries (Travelers P&C) method of recording certain net written premiums, and an adjustment in Personal Lines associated with a change in the quota share reinsurance arrangement. Excluding these adjustments, the statutory and GAAP combined ratios before policyholder dividends for 1997 would have been 102.5% and 102.7%, respectively. The decrease in the 1998 statutory and GAAP combined ratios compared to the 1997 statutory and GAAP combined ratios before policyholder dividends excluding these adjustments was due to continued productivity improvements and expense reductions, partially offset by higher catastrophe and other weather-related losses.

RESULTS OF OPERATIONS BY SEGMENT

--------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL LINES
(in millions)                                                                           1999             1998             1997
--------------------------------------------------------------------------------------------------------------------------------
Revenues .......................................................................      $ 6,492           $ 6,699          $ 6,557
--------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles ............      $ 1,159           $ 1,018          $   946
Cumulative effect of changes in accounting principles ..........................         (133)               --               --
--------------------------------------------------------------------------------------------------------------------------------
Net income (1) .................................................................      $ 1,026           $ 1,018          $   946
--------------------------------------------------------------------------------------------------------------------------------


(1) Commercial Lines net income includes $82 million, $76 million and $100 million of realized investment gains in 1999, 1998 and 1997, respectively.

Net income was $1.026 billion in 1999, $1.018 billion in 1998 and $946 million in 1997. Net income in 1999 included a charge of $160 million related to the initial adoption of SOP 97-3 and a benefit of $27 million related to the initial adoption of SOP 98-7. The net charge of $133 million due to the initial adoption of these Statements of Position has been accounted for as a cumulative effect of a change in accounting principles.

Commercial Lines operating income, which excludes realized investment gains in all years and the cumulative effect of changes in accounting principles in 1999, was $1.077 billion, $942 million and $846 million in 1999, 1998 and 1997, respectively. The 1999 increase compared to 1998 included a benefit as a result of legislative actions in the states of New York and Pennsylvania that changed the manner in which these states finance their workers' compensation second-injury funds. The improvement also reflected favorable prior-year reserve development, lower weather-related losses and lower operating expenses, partially offset by lower fee income. Operating results in 1999 reflected the Company's long-standing insistence on maintaining discipline in the highly competitive commercial lines marketplace and on growing business only where market conditions warrant. During 1999, the Company began to see modest price increases on renewal business. However, these increases varied significantly and reinforced the fact that rates in many areas still have not improved to the point of producing acceptable returns. The 1998 increase compared to 1997 was due to increased after-tax net investment income, expense reductions and lower environmental and cumulative injury incurred losses, partially offset by increased losses from catastrophes and other weather-related events. Operating results during this period also reflected market conditions characterized by difficult pricing and increased competition. The impact of this trend in market conditions on 1998 and 1997 operating results was offset by the factors previously indicated as well as a disciplined approach to underwriting and risk management.

Revenues of $6.492 billion in 1999 decreased $207 million from 1998. Revenues of $6.699 billion in 1998 increased $142 million from 1997. The decrease in 1999 reflected lower levels of earned premiums, net investment income and fee income, partially offset by an increase in realized investment gains. The 1998 increase reflected higher earned premiums and net investment income, partially offset by declines in fee income and realized investment gains.

Commercial Lines net written premiums in 1999 totaled $4.408 billion, down $206 million from 1998. This decrease continued to reflect the highly competitive marketplace and the Company's disciplined approach to underwriting and risk management, as well as additional reinsurance coverage in 1999. Commercial Lines net written premiums in 1998 totaled $4.614 billion, down $143 million from $4.757 billion in 1997, reflecting a $142 million adjustment in the first quarter of 1997 to net written premiums due to the change to conform the Aetna P&C method of recording certain net written premiums to the method employed by Travelers P&C. Without this adjustment, net written premiums were level with the prior year reflecting the highly competitive marketplace and the Company's disciplined approach to underwriting and risk management.

Fee income was $275 million, $306 million and $365 million in 1999, 1998 and 1997, respectively. The decreases in fee income were the result of the depopulation of involuntary pools serviced by the Company and the Company's continued success in lowering workers' compensation losses of service customers.

National Accounts works with national and regional brokers providing insurance coverages and services, primarily workers' compensation, mainly to large corporations. National Accounts also includes the alternative market business, which sells claims and policy management services to workers' compensation and automobile assigned risk plans and to self-insurance pools throughout the United States. National Accounts net written premiums were $488 million in 1999 compared to $625 million in 1998. This decrease continued to reflect the Company's disciplined approach to underwriting and risk management, as well as the impact of additional reinsurance coverage in 1999. National Accounts net written premiums were $625 million in 1998 compared to $657 million in 1997. This decrease was primarily due to a decrease in the Company's level of involuntary pool participation, the result of pricing declines due to the highly competitive marketplace, and the Company's disciplined approach to underwriting and risk management.

For 1999, new business in National Accounts was significantly lower than 1998, reflecting the Company's continued disciplined approach to the highly competitive marketplace. The business retention ratio for 1999 was moderately higher than 1998, primarily reflecting the loss of one large account in 1998. National Accounts new business and business retention ratio were virtually the same in 1998 as they were in 1997. National Accounts experienced an increase in claim service-only business as well as favorable results from continued product development efforts, especially in workers' compensation cost containment programs.

Commercial Accounts serves mid-size businesses for casualty products and both large and mid-size businesses for property products through a network of independent agents and brokers. Commercial Accounts net written premiums of $1.816 billion in 1999 were $16 million above 1998 premium levels. This increase reflected the improving rate environment and growth in specific business markets, partially offset by the Company's continued disciplined approach to underwriting and risk management. Commercial Accounts net written premiums were $1.800 billion in 1998 compared to $1.986 billion in 1997. This decrease reflected a $127 million adjustment in the first quarter of 1997 to net written premiums due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums. Excluding this adjustment, net written premiums decreased $59 million reflecting pricing declines due to the highly competitive marketplace and the Company's disciplined approach to underwriting and risk management.

For 1999, new premium business in Commercial Accounts was significantly less than 1998, reflecting the Company's continued focus on obtaining new business accounts only where it can maintain its selective underwriting policy. The business retention ratio was virtually the same as 1998 reflecting the Company's focus on the retention of existing business while maintaining its product pricing standards and its selective underwriting policy. For 1998, new premium business in Commercial Accounts significantly declined compared to 1997, reflecting the Company's focus on maintaining its selective underwriting policy. The Commercial Accounts business retention ratio remained strong in 1998 and was virtually the same as 1997, reflecting the Company's focus on retaining profitable business.

Select Accounts serves small businesses through a network of independent agents. Select Accounts net written premiums were $1.494 billion in both 1999 and 1998 and $1.432 billion in 1997. The results in 1999 compared to 1998 continued to reflect the highly competitive marketplace and the Company's disciplined approach to underwriting and risk management. The 1997 amount included a first quarter increase of $15 million to net written premiums due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums. Excluding this adjustment, the increase in Select Accounts net written premiums in 1998 reflected lower ceded premiums, partially offset by the highly competitive marketplace and the Company's disciplined approach to underwriting and risk management.

New premium business in Select Accounts was significantly lower in 1999 compared to 1998 reflecting its selective underwriting policy in the highly competitive marketplace. The business retention ratio remained strong in 1999 and was virtually the same as 1998 and 1997. New premium business in Select Accounts was moderately lower in 1998 compared to 1997 reflecting the highly competitive marketplace and the Company's disciplined approach to underwriting and risk management.

Specialty Accounts markets products to national, mid-size and small customers and distributes them through both wholesale brokers and retail agents and brokers throughout the United States. Specialty Accounts net written premiums of $610 million in 1999 were $85 million below 1998 premium levels. This decrease reflected the impact of additional reinsurance coverage, a highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. Specialty Accounts net written premiums were $695 million in 1998 as compared to $682 million in 1997. This increase reflected strong production in excess and surplus lines, partially offset by a highly competitive marketplace and the Company's disciplined approach to underwriting and risk management.

Commercial Lines claims and expenses of $4.927 billion in 1999 decreased $400 million from 1998 and increased $94 million in 1998 compared to 1997. The 1999 decrease reflected the benefit resulting from the legislative actions in the states of New York and Pennsylvania that changed the manner in which these states finance their workers' compensation second-injury funds. This decrease also included favorable prior-year reserve development, lower weather-related losses and lower operating expenses. The 1998 increase was primarily attributable to higher catastrophe and other weather-related losses, partially offset by lower environmental and cumulative injury incurred losses and expense reductions.

Catastrophe losses, net of tax and reinsurance, were $27 million, $25 million and $5 million in 1999, 1998 and 1997, respectively. The 1999 catastrophe losses were due to Hurricane Floyd in the third quarter and tornadoes in Oklahoma in the second quarter. The 1998 catastrophe losses were primarily due to Hurricane Georges in the third quarter and tornadoes in Nashville, Tennessee in the second quarter. The 1997 catastrophe losses were primarily due to tornadoes in the Midwest in the first quarter.

Statutory and GAAP combined ratios for Commercial Lines were as follows:

-------------------------------------------------------------------------------------------------
                                                                    1999         1998      1997
-------------------------------------------------------------------------------------------------
STATUTORY:
    Loss and LAE ratio..........................................     77.9%       78.5%      78.4%
    Underwriting expense ratio..................................     30.7        29.7       30.6
    Combined ratio before policyholder dividends................    108.6       108.2      109.0
    Combined ratio..............................................    109.7       109.1      111.0
-------------------------------------------------------------------------------------------------
GAAP:
    Loss and LAE ratio..........................................     75.2%       78.4%      78.3%
    Underwriting expense ratio..................................     29.8        31.1       30.4
    Combined ratio before policyholder dividends................    105.0       109.5      108.7
    Combined ratio..............................................    106.1       110.4      109.9
-------------------------------------------------------------------------------------------------

For purposes of computing GAAP combined ratios, fee income is allocated as a reduction of losses and loss adjustment expenses and other underwriting expenses.

GAAP combined ratios for Commercial Lines differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only.

The 1999 statutory combined ratio before policyholder dividends includes the treatment, on a statutory basis only, of the commutation of an asbestos liability to an insured. Excluding the commutation, the statutory combined ratio before policyholder dividends was 106.1% in 1999 compared to 108.2% in 1998. The improvement was primarily due to favorable prior-year reserve development and lower weather-related losses. The decrease in the 1999 GAAP combined ratio before policyholder dividends compared to 1998 was due to favorable prior-year reserve development, lower weather-related losses and the benefit of the New York and Pennsylvania legislative actions, partially offset by lower fee income. The 1997 statutory and GAAP combined ratios for Commercial Lines include an adjustment due to a change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums. Excluding this adjustment, the statutory and GAAP combined ratios before policyholder dividends for 1997 would have been 109.5% and 109.6%, respectively. The decrease in the 1998 statutory and GAAP combined ratios before policyholder dividends compared to the 1997 statutory and GAAP combined ratios before policyholder dividends excluding this adjustment was due to expense reductions and lower environmental and cumulative injury incurred losses, partially offset by higher catastrophe and other weather-related losses and lower fee income.


------------------------------------------------------------------------------------------------
PERSONAL LINES
(in millions)                                                 1999          1998           1997
------------------------------------------------------------------------------------------------
Revenues...................................................  $4,077        $3,743         $3,341
Net income (1).............................................  $  358        $  437         $  413
------------------------------------------------------------------------------------------------


(1) Personal Lines net income includes $10 million of realized investment losses in 1999 and $17 million and $10 million of realized investment gains in 1998 and 1997, respectively.

Net income of $358 million in 1999 decreased $79 million from 1998. Net income of $437 million in 1998 increased $24 million from $413 million in 1997. Personal Lines operating income, which excludes realized investment gains and losses, was $368 million, $420 million and $403 million in 1999, 1998 and 1997, respectively. The 1999 decrease in operating income was due to higher catastrophe losses primarily due to Hurricane Floyd, higher loss ratios in the TRAVELERS SECURE(R) program, the charge related to curtailing the sale of TRAVELERS SECURE(R) auto and homeowners products and lower prior-year favorable reserve development, partially offset by the increase in income due to the growth in earned premiums. The 1998 increase was primarily due to higher net investment income and higher profit from increased production, partially offset by higher catastrophe losses and a decrease in favorable prior-year reserve development.

Revenues were $4.077 billion in 1999 compared to $3.743 billion in 1998 and $3.341 billion in 1997. Both the 1999 and 1998 increases, compared to 1998 and 1997, respectively, reflected growth in earned premiums in all distribution channels and higher net investment income. Personal Lines had approximately 5.3 million, 5.1 million and 4.6 million policies in force at December 31, 1999, 1998 and 1997, respectively.

Personal Lines net written premiums in 1999 totaled $3.733 billion (excluding an adjustment of $72 million due to an adjustment associated with the termination of a quota share reinsurance arrangement), compared to $3.490 billion in 1998 and $3.005 billion (excluding an adjustment of $69 million due to an adjustment associated with a change in the quota share reinsurance arrangement) in 1997. The increases in 1999 and 1998 primarily reflected growth in independent agents business and growth in affinity marketing and joint marketing arrangements. Business retention continued to be strong. During the third quarter of 1999, the Company's management decided to curtail the sale of TRAVELERS SECURE(R) auto and homeowners products. The growth in premiums from the independent agent distribution channel has been partially due to pursuing transfers of books of business to the Company within certain independent insurance agencies. Frequently, Personal Lines will pay these agencies an incentive to cover their expenses related to the transfer and include a competitive inducement to move the book. Many independent agencies are consolidating their business to a smaller number of insurance carriers resulting in transfers of business to their preferred carriers.

Personal Lines claims and expenses of $3.561 billion in 1999 increased $457 million from 1998. This increase was primarily the result of higher losses associated with the growth in premiums and related claim volumes, higher catastrophe losses and lower favorable prior-year reserve development. In addition, 1999 included higher loss ratios in the TRAVELERS SECURE(R) program and the charge related to curtailing the sale of TRAVELERS SECURE(R) auto and homeowners products. Claims and expenses of $3.104 billion in 1998 increased $380 million from 1997. This increase was primarily attributable to higher production-related claims and expenses associated with the growth in premiums and higher catastrophe losses.

Catastrophe losses, net of tax and reinsurance, were $79 million, $44 million and $10 million in 1999, 1998 and 1997, respectively. Catastrophe losses in 1999 were primarily due to Hurricane Floyd in the third quarter, wind and hail storms on the East Coast and tornadoes in the Midwest in the second quarter and a wind and ice storm in the Midwest and Northeast in the first quarter. Catastrophe losses in 1998 were primarily due to Hurricanes Bonnie and Georges, severe first quarter winter storms and second and third quarter wind and hail storms.

Statutory and GAAP combined ratios for Personal Lines were as follows:

-------------------------------------------------------------------------------------------------
                                                               1999          1998           1997
-------------------------------------------------------------------------------------------------
STATUTORY:
    Loss and LAE ratio.......................................  70.0%          66.7%         63.5%
    Underwriting expense ratio...............................  26.7           27.2          28.7
    Combined ratio...........................................  96.7           93.9          92.2
-------------------------------------------------------------------------------------------------
GAAP:
    Loss and LAE ratio.......................................  70.3%          66.7%         63.5%
    Underwriting expense ratio...............................  26.5           26.5          28.3
    Combined ratio...........................................  96.8           93.2          91.8
-------------------------------------------------------------------------------------------------


GAAP combined ratios for Personal Lines differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only.

The 1999 statutory and GAAP combined ratios for Personal Lines include an adjustment associated with the termination of a quota share reinsurance arrangement. Excluding this adjustment, the statutory and GAAP combined ratios for 1999 would have been 96.5% and 97.3%, respectively. The increase in the 1999 statutory and GAAP combined ratios excluding this adjustment compared to 1998 was due to higher catastrophe losses due to Hurricane Floyd, higher loss ratios in the TRAVELERS SECURE(R) program, the TRAVELERS SECURE(R) charge and lower favorable prior-year development in the automobile bodily injury line.

The 1997 statutory and GAAP combined ratios for Personal Lines include an adjustment associated with a change in the quota share reinsurance arrangement. Excluding this adjustment, the 1997 statutory and GAAP combined ratios would have been 92.1% and 92.5%, respectively. The increase in the 1998 statutory and GAAP combined ratios compared to the 1997 statutory and GAAP combined ratios excluding this adjustment was primarily due to higher catastrophe and other weather-related losses and a decrease in favorable prior-year reserve development, partially offset by a decrease in the underwriting expense ratio due to a lower commission expense ratio associated with the alternative distribution channels.


-------------------------------------------------------------------------------------------------
INTEREST EXPENSE AND OTHER
(in millions)                                                  1999          1998           1997
-------------------------------------------------------------------------------------------------
Revenues...................................................   $   3         $   9          $  13
Net loss...................................................   $(108)        $(112)         $(123)
-------------------------------------------------------------------------------------------------


The primary component of net loss for 1999, 1998 and 1997 was after-tax interest expense of $99 million, $105 million and $106 million, respectively.

ENVIRONMENTAL CLAIMS
As a result of various state and federal legislative and regulatory efforts aimed at environmental remediation, the insurance industry has been, and continues to be, involved in litigation involving policy coverage and liability issues. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), enacted in 1980 and later modified, enables private parties as well as federal and state governments to take action with respect to releases and threatened releases of hazardous substances. This federal statute permits both the recovery of response costs from certain liable parties and may require liable parties to directly undertake their own remedial action. Liability under CERCLA may be joint and several with other responsible persons. In addition to the regulatory pressures, the Company believes that certain court decisions have expanded insurance coverage beyond the original intent of the insurers and insureds. These decisions often pertain to insurance policies that were issued by the Company prior to the mid-1970s. The court decisions affecting the industry's coverage positions continue to be inconsistent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remain uncertain.

The Company continues to receive claims alleging liability exposures arising out of insureds' alleged disposition of toxic substances. These claims when submitted rarely indicate the monetary amount being sought by the claimant from the insured and the Company does not keep track of the monetary amount being sought in those few claims which indicated such a monetary amount.

The Company's reserves for environmental claims are not established on a claim-by-claim basis. An aggregate bulk reserve is carried for all of the Company's environmental claims that are in the dispute process, until the dispute is resolved. This bulk reserve is established and adjusted based upon the aggregate volume of in-process environmental claims and the Company's experience in resolving such claims. At December 31, 1999, approximately 22% of the net environmental loss reserve (i.e., approximately $149 million) consists of the case reserve for resolved claims. The balance, approximately 78% of the net aggregate reserve (i.e., approximately $527 million), is carried in a bulk reserve and includes incurred but not reported environmental claims for which the Company has not received any specific claims.

The Company's reserving methodology is preferable to one based on "identified claims" since the resolution of environmental exposures by the Company generally occurs by settlement on an insured-by-insured basis as opposed to a claim-by-claim basis. Generally, the settlement between the Company and the insured extinguishes any obligation the Company may have under any policy issued to the insured for past, present and future environmental liabilities as well as extinguishes any pending coverage litigation dispute with the insured. This form of settlement is commonly referred to as a "buy-back" of policies for future environmental liability. Additional provisions of these agreements include appropriate indemnities and hold harmless provisions to protect the Company. The Company's general purpose in executing such agreements is to reduce its potential environmental exposure and eliminate both the risks presented by coverage litigation with the insured and the cost of such litigation.

The reserving methodology includes an analysis by the Company of the exposure presented by each insured and the anticipated cost of resolution, if any, for each insured. This analysis is completed by the Company on a quarterly basis. In the course of this analysis, an assessment of the probable liability, available coverage, judicial interpretations and historical value of similar exposures is considered by the Company. In addition, due consideration is given to the many variables presented, such as the nature of the alleged activities of the insured at each site; the allegations of environmental damage at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at a site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between the Company and the insured; the identification of other insurers; the potential other coverage available, if any, including the number of years of coverage, if any and the applicable law in each jurisdiction. Analysis of these and other factors, including the potential for future claims, results in the establishment of the bulk reserve.

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

The property and casualty insurance industry does not have a standard method of calculating claim activity for environmental losses. Generally for Superfund remediation type environmental claims, the Company establishes a claim file for each insured on a per site, per claimant basis. If there is more than one claimant, such as a federal and a state agency, this method will result in two claims being set up for a policyholder at that one site. The Company adheres to this method of calculating claim activity on all environmental-related claims, whether such claims are tendered on primary, excess or umbrella policies.

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

As it pertains to environmental claims brought by individual claimants and tendered on Aetna P&C policies, the Company establishes claim files on a per insured, per site basis. For example, if one hundred claimants file a lawsuit against five policyholders alleging bodily injury and property damage as a result of the discharge of wastes or pollutants, five claims would be established for all the bodily injury claims and five claims would be established for all of the property damage claims.

As of December 31, 1999, calculated as described above, the Company had approximately 39,000 pending environmental-related claims tendered by 968 active policyholders. Of the total pending environmental-related claims, 28,800 claims relate to Travelers P&C policies tendered by 413 policyholders and 10,200 claims relate to Aetna P&C policies tendered by 646 policyholders. Approximately 91 of these Aetna P&C policyholders are also included in the 413 Travelers P&C policyholders' count. The pending environmental-related claims represent federal or state EPA-type claims as well as plaintiffs' claims alleging bodily injury and property damage due to the discharge of waste or pollutants allegedly by the policyholder.

The following table displays activity for environmental losses and loss expenses and reserves for 1999, 1998 and 1997.


-----------------------------------------------------------------------------------------------
ENVIRONMENTAL LOSSES
(in millions)                                                1999           1998          1997
-----------------------------------------------------------------------------------------------
Beginning reserves:
  Direct................................................   $  928        $ 1,193        $1,369
  Ceded.................................................      (96)           (74)         (127)
-----------------------------------------------------------------------------------------------
    Net.................................................      832          1,119         1,242
Incurred losses and loss expenses:
  Direct................................................      139            123            79
  Ceded.................................................      (82)           (73)          (14)

Losses paid:
  Direct ...............................................      266            388           271
  Ceded.................................................      (53)           (51)          (67)

Other:
  Direct................................................        -              -            16
  Ceded.................................................        -              -             -
-----------------------------------------------------------------------------------------------
Ending reserves:
  Direct................................................      801            928         1,193
  Ceded.................................................     (125)           (96)          (74)
-----------------------------------------------------------------------------------------------
    Net.................................................   $  676        $   832        $1,119
===============================================================================================


In the above table, "Other" represents reallocation of certain general liability reserves to environmental reserves in 1997.

Over the past two years, the Company has experienced a substantial reduction in the number of policyholders with pending coverage litigation disputes pertaining to environmental claims as well as a continued reduction in the number of policyholders with active environmental claims.

As of December 31, 1999, the number of policyholders with pending coverage litigation disputes pertaining to environmental claims was 270, approximately 33% less than the number pending as of December 31, 1998 and approximately 50% less than the number pending as of December 31, 1997. As of December 31, 1999, the Company, for approximately $1.57 billion (before reinsurance), has resolved the environmental liabilities presented by 4,953 of the 5,921 policyholders who have tendered environmental claims to the Company. This resolution comprises 84% of the policyholders who have tendered such claims. The Company generally has been successful in resolving its coverage litigation disputes and continues to reduce its potential exposure through favorable settlements with certain insureds. Generally the settlement dollars paid in disputed coverage claims are a percentage of the total coverage sought by such insureds.

The Company has direct environmental reserves (before reinsurance) of approximately $801 million, $530 million of which relates to the following: a) 968 policyholders with unresolved environmental claims (the remaining 16% of the 5,921 policyholders who have tendered environmental claims); b) policyholders that may tender an environmental claim in the future; and c) for the anticipated cost of coverage litigation disputes pertaining to such environmental claims. Based upon the Company's reserving methodology and the experience of its historical resolution of environmental exposures, it believes that the environmental reserve position is appropriate.

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

In summary, various classes of asbestos defendants, such as major product manufacturers, peripheral and regional product defendants as well as premises owners, are tendering asbestos-related claims to the industry. Because each insured presents different liability and coverage issues, including whether such claims qualify as products or non-products claims, the Company evaluates those issues on an insured-by-insured basis.

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

At December 31, 1999, approximately 11% of the net aggregate reserve (i.e., approximately $94 million) is for pending asbestos claims. The balance, approximately 89% (i.e., approximately $733 million) of the net asbestos reserve, represents incurred but not reported losses for which the Company has not received any specific claims.

In general, the Company posts case reserves for pending asbestos claims within approximately 30 business days of receipt of such claims. The following table displays activity for asbestos losses and loss expenses and reserves for 1999, 1998 and 1997.

--------------------------------------------------------------------------------
ASBESTOS LOSSES
(in millions)                                    1999         1998         1997
--------------------------------------------------------------------------------
Beginning reserves:
  Direct ................................     $ 1,252      $ 1,363      $ 1,443
  Ceded .................................        (266)        (249)        (370)
--------------------------------------------------------------------------------
    Net .................................         986        1,114        1,073
Incurred losses and loss expenses:
  Direct ................................         128          135           87
  Ceded .................................         (71)         (69)         (18)
Losses paid:
  Direct ................................         330          246          174
  Ceded .................................        (114)         (52)        (140)
Other:
  Direct ................................          --           --            7
  Ceded .................................          --           --           (1)
--------------------------------------------------------------------------------
Ending reserves:
  Direct ................................       1,050        1,252        1,363
  Ceded .................................        (223)        (266)        (249)
--------------------------------------------------------------------------------
    Net .................................     $   827      $   986      $ 1,114
================================================================================


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

As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1999 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations as well as changes in legislation applicable to such claims. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

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

At December 31, 1999, approximately 21% of the net aggregate reserve (i.e., approximately $179 million) is for pending CIOTA claims. The balance, approximately 79% (i.e., approximately $692 million) of the net CIOTA reserve, represents incurred but not reported losses for which the Company has not received any specific claims.

In general, the Company posts case reserves for pending CIOTA claims within approximately 30 business days of receipt of such claims. The following table displays activity for CIOTA losses and loss expenses and reserves for 1999, 1998 and 1997.


-----------------------------------------------------------------------------------------------
CIOTA LOSSES
(in millions)                                                1999           1998          1997
-----------------------------------------------------------------------------------------------
Beginning reserves:
  Direct.................................................  $1,346        $ 1,520        $1,560
  Ceded..................................................    (392)          (432)         (446)
-----------------------------------------------------------------------------------------------
    Net..................................................     954          1,088         1,114
Incurred losses and loss expenses:
  Direct.................................................     (36)           (31)           32
  Ceded..................................................      28             29            (6)

Losses paid:
  Direct ................................................     126            143            72
  Ceded..................................................     (51)           (11)          (20)
-----------------------------------------------------------------------------------------------
Ending reserves:
  Direct.................................................   1,184          1,346         1,520
  Ceded..................................................    (313)          (392)         (432)
-----------------------------------------------------------------------------------------------
    Net..................................................  $  871        $   954        $1,088
===============================================================================================


INVESTMENT PORTFOLIO
At December 31, 1999, the carrying value of the Company's investment portfolio was $29.8 billion, representing 59% of total assets of $50.3 billion. The average yield (excluding realized and unrealized investment gains) was 7.2%, 7.4% and 7.4% for the years ended December 31, 1999, 1998 and 1997, respectively. The after-tax average yield (excluding realized and unrealized investment gains) was 5.2%, 5.2% and 5.0% for the years ended December 31, 1999, 1998 and 1997, respectively. Because the primary purpose of the investment portfolio is to fund future claims payments, the Company employs a conservative investment philosophy. The Company's fixed maturity portfolio at December 31, 1999 totaled $25.3 billion, comprised of $23.1 billion of publicly traded fixed maturities and $2.2 billion of private fixed maturities. The weighted average quality ratings of the Company's publicly traded fixed maturity portfolio and private fixed maturity portfolio at December 31, 1999 were Aa3 and Baa1, respectively. Included in the fixed maturity portfolio at such date was approximately $1.5 billion of below investment grade securities. The average duration of the fixed maturity portfolio, including short-term investments, was
5.4 years at such date.

The following table sets forth the Company's combined fixed maturity investment portfolio classified by Moody's Investor's Service Inc. ratings as of December 31, 1999:


------------------------------------------------------------------------------------------------------
                                                                                       PERCENT OF
(in millions)                                                  CARRYING VALUE     TOTAL CARRYING VALUE
------------------------------------------------------------------------------------------------------
QUALITY RATING:
  Aaa.........................................................   $ 11,284                   44.6%
  Aa..........................................................      4,728                   18.7
  A...........................................................      4,310                   17.0
  Baa.........................................................      3,484                   13.8
------------------------------------------------------------------------------------------------------
  Total investment grade......................................     23,806                   94.1
  Non-investment grade........................................      1,499                    5.9
------------------------------------------------------------------------------------------------------
Total fixed maturity investments..............................   $ 25,305                   100.0%
======================================================================================================


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

At December 31, 1999, the Company held CMOs with a market value of $2.3 billion. Approximately 66% of CMO holdings were fully collateralized by GNMA, FNMA or FHLMC securities at such date, and the balance was fully collateralized by portfolios of individual mortgage loans. In addition, the Company held $1.4 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1999. Virtually all of these securities are rated Aaa.

DISCLOSURES ABOUT MARKET RISK

MARKET RISK
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of the Company's primary market risk exposures and how those exposures are currently managed as of December 31, 1999. The Company's market risk sensitive instruments are entered into for purposes other than trading.

The carrying value of the Company's investment portfolio as of December 31, 1999 and 1998 was $29.8 billion and $31.9 billion, respectively, of which 85% and 88% was invested in fixed maturity securities, respectively. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. The Company's exposure to equity price risk and foreign exchange risk is not significant. The Company has no direct commodity risk.

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

For the Company's investment portfolio, there were no significant changes in the Company's primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 1998. The Company does not currently anticipate significant changes in its primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

The primary market risk for all of the Company's long-term debt and mandatorily redeemable securities of subsidiary trusts (trust securities) is interest rate risk at the time of refinancing. All of the Company's fixed rate debt is non-redeemable and the fixed rate trust securities are not redeemable until April 30, 2001 at the earliest. The Company will continue to monitor the interest rate environment and to evaluate refinancing opportunities as the maturity/redemption date approaches. For additional information regarding the Company's long-term debt and trust securities see Notes 7 and 9 of Notes to Consolidated Financial Statements and "Liquidity and Capital Resources" below.

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

In this sensitivity analysis model, the Company uses fair values to measure its potential loss. The sensitivity analysis model includes the following financial instruments: fixed maturities, interest-bearing non-redeemable preferred stocks, mortgage loans, short-term securities, cash, investment income accrued, long-term debt, fixed rate trust securities and derivative financial instruments. The primary market risk to the Company's market sensitive instruments is interest rate risk. The sensitivity analysis model uses a 100 basis point change in interest rates to measure the hypothetical change in fair value of financial instruments included in the model.

For invested assets, duration modeling is used to calculate changes in fair values. Durations on invested assets are adjusted for call, put and interest rate reset features. Duration on tax-exempt securities is adjusted for the fact that the yield on such securities is less sensitive to changes in interest rates compared to Treasury securities. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of December 31, 1999 and 1998.

For long-term debt and fixed rate trust securities, the change in fair value is determined by calculating hypothetical December 31, 1999 and 1998 ending prices based on yields adjusted to reflect a 100 basis point change, comparing such hypothetical ending prices to actual ending prices, and multiplying the difference by the par or securities outstanding.

The sensitivity analysis model used by the Company produces a loss in fair value of market sensitive instruments of $1.2 billion and $1.4 billion based on a 100 basis point increase in interest rates as of December 31, 1999 and 1998, respectively. This loss value only reflects the impact of an interest rate increase on the fair value of the Company's financial instruments, which constitute approximately 56% of total assets and approximately 4% of total liabilities as of December 31, 1999 and approximately 60% of total assets and approximately 5% of total liabilities as of December 31, 1998. As a result, the loss value excludes a significant portion of the Company's consolidated balance sheet which would materially mitigate the impact of the loss in fair value associated with a 100 basis point increase in interest rates.

For example, certain non-financial instruments, primarily insurance accounts for which the fixed maturity portfolio's primary purpose is to fund future claims payments, are not reflected in the development of the above loss value. These non-financial instruments include premium balances receivable, reinsurance recoverables, claims and claim adjustment expense reserves and unearned premium reserves. The Company's sensitivity model also calculates a potential loss in fair value with the inclusion of these non-financial instruments. For non-financial instruments, changes in fair value are determined by calculating the present value of the estimated cash flows associated with such instruments using risk-free rates as of December 31, 1999 and 1998, calculating the resulting duration, then using that duration to determine the change in value for a 100 basis point change.

Based on the sensitivity analysis model used by the Company, the loss in fair value of market sensitive instruments, including these non-financial instruments, as a result of a 100 basis point increase in interest rates as of December 31, 1999 and 1998 is not material.

OUTLOOK
A variety of factors continue to affect the property and casualty insurance market and the Company's core business outlook, including the competitive pressures affecting pricing and profitability, inflation in the cost of medical care and litigation.

Commercial Lines
In 1999, Commercial Lines began to see higher rates on renewal business. However, these increases varied significantly by region and industry reinforcing the fact that rates in many areas and business markets still have not improved to the point of producing acceptable returns. This is an improvement over the past few years where the trend in market conditions, characterized by difficult pricing and increased competition, was evidenced by pricing declines in all markets.

In National Accounts, where programs include risk service, such as claims settlement, loss control and risk management information services, which is generally offered in connection with a large deductible or self-insured program, and risk transfer, which is typically provided through a guaranteed cost or retrospectively rated insurance policy, pricing declines have continued. This business continued to reflect the negative impact of price declines as evidenced by the decrease in premium and fee levels and, more importantly, in the narrowing of profit margins earned on this business. Although National Accounts believes that pricing will continue to be very competitive in 2000, recent data has suggested that the pricing environment may be stabilizing. However, National Accounts will continue to reject business that is not expected to produce acceptable returns, which is reflected in a decline in anticipated business volumes.

Commercial Accounts began to see modest price increases on renewal business during 1999. However, these increases varied significantly by region and industry, reinforcing the fact that rates in many areas and business segments still have not improved to the point of producing acceptable returns. In this environment, Commercial Accounts continues to reject unprofitable business, as reflected in the decline in new business.

For Select Accounts, the highly competitive marketplace and soft underwriting cycle continued to pressure the pricing of guaranteed cost products. Premiums on this business continued to reflect price declines, and have not kept pace with loss cost inflation in recent years. The impact of this negative trend in market conditions and resultant price declines has been partially offset by a continued disciplined approach to underwriting and risk management by the Company. The Company's focus is to retain existing profitable business and obtain new accounts only where it can maintain its selective underwriting policy. The Company continued to adhere to strict guidelines to maintain high quality underwriting and to focus on its core product lines and markets, with particular emphasis on both product and industry specialization. In the last six months of 1999, Select Accounts began to see small price increases on renewal business. However, as noted above in Commercial Accounts, these increases varied significantly by region and industry.

Specialty Accounts also operated within a highly competitive marketplace characterized by pressure on both price and terms. The Company's focus in this market is to sustain its emphasis on strict adherence to underwriting standards, to continue using reinsurance judiciously and to increase its efforts to cross-sell its expanding array of specialty products to existing customers of National Accounts, Commercial Accounts, Select Accounts, Personal Lines and various other Citigroup units where it believes it has the greatest sales and profit opportunities.

The highly competitive marketplace and the Company's selective underwriting criteria continued to have an adverse impact on premium and fee levels during 1999. However, the Company did begin to achieve modest price increases, primarily in the middle market. Although the increases vary significantly by region and industry, the Company believes that the pricing environment is stabilizing.

Alliance with Winterthur International
In December 1998, the Company announced a global strategic relationship with Winterthur International, which markets a variety of commercial lines products to multinational corporations. The Company expects that Travelers/Winterthur International will allow it to participate in business requiring international underwriting and insurance services.

Personal Lines
Personal Lines strategy includes control of operating expenses to improve competitiveness and profitability, growth in sales through independent agents and continued expansion of alternative marketing channels to broaden distribution to a wider customer base. Personal Lines is continuing its state by state rollout of nonstandard auto insurance to broaden its product capabilities. These growth strategies also provide opportunities to leverage the existing cost structure and achieve economies of scale. In addition, Personal Lines continues to take action to control its exposure to catastrophe losses, including limiting the writing of new homeowners business in certain markets and implementing price increases in certain hurricane-prone areas, subject to restrictions imposed by insurance regulatory authorities.

The personal auto insurance marketplace has become more competitive as some personal auto carriers have reduced prices in selected markets. Additionally, auto loss costs have deteriorated slightly. These trends are expected to continue in 2000. Personal Lines will continue to emphasize underwriting discipline in this competitive marketplace and pursue a strategy of flat to modest increases in auto rates. Market conditions for homeowners insurance have remained stable, with the industry experiencing modest rate increases. Personal Lines expects homeowners rate increases to continue in 2000. Homeowners loss cost trends have held at modest levels.

Travelers Group Merger with Citicorp
As a result of the Merger, the Company has developed and made investments in various cross-selling opportunities to Citicorp's customers including selling Personal Lines products through referrals from the call centers servicing Citibank's credit card operations, selling Commercial Lines products to Citicorp's small business clientele and distributing an array of bank products through the independent agent distribution channel. The Company continues to focus its efforts and investments in those opportunities with the greatest sales and profit potential.

Property and Casualty Insurance Industry
The property and casualty insurance industry in the United States continues to consolidate. The Company's strategic objectives are to enhance its position as a consistently profitable market leader and to become a low-cost provider of property and casualty insurance in the United States, as the industry consolidates. While some of the insurance industry's cost control methods have been challenged in litigation, it continues to be the Company's objective to be a low-cost provider of property and casualty insurance, with an emphasis on claim payout and performance and enhanced productivity.

Changes in the general interest rate environment affect the return received on newly invested and reinvested funds. While a rising interest rate environment enhances the returns available, it reduces the market value of existing fixed maturity investments and the availability of gains on disposition. A decline in interest rates reduces the return available on investment of funds but creates the opportunity for realized investment gains on disposition of fixed maturity investments.

As required by various state laws and regulations, TAP's insurance subsidiaries are subject to assessments from state-administered guaranty associations, second injury funds and similar associations. Management believes that such assessments will not have a material impact on the Company's results of operations.

Certain social, economic, political and litigation issues have led to an increased number of legislative and regulatory proposals aimed at addressing the cost and availability of certain types of insurance as well as the claim and coverage obligations of insurers. While most of these provisions have failed to become law, these initiatives may continue as legislators and regulators try to respond to public availability, affordability and claim concerns and the resulting laws, if any, could adversely affect the Company's ability to write business with appropriate returns.

LIQUIDITY AND CAPITAL RESOURCES
TAP was formed in January 1996 to hold the property and casualty insurance subsidiaries of The Travelers Insurance Group Inc. (TIGI). TAP's principal asset is the capital stock of its insurance subsidiaries.

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

Net cash flows are generally invested in marketable securities. The Company closely monitors the duration of these investments, and investment purchases and sales are executed with the objective of having adequate funds available to satisfy the Company's maturing liabilities. As the Company's investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations and/or rebalance asset portfolios. The Company's invested assets at December 31, 1999 totaled $29.8 billion, of which 84.8% was invested in fixed maturity investments, 4.2% in common stocks and other equity securities, 1.7% in mortgage loans and real estate and 9.3% in short-term investments and other investments.

Cash flow needs at TAP include stockholder dividends and debt service. TAP is a holding company and has no direct operations. Accordingly, TAP meets its cash flow needs primarily through dividends from operating subsidiaries. In addition, TAP also currently has available to it a $200 million line of credit for working capital and other general corporate purposes from a subsidiary of Citigroup. The lender has no obligation to make any loan to TAP under this line of credit. Also, TAP will continue to be able to make borrowings from a syndicate of banks under a Credit Facility in the amount of $250 million, none of which is currently utilized. The Credit Facility expires in December 2001. Under the Credit Facility, TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1999, this requirement was exceeded by approximately $4.8 billion. In addition, the Credit Facility places restrictions on the amount of consolidated debt TAP can incur. If the Company had borrowings under the Credit Facility, the interest rate would be based upon LIBOR plus a negotiated margin. TAP compensates the banks for the Credit Facility through commitment fees. TAP also issues commercial paper directly to investors and maintains unused credit availability under the Credit Facility at least equal to the amount of commercial paper outstanding. At December 31, 1999, TAP had no commercial paper outstanding.

On October 1, 1999 and September 1, 1999, TAP repaid $200 million for its 6-1/4% notes and $200 million for its 6-3/4% notes, respectively, which matured on those dates. Long-term debt outstanding at December 31, 1999 was as follows:


--------------------------------------------------------------------------------
(in millions)                                                        1999
--------------------------------------------------------------------------------
   6-3/4% Notes due 2001........................................   $  500
   6-3/4% Notes due 2006........................................      150
   7-3/4% Notes due 2026........................................      200
--------------------------------------------------------------------------------
    Total ......................................................   $  850
================================================================================


Because the principal operating subsidiaries of the Company are Connecticut insurance companies, the amount of dividends that each entity may pay to the parent company is restricted. The insurance holding company law of Connecticut requires notice to, and approval by, the state insurance commissioner for the declaration or payment of any dividend that together with other distributions made within the preceding twelve months exceeds the greater of (i) 10% of the insurer's surplus or (ii) the insurer's net income for the twelve-month period ended the preceding December 31st, in each case determined in accordance with statutory accounting practices. Such declaration or payment is further limited by adjusted unassigned funds (surplus), as determined in accordance with statutory accounting practices. The insurance holding company laws of other states in which the Company's subsidiaries are domiciled generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. In 2000, dividend payments to TAP from its insurance subsidiaries are limited to $1.2 billion without prior approval of the Connecticut Insurance Department.

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

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for property-casualty companies to be used as minimum capital requirements by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 1999, all of the Company's insurance subsidiaries had adjusted capital in excess of amounts requiring any company or regulatory action.

Management believes that the realization of the Company's recognized net deferred tax asset of $1.6 billion is more likely than not based on existing carryback ability and expectations as to future taxable income. The Company is a member of a subgroup of companies comprised of TIGI and its non-life insurance subsidiaries. This subgroup is included in the consolidated federal income tax return filed by Citigroup. Citigroup has reported pre-tax financial statement income of approximately $12.0 billion on average over the last three years and has generated federal taxable income exceeding $8.0 billion on average each year during this same period.

Certain of the Company's loss reserves are for environmental and asbestos claims. The Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity. See the discussion of environmental and asbestos claims above.

Reserves for losses and loss adjustment expenses on a statutory basis were $19.9 billion, $20.7 billion and $21.4 billion at December 31, 1999, 1998 and 1997, respectively. Both the 1999 and 1998 decreases, compared to 1998 and 1997, respectively, included net payments of $504 million and $663 million, respectively, for environmental and cumulative injury claims. These decreases were also impacted by favorable prior-year reserve development combined with a shift in business mix from longer-tail Commercial Lines business to shorter-tail Personal Lines business.

In connection with the 1992 sale of American Re-Insurance Company (Am Re) a reinsurance agreement was entered into that provides that to the extent Am Re incurred losses in 1991 and prior that were still outstanding at January 1, 1992 in excess of $2.7 billion, the Company has an 80% participation in payments on those losses up to a maximum payment of $500 million. This agreement has been accounted for as a deposit and a liability has been established for the expected payout under the agreement.

On January 18, 2000, January 19, 1999 and January 28, 1998, the Company, through the Travelers Property Casualty Corp. Capital Accumulation Plan, reissued 467,207, 476,431 and 763,654 shares, respectively, of treasury stock in the form of restricted Class A Common Stock to participating officers and other key employees. The fair market values per share of the 2000, 1999 and 1998 restricted stock awards at the grant date were $36.49, $31.88 and $43.71, respectively. The restricted stock generally vests after a three-year period. Except under limited circumstances, the stock cannot be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. Unearned compensation expense associated with the restricted stock grant represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period. The after-tax compensation cost charged to earnings for these restricted stock awards was $22 million, $12 million and $7 million for the years ended December 31, 1999, 1998 and 1997, respectively. At December 31, 1999, there were 5,844,149 shares available for future grants under all existing stock incentive plans of TAP, including, but not limited to the restricted stock plan.

On October 8, 1999, TAP's Board of Directors authorized the expenditure of up to $200 million for the repurchase of its Class A Common Stock. The repurchases may be made from time to time in the open market or through negotiated transactions and will be used primarily for the issuance of stock for employee benefit plans. At December 31, 1999, TAP had repurchased $81 million of its common stock pursuant to the repurchase program.

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

The Company successfully implemented its Year 2000 program and achieved compliance with respect to its business critical systems and encountered no significant problems with its third party customers, financial institutions, vendors and others with whom it conducts business. The Company will continue to monitor its systems and applications throughout 2000 to ensure ongoing compliance and while there can be no assurances that no Year 2000 related issues may arise, as of December 31, 1999, the Company believes, based on information currently available, that Year 2000 related events are not likely to have a material effect on its results of operations, financial condition or liquidity.

The total pre-tax cost associated with the required modifications and conversions was approximately $51 million and was expensed as incurred in the period 1996 - 1999.

An additional Year 2000 issue for the Company is the potential future impact of claims for insurance coverage from customers who suffer Year 2000 business losses or claim coverage for their potential liability to third parties. The Company has taken certain initiatives to mitigate this potential risk, including addressing Year 2000 issues, where applicable, in the underwriting of insurance policies. The Company has received a small number of claims to date; losses for Year 2000 insurance claims and litigation costs related to Year 2000 claims are not reasonably estimable at this time.

FUTURE APPLICATION OF ACCOUNTING STANDARDS
See Note 1 of Notes to Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by the words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may affect," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." In particular, the information appearing in the section under the heading "Outlook" is forward-looking. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: the resolution of legal proceedings and related matters; the conduct of the Company's businesses following the Merger; customer responsiveness to both new products and distribution channels; and the actual amount of liabilities associated with certain environmental and asbestos-related insurance claims. Readers are also directed to other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)


-----------------------------------------------------------------------------------------------------------
For the Year Ended December 31,                                            1999          1998         1997
-----------------------------------------------------------------------------------------------------------
REVENUES
Premiums                                                                $  8,009      $  7,796     $  7,225
Net investment income                                                      2,092         2,100        2,051
Fee income                                                                   275           306          365
Realized investment gains                                                    112           143          169
Other revenues                                                                84           106          101
-----------------------------------------------------------------------------------------------------------
  Total revenues                                                          10,572        10,451        9,911
-----------------------------------------------------------------------------------------------------------
CLAIMS AND EXPENSES
Claims and claim adjustment expenses                                       6,059         5,947        5,484
Amortization of deferred acquisition costs                                 1,260         1,197        1,127
Interest expense                                                             152           161          163
General and administrative expenses                                        1,186         1,309        1,385
-----------------------------------------------------------------------------------------------------------
  Total claims and expenses                                                8,657         8,614        8,159
-----------------------------------------------------------------------------------------------------------
Income before federal income taxes and cumulative
  effect of changes in accounting principles                               1,915         1,837        1,752
-----------------------------------------------------------------------------------------------------------
Federal income taxes:
 Current expense                                                             287           394          422
 Deferred expense                                                            219           100           94
-----------------------------------------------------------------------------------------------------------
    Total federal income taxes                                               506           494          516
-----------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles        1,409         1,343        1,236
Cumulative effect of change in accounting for insurance-related
  assessments, net of tax                                                   (160)           --           --
Cumulative effect of change in accounting for insurance and
  reinsurance contracts that do not transfer insurance risk,
  net of tax                                                                  27            --           --
-----------------------------------------------------------------------------------------------------------
Net income                                                              $  1,276      $  1,343     $  1,236
===========================================================================================================
BASIC EARNINGS PER SHARE
Income before cumulative effect of changes in accounting principles     $   3.62      $   3.43     $   3.13
Cumulative effect of changes in accounting principles                      (0.34)           --           --
-----------------------------------------------------------------------------------------------------------
Net income                                                              $   3.28      $   3.43     $   3.13
===========================================================================================================
DILUTED EARNINGS PER SHARE
Income before cumulative effect of changes in accounting principles     $   3.61      $   3.42     $   3.12
Cumulative effect of changes in accounting principles                      (0.34)           --           --
-----------------------------------------------------------------------------------------------------------
Net income                                                              $   3.27      $   3.42     $   3.12
===========================================================================================================




                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                          (In millions, except shares)

---------------------------------------------------------------------------------------------------------
At December 31,                                                                       1999          1998
---------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value (cost, $25,711 and $26,580)     $ 25,305      $ 27,977
Equity securities, at fair value (cost, $1,166 and $796)                              1,261           828
Mortgage loans                                                                          464           574
Real estate held for sale                                                                50            83
Short-term securities                                                                 1,535         1,597
Other investments                                                                     1,221           827
---------------------------------------------------------------------------------------------------------
        Total investments                                                            29,836        31,886
---------------------------------------------------------------------------------------------------------
Cash                                                                                     55            62
Investment income accrued                                                               385           409
Premium balances receivable                                                           2,738         2,901
Reinsurance recoverables                                                              9,424         9,153
Deferred acquisition costs                                                              525           518
Deferred federal income taxes                                                         1,552         1,109
Contractholder receivables                                                            2,059         2,019
Goodwill                                                                              1,390         1,457
Other assets                                                                          2,293         1,760
---------------------------------------------------------------------------------------------------------
        Total assets                                                               $ 50,257      $ 51,274
=========================================================================================================
LIABILITIES
Claims and claim adjustment expense reserves                                       $ 29,003      $ 29,589
Unearned premium reserves                                                             4,274         4,166
Contractholder payables                                                               2,059         2,019
Long-term debt                                                                          850         1,250
Other liabilities                                                                     4,230         4,225
---------------------------------------------------------------------------------------------------------
        Total liabilities                                                            40,416        41,249
---------------------------------------------------------------------------------------------------------
TAP-obligated mandatorily redeemable securities of subsidiary
   trusts holding solely junior subordinated debt securities of TAP                     900           900
---------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Common stock:
 Class A, $.01 par value, 700 million shares authorized;
   72,393,407 shares issued and outstanding                                               1             1
 Class B, $.01 par value, 700 million shares authorized;
   328,020,170 shares issued and outstanding                                              3             3
Additional paid-in capital                                                            5,479         5,479
Retained earnings                                                                     4,133         3,052
Accumulated other changes in equity from nonowner sources                              (202)          921
Treasury stock, at cost (shares, 13,159,386 and 8,544,687)                             (451)         (298)
Unearned compensation                                                                   (22)          (33)
---------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                    8,941         9,125
---------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                                 $ 50,257      $ 51,274
=========================================================================================================



                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                          (In millions, except shares)

----------------------------------------------------------------------------------    -------------------------------------
                                                                                                 SHARES (IN THOUSANDS)
                                                                                      -------------------------------------
For the Year Ended December 31,                  1999         1998          1997         1999          1998          1997
----------------------------------------------------------------------------------    -------------------------------------
COMMON STOCK AND
  ADDITIONAL PAID-IN
  CAPITAL
Balance, beginning of year                   $  5,483      $  5,477      $  5,459       400,414       400,414       400,000
Net Capital Accumulation Plan grants               --             6            18            --            --           414
----------------------------------------------------------------------------------    -------------------------------------
Balance, end of year                            5,483         5,483         5,477       400,414       400,414       400,414
----------------------------------------------------------------------------------    -------------------------------------
RETAINED EARNINGS
Balance, beginning of year                      3,052         1,866           749
Net income                                      1,276         1,343         1,236
Dividends                                        (195)         (157)         (119)
----------------------------------------------------------------------------------
Balance, end of year                            4,133         3,052         1,866
----------------------------------------------------------------------------------
ACCUMULATED OTHER
  CHANGES IN EQUITY
  FROM NONOWNER
  SOURCES, NET OF TAX
Balance, beginning of year                        921           722           285
Net unrealized gain (loss) on investment
  securities, net of reclassification
  adjustment (see note 9)                      (1,131)          200           437
Foreign currency translation
  adjustments                                       8            (1)           --
----------------------------------------------------------------------------------
Balance, end of year                             (202)          921           722
----------------------------------------------------------------------------------
TREASURY STOCK (at cost)
Balance, beginning of year                       (298)         (266)          (13)       (8,545)       (7,315)         (407)
Net Capital Accumulation Plan grants               15            29            15           501           782           449
Treasury stock acquired                          (169)          (62)         (268)       (5,137)       (2,029)       (7,359)
Other                                               1             1            --            21            17             2
----------------------------------------------------------------------------------      -----------------------------------
Balance, end of year                             (451)         (298)         (266)      (13,160)       (8,545)       (7,315)
----------------------------------------------------------------------------------      -----------------------------------
UNEARNED COMPENSATION
Balance, beginning of year                        (33)          (22)           --
Net issuance of restricted stock under
  Capital Accumulation Plan                       (11)          (29)          (33)
Restricted stock amortization                      22            18            11
----------------------------------------------------------------------------------
Balance, end of year                              (22)          (33)          (22)
----------------------------------------------------------------------------------    -------------------------------------
Total stockholders' equity
  and shares outstanding                     $  8,941      $  9,125      $  7,777       387,254       391,869       393,099
==================================================================================    =====================================
SUMMARY OF CHANGES IN
  EQUITY FROM NONOWNER
  SOURCES
Net income                                   $  1,276      $  1,343      $  1,236
Other changes in equity from
  nonowner sources, net of tax                 (1,123)          199           437
----------------------------------------------------------------------------------
Total changes in equity from
   nonowner sources                          $    153      $  1,542      $  1,673
==================================================================================


                 See notes to consolidated financial statements.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (In millions)

--------------------------------------------------------------------------------------------------------------
For the Year Ended December 31,                                               1999          1998          1997
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                               $  1,276      $  1,343      $  1,236
  Adjustments to reconcile net income to net cash provided
       by operating activities
    Realized investment gains                                                 (112)         (143)         (169)
    Cumulative effect of changes in accounting principles, net of tax          133            --            --
    Depreciation and amortization                                               66            60            47
    Deferred federal income taxes                                              219           100            94
    Amortization of deferred policy acquisition costs                        1,260         1,197         1,127
    Premium balances receivable                                                163            (4)           79
    Reinsurance recoverables                                                  (122)          (60)           97
    Deferred policy acquisition costs                                       (1,266)       (1,214)       (1,210)
    Insurance reserves                                                        (627)         (341)         (121)
    Other                                                                     (349)         (220)         (557)
--------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                  641           718           623
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from maturities of investments
  Fixed maturities                                                           1,678         1,551         1,422
  Mortgage loans                                                               231           160           154
 Proceeds from sales of investments
  Fixed maturities                                                          10,022         8,541        10,045
  Equity securities                                                            873           580           504
  Mortgage loans                                                                --            15           231
  Real estate held for sale                                                    122            33           129
 Purchases of investments
  Fixed maturities                                                         (10,840)      (10,206)      (13,421)
  Equity securities                                                         (1,072)         (505)         (554)
  Mortgage loans                                                               (42)          (34)          (38)
 Short-term securities, (purchases) sales, net                                 (82)          (98)          872
 Other investments, net                                                       (495)         (244)          (57)
 Securities transactions in course of settlement                              (279)         (169)          335
--------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                        116          (376)         (378)
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance (repayment) of commercial paper, net                                  --          (108)           83
 Payment of long-term debt                                                    (400)           --            --
 Purchase of treasury stock                                                   (169)          (62)         (268)
 Dividends to TIGI                                                            (164)         (131)          (98)
 Dividends to minority shareholders                                            (31)          (26)          (21)
--------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                     (764)         (327)         (304)
--------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in cash                                                (7)           15           (59)
 Cash at beginning of period                                                    62            47           106
--------------------------------------------------------------------------------------------------------------
 Cash at end of period                                                    $     55      $     62      $     47
==============================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Income taxes paid                                                        $    356      $    399      $    677
 Interest paid                                                            $    159      $    161      $    163
--------------------------------------------------------------------------------------------------------------



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

      ACCOUNTING CHANGES

      DEPOSIT ACCOUNTING: ACCOUNTING FOR INSURANCE AND REINSURANCE CONTRACTS THAT DO NOT TRANSFER INSURANCE RISK

      Effective January 1, 1999, the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' (AcSEC) Statement of Position 98-7, "Deposit Accounting:
      Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" (SOP 98-7). SOP 98-7 provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk and applies to all entities and all such contracts, except for long-duration life and health insurance contracts. The method used to account for such contracts is referred to as deposit accounting. This SOP does not address when deposit accounting should be applied. SOP 98-7 identifies several methods of deposit accounting for insurance and reinsurance contracts that do not transfer insurance risk and provides guidance on the application of each method. The effect of initially adopting SOP 98-7 is to be reported as a cumulative catch-up adjustment. Restatement of previously issued financial statements is not permitted. As a result of adopting SOP 98-7, the Company recorded a benefit of $27 million after tax, reflected as a cumulative catch-up adjustment. Aside from the initial impact at adoption, this SOP is not expected to have a significant impact on results of operations, financial condition or liquidity. See note 5.

      ACCOUNTING BY INSURANCE AND OTHER ENTERPRISES FOR INSURANCE-RELATED ASSESSMENTS

      Effective January 1, 1999, the Company adopted the AcSEC Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The effect of the initial adoption of this SOP is to be reported as a cumulative catch-up adjustment. Restatement of previously issued financial statements is not permitted. As a result of adopting SOP 97-3, the Company recorded a charge of $160 million after tax, reflected as a cumulative catch-up adjustment. Aside from the initial impact at adoption, this SOP is not expected to have a significant impact on results of operations, financial condition or liquidity. In the third quarter of 1999, the Company recorded a benefit to earnings of approximately $58 million after tax as a result of legislative actions in the states of New York and Pennsylvania that changed the manner in which these states finance their workers' compensation second-injury funds, one of the types of funds covered by SOP 97-3.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

      ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

      During the third quarter of 1998, the Company adopted the AcSEC Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and for determining when specific costs should be capitalized and when they should be expensed. The adoption of SOP 98-1 did not have a significant impact on results of operations, financial condition or liquidity.

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

      Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the returns required in the current real estate financing market. Impaired loans were not significant at December 31, 1999 and 1998.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other acceptable techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1999 and 1998.

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       GOODWILL
       Goodwill is amortized on a straight-line basis over a 40-year period. The carrying amount is regularly reviewed for indicators of other-than-temporary impairments in value. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred, based upon an evaluation of expected future cash flows for the Company in accordance with Statement of Financial Accounting Standards No. FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." An impairment would be measured by the amount the present value of the expected future net cash flows from operating activities of the Company (applying the discount rate(s) used to determine the fair value of the acquired assets and assumed liabilities at the date of acquisition) is less than the carrying amount of goodwill. Goodwill amortization expense included in the consolidated statement of income was $40 million for each of the years ended December 31, 1999, 1998 and 1997.

       CLAIMS AND CLAIM ADJUSTMENT EXPENSE RESERVES
       Claims and claim adjustment expense reserves represent estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are adjusted regularly based upon experience. Included in the claims and claim adjustment expense reserves in the consolidated balance sheet at December 31, 1999 and 1998 are $1.5 billion and $1.3 billion, respectively, of reserves related to workers' compensation that have been discounted using an interest rate of 5%.

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

       OTHER LIABILITIES
       Included in other liabilities in the consolidated balance sheet is the Company's estimate of its liability for guaranty-fund and other insurance-related assessments. The liability for expected state guaranty-fund and other premium-based assessments is recognized as the Company writes or becomes obligated to write or renew the premiums on which the assessments are expected to be based. The liability for loss-based assessments is recognized as the related losses are incurred. At December 31, 1999, the Company had a liability of $308 million for guaranty-fund and other assessments and related recoveries of $41 million. The assessments are expected to be paid over a period ranging from one year to the life expectancy of certain workers' compensation claimants and the recoveries are expected to occur over the same period of time.

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result, the NAIC issued a revised statutory Accounting Practices and Procedures Manual - version effective January 1, 2001 (the revised Manual) that will be effective for years beginning January 1, 2001. It is expected that the State of Connecticut will require that, effective January 1, 2001, insurance companies domiciled in Connecticut prepare their statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by the Connecticut insurance commissioner. The Company has not yet determined the impact that this change will have on the statutory capital and surplus of its insurance subsidiaries.

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

       STOCK-BASED COMPENSATION
       The Company accounts for its stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and has included in the notes to consolidated financial statements the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). See note 14. The Company accounts for its stock-based non-employee compensation plans at fair value.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       EARNINGS PER SHARE
       Basic Earnings per Share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the effect of potentially dilutive securities, principally the incremental shares assumed issued under the Company's Capital Accumulation Plan and other restricted stock plans. The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation for income before accounting changes:

       ===============================================================================================================
       (for the year ended December 31,                                  INCOME              SHARES          PER SHARE
        in millions, except per share amounts)                        (NUMERATOR)        (DENOMINATOR)        AMOUNTS
       ---------------------------------------------------------------------------------------------------------------
       1999
       Basic EPS - income before accounting changes                     $ 1,409             388.6            $   3.62
       Effects of dilutive securities - restricted stock                      -               1.4               (0.01)
       ---------------------------------------------------------------------------------------------------------------
       Diluted EPS - income before accounting changes
         and assumed conversions                                        $ 1,409             390.0            $   3.61
       ===============================================================================================================
       1998
       Basic EPS - income before accounting changes                     $ 1,343             392.0            $   3.43
       Effects of dilutive securities - restricted stock                      -                .7               (0.01)
       ---------------------------------------------------------------------------------------------------------------
       Diluted EPS - income before accounting changes
         and assumed conversions                                        $ 1,343             392.7            $   3.42
       ===============================================================================================================
       1997
       Basic EPS - income before accounting changes                     $ 1,236             395.5            $   3.13
       Effects of dilutive securities - restricted stock                      -                .3               (0.01)
       ---------------------------------------------------------------------------------------------------------------
       Diluted EPS - income before accounting changes
         and assumed conversions                                        $ 1,236             395.8            $   3.12
       ===============================================================================================================

       DERIVATIVE FINANCIAL INSTRUMENTS
       The Company uses derivative financial instruments, including interest rate swaps, currency swaps, options and forward contracts, as a means of hedging exposure to interest rate, equity price and foreign currency risk. The Company does not hold or issue derivative instruments for trading purposes. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

       Interest rate swaps, currency swaps, options and forward contracts were not significant at December 31, 1999 and 1998. See note 12.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       ACCOUNTING STANDARDS NOT YET ADOPTED

       ACCOUNTING FOR DERIVATIVE  INSTRUMENTS AND HEDGING ACTIVITIES
       In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). In June 1999, the FASB issued Statement of Financial Standards No. 137 "Deferral of the Effective Date of FASB Statement No. 133" (FAS 137) which allows entities which have not adopted FAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company adopted the deferral provisions of FAS 137, effective January 1, 2000, and has not yet determined the impact that FAS 133 will have on its consolidated financial statements.

       NATURE OF OPERATIONS

       The Company is comprised of two business segments: Commercial Lines and Personal Lines. See note 3.

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       National Accounts provides a variety of casualty products to large companies. Products are marketed through national and regional brokers. Programs offered by National Accounts include risk service, such as claims settlement, loss control and risk management information services, which is generally offered in connection with a large deductible or self-insured program, and risk transfer, which is typically provided through a guaranteed cost or retrospectively rated insurance policy. National Accounts also includes the Company's alternative market business, which provides claims and policy management services to workers' compensation and automobile assigned risk plans and offers workers' compensation products and services to self-insurance pools and associations.

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

       Specialty Accounts markets products to national, mid-size and small customers. The principal products of Specialty Accounts include professional liability insurance, directors' and officers' liability insurance, fiduciary liability insurance, employment practices liability insurance, product liability, fidelity and surety bonds, commercial umbrella and excess liability, excess property insurance and coverages relating to the entertainment and transportation industries, excess and surplus lines coverages and other industry specific programs. Its products are distributed through both wholesale brokers and retail agents and brokers.

       PERSONAL LINES
       Personal Lines writes virtually all types of property and casualty insurance covering personal risks. The primary coverages in Personal Lines are personal automobile and homeowners insurance sold to individuals. These products are distributed through independent agents, sponsoring organizations such as employee and affinity groups, cross-marketing arrangements with Citibank, a unit of Citigroup, and joint marketing arrangements with other insurers. During 1999, Personal Lines curtailed the sale of automobile and homeowners products through the independent agents of Primerica Financial Services, a unit of Citigroup.

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

2.   FINANCIAL SERVICES REFORM

     On October 8, 1998, Citicorp merged with and into a newly formed wholly-owned subsidiary of Travelers Group Inc. (Travelers Group) (the Merger), the indirect owner of approximately 85% of the outstanding common stock of TAP. Following the Merger, Travelers Group changed its name to Citigroup Inc. Upon consummation of the Merger, Citigroup became a bank holding company.

     In November 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the Act), which will become effective in most significant respects on March 11, 2000. Under the Act, bank holding companies, such as Citigroup, all of whose depository institutions are "well capitalized" and "well managed," as defined in Federal Reserve Regulation Y, and which obtain satisfactory Community Reinvestment Act ratings, will have the ability to declare themselves to be "financial holding companies" and such companies and their affiliates will have the ability to engage in a broader spectrum of activities than those currently permitted, including insurance underwriting and brokerage. Citigroup anticipates that its declaration to become a financial holding company will become effective shortly after the effective date of the Act, and that as a result, Citigroup and its affiliates (including the Company) will be permitted to continue to operate their insurance business as currently structured and, if they so determine, to expand those businesses through acquisition or otherwise.

3.   SEGMENT INFORMATION

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3.     SEGMENT INFORMATION, CONTINUED

     -------------------------------------------------------------------------------------------------------------------
                                                                                                                   TOTAL
                                                                         COMMERCIAL          PERSONAL         REPORTABLE
     (at and for the year ended December 31, in millions)                     LINES             LINES           SEGMENTS
     -------------------------------------------------------------------------------------------------------------------
     1999
     Revenues
       Premiums                                                           $   4,375          $  3,634          $   8,009
       Net investment income                                                  1,689               400              2,089
       Fee income                                                               275                 -                275
       Realized investment gains (losses)                                       127               (15)               112
       Other                                                                     26                58                 84
     -------------------------------------------------------------------------------------------------------------------
         Total revenues                                                   $   6,492          $  4,077          $  10,569
     ===================================================================================================================
     Amortization and depreciation                                        $     662          $    663          $   1,325
     Federal income taxes                                                       405               159                564
     Operating income                                                         1,077               368              1,445
     Assets                                                                  42,521             7,544             50,065
     -------------------------------------------------------------------------------------------------------------------
     1998
     Revenues
       Premiums                                                           $   4,525          $  3,271          $   7,796
       Net investment income                                                  1,709               389              2,098
       Fee income                                                               306                 -                306
       Realized investment gains                                                117                26                143
       Other                                                                     42                57                 99
     -------------------------------------------------------------------------------------------------------------------
         Total revenues                                                   $   6,699          $  3,743          $  10,442
     ===================================================================================================================
     Amortization and depreciation                                        $     686          $    570          $   1,256
     Federal income taxes                                                       354               201                555
     Operating income                                                           942               420              1,362
     Assets                                                                  43,403             7,562             50,965
     -------------------------------------------------------------------------------------------------------------------
     1997
     Revenues
       Premiums                                                           $   4,308          $  2,917          $   7,225
       Net investment income                                                  1,695               353              2,048
       Fee income                                                               365                 -                365
       Realized investment gains                                                154                15                169
       Other                                                                     35                56                 91
     -------------------------------------------------------------------------------------------------------------------
         Total revenues                                                   $   6,557          $  3,341          $   9,898
     ===================================================================================================================
     Amortization and depreciation                                        $     654          $    519          $   1,173
     Federal income taxes                                                       378               204                582
     Operating income                                                           846               403              1,249
     Assets                                                                  43,208             7,113             50,321
     -------------------------------------------------------------------------------------------------------------------

       Operating income excludes realized investment gains (losses) and the cumulative effect of changes in accounting principles, and is reflected net of tax.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3.     SEGMENT INFORMATION, CONTINUED

       BUSINESS SEGMENT RECONCILIATIONS

       ----------------------------------------------------------------------------------------------------------------
       (at and for the year ended December 31, in millions)                         1999            1998           1997
       ----------------------------------------------------------------------------------------------------------------
       REVENUE RECONCILIATION

       Total revenues for reportable segments                                  $  10,569       $  10,442      $   9,898
       Other revenues (1)                                                              3               9             13
       ----------------------------------------------------------------------------------------------------------------
         Total consolidated revenues                                           $  10,572       $  10,451      $   9,911
       ================================================================================================================

       INCOME RECONCILIATION, NET OF TAX

       Total operating income for reportable segments                          $   1,445       $   1,362      $   1,249
       Other operating loss (2)                                                     (108)           (112)          (123)
       Realized investment gains                                                      72              93            110
       Cumulative effect of changes in accounting principles                        (133)              -              -
       ----------------------------------------------------------------------------------------------------------------
         Total consolidated net income                                         $   1,276       $   1,343      $   1,236
       ================================================================================================================

       ASSET RECONCILIATION

       Total assets for reportable segments                                    $  50,065       $  50,965      $  50,321
       Other assets (3)                                                              192             309            361
       ----------------------------------------------------------------------------------------------------------------
         Total consolidated assets                                             $  50,257       $  51,274      $  50,682
       ================================================================================================================


       (1) The source of other revenues is businesses that are in run-off and are not significant.
       (2) The primary component of the other operating loss is after-tax interest expense of $99 million, $105 million and $106 million in 1999, 1998 and 1997, respectively.
       (3) Reinsurance recoverables of businesses that are in run-off is the primary component of other assets.

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.     INVESTMENTS

       FIXED MATURITIES

       The amortized cost and fair value of investments in fixed maturities classified as available for sale were as follows:

       -------------------------------------------------------------------------------------------------------
                                                                                GROSS UNREALIZED
                                                                 AMORTIZED      -----------------         FAIR
       (at December 31, 1999, in millions)                            COST      GAINS      LOSSES        VALUE
       -------------------------------------------------------------------------------------------------------
       Mortgage-backed securities -
         CMOs and pass-through securities                        $   3,826      $   26      $  68     $  3,784
       U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                                    1,676           6         33        1,649
       Obligations of states, municipalities and
         political subdivisions                                      9,978          72        323        9,727
       Debt securities issued by foreign governments                   853          24          7          870
       All other corporate bonds                                     9,185          57        150        9,092
       Redeemable preferred stock                                      193           1         11          183
       -------------------------------------------------------------------------------------------------------
          Total                                                  $  25,711      $  186      $ 592     $ 25,305
       =======================================================================================================

                                                                                  GROSS UNREALIZED
                                                                 AMORTIZED        -----------------          FAIR
       (at December 31, 1998, in millions)                            COST        GAINS      LOSSES         VALUE
       ----------------------------------------------------------------------------------------------------------
       Mortgage-backed securities -
         CMOs and pass-through securities                        $   4,233      $    181      $   1     $   4,413
       U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                                    2,002           210          -         2,212
       Obligations of states, municipalities and
         political subdivisions                                     10,114           534          3        10,645
       Debt securities issued by foreign governments                   866            51          2           915
       All other corporate bonds                                     9,202           452         26         9,628
       Redeemable preferred stock                                      163             2          1           164
       ----------------------------------------------------------------------------------------------------------
          Total                                                  $  26,580      $  1,430      $  33     $  27,977
       ==========================================================================================================

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.     INVESTMENTS, CONTINUED

       ---------------------------------------------------------------------------------------
                                                                    AMORTIZED             FAIR
       (at December 31, 1999, in millions)                               COST            VALUE
       ---------------------------------------------------------------------------------------
       Due in one year or less                                      $   1,217        $   1,218
       Due after 1 year through 5 years                                 4,850            4,850
       Due after 5 years through 10 years                               6,085            6,024
       Due after 10 years                                               9,733            9,429
       ---------------------------------------------------------------------------------------
                                                                       21,885           21,521
       Mortgage-backed securities                                       3,826            3,784
       ---------------------------------------------------------------------------------------
          Total                                                     $  25,711        $  25,305
       =======================================================================================

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

       At December 31, 1999 and 1998, the Company held CMOs classified as available for sale with a fair value of $2.3 billion. Approximately 66% and 69% of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1999 and 1998, respectively. In addition, the Company held $1.4 billion and $2.1 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities classified as available for sale at December 31, 1999 and 1998, respectively. Virtually all of these securities are rated Aaa.

       The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The Company generally receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and reinvests it in a short-term investment pool. See note 14. The Company had $563 million and $1.0 billion of loaned securities outstanding at December 31, 1999 and 1998, respectively. A liability representing the Company's obligation to return the collateral related to these loaned securities is included in other liabilities in the consolidated balance sheet.

       Proceeds from sales of fixed maturities classified as available for sale were $10.0 billion, $8.5 billion and $10.0 billion in 1999, 1998 and 1997, respectively. Gross gains of $193 million, $210 million and $172 million and gross losses of $182 million, $93 million and $94 million, respectively, were realized on those sales.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.     INVESTMENTS, CONTINUED

       EQUITY SECURITIES

       The cost and fair value of investments in equity securities were as follows:


       ------------------------------------------------------------------------------------------------------
                                                                             GROSS UNREALIZED
                                                                            ------------------           FAIR
       (at December 31, 1999, in millions)                  COST            GAINS       LOSSES          VALUE
       ------------------------------------------------------------------------------------------------------
       Common stocks                                    $    364           $  127        $   5       $    486
       Nonredeemable preferred stocks                        802               13           40            775
       ------------------------------------------------------------------------------------------------------
         Total                                          $  1,166           $  140        $  45       $  1,261
       ======================================================================================================
       (at December 31, 1998, in millions)
       ------------------------------------------------------------------------------------------------------
       Common stocks                                    $    164           $   20        $  10       $    174
       Nonredeemable preferred stocks                        632               30            8            654
       ------------------------------------------------------------------------------------------------------
         Total                                          $    796           $   50        $  18       $    828
       ======================================================================================================

       Proceeds from sales of equity securities were $873 million, $580 million and $504 million in 1999, 1998 and 1997, respectively, resulting in gross realized gains of $70 million, $74 million and $78 million and gross realized losses of $45 million, $60 million and $55 million, respectively.

       MORTGAGE LOANS

       Underperforming mortgage loans include delinquent loans, loans in the process of foreclosure and loans modified at interest rates below market and were not significant at December 31, 1999 and 1998.

       Aggregate annual maturities on mortgage loans include $6 million which are past maturity and $158 million, $40 million, $4 million, $31 million, $26 million and $199 million for 2000, 2001, 2002, 2003, 2004 and 2005 and thereafter, respectively.

       CONCENTRATIONS

       At December 31, 1999 and 1998, the Company had concentrations of credit risk in tax-exempt investments of the State of Texas of $1.4 billion and in the State of New York of $1.3 billion and $1.5 billion, respectively.

       The Company participates in a short-term investment pool maintained by an affiliate. See note 14.

       Included in fixed maturities are below investment grade assets totaling $1.5 billion and $1.2 billion at December 31, 1999 and 1998, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or lower by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade loans.

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

       NET INVESTMENT INCOME

       --------------------------------------------------------------------------------------------------------------
       (for the year ended December 31, in millions)                           1999             1998             1997
       --------------------------------------------------------------------------------------------------------------
       Gross investment income:
         Fixed maturities                                                  $  1,699         $  1,736         $  1,695
         Mortgage loans                                                          68               90              103
         Other                                                                  384              323              324
       --------------------------------------------------------------------------------------------------------------
                                                                              2,151            2,149            2,122
       Investment expenses                                                       59               49               71
       --------------------------------------------------------------------------------------------------------------
       Net investment income                                               $  2,092         $  2,100         $  2,051
       ==============================================================================================================

       REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

       Net realized investment gains (losses) for the periods were as follows:

       -------------------------------------------------------------------------------------------------------------
       (for the year ended December 31, in millions)                              1999           1998           1997
       -------------------------------------------------------------------------------------------------------------
       REALIZED
       Fixed maturities                                                         $   11         $  117         $   78
       Equity securities                                                            25             14             23
       Mortgage loans                                                               29              9             20
       Real estate held for sale                                                    50              1             18
       Other                                                                        (3)             2             30
       -------------------------------------------------------------------------------------------------------------
       Realized investment gains                                                $  112         $  143         $  169
       =============================================================================================================


       Changes in net unrealized gains (losses) on investment securities that are included as a separate component of accumulated other changes in equity from nonowner sources were as follows:

       ----------------------------------------------------------------------------------------------------------------
       (for the year ended December 31, in millions)                                 1999           1998           1997
       ----------------------------------------------------------------------------------------------------------------
       UNREALIZED
       Fixed maturities                                                         $  (1,803)        $  336         $  667
       Equity securities                                                               63            (28)            37
       Other                                                                            -              -            (30)
       ----------------------------------------------------------------------------------------------------------------
                                                                                   (1,740)           308            674
       Related taxes                                                                 (609)           108            237
       ----------------------------------------------------------------------------------------------------------------
       Change in unrealized gains (losses) on investment securities                (1,131)           200            437
       Balance, beginning of year                                                     929            729            292
       ----------------------------------------------------------------------------------------------------------------
       Balance, end of year                                                     $    (202)        $  929         $  729
       ================================================================================================================

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

       In connection with the 1992 sale of American Re-Insurance Company (Am
       Re), a reinsurance agreement was entered into that provides that to the extent Am Re incurred losses in 1991 and prior that were still outstanding at January 1, 1992 in excess of $2.7 billion, the Company has an 80% participation in payments on those losses up to a maximum payment of $500 million. This agreement has been accounted for as a deposit and a liability has been established for the expected payout under the agreement.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.     REINSURANCE, CONTINUED

       A summary of reinsurance financial data reflected within the consolidated statement of income is presented below:

        -------------------------------------------------------------------------------------------------------------------
        (for the year ended December 31, in millions)                               1999              1998             1997
        -------------------------------------------------------------------------------------------------------------------
        WRITTEN PREMIUMS
        Direct                                                                  $  9,056         $   9,059         $  8,862
        Assumed from:
         Affiliated companies                                                        208               243              264
         Non-affiliated companies                                                    519               523              421
        Ceded to:
         Affiliated companies                                                        (42)              (43)             (54)
         Non-affiliated companies                                                 (1,528)           (1,678)          (1,661)
        -------------------------------------------------------------------------------------------------------------------
        Total net written premiums                                              $  8,213         $   8,104         $  7,832
        ===================================================================================================================
        EARNED PREMIUMS
        Direct                                                                  $  8,869         $   8,751         $  8,250
        Assumed from:
         Affiliated companies                                                        194               238              305
         Non-affiliated companies                                                    538               503              429
        Ceded to:
         Affiliated companies                                                        (43)              (33)             (50)
         Non-affiliated companies                                                 (1,549)           (1,663)          (1,709)
        -------------------------------------------------------------------------------------------------------------------
        Total net earned premiums                                               $  8,009         $   7,796         $  7,225
        ===================================================================================================================
        Percentage of amount assumed to net earned                                   9.1%              9.5%            10.2%
        -------------------------------------------------------------------------------------------------------------------
        Ceded claims incurred                                                   $  1,500         $   1,312         $  1,082
        -------------------------------------------------------------------------------------------------------------------

       Reinsurance recoverables, net of valuation allowance, include amounts recoverable on unpaid and paid claims and were as follows:

       ----------------------------------------------------------------------------------------
        (at December 31, in millions)                                     1999             1998
       ----------------------------------------------------------------------------------------
       REINSURANCE RECOVERABLES
       Property-casualty business:
         Pools and associations                                      $   2,781         $  3,070
         Non-affiliated companies                                        5,695            5,118
         Affiliated companies                                              799              787

       Accident and health business:
         Affiliated companies                                              149              178
       ----------------------------------------------------------------------------------------
       Total reinsurance recoverables                                $   9,424         $  9,153
       ========================================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.     REINSURANCE, CONTINUED

       In 1996, Lloyd's of London (Lloyd's) restructured its operations with respect to claims for years prior to 1993 and reinsured these into Equitas Limited (Equitas). Amounts recoverable from unaffiliated insurers at December 31, 1999 and 1998 include $304 million and $310 million, respectively, recoverable from Equitas. The outcome of the restructuring of Lloyd's is uncertain and the impact, if any, on collectibility of amounts recoverable by the Company from Equitas cannot be quantified at this time. The Company believes that it is possible that an unfavorable impact on collectibility could have a material adverse effect on the Company's results of operations in a future period. However, the Company believes that it is not likely that the outcome could have a material adverse effect on the Company's financial condition or liquidity.

       The Company carries an allowance for uncollectible reinsurance which is not allocated to any specific proceedings or disputes, whether for financial impairments or coverage defenses. Including this allowance, the Company believes that the net receivable from reinsurance contracts is appropriately stated.

6.     INSURANCE CLAIMS RESERVES

       Claims and claim adjustment expense reserves were as follows:

       -------------------------------------------------------------------------------------------------
       (at December 31, in millions)                                               1999             1998
       -------------------------------------------------------------------------------------------------
       Claims and claim adjustment expense reserves:
         Property-casualty                                                    $  28,854        $  29,411
         Accident and health                                                        149              178
       -------------------------------------------------------------------------------------------------
         Total                                                                $  29,003        $  29,589
       =================================================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

6.     INSURANCE CLAIMS RESERVES, CONTINUED

       The table below is a reconciliation of beginning and ending property-casualty reserve balances for claims and claim adjustment expenses.

       ------------------------------------------------------------------------------------------------------------------
       (for the year ended December 31, in millions)                                    1999          1998           1997
       ------------------------------------------------------------------------------------------------------------------
       Claims and claim adjustment expense
         reserves at beginning of year                                             $  29,411     $  30,138      $  30,969
       Less reinsurance recoverables on unpaid losses                                  8,648         8,732          9,153
       ------------------------------------------------------------------------------------------------------------------
       Net balance at beginning of year                                               20,763        21,406         21,816
       ------------------------------------------------------------------------------------------------------------------
       Provision for claims and claim adjustment expenses
         for claims arising in the current year                                        6,194         6,057          5,730
       Estimated claims and claim adjustment expenses for
          claims arising in prior years                                                 (242)         (323)          (492)
       ------------------------------------------------------------------------------------------------------------------

           Total increases                                                             5,952         5,734          5,238
       ------------------------------------------------------------------------------------------------------------------
       Claims and claim adjustment expense payments for claims arising in:
         Current year                                                                  2,573         2,352          1,944
         Prior years                                                                   4,159         4,025          3,704
       ------------------------------------------------------------------------------------------------------------------
           Total payments                                                              6,732         6,377          5,648
       ------------------------------------------------------------------------------------------------------------------
       Net balance at end of year                                                     19,983        20,763         21,406
       Plus reinsurance recoverables on unpaid losses                                  8,871         8,648          8,732
       ------------------------------------------------------------------------------------------------------------------
       Claims and claim adjustment expense
         reserves at end of year                                                   $  28,854     $  29,411      $  30,138
       ==================================================================================================================

        The decreases in the claims and claim adjustment expense reserves in 1999 and 1998, from 1998 and 1997, respectively, were primarily attributable to net payments of $504 million and $663 million, respectively, for environmental and cumulative injury claims.

        In 1999, estimated claims and claim adjustment expenses for claims arising in prior years included approximately $205 million primarily relating to net favorable development in certain Personal Lines coverages, predominantly automobile coverages, and in certain Commercial Lines coverages, predominantly in the general liability and commercial multi-peril lines of business. In addition, in 1999 Commercial Lines experienced favorable loss development on loss sensitive policies in the workers' compensation line; however, since the business to which it relates is subject to premium adjustments, there was no impact on results of operations.

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

       The claims and claim adjustment expense reserves included $1.5 billion and $1.8 billion for asbestos and environmental-related claims net of reinsurance at December 31, 1999 and 1998, respectively.

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

       As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1999 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations as well as changes in legislation applicable to such claims. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

7.     DEBT

       TAP has a revolving credit facility in the amount of $250 million with a syndicate of banks (the Credit Facility). Under this facility, which expires in December 2001, TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1999, this requirement was exceeded by approximately $4.8 billion. In addition, the Credit Facility places restrictions on the amount of consolidated debt TAP can incur. At December 31, 1999, there were no borrowings outstanding under this facility. If TAP had borrowings under this facility, the interest rate would be based upon LIBOR plus a negotiated margin. TAP compensates the banks for the Credit Facility through commitment fees. TAP also issues commercial paper directly to investors and maintains unused credit availability under the Credit Facility at least equal to the amount of commercial paper outstanding. At December 31, 1999, TAP had no commercial paper outstanding. TAP also currently has available to it a $200 million line of credit for working capital and other general corporate purposes from a subsidiary of Citigroup. The lender has no obligation to make any loan to TAP under this line of credit.

       On each of September 1, 1999 and October 1, 1999, TAP repaid $200 million for its 6-3/4% note and 6-1/4% note, respectively, which matured on those dates. Long-term debt outstanding at December 31, 1999 and 1998 was as follows:

       -----------------------------------------------------------------
       (in millions)                                 1999           1998
       -----------------------------------------------------------------
       6-3/4% Notes due 1999                       $    -       $    200
       6-1/4% Notes due 1999                            -            200
       6-3/4% Notes due 2001                          500            500
       6-3/4% Notes due 2006                          150            150
       7-3/4% Notes due 2026                          200            200
       -----------------------------------------------------------------
         Total                                     $  850       $  1,250
       =================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

8.     FEDERAL INCOME TAXES

       --------------------------------------------------------------------------------------------------------------------
       (for the year ended December 31, in millions)                                1999             1998             1997
       --------------------------------------------------------------------------------------------------------------------
       EFFECTIVE TAX RATE
       Income before federal income taxes and cumulative effect
          of changes in accounting principles                                   $  1,915         $  1,837         $  1,752
       Statutory tax rate                                                             35%              35%              35%
       --------------------------------------------------------------------------------------------------------------------
       Expected federal income taxes                                                 670              643              613
       Tax effect of:
         Nontaxable investment income                                               (168)            (154)            (108)
         Other, net                                                                    4                5               11
       --------------------------------------------------------------------------------------------------------------------
       Federal income taxes                                                     $    506         $    494         $    516
       ====================================================================================================================
       Effective tax rate                                                             26%              27%              29%
       --------------------------------------------------------------------------------------------------------------------
       COMPOSITION OF FEDERAL INCOME TAXES
         Current expense:
         United States                                                          $    278         $    386         $    413
         Foreign                                                                       9                8                9
       --------------------------------------------------------------------------------------------------------------------
           Total                                                                     287              394              422
       --------------------------------------------------------------------------------------------------------------------
       Deferred expense:
         United States                                                               219              100               94
       --------------------------------------------------------------------------------------------------------------------
       Federal income tax expense                                               $    506         $    494         $    516
       ====================================================================================================================

       The net deferred tax assets were comprised of the tax effects of temporary differences related to the following assets and liabilities:

       --------------------------------------------------------------------------------------------------
       (at December 31, in millions)                                                1999             1998
       --------------------------------------------------------------------------------------------------
       Deferred tax assets:
         Claims and claim adjustment expense reserves                           $  1,027         $  1,154
         Unearned premium reserves                                                   222              206
         Employee benefits                                                           135              108
         Insurance-related assessments                                                98                -
         Investments                                                                  89                -
         Acquisition-related reserves                                                 45              117
         Other                                                                       164              178
       --------------------------------------------------------------------------------------------------
           Total                                                                   1,780            1,763
       --------------------------------------------------------------------------------------------------
       Deferred tax liabilities:
         Deferred acquisition costs                                                  184              181
         Investments                                                                   -              429
         Other                                                                        44               44
       --------------------------------------------------------------------------------------------------
           Total                                                                     228              654
       --------------------------------------------------------------------------------------------------
       Net deferred tax asset                                                   $  1,552         $  1,109
       ===================================================================================================

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

       Management believes that the realization of the recognized net deferred tax asset of $1.6 billion is more likely than not based on existing carryback ability and expectations as to future taxable income. Citigroup has reported pre-tax financial statement income of approximately $12.0 billion on average over the last three years and has generated federal taxable income exceeding $8.0 billion on average each year during this same period.

9.     STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY

       MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

       The Company formed statutory business trusts under the laws of the state of Delaware, which exist for the exclusive purposes of (i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust Securities in Junior Subordinated Deferrable Interest Debentures (Junior Subordinated Debentures) of its parent; and (iii) engaging in only those activities necessary or incidental thereto. These Subordinated Debentures and the related income effects are eliminated in the consolidated financial statements. The financial structure of each of the Company's subsidiary trusts at December 31, 1999 and 1998 was as follows:

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.     STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, CONTINUED

       ------------------------------------------------------------------------------------------------------
                                                                        TRAVELERS P&C           TRAVELERS P&C
                                                                            CAPITAL I              CAPITAL II
       ------------------------------------------------------------------------------------------------------
       TRUST SECURITIES (TAP SECURITIES)
       Issuance date                                                        April 1996               May 1996
       Securities issued                                                    32,000,000              4,000,000
       Liquidation preference per security                                      $   25                 $   25
       Liquidation value (in millions)                                          $  800                 $  100
       Coupon rate                                                                8.08%                  8.00%
       Distributions payable                                                 Quarterly              Quarterly
       Distributions guaranteed by (1)                                             TAP                    TAP
       Common shares issued to parent                                          989,720                123,720
       ------------------------------------------------------------------------------------------------------
       JUNIOR SUBORDINATED DEBENTURES (TAP DEBENTURES)
       Amount owned (in millions)                                               $  825                 $  103
       Coupon rate                                                                8.08%                  8.00%
       Interest payable                                                      Quarterly              Quarterly
       Maturity date                                                    April 30, 2036           May 15, 2036
       Redeemable by issuer on or after                                 April 30, 2001           May 15, 2001
       ------------------------------------------------------------------------------------------------------

       (1) Under the arrangements, taken as a whole, payments due are fully and unconditionally guaranteed on a subordinated basis.

       Travelers P&C Capital I and Travelers P&C Capital II will use the proceeds from any redemption of TAP Securities to redeem a like amount of TAP Debentures.

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

       COMMON STOCK

       CLASS A
       On April 2, 1996, TAP sold approximately 33 million shares of its Class A Common Stock to four private investors, Aetna Services, Inc., J.P. Morgan Capital Corporation, Fund American Enterprise Holdings, Inc. and The Trident Partnership, L.P. (collectively, the Private Investors), for an aggregate of $525 million. On April 23, 1996, TAP sold in a public offering approximately 39 million shares of its Class A Common Stock, for net proceeds of $928 million. On all matters submitted to vote of the TAP stockholders, holders of Class A Common Stock are entitled to one vote per share.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.     STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, CONTINUED

       On June 23, 1997, the Company repurchased, in the aggregate, 6,600,102 shares of Class A Common Stock held by the Private Investors for a total purchase price of approximately $241 million, representing a discount to the then current market price. Following this transaction, Citigroup's beneficial ownership of the Company increased to 83.4%. The repurchases represented 20% of the holdings of each of the Private Investors.

       On January 18, 2000, January 19, 1999 and January 28, 1998, the Company, through the Travelers Property Casualty Corp. Capital Accumulation Plan (TAP CAP), reissued 467,207, 476,431 and 763,654 shares of treasury stock, respectively, in the form of restricted Class A Common Stock to participating officers and other key employees. In addition, on January 22, 1997, the Company, through TAP CAP, issued 413,578 shares of the Company's Class A Common Stock in the form of restricted Class A Common Stock to participating officers and other key employees. The fair market value per share of the 2000, 1999 and 1998 restricted stock awards was $36.49, $31.88 and $43.71, respectively. The restricted stock generally vests after a three-year period. Except under limited circumstances, the stock cannot be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. Unearned compensation expense associated with the restricted stock grants represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period. The after-tax compensation cost charged to earnings for these restricted stock awards was $22 million, $12 million and $7 million for the years ended December 31, 1999, 1998 and 1997, respectively. At December 31, 1999, 5,844,149 shares were available for future grants under all existing plans of TAP, including, but not limited to, the restricted stock plan.

       On August 12, 1998, TAP's Board of Directors authorized a $150 million repurchase program, which was completed in October of 1999. On October 6, 1999, TAP's Board of Directors authorized the expenditure of up to $200 million for the repurchase of its Class A Common Stock. The repurchases have been made from time to time in the open market or through negotiated transactions and will be used primarily for the issuance of stock for employee benefit plans. At December 31, 1999, TAP had repurchased $81 million of its common stock pursuant to the current repurchase plan.

       CLASS B
       TIGI owns all of the outstanding shares of Class B Common Stock representing 84.7% of the economic interest in TAP at December 31, 1999. Class B holders are entitled to 10 votes per share on any matter submitted to vote of the TAP stockholders.

       DIVIDENDS

       The Company's insurance subsidiaries are currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. Dividend payments to TAP from its insurance subsidiaries are limited to $1.2 billion in 2000 without prior approval of the Connecticut Insurance Department.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.     STOCKHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, CONTINUED

       STATUTORY NET INCOME AND SURPLUS

       Statutory net income of TAP's insurance subsidiaries was $1.4 billion, $1.4 billion and $1.1 billion for the years ended December 31, 1999, 1998 and 1997, respectively. Statutory capital and surplus of TAP's insurance subsidiaries was $7.7 billion and $7.1 billion at December 31, 1999 and 1998, respectively.

       ACCUMULATED OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES, NET OF TAX

       Changes in each component of Accumulated Other Changes in Equity from Nonowner Sources were as follows:

        ---------------------------------------------------------------------------------------------
                                                                  NET                     ACCUMULATED
                                                           UNREALIZED                           OTHER
                                                                GAINS        FOREIGN       CHANGES IN
                                                          (LOSSES) ON       CURRENCY      EQUITY FROM
        (for the year ended                                INVESTMENT    TRANSLATION         NONOWNER
        December 31, in millions)                          SECURITIES     ADJUSTMENT          SOURCES
        ---------------------------------------------------------------------------------------------
        BALANCE, JANUARY 1, 1997                              $   292          $  (7)         $   285
        Net unrealized gains on investment
           securities, net of tax of $272                         503              -              503
        Less: Reclassification adjustment for gains
           included in net income, net of tax of ($35)            (66)             -              (66)
        ---------------------------------------------------------------------------------------------
        Current period change                                     437              -              437
        ---------------------------------------------------------------------------------------------
        BALANCE, DECEMBER 31, 1997                                729             (7)             722
        Net unrealized gains on investment
           securities, net of tax of $154                         285              -              285
        Less: Reclassification adjustment for gains
           included in net income, net of tax of ($46)            (85)             -              (85)
        Foreign currency translation adjustment,
          net of tax of $0                                         -              (1)              (1)
        ---------------------------------------------------------------------------------------------
        Current period change                                     200             (1)             199
        ---------------------------------------------------------------------------------------------
        BALANCE, DECEMBER 31, 1998                                929             (8)             921
        Net unrealized losses on investment
           securities, net of tax of  ($596)                   (1,108)             -           (1,108)
        Less: Reclassification adjustment for gains
           included in net income, net of tax of  ($13)           (23)             -              (23)
        Foreign currency translation adjustment,
           net of tax of $3                                        -               8                8
        ---------------------------------------------------------------------------------------------
        Current period change                                  (1,131)             8           (1,123)
        ---------------------------------------------------------------------------------------------
        BALANCE, DECEMBER 31, 1999                            $  (202)         $   -          $  (202)
        =============================================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10.    BENEFIT PLANS

       PENSION AND OTHER POSTRETIREMENT BENEFITS

       The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by an affiliate. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by an affiliate. The Company's share of net expense for the qualified pension and other postretirement benefit plans was $30 million, $31 million and $26 million for 1999, 1998 and 1997, respectively.

       401(k) SAVINGS PLAN

       Substantially all employees of the Company are eligible to participate in a 401(k) savings plan sponsored by Citigroup. There are no Company matching contributions for substantially all employees.


11.    LEASES

       Most leasing functions for TIGI and its subsidiaries are administered by the Company. See note 14. Rent expense related to these leases is shared by the companies on a cost allocation method based generally on estimated usage by department. Rent expense was $112 million, $106 million and $118 million in 1999, 1998 and 1997, respectively.

       Future minimum annual rentals under noncancellable operating leases are $99 million, $81 million, $56 million, $35 million, $16 million and $88 million for 2000, 2001, 2002, 2003, 2004 and 2005 and thereafter, respectively. Future sublease rental income of approximately $47 million will partially offset these commitments.

12.    DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

       DERIVATIVE FINANCIAL INSTRUMENTS

       The Company uses derivative financial instruments, including interest rate swaps, interest rate futures, options and forward contracts, as a means of hedging exposure to foreign currency, equity price changes and/or interest rate risk on anticipated transactions or existing assets and liabilities. The Company does not hold or issue derivative instruments for trading purposes.

       These derivative financial instruments have off-balance-sheet risk. Financial instruments with off-balance-sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized on the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts, interest rate swaps and currency swaps, credit risk is limited to the amount that it would cost the Company to replace the contract. The Company is a writer of option contracts and as such has no credit risk since the counterparty has no performance obligation after it has paid a premium.

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

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

12. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED


       The off-balance-sheet risk of interest rate swaps, currency swaps, options and forward contracts was not significant at December 31, 1999 and 1998.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," and, therefore, are not included in the amounts discussed.

       At December 31, 1999 and 1998, investments in fixed maturities had a fair value, which equaled carrying value, of $25.3 billion and $28.0 billion, respectively. The fair value of investments in fixed maturities for which a quoted market price or dealer quote are not available was $949 million and $1.2 billion at December 31, 1999 and 1998, respectively. The carrying values of cash, short-term securities, mortgage loans and investment income accrued approximated their fair values. See notes 1 and 4.

       At December 31, 1999 and 1998, the carrying value of $850 million and $1.3 billion, respectively, of long-term debt approximated its fair value. Fair value is based upon bid price at December 31, 1999 and 1998. At December 31, 1999, the TAP Debentures had a carrying value and a fair value of $900 million and $814 million, respectively, and at December 31, 1998, the carrying value of $900 million approximated their fair value. Fair value is based upon the closing price at December 31, 1999 and 1998.

       The carrying values of $1.7 billion and $1.4 billion of financial instruments classified as other assets approximated their fair values at December 31, 1999 and 1998, respectively. The carrying values of $3.4 billion and $3.5 billion of financial instruments classified as other liabilities at December 31, 1999 and 1998, respectively, also approximated their fair values. Fair value is determined using various methods including discounted cash flows, as appropriate for the various financial instruments.

13.    COMMITMENTS AND CONTINGENCIES

       FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

       See note 12 for a discussion of financial instruments with off-balance-sheet risk.

       In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships and limited liability corporations. The off-balance-sheet risks of these financial instruments were not significant at December 31, 1999 and 1998.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

13.    COMMITMENTS AND CONTINGENCIES, CONTINUED

       LITIGATION

       In the ordinary course of business, the Company is a defendant or codefendant in various litigation matters other than environmental and asbestos claims. Although there can be no assurances, as of December 31, 1999, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

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

       An affiliate maintains a short-term investment pool in which the Company participates. The positions of each company participating in the pool are calculated and adjusted daily. At December 31, 1999 and 1998, the pool totaled approximately $2.6 billion and $2.3 billion, respectively. The Company's share of the pool amounted to $1.3 billion and $1.4 billion at December 31, 1999 and 1998, respectively, and is included in short-term securities in the consolidated balance sheet.

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

       Had the Company applied FAS 123 in accounting for Citigroup stock options, net income and net income per share-assuming dilution would have been the pro forma amounts indicated as follows:

       ----------------------------------------------------------------------------------------------
       (for the year ended December 31,                                                    NET INCOME
       in millions, except per share amounts)                               NET INCOME      PER SHARE
       ----------------------------------------------------------------------------------------------
       1999
       Net income, as reported                                                $  1,276       $   3.27
       FAS 123 pro forma adjustments, after tax                                    (37)         (0.09)
       ----------------------------------------------------------------------------------------------
       Net income, pro forma                                                  $  1,239       $   3.18
       ==============================================================================================
       1998
       Net income, as reported                                                $  1,343       $   3.42
       FAS 123 pro forma adjustments, after tax                                    (25)         (0.06)
       ----------------------------------------------------------------------------------------------
       Net income, pro forma                                                  $  1,318       $   3.36
       ==============================================================================================
       1997
       Net income, as reported                                                $  1,236       $   3.12
       FAS 123 pro forma adjustments, after tax                                    (16)         (0.04)
       ----------------------------------------------------------------------------------------------
       Net income, pro forma                                                  $  1,220       $   3.08
       ==============================================================================================

       The assumptions used in applying FAS 123 to account for Citigroup stock options were as follows:

       -------------------------------------------------------------------------------------------------
                                                                       1999           1998          1997
       -------------------------------------------------------------------------------------------------
       Expected volatility of Citigroup stock                          44.1%          37.1%         31.5%
       Risk-free interest rate                                         5.29%          4.70%         5.83%
       Expected annual dividends per Citigroup share                $  0.63        $  0.43       $  0.31
       Expected annual forfeiture rate                                   5%              5%            5%
       =================================================================================================

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

14.    RELATED PARTY TRANSACTIONS, CONTINUED

       At December 31, 1999, the Company had $102 million of securities pledged as collateral to Citibank to support a letter of credit facility for certain of the Company's surety customers. There were no securities pledged to Citibank at December 31, 1998.

       Most leasing functions for TIGI and its subsidiaries are administered by the Company. See note 11. The Company leases furniture and equipment from subsidiaries of TIGI. The rental expense charged to the Company for this furniture and equipment was $28 million, $42 million and $48 million in 1999, 1998 and 1997, respectively.

       In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's-length basis.

       The Company participates in reinsurance agreements with TIC. See note 5.

       The Company purchases annuities from affiliates to settle certain claims. Reinsurance recoverables at December 31, 1999 and 1998 included $799 million and $787 million, respectively, related to these annuities.

15.    NONCASH FINANCING AND INVESTING ACTIVITIES

       There were no significant noncash financing or investing activities for the years ended December 31, 1999, 1998 or 1997.

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

16.    SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

       ----------------------------------------------------------------------------------------------------------------------------
                                                             FIRST         SECOND         THIRD        FOURTH
       1999 (in millions, except per share amounts)        QUARTER        QUARTER       QUARTER       QUARTER            TOTAL
       ----------------------------------------------------------------------------------------------------------------------------
       Total revenues                                      $ 2,573        $ 2,634       $ 2,619       $ 2,746         $ 10,572
       Total expenses                                        2,122          2,154         2,189         2,192            8,657
       ----------------------------------------------------------------------------------------------------------------------------
       Income before federal income taxes
         and cumulative effect of changes
         in accounting principles                              451            480           430           554            1,915
       Federal income tax expense                              117            126           110           153              506
       ----------------------------------------------------------------------------------------------------------------------------
       Income before cumulative effect of changes
         in accounting principles                              334            354           320           401            1,409
       Cumulative effect of change in accounting
         for insurance-related assessments, net of tax        (160)             -             -             -             (160)
       Cumulative effect of change in accounting
         for insurance and reinsurance contracts
         that do not transfer insurance risk, net of tax        27              -             -             -               27
       ----------------------------------------------------------------------------------------------------------------------------

       Net income                                          $   201        $   354       $   320       $   401         $  1,276
       ============================================================================================================================
       Basic Earnings per Share
       Income before cumulative effect of changes
         in accounting principles                          $  0.85        $  0.91       $  0.82       $  1.04         $   3.62
       Cumulative effect of changes in
         accounting principles                               (0.34)             -             -             -            (0.34)
       ----------------------------------------------------------------------------------------------------------------------------

       Net income                                          $  0.51        $  0.91       $  0.82       $  1.04         $   3.28
       ============================================================================================================================
       Diluted Earnings per Share
       Income before cumulative effect of changes
         in accounting principles                          $  0.85        $  0.91       $  0.82       $  1.03         $   3.61
       Cumulative effect of changes in
         accounting principles                               (0.34)             -             -             -            (0.34)
       ----------------------------------------------------------------------------------------------------------------------------

       Net income                                          $  0.51        $  0.91       $  0.82       $  1.03         $   3.27
       ============================================================================================================================
       Common stock price
         High                                              $    38 1/2    $    41 3/8   $    41 7/8   $    38 7/8     $     41 7/8
         Low                                               $    28 3/16   $    33 3/8   $    28 3/4   $    27 11/16   $     27 11/16
         Close                                             $    35 3/4    $    39 1/8   $    29 1/2   $    34 1/4     $     34 1/4
       Dividends per share of common stock                 $ 0.125        $ 0.125       $ 0.125       $ 0.125         $  0.500
       ----------------------------------------------------------------------------------------------------------------------------

               TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

16.    SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

       ------------------------------------------------------------------------------------------------------------------------
                                                         FIRST         SECOND         THIRD          FOURTH
       1998 (in millions, except per share amounts)    QUARTER        QUARTER       QUARTER         QUARTER          TOTAL
       ------------------------------------------------------------------------------------------------------------------------
       Total revenues                                  $ 2,594        $ 2,532       $ 2,601         $ 2,724       $ 10,451
       Total expenses                                    2,108          2,106         2,176           2,224          8,614
       ------------------------------------------------------------------------------------------------------------------------
       Income before federal income taxes                  486            426           425             500          1,837
       Federal income tax expense                          139            113           110             132            494
       ------------------------------------------------------------------------------------------------------------------------
       Net income                                      $   347        $   313       $   315         $   368       $  1,343
       ========================================================================================================================
       Basic Earnings per Share                        $  0.88        $  0.80       $  0.80         $  0.94       $   3.43
       Diluted Earnings per Share                      $  0.88        $  0.80       $  0.80         $  0.94       $   3.42
       ------------------------------------------------------------------------------------------------------------------------
       Common stock price
         High                                          $    46 1/16   $    45 5/8   $    45 3/4     $    35 1/2   $     46 1/16
         Low                                           $    39 1/8    $    38 3/4   $    29 5/8     $    24 1/8   $     24 1/8
         Close                                         $    44        $    42 7/8   $    31 15/16   $    31       $     31
       Dividends per share of common stock             $ 0.100        $ 0.100       $ 0.100         $ 0.100       $  0.400
       ------------------------------------------------------------------------------------------------------------------------

       Due to changes in the number of average shares outstanding, quarterly earnings per share of common stock may not add to the total for the years.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Travelers Property Casualty Corp.:

We have audited the accompanying consolidated balance sheets of Travelers Property Casualty Corp. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Travelers Property Casualty Corp. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations, changes in stockholders' equity and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 1999 the Company changed its methods of accounting for insurance and reinsurance contracts that do not transfer insurance risk and its accounting for insurance-related assessments.


/s/ KPMG LLP


Hartford, Connecticut
January 18, 2000